EarthLink®

Notice of 2012 Annual Meeting and Proxy Statement

2011 Annual Report to Stockholders

NOTICE OF

2012 ANNUAL MEETING

AND

PROXY STATEMENT

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309
(404) 815-0770

March 20, 2012

Dear Stockholders:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of EarthLink, Inc., which will be held at 4:00 p.m. (local time) on Tuesday, May 1, 2012, at our offices at 1375 Peachtree Street, Atlanta, Georgia.

The principal business of the 2012 Annual Meeting of Stockholders will be (1) the election of the seven directors nominated by the Board of Directors as set forth in the Proxy Statement; (2) the approval of a non-binding advisory resolution approving the compensation of our named executive officers; and (3) the ratification of the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012.

As permitted by rules adopted by the Securities and Exchange Commission, we are making our Proxy Statement and 2011 Annual Report available to our stockholders electronically over the Internet. You may read, print and download our Proxy Statement and 2011 Annual Report at *www.proxyvote.com.* On or about March 20, 2012, we mailed our stockholders a notice containing instructions on how to access our Proxy Statement and 2011 Annual Report and vote online or by telephone. The notice also provides instruction on how you can request a paper copy of these documents if you desire.

If you do not attend the 2012 Annual Meeting of Stockholders, you may vote your shares by mail, by telephone or by Internet. If you received a paper copy of the proxy card by mail, you may sign, date and mail the proxy card in the envelope provided. The proxy card materials provide you with details on how to vote by these three methods. Whether or not you plan to attend the 2012 Annual Meeting of Stockholders, we encourage you to vote in the method that suits you best so that your shares will be voted at the 2012 Annual Meeting of Stockholders. If you decide to attend the 2012 Annual Meeting of Stockholders, you may revoke your proxy and personally cast your vote..

Thank you, and we look forward to seeing you at the 2012 Annual Meeting of Stockholders or receiving your proxy vote.

Sincerely yours,

Rolla P. Huff
Chairman of the Board and Chief Executive Officer

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309
(404) 815-0770

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

The 2012 Annual Meeting of Stockholders of EarthLink, Inc. will be held at 4:00 p.m. (local time) on Tuesday, May 1, 2012, at 1375 Peachtree Street, Atlanta, Georgia. The meeting is called for the following purposes:

1. To elect the seven directors nominated by our Board of Directors as set forth in the Proxy Statement;
2. To approve a non-binding advisory resolution approving the compensation of our named executive officers;
3. To ratify the appointment by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012; and
4. To transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on March 15, 2012 as the record date for the purpose of determining the stockholders who are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

By order of the Board of Directors,

Rolla P. Huff
Chairman of the Board and Chief Executive Officer

Atlanta, Georgia
March 20, 2012

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. IF YOU ARE UNABLE TO BE PRESENT AT THE MEETING, PLEASE VOTE YOUR SHARES BY TELEPHONE OR BY INTERNET SO THAT YOUR SHARES WILL BE REPRESENTED. IF YOU RECEIVED A COPY OF THE PROXY CARD BY MAIL, YOU MAY SIGN, DATE AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED. IF YOU WISH, YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE TIME IT IS VOTED.

EARTHLINK, INC.
1375 Peachtree Street
Atlanta, Georgia 30309

PROXY STATEMENT

For the Annual Meeting of Stockholders
to be held May 1, 2012

This Proxy Statement is furnished by and on behalf of the Board of Directors of EarthLink, Inc. in connection with the solicitation of proxies for use at the 2012 Annual Meeting of Stockholders of EarthLink to be held at 4:00 p.m. (local time) on Tuesday, May 1, 2012, at our offices at 1375 Peachtree Street, Atlanta, Georgia, and at any adjournments or postponements thereof. This Proxy Statement and the proxy card are being made available to our stockholders of record on March 15, 2012, the record date. We are making these materials available to you on the Internet or, upon your request, are delivering printed versions of these materials to you by mail. On or about March 20, 2012, we mailed a notice to stockholders containing instructions on how to access the Proxy Statement and 2011 Annual Report and vote.

THE BOARD OF DIRECTORS URGES YOU TO VOTE YOUR SHARES BY ANY OF THE THREE AVAILABLE METHODS—BY MAIL, BY TELEPHONE OR BY INTERNET. IF YOU VOTE BY MAIL, PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD.

YOUR VOTE IS IMPORTANT!

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

General

Proxies will be voted as specified by the stockholder or stockholders granting the proxy. Stockholders can vote in person at the 2012 Annual Meeting of Stockholders or by proxy. There are three ways to vote by proxy:

- By Telephone—You can vote by telephone by calling 1 (800) 690-6903 and following the instructions on the proxy card if you are located in the United States;
- By Internet—You can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card; or
- By Mail—You can vote by mail by signing, dating and mailing the enclosed proxy card if you received your proxy materials by mail.

Internet and telephone facilities for stockholders of record will be available 24 hours a day and close at 11:59 p.m. (Eastern time) on April 30, 2012.

Unless contrary instructions are specified, if the proxy card is executed and returned (and not revoked) prior to the 2012 Annual Meeting of Stockholders, the shares of our common stock, $0.01 par value per share, or Common Stock, represented thereby will be voted (1) FOR the election of the seven director nominees named in this Proxy Statement; (2) FOR the non-binding advisory resolution approving the compensation of our named executive officers; and (3) FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2012. The submission of a proxy will not affect a stockholder's right to attend and to vote in person at the 2012 Annual Meeting of Stockholders. A stockholder who submits a proxy may change or revoke it at any time before it is voted by filing with our Corporate Secretary either a written revocation or an executed proxy bearing a later date, by attending and voting in person at the 2012 Annual Meeting of Stockholders or granting a subsequent proxy through the Internet or by telephone.

Only holders of record of Common Stock as of the close of business on March 15, 2012 will be entitled to vote at the 2012 Annual Meeting of Stockholders. Holders of shares authorized to vote are entitled to cast one vote per share on all matters voted upon at the 2012 Annual Meeting of Stockholders. As of the close of business on the record date, there were 106,185,152 shares of Common Stock issued and outstanding.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the 2012 Annual Meeting of Stockholders, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the 2012 Annual Meeting of Stockholders in order to vote.

Only stockholders who own EarthLink Common Stock as of the close of business on March 15, 2012 will be entitled to attend the 2012 Annual Meeting of Stockholders. Proof of stock ownership as of this date and some form of government issued photo identification (such as a valid driver's license or passport) will be required for admission to the 2012 Annual Meeting of Stockholders. If you hold your shares of Common Stock in a brokerage account or through another nominee, you are the beneficial owner of those shares but not the record holder and you will need to obtain a "legal proxy" from the record holder to attend the 2012 Annual Meeting of Stockholders.

Quorum Required

According to our bylaws, the holders of a majority of the shares entitled to be voted must be present or represented by proxy to constitute a quorum. Each outstanding share is entitled to one vote on all matters. For purposes of the quorum and the discussion below regarding the vote necessary to take stockholder action, the stockholders who are present at the 2012 Annual Meeting of Stockholders in person or by proxy and who abstain from voting are considered stockholders who are present and entitled to vote and they count toward a quorum. Abstentions and shares of record held by a broker or its nominee that are voted on any matter are included in determining whether a quorum is present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

Vote Required

Under rules of self-regulatory organizations governing brokers, your bank, broker or other nominee may vote your shares in its discretion on "routine" matters. These rules also provide, however, that when a proposal is not a "routine" matter and your bank, broker or other nominee has not received your voting instructions with respect to such proposal, your bank, broker or other nominee cannot vote your shares on that proposal. When a bank, broker or other nominee does not cast a vote for a routine or a non-routine matter, it is called a "broker non-vote." Your bank, broker or other nominee may not vote your shares with respect to the election of nominees for director or the non-binding advisory proposal regarding the compensation of our named executive officers in the absence of your specific instructions as to how to vote with respect to these matters, because under such rules these matters are not considered "routine" matters. The ratification of the appointment of Ernst & Young LLP is considered a routine matter.

Under our Second Restated Certificate of Incorporation, directors are elected by the vote of the majority of the votes cast. Only votes actually cast will be counted for the purpose of determining whether a particular nominee received the affirmative vote of a majority of votes cast in an uncontested election. Abstentions and broker non-votes will have no effect on the outcome of the election of directors. Our Corporate Governance Guidelines currently contain a policy that requires any incumbent nominee for director in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected) who does not receive a majority of affirmative votes for his or her election to tender his or her resignation to the Board of Directors. The Board of Directors then would consider whether to accept this resignation in accordance with the procedures set forth in our Corporate

Governance Guidelines. The policy is available for review at the following website, *www.earthlink.net.* The policy may be reviewed by clicking "About Us," then "Investor Relations," then "Corporate Governance" and then "Corporate Governance Guidelines."

Approval of the non-binding advisory proposal regarding the compensation of our named executive officers requires the affirmative vote of the majority of the votes cast on the proposal at the 2012 Annual Meeting of Stockholders. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because your vote on this proposal is advisory, it will not be binding on us or the Board of Directors. However, the Leadership and Compensation Committee of the Board of Directors will review the voting results and take them into consideration when making future decisions regarding executive compensation as it deems appropriate.

Approval of the ratification of the appointment by the Audit Committee of Ernst & Young LLP for the year ending December 31, 2012 requires the affirmative vote of a majority of the shares present or represented and entitled to vote at the 2012 Annual Meeting of Stockholders to be approved. Abstentions will have the same effect as a vote against these proposals. Broker non-votes will have no effect on the outcome of these proposals.

With respect to any other matters that may come before the 2012 Annual Meeting of Stockholders, if proxies are returned, such proxies will be voted in a manner deemed by the proxy representatives named therein to be in our best interests and the best interests of our stockholders.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board of Directors

Our Second Restated Certificate of Incorporation provides that we shall have at least two and not more than 17 directors, with the exact number to be fixed by resolution of the Board of Directors from time to time or by a majority vote of the stockholders entitled to vote on directors. The current size of the Board of Directors is fixed at seven, and we currently have seven directors. The Board of Directors held 13 meetings during the year ended December 31, 2011. During 2011, all incumbent members of the Board of Directors attended at least 75% of the aggregate number of (i) meetings of the Board of Directors and (ii) meetings held by all committees of the Board of Directors on which the director served at the time the director was a member of the Board of Directors or the committee.

Nominees Standing for Election

The Corporate Governance and Nominating Committee has recommended and the Board of Directors has nominated the following individuals for director: Susan D. Bowick, Marce Fuller, Rolla P. Huff, David A. Koretz, Garry K. McGuire, Thomas E. Wheeler and M. Wayne Wisehart. All of the nominees are current members of our Board of Directors and, with the exception of Mr. Huff, have been determined to be independent. As our Chief Executive Officer, Mr. Huff is not independent. Our Corporate Governance and Nominating Committee has reviewed each nominee's qualifications and has recommended to our Board of Directors that each nominee be submitted to a vote of our stockholders at the 2012 Annual Meeting of Stockholders, each to serve until the 2013 Annual Meeting of Stockholders or until his or her successor is duly elected and qualified. If a nominee is unavailable to serve as a director, proxies may be voted for another nominee proposed by the Corporate Governance and Nominating Committee and the Board of Directors, or the Board of Directors may reduce the number of directors to be elected at the 2012 Annual Meeting of Stockholders.

Set forth below is certain biographical information furnished to us by the directors standing for election at the 2012 Annual Meeting of Stockholders:

Susan D. Bowick

Age: 63

Ms. Bowick has served on our Board of Directors since May 2008. Ms. Bowick is a member of the Boards of Directors of Comverse Technology, Inc. and Verint Systems Inc. She serves as the chairperson of the Leadership and Compensation Committee of both of these companies. Ms. Bowick has served as a consultant to several global technology companies, including IBM, SAP, Nokia and Nokia Siemens Networks. From 1977 to 2004, Ms. Bowick served in various executive positions with Hewlett-Packard Company, most recently as Executive Vice President, Human Resources and Workforce Development and as a member of the management executive committee.

Ms. Bowick's previous senior leadership positions at Hewlett-Packard have given her experience and global expertise which are valuable to our Board of Directors. Her service there and on the Comverse Technology, Inc. and Verint Systems Inc. Boards of Directors has given her unique experience with executive compensation and human resources issues, which are important to her position as chairperson of the Leadership and Compensation Committee. In addition, given our recent, and possible future, acquisition activity, her business development experience at Hewlett-Packard, which included evaluating potential mergers and acquisitions and leading integration activities, and global operations experience, are of importance to our Board of Directors.

Marce Fuller

Age: 51

Ms. Fuller has served on our Board of Directors since October 2001. She was the President and Chief Executive Officer of Mirant Corporation, or Mirant, a U.S. marketer of power and natural gas, from July 1999 through September 2005, and served as a member of Mirant's Board of Directors until January 2006. From September 1997 to July 1999, Ms. Fuller served as President and Chief Executive Officer of the Mirant Americas Energy Marketing division of Mirant. From May 1996 to September 1997, Ms. Fuller was Senior Vice President of Mirant's North American operations and business development, and from February 1994 to May 1996, she was Mirant's Vice President for domestic business development. Mirant filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in July 2003 and emerged from bankruptcy protection in January 2006. Ms. Fuller serves on the Board of Directors of Curtiss-Wright Corporation, where she is chairperson of the Committee on Directors and Governance and a member of the Audit Committee and the Executive Compensation Committee. She also serves on the Board of Directors of Benevolink and the Leadership Board of the College of Engineering, University of Alabama.

Ms. Fuller has gained unique governance expertise as a result of her work with us and her prior Chief Executive Officer position and her other independent director assignments, which is necessary for her roles as chairperson of the Corporate Governance and Nominating Committee and as Lead Director. In addition, she brings to the Board of Directors corporate development experience and knowledge gained from her senior leadership and board positions at Mirant and other public companies. Given her experience at Mirant and as a director of Curtiss-Wright Corporation, she also offers the Board of Directors an understanding of a global business.

Rolla P. Huff

Age: 55

Mr. Huff is our Chief Executive Officer and a member of our Board of Directors and has served in those positions since June 2007. He also served as President from June 2007 until May 2010. He was elected Chairman of the Board in January 2008. Mr. Huff was appointed as the Chief Executive Officer of Mpower Holding Corporation, a business telecommunications company, in November 1999 and as the Chairman of the Board of Mpower in July 2001 and served in both capacities until its merger with a subsidiary of U.S. TelePacific Holdings Corp. in August 2006. Mpower filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy protection in July 2002. From March 1999 until its acquisition in September 1999, Mr. Huff served as President and Chief Operating Officer of Frontier Corporation and served as Executive Vice President and Chief Financial Officer of that corporation from May 1998 to March 1999. From July 1997 to May 1998, Mr. Huff was President of AT&T Wireless for the Central U.S. region and Mr. Huff served as Senior Vice President and Chief Financial Officer of that company from 1995 to 1997. From 1994 to 1995, Mr. Huff was Financial Vice President of Mergers and Acquisitions for AT&T.

Mr. Huff's knowledge of EarthLink and our operations is valuable to the Board of Directors in evaluating and directing our future. In addition, Mr. Huff's experience in senior leadership and board positions of other public communications and IT services providers has positioned him to bring executive, corporate development, operational and financial experience and industry knowledge to his position as Chairman of the Board.

David A. Koretz

Age: 32

Mr. Koretz has served on our Board of Directors since May 2008. Mr. Koretz has been a Vice President and General Manager in the security business unit of Juniper Networks, Inc., a networking services company, since February 2012. Previously Mr. Koretz was the President and Chief Executive Officer of Mykonos Software, Inc., a web application security software company from December 2009 until February 2012 when Mykonos Software was acquired by Juniper Networks. From 1999 to December 2009 he was President and Chief Executive Officer of BlueTie Inc., a SaaS provider with more than 1.5 million users. Mr. Koretz is a member of the Board of Directors of BlueTie Inc. and the Executive Chairman of Adventive, Inc, an online advertising software provider. Mr. Koretz also serves as a member of the Board of Trustees of the Rochester Institute of Technology where he also is a member of the Dean's Council at the Golisano School of Computing.

Mr. Koretz has gained valuable knowledge of the software, SaaS, managed services and cybersecurity industries as a result of his work with Mykonos Software, Inc., BlueTie Inc. and Adventive, Inc., which is important to our Board of Directors in providing insight into the future direction of our business. This knowledge will assist us in our focus on managed IT services. In addition, his work with privately-held companies has given him an understanding of private equity and smaller businesses, providing an entrepreneurial perspective that is important to our Board of Directors.

Garry K. McGuire

Age: 65

Mr. McGuire has served on our Board of Directors since July 2011. From September 2000 until his retirement in December 2006, Mr. McGuire served as Chief Financial Officer and Senior Vice President, Corporate Development of Avaya, Inc., a provider of unified communications, contact centers, data solutions and related services. From January 2007 until March 2007, Mr. McGuire served as a consultant to Avaya, Inc. Previously, he was president and chief executive officer of Williams Communications

Solutions LLC and President of NORTEL Communications Systems, Inc. Mr. McGuire had been a member of the Board of Directors of Telcordia Technologies Inc., a developer of IP, wireline and mobile communications software and services, from December 2006 until January 2012 when Telcordia was acquired by Ericsson AB. He was the Chairman of Telcordia's Board from November 2010 until January 2012.

Mr. McGuire provides the Board of Directors extensive financial experience gained through his experience as a Chief Financial Officer of a public company which position provided him with the financial expertise to serve as one of our Audit Committee financial experts. This experience, as well as his prior role as a Chief Executive Officer, enables Mr. McGuire to provide critical insight to our business strategy as well as to our financial reporting and risk management process.

Thomas E. Wheeler

Age: 65

Mr. Wheeler has served on our Board of Directors since July 2003. Mr. Wheeler has served as a managing director of Core Capital Partners, a venture capital fund, since 2005 and President and Chief Executive Officer of Shiloh Group, LLC, a strategy development and private investment company specializing in telecommunications services, since 2003. From 1992 through October 2003, Mr. Wheeler served as the President and Chief Executive Officer of the Cellular Telecommunications & Internet Association. Mr. Wheeler serves on the Board of Directors of TNS, Inc., a provider of data communications and transaction payment services.

Mr. Wheeler's extensive public policy experience, especially with telecommunications companies and issues, is essential for the Board of Directors of a company such as ours that regularly faces telecommunications regulatory issues. That same experience, together with his private investment company experience, has also given Mr. Wheeler an understanding of the communications and IT services business.

M. Wayne Wisehart

Age: 66

Mr. Wisehart is a self-employed consultant. He has served on our Board of Directors since July 2008. Mr. Wisehart is a member of the Board of Directors of Marchex, Inc. where he serves as the chairman of the Audit Committee. Mr. Wisehart served as the Consulting Chief Financial Officer of All Star Directories, Inc., an education lead generation company, from February 2010 to November 2010. Mr. Wisehart served as Chief Financial Officer of aQuantive, Inc., a digital marketing services company, from March 2006 until September 2007. aQuantive was acquired by Microsoft in August 2007. Prior to this position, Mr. Wisehart served as Executive Vice President and Chief Financial Officer of Western Wireless Corporation, a cellular phone service provider, from January 2003 until September 2005. Western Wireless was acquired by Alltel in August 2005. Prior to that time, Mr. Wisehart served as Chief Financial Officer of iNNERHOST, Inc., a web hosting services company, from October 2000 through February 2002, and as President and Chief Executive Officer for Teledirect International, Inc., a marketing automation software company, from February 1999 through October 2000. Mr. Wisehart serves on the Board of Directors of Centri Technology, Inc., a wireless service technologies company focusing on advanced data acceleration.

Mr. Wisehart's experience as a Chief Financial Officer and on public company audit committees has given him financial expertise to serve as one of our Audit Committee financial experts and chairman of the Audit Committee. His experience with the financial and corporate development matters of telecommunications and technology companies is especially valuable. He also has gained experience in risk management from his work as a public company executive officer and audit committee member, which is essential to the Audit Committee and the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION AS DIRECTORS OF THE NOMINEES NAMED ABOVE.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We have the following standing committees of our Board of Directors: Leadership and Compensation Committee, Audit Committee and Corporate Governance and Nominating Committee. Each committee has a charter which is available for review at the following website, *www.earthlink.net.* The charters may be found by clicking "About Us," then "Investor Relations" and then "Corporate Governance."

Leadership and Compensation Committee

The Leadership and Compensation Committee presently consists of Ms. Bowick (Chairperson), Mr. McGuire, Mr. Wheeler and Mr. Wisehart. The Leadership and Compensation Committee met six times during the year ended December 31, 2011. The Leadership and Compensation Committee establishes and approves cash and long-term incentive compensation for our executive officers and directors. The Leadership and Compensation Committee also administers our equity-based compensation plans. The Board of Directors has determined that the members of our Leadership and Compensation Committee are independent as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies.

The Leadership and Compensation Committee retains an outside independent compensation consultant to provide information and advice concerning compensation. During 2011, the Leadership and Compensation Committee engaged the outside independent consulting firm of Frederic W. Cook & Co., Inc. as part of its review of compensation. The nature and scope of Frederic W. Cook & Co.'s assignment is described on pages 22-23 of this Proxy Statement.

Audit Committee

The Audit Committee presently consists of Mr. Wisehart (Chairperson), Ms. Fuller, Mr. Koretz and Mr. McGuire. The Audit Committee met 10 times during the year ended December 31, 2011. The Audit Committee is responsible for selecting our independent registered public accounting firm, reviewing the results and scope of audits and other services provided by our independent registered public accounting firm, reviewing the results and scope of audits performed by our internal auditors, and reviewing and evaluating our financial reporting and disclosure processes and internal control functions, including management's evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. The Board of Directors has determined that the members of our Audit Committee are independent as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies and Sections 10A(m)(3)(a) and (B) of the Securities Exchange Act of 1934, as amended. In addition, the Board of Directors has determined that all members of our Audit Committee are financially literate as prescribed by the NASDAQ Listing Rules and that Mr. McGuire and Mr. Wisehart are each "audit committee financial experts," within the meaning of the regulations promulgated by the Securities and Exchange Commission, or SEC. No member of the Audit Committee received any payments during 2011 from us or our subsidiaries other than compensation received as a director of EarthLink.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee presently consists of Ms. Fuller (Chairperson), Ms. Bowick, Mr. Koretz and Mr. Wheeler. The Corporate Governance and Nominating Committee met five times during the year ended December 31, 2011. The Corporate Governance and Nominating Committee is responsible for overseeing our corporate governance principles, guidelines and practices, and identifying, nominating, proposing and qualifying nominees for open seats on the Board of Directors. The Board of Directors has determined that the members of our Corporate Governance and Nominating Committee are independent as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies.

Corporate Governance Matters

Identifying and Evaluating Nominees

The Corporate Governance and Nominating Committee identifies nominees for director on its own as well as by considering recommendations from other members of the Board of Directors, our officers and employees and other sources that the Corporate Governance and Nominating Committee deems appropriate. The Corporate Governance and Nominating Committee also will consider stockholder recommendations for nominees for director subject to such recommendations being made in accordance with our certificate of incorporation. In addition to the Corporate Governance and Nominating Committee's charter, we have Corporate Governance Guidelines that contain, among other matters, important information concerning the Corporate Governance and Nominating Committee's responsibilities when identifying and evaluating nominees for director. You will find the charter and guidelines at *www.earthlink.net* by selecting the following links: "About Us," then "Investor Relations" and then "Corporate Governance."

The Corporate Governance and Nominating Committee considers a number of factors, including an individual's competencies, experience, reputation, integrity, independence and potential for conflicts of interest when identifying director nominees. It also is important to the Corporate Governance and Nominating Committee that the Board of Directors works together in a cooperative fashion. When considering a director standing for re-election as a nominee, in addition to the attributes described above, the Corporate Governance and Nominating Committee also considers that individual's past contribution and future commitment to EarthLink. The Corporate Governance and Nominating Committee conducts an annual review of the skills, experience and attributes of the Board of Directors to ensure that there is a proper balance. The Corporate Governance and Nominating Committee evaluates the totality of the merits of each prospective nominee that it considers and does not restrict itself by establishing minimum qualifications or attributes. There are not specific weights given to any one factor, but among the items considered are senior leadership experience, business development/M&A expertise, financial expertise, public company board experience, private equity experience, diversity, independence, innovation, Internet Service Provider industry expertise, competitive local exchange carrier industry expertise, cable industry expertise, small-medium business expertise, operational expertise, global expertise, IT/technical expertise, brand marketing expertise, government/public policy expertise, governance/legal expertise, executive compensation/human resources expertise and risk management expertise. Additionally, the Corporate Governance and Nominating Committee will continue to seek to populate the Board of Directors with a sufficient number of independent directors to satisfy NASDAQ listing standards and SEC requirements. The Corporate Governance and Nominating Committee will also seek to ensure that the Board of Directors, and consequently the Audit Committee, will have at least three independent members that satisfy NASDAQ financial and accounting experience requirements and at least one member who qualifies as an audit committee financial expert.

As required by our certificate of incorporation, any stockholder recommendation for a nominee for director to be voted upon at the 2013 Annual Meeting of Stockholders must be submitted in writing to our Corporate Secretary no later than 90 days in advance of our 2013 Annual Meeting of Stockholders, which is scheduled for May 7, 2013. In addition, the stockholder's notice must include (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the stockholder is a holder of record of shares entitled to vote at the applicable meeting and intends to appear in person or by proxy at the applicable meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming them) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) all other information regarding each nominee proposed by the stockholder as would be required to be included in a proxy statement filed pursuant to the then-current proxy rules of the SEC if the nominees were to be nominated by the Board of Directors; and (v) the consent of each nominee to serve as a director if elected. These requirements are separate from the requirements that stockholders must meet to include proposals in the proxy materials for the 2013 Annual Meeting of Stockholders, discussed later in this Proxy Statement.

Our Fourth Amended and Restated Bylaws include director qualification requirements which require each director and nominee for election as a director to deliver to the Company's Secretary a written questionnaire with respect to the director's or nominee's background and qualifications as well as a representation and agreement (the "Director Agreement"). The Director Agreement requires directors and nominees to disclose certain types of voting commitments and compensation arrangements to which the director or nominee is subject. The Director Agreement also requires a representation that the director or nominee, if elected, would be in compliance with all of the Company's applicable corporate governance, conflict of interest, confidentiality, securities ownership and trading policies and guidelines, and further provides for the immediate resignation of a director if he or she is found by a court of competent jurisdiction to have breached the Director Agreement in any material respect.

There is no difference in the manner by which the Corporate Governance and Nominating Committee evaluates prospective nominees for director based on the source from which the individual was first identified.

Director Independence

The Board of Directors considers director independence based both on the meaning of the term "independent director" set forth in Rule 5605(a)(2) of the NASDAQ Listing Rules for NASDAQ-listed companies and on an overall review of transactions and relationships, if any, between the director and us.

In January 2012, the Board of Directors undertook its annual review of director independence. As part of its annual review, the Board of Directors considers whether there are any transactions and relationships between a director or any member of his or her immediate family and us. The purpose of this review is to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent. There currently are no such transactions or relationships to review.

The Board of Directors has determined that Ms. Bowick, Ms. Fuller and Messrs. Koretz, McGuire, Wheeler and Wisehart are independent. We have one director who is not independent, Mr. Huff, because he is our Chief Executive Officer.

The independent directors of the Board of Directors meet in executive session at least quarterly.

Board Leadership Structure and Role in Risk Oversight

Mr. Huff serves as our Chief Executive Officer and our Chairman of the Board. The Chairman of the Board presides at meetings of the stockholders and of the Board of Directors and has such other powers and duties as may be conferred upon him by the full Board of Directors. In order to assure the independent directors continue to play a leading role in our governance, our Board of Directors has an independent Lead Director who is appointed on an annual basis. Ms. Fuller currently serves as our independent Lead Director. In her role as independent Lead Director, Ms. Fuller has the following duties:

- presides at all meetings of the Board of Directors at which the Chairman of the Board is not present, including executive sessions of the independent directors;
- serves as liaison between the Chairman of the Board and the independent directors;
- provides advice and counsel to the Chairman of the Board on Board of Directors meeting agendas and schedules;
- has the authority to call meetings of the independent directors;

- is available for consultation and direct communication, under appropriate circumstances, if requested by major shareholders; and
- serves as Chairperson of the Corporate Governance and Nominating Committee.

The Board of Directors has three standing committees, Audit, Corporate Governance and Nominating and Leadership and Compensation. Each committee has a separate chairperson and each of the Audit, Corporate Governance and Nominating and Leadership and Compensation Committees are comprised solely of independent directors. Our Corporate Governance Guidelines provide that the independent directors will meet in executive session at least quarterly, and the Lead Director (or the chairperson of an independent committee, if appropriate) presides at these sessions.

Given our position in the highly competitive communications and IT services industry, we believe having a combined Chief Executive Officer and Chairman of the Board position, along with an independent Lead Director and independent committees, is the most appropriate structure for us and our stockholders. The combined position of Chairman of the Board and Chief Executive Officer provides clear leadership for us and to other members of our industry as we strive to generate stockholder value in this competitive industry through the implementation of our business strategy. The Lead Director facilitates the role of the independent directors by providing leadership to the independent directors and working closely with the Chairman of the Board. The Corporate Governance and Nominating Committee and the Board of Directors periodically evaluate our board leadership structure to ensure that it is appropriate for us at the time.

Our Audit Committee charter provides that the Audit Committee is responsible for monitoring material financial and operating risks of the Company. On a quarterly basis, management reports to the Audit Committee regarding our various risk areas. On a quarterly basis, the Audit Committee receives a report from the Chief Financial Officer regarding risk management in which we identify our significant risk areas and oversight responsibility and evaluate each risk in terms of the likelihood and impact. The risks that are identified as probable to have the highest impact and are the most likely to occur are discussed in detail by the Board of Directors, including a review of the mitigation activities taken by us. The Board of Directors also engages in periodic discussions with the Chief Financial Officer and other members of management regarding risks as appropriate.

In addition, each of the other committees of the Board of Directors considers risks within its area of responsibility. The Leadership and Compensation Committee considers succession planning, human resources risks and risks that may result from our executive compensation programs on a regular basis. In this regard, in May 2010 our Leadership and Compensation Committee approved a Compensation Recoupment Policy and in October 2011 it approved Share Ownership Guidelines for our Board of Directors and executive officers. Also, at the Leadership and Compensation Committee's direction, our management conducted a risk assessment of our sales incentives paid to employees of our Business Services segment (Sales incentives are not a feature of the compensation program for employees in our Consumer segment due to the different nature of the Internet access industry). The Leadership and Compensation Committee believes that overall the risks arising from our compensation policies and practices for employees are not reasonably likely to have a material adverse effect on us.

Periodically, the Corporate Governance and Nominating Committee, along with the full Board of Directors, considers governance risks. The current leadership structure of the Board of Directors supports the risk oversight functions described above by providing independent leadership at the committee level, with ultimate oversight by the full Board of Directors as led by our Chairman of the Board and Lead Director.

Stockholder Communications with the Board of Directors

We encourage stockholders to communicate with our Board of Directors by sending written correspondence to EarthLink, Inc., Attention: Lead Director, 1375 Peachtree Street, Mail Stop 1A7-14, Atlanta, Georgia 30309. We do not screen correspondence for content but may screen regular incoming mail for security reasons. The Lead Director and her duly authorized agents are responsible for collecting and organizing stockholder communications. Absent a conflict of interest, the Lead Director is responsible for evaluating the materiality of each stockholder communication and determining which stockholder communications are to be presented to the full Board of Directors or other appropriate body.

Annual Performance Evaluations

Our Corporate Governance Guidelines provide that the Board of Directors and its Committees shall conduct an annual evaluation to assess and enhance their effectiveness. The Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also required to each conduct an annual self-evaluation. The Board of Directors, Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee each conducted an annual self-evaluation process during 2011.

Policy Regarding Attendance at Annual Meetings

We have a policy encouraging directors to attend annual meetings of stockholders. Six of our directors were present at the 2011 Annual Meeting of Stockholders; at the time of the 2011 Annual Meeting of Stockholders, our Board of Directors had seven members.

Codes of Ethics

We have a Code of Ethics for our Chief Executive Officer and Senior Financial Officers. We also have a Code of Business Conduct and Ethics for directors, officers and employees. Copies of each of these codes may be found at the following website, *www.earthlink.net*. You will find the codes by selecting the following links: "About Us," then "Investor Relations" and then "Corporate Governance."

Corporate Governance and Nominating Committee Report

The Corporate Governance and Nominating Committee's overall purposes are to (a) oversee our corporate governance principles, guidelines and practices; (b) oversee our regulatory compliance and applicable public policy and legislative matters; and (c) identify, interview, qualify and recommend to the Board of Directors individuals to stand for election to, or fill any vacant seats on, the Board of Directors. The Corporate Governance and Nominating Committee of the Board of Directors is comprised entirely of independent directors.

The Corporate Governance and Nominating Committee operates under a written charter. During 2010, the Corporate Governance and Nominating Committee had reviewed and reassessed its charter and determined to amend the charter to assign responsibility for oversight of our regulatory compliance and applicable public policy and legislative matters to the Corporate Governance and Nominating Committee in light of our acquisition of ITC^DeltaCom and our pending acquisition of One Communications, whose operations are subject to greater federal and state regulation than our consumer business. The Corporate Governance and Nominating Committee now receives from management on a quarterly basis a public policy, legislative and regulatory compliance update.

Among the Corporate Governance and Nominating Committee's activities during 2011 and to date in 2012 were the following:

- Updated the Board of Directors Goals, Objectives and Duties document to synchronize the Board's 2011 objectives with the performance objectives of our Chief Executive Officer, which are described on pages 24-25 of this Proxy Statement.
- Recommended Nathaniel A. Davis and Garry K. McGuire as directors in connection with an extensive new director search process.
- Updated the Corporate Governance Guidelines.
- Recommended amendments to our Bylaws addressing a number of Board of Directors and stockholder procedural matters.

Since late 2010, the Corporate Governance and Nominating Committee has been engaged in a periodic process to add new members to our Board of Directors in light of the significant growth in our business services operations through our acquisitions, including ITC^DeltaCom, One Communications and STS Telecom, among others. In this regard, the Corporate Governance and Nominating Committee engaged an executive search firm to assist it in reviewing and identifying qualified candidates to serve on the Board of Directors. This process, which remains ongoing, led to the appointments of Messrs. Davis and McGuire to our Board of Directors in 2011.

Also, in connection with the 2011 Annual Meeting of Stockholders, the Corporate Governance and Nominating Committee reviewed each director's independence and affirmed that, other than Mr. Huff, each is independent based on the independence standards outlined in the NASDAQ Listing Rules for NASDAQ-listed companies and other standards considered by the Corporate Governance and Nominating Committee. Additionally, the Corporate Governance and Nominating Committee reviewed the qualifications of the directors nominated and determined that the nominees qualified for election at the 2012 Annual Meeting of Stockholders.

Submitted by: Corporate Governance and Nominating Committee

Marce Fuller (Chairperson)
Susan D. Bowick
David A. Koretz
Thomas E. Wheeler

The Corporate Governance and Nominating Committee Report does not constitute solicitation material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Director Compensation

The following table presents information relating to total compensation of our directors for the year ended December 31, 2011, including Terrell B. Jones and Nathaniel A. Davis who resigned as directors effective March 18, 2011 and October 24, 2011, respectively. The following table does not present information for Rolla P. Huff, our Chairman and Chief Executive Officer, who did not receive additional compensation as a director and whose compensation is included in the Summary Compensation Table elsewhere in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Susan D. Bowick	$135,000	$120,000(3)	$—	$—	$—	$—	$255,000
Nathaniel A. Davis	87,500	100,000(3)(4)	—	—	—	—	187,500
Marce Fuller	150,000	120,000(3)	—	—	—	—	270,000
Terrell B. Jones	17,500	40,000(3)	—	—	—	—	57,500
David A. Koretz	105,000	120,000(3)	—	—	—	—	225,000
Garry K. McGuire	70,000	80,000(5)	—	—	—	—	150,000
Thomas E. Wheeler	105,000	120,000(3)	—	—	—	—	225,000
M. Wayne Wisehart	135,000	120,000(3)	—	—	—	—	255,000

(1) Compensation for stock awards represents the aggregate grant date fair value of the stock award, computed based on the number of stock awards granted and the closing stock price of EarthLink Common Stock on the date of grant. Assumptions used in the calculation of these award amounts are included in Note 11 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated by reference into this Proxy Statement. The aggregate number of stock awards outstanding as of December 31, 2011, were as follows: Ms. Bowick, 14,580, Mr. Davis, 0, Ms. Fuller, 14,580, Mr. Jones, 0, Mr. Koretz, 14,580, Mr. McGuire, 10,458, Mr. Wheeler, 14,580 and Mr. Wisehart, 14,580.

(2) The aggregate number of option awards outstanding as of December 31, 2011, were as follows: Ms. Bowick, 0, Mr. Davis, 0, Ms. Fuller, 47,500, Mr. Jones, 0, Mr. Koretz, 0, Mr. McGuire, 0, Mr. Wheeler, 37,500 and Mr. Wisehart, 0.

(3) Pursuant to the EarthLink, Inc. Board of Directors Compensation Plan, on January 3, 2011, we granted restricted stock units valued at $40,000 to each independent director serving on our Board of Directors on that date. The number of restricted stock units granted to each of these directors on this date was 4,630, which was based on the closing price of EarthLink Common Stock on the date of the grant, or $8.64 per share. Pursuant to the EarthLink, Inc. Board of Directors Compensation Plan, on May 4, 2011, we granted restricted stock units valued at $80,000 to each independent director serving on our Board of Directors on that date. The number of restricted stock units granted to each of these directors on this date was 9,950, which was based on the closing price of EarthLink Common Stock on the date of the grant, or $8.04 per share. The restricted stock units vest and become exercisable one year from the date of grant.

(4) Pursuant to the EarthLink, Inc. Board of Directors Compensation Plan, on February 21, 2011, we granted restricted stock units valued at $20,000 to Mr. Davis for joining our Board of Directors on that date. The number of restricted stock units granted was 2,387, which was based on the closing price of EarthLink Common Stock on the date of the grant, or $8.38 per share. The restricted stock units expired unvested due to Mr. Davis' resignation from the Board of Directors.

(5) Pursuant to the EarthLink, Inc. Board of Directors Compensation Plan, on July 20, 2011, we granted restricted stock units valued at $80,000 to Mr. McGuire for joining our Board of Directors on that date. The number of restricted stock units granted was 10,458, which was based on the closing price of EarthLink Common Stock on the date of the grant, or $7.65 per share. The restricted stock units vest and become exercisable one year from the date of grant.

During 2011, each independent director received an annual retainer of $70,000 for serving on the Board of Directors, which was paid following the annual stockholder meeting in May 2011. We paid our Lead Director an additional annual retainer of $20,000. We paid the Chairperson of the Audit Committee and the Chairperson of the Leadership and Compensation Committee an additional annual retainer of $20,000 for serving in such capacity. We paid the Chairperson of the Corporate Governance and Nominating Committee an additional annual retainer of $10,000 for serving in such capacity.

During 2011, we reimbursed directors for the expenses they incurred in attending meetings of the Board of Directors or committees thereof.

Under the Board of Directors Compensation Plan, each independent director receives a grant of restricted stock units once each year covering stock valued at $80,000 at the time of the grant. The grants are made on the first business day immediately following the annual stockholder meeting in May. The restricted stock units vest after one year or upon an earlier change in control, and upon vesting the director will receive shares of Common Stock.

Our Chief Executive Officer does not receive additional compensation for serving as a director or Chairman of the Board.

We pay program fees and associated travel expenses for each director to participate in relevant director education programs.

We do not pay additional compensation to directors who are not independent for their service as directors but do reimburse such directors for expenses incurred in attending meetings of the Board of Directors and its committees.

The Leadership and Compensation Committee periodically considers our Board of Directors compensation policy with a primary objective of matching compensation levels to the relative demands associated with serving on the Board of Directors and its various committees. The Leadership and Compensation Committee also periodically reviews the compensation policies of other public company boards of directors by reviewing market surveys of director compensation data prepared by third party consulting firms, including a survey of technology companies.

EXECUTIVE OFFICERS

Our executive officers serve at the discretion of the Board of Directors, and serve until they resign, are removed or are otherwise disqualified to serve, or until their successors are elected and qualified. Our executive officers presently include: Rolla P. Huff, Kevin F. Brand, Vikram K. Desai, Samuel R. DeSimone, Jr., Barbara M. Dondiego, Bradley A. Ferguson, Brian P. Fink, Stacie S. Hagan, James P. O'Brien, Cardi M. Prinzi, Robert L. Scott, Mae H. Squier and Joseph M. Wetzel. The following sets forth biographical information for our executive officers who are not directors. Biographical information for Rolla P. Huff, who is also a director, is provided in the section entitled "Proposal 1—Election of Directors—Directors Standing for Election" of this Proxy Statement.

Kevin F. Brand—Executive Vice President, Consumer Products and Support

Age: 53

Mr. Brand has served as our Executive Vice President, Consumer Products and Support since November 2010. Mr. Brand joined us in June 2001 and served as Vice President, Network Operations and Vice President, Products prior to his current role. Mr. Brand was Executive Vice President of Operations at CAIS Internet from November 1999 through January 2001. From June 1980 through November 1999, Mr. Brand worked in a variety of management positions at AT&T, AT&T Paradyne and AT&T Bell Laboratories in operations, customer support, product management, marketing and technical areas.

Vikram K. Desai—President, Advanced Services

Age: 47

Mr. Desai has served as our President, Advanced Services since July 2011. During the prior six years, he served as President and Chief Executive Officer of emerging growth IT infrastructure, application software and application security companies, including: Liquid Computing Corporation (December 2008-March 2010); Viziant Corporation (February 2006-February 2008); and Kavado Inc. (April 2004-August 2005). From August 2001 to April 2004, Mr. Desai served as Chief Operating Officer of application networking company Radware, Inc. In addition, Mr. Desai has held executive sales and marketing roles with Global Crossing, MCI Communications, and WorldCom Inc. Mr. Desai currently serves on the Boards of Directors of Security Innovation, Inc., an application security assessment and risk management company, and SCADA Security Innovation, Inc., a developer of advanced security solutions for computer systems that monitor and control industrial infrastructure.

Samuel R. DeSimone, Jr.—Executive Vice President, General Counsel and Secretary

Age: 52

Mr. DeSimone has served as our Executive Vice President, General Counsel and Secretary since February 2000. Prior to that, Mr. DeSimone served in such capacities at MindSpring Enterprises Inc. since November 1998 prior to its merger with EarthLink Network, Inc. in February 2000. From September 1995 to August 1998, Mr. DeSimone served as Vice President of Corporate Development with Merix Corporation, a printed circuit board manufacturer. From June 1990 to August 1995, he was an associate attorney and a partner with Lane Powell Spears Lubersky of Portland, Oregon.

Barbara M. Dondiego—Senior Vice President, Chief Marketing Officer—EarthLink Business

Age 36

Ms. Dondiego has served as our Senior Vice President of Marketing and Chief Marketing Officer since January 2011. Previously, Ms. Dondiego served as Senior Vice President of Marketing and Product Development for ITC^DeltaCom from August 2009 through December 2010. Ms. Dondiego joined

WilTel Communications in 2004 which was acquired by Level 3 Communications Inc., an international provider of fiber-based communications services, in 2005 where she held various marketing leadership positions including Senior Vice President of Marketing and Vice President of Marketing from 2004 to August 2009. Prior to joining Level 3, Ms Dondiego held various leadership roles at McLeodUSA and MCI from 1996 to 2006.

Bradley A. Ferguson—Executive Vice President, Chief Financial Officer

Age: 41

Mr. Ferguson has served as our Executive Vice President, Chief Financial Officer since August 2009. He also serves as our Principal Accounting Officer. From September 2005 to August 2009, Mr. Ferguson served as our Vice President, Controller. From September 2002 to September 2005, Mr. Ferguson served as our Vice President—Commercial Finance. Mr. Ferguson has been an officer of our Company since the merger of EarthLink Network, Inc. and MindSpring Enterprises, Inc. in February 2000 and was an officer of MindSpring Enterprises, Inc. prior to that time. Prior to joining MindSpring, Mr. Ferguson was a member of the audit practice at Arthur Andersen LLP.

Brian P. Fink—Executive Vice President, Chief Strategy Officer

Age: 49

Mr. Fink has served as our Executive Vice President, Chief Strategy Officer since January 2012. He was our Executive Vice President, Managed Services from July 2011 to January 2012 and was our Senior Vice President, Strategic Planning and Program Delivery from January 2011 to July 2011. From May 2009 to January 2011, Mr. Fink served as the Managing Partner of IntegraTouch, LLC, a company he founded which operates as a development, operations and integration solutions company; from December 2002 to May 2007, he served IntegraTouch, LLC as Chief Executive Officer, Managing Partner and member of the Board of Directors. From May 2007 to May 2009 Mr. Fink served as Executive Vice President and Chief Information Officer of One Communications, a regional telecommunications provider. From 1994 to 2002, Mr. Fink served in officer positions, including Senior Vice President of Product and Systems, with Global Crossing / Frontier Communications, an IP solutions provider. Prior to 1994, Mr. Fink held the Chief Information Officer position for a regional telecommunications company, Schneider Communications, and development and strategic planning roles for AT&T Bell Labs. Mr. Fink continues to serve as a member of the Board of Directors at IntegraTouch, LLC.

Stacie S. Hagan—Executive Vice President, Chief People Officer

Age: 45

Ms. Hagan has served as our Executive Vice President, Chief People Officer since March 2007. Ms. Hagan joined us in September 2002 and has served in several capacities, including Vice President, Human Resources. Prior to joining us, Ms. Hagan served as President/Principal at SynerChange International, Inc. from 1993 until 2002.

James P. O'Brien—Executive Vice President, Network Services and Customer Operations

Age: 48

Mr. O'Brien has served as our Executive Vice President, Network Services and Customer Operations since December 2010 following our acquisition of ITC^DeltaCom. Previously, Mr. O'Brien served as Executive Vice President, Operations of ITC^DeltaCom since March 2005. He served as Senior Vice President for Engineering and Operations at ICG Communications, Inc. from December 1999 to March 2005. Prior to joining ICG Communications, Inc., Mr. O'Brien held positions at ICG/AT&T and The Associated Press.

Cardi M. Prinzi—Executive Vice President, Marketing

Age: 55

Mr. Prinzi has served as Executive Vice President, Marketing since November 2010. Mr. Prinzi joined us in July 2009 and served as President, New Edge Networks prior to his current role. From September 2003 to June 2009, Mr. Prinzi served as Senior Vice President of Marketing of TelePacific Communications, a business telecommunications company. In addition, Mr. Prinzi has held executive level positions at Pihana Pacific, Inc. (Equinix, Inc.), WorldCom/MFS and Sprint.

Robert L. Scott—Chief Information Officer

Age: 49

Mr. Scott has served as our Chief Information Officer since April 2008. From August 2003 to April 2008, Mr. Scott served as Chief Information Officer of BT Global Financial Services (Radianz), a connectivity services provider. Mr. Scott has held officer level positions as Chief Information Officer and Chief Technology Officer at MPower Communications and Logix Communications, respectively.

Mae H. Squier—President, Premier Business Solutions

Age: 50

Ms. Squier has served as President, Premier Business Solutions since July 2011. Previously, she served as Senior Vice President—Business Solutions of Current Group, a clean energy software and analytic provider from April 2007 until July 2011. From 1998 to 2006, Ms. Squier was Chief Operating Officer of Choice One Communications, Inc., an integrated broadband data, internet and telecommunications service provider. Choice One Communications Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in October 2004 and emerged from bankruptcy protection in November 2004. From 2006 to 2007, Ms. Squire was President, Network Services of One Communications which was formed by the merger of Choice One Communications and two other companies.

Joseph M. Wetzel—President and Chief Operating Officer

Age: 56

Mr. Wetzel has served as our President since May 2010 and as our Chief Operating Officer since August 2007. Mr. Wetzel served as the President and Chief Operating Officer of Mpower Holding Corporation, a business telecommunications company, from July 2001 until its merger with a subsidiary of U.S. TelePacific Holdings Corp. in August 2006. Prior to that, Mr. Wetzel served as President of Operations of Mpower Holding Corporation from August 2000 through July 2001. He also served on the Board of Directors of Mpower Holding Corporation from March 2002 until April 2003. Mpower filed a Voluntary Petition under Chapter 11 of the United States Bankruptcy Code in April 2002 and emerged from bankruptcy protection in July 2002. From 1997 to 2000, Mr. Wetzel was Vice President of Technology with MediaOne Group and from 1993 to 1997 was Vice President of Technology with MediaOne's multimedia group.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own beneficially more than 10% of our Common Stock to file reports of ownership and changes in ownership of such stock with the SEC. These persons are also required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis during the year ended December 31, 2011, except that one Form 4 reporting two transactions was filed late for Mr. Prinzi.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information concerning the beneficial ownership of our issued and outstanding Common Stock by (i) those persons known by management to own beneficially more than 5% of our issued and outstanding Common Stock, (ii) our directors, (iii) the executive officers identified as "Named Executive Officers" in the Summary Compensation Table on page 33 of this Proxy Statement, and (iv) all of our directors and officers as a group. Except as otherwise indicated in the footnotes below, such information is provided as of February 29, 2012. According to SEC rules, a person is the "beneficial owner" of securities if he or she has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, the conversion of a security or otherwise.

Name and Address of Beneficial Owners(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(3)
Susan D. Bowick	30,495	*
Kevin F. Brand	108,358(4)	*
Bradley A. Ferguson	170,614(5)	*
Marce Fuller	86,216(6)	*
Stacie S. Hagan	158,562(7)	*
Rolla P. Huff	862,983(8)	*
David A. Koretz	30,495	*
Garry K. McGuire	—	*
Joseph M. Wetzel	300,261(9)	*
Thomas E. Wheeler	84,339(10)	*
M. Wayne Wisehart	27,509	*
Renaissance Technologies LLC	6,786,739(11)	6.4%
Dimensional Fund Advisors LP	6,711,912(12)	6.3%
Sterling Capital Management LLC	6,690,224(13)	6.3%
Artisan Partners Holdings LP	6,622,140(14)	6.2%
BlackRock, Inc.	6,151,376(15)	5.8%
All directors and executive officers as a group (19 persons)	2,111,271(16)	2.0%

* Represents beneficial ownership of less than 1.0% of our Common Stock.

(1) Except as otherwise indicated by footnote below or in any applicable Schedule 13D, Schedule 13G or Form 13F, (i) the named person has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, and (ii) the address of the named person is that of EarthLink.

(2) Beneficial ownership is determined in accordance with the rules of the SEC based on factors such as voting and investment power with respect to shares of Common Stock.

(3) Calculated based on 106,503,490 shares of Common Stock outstanding as of February 29, 2012.

(4) Includes options to purchase 46,000 shares of Common Stock.

(5) Includes options to purchase 32,032 shares of Common Stock.

(6) Includes options to purchase 37,500 shares of Common Stock.

(7) Includes options to purchase 31,688 shares of Common Stock.

(8) Includes options to purchase 250,000 shares of Common Stock.

(9) Includes options to purchase 56,251 shares of Common Stock.

(10) Includes options to purchase 37,500 shares of Common Stock.

(11) Represents beneficial ownership as of December 31, 2011, according to the Schedule 13G filed by Renaissance Technologies LLC ("Renaissance Technologies") and Renaissance Technologies Holdings Corporation ("Renaissance Holdings") on February 13, 2012. Renaissance Technologies has sole voting power over 6,154,081 of these shares, sole dispositive power over 6,345,096 of these shares and shared dispositive power over 441,643 of these shares. Renaissance Holdings has sole voting power over 6,154,081 of these shares, sole dispositive power over 6,345,096 of these shares and shared dispositive power over 441,643 of these shares. The address for Renaissance Technologies and Renaissance Holdings is 800 Third Avenue, New York, NY 10022.

(12) Represents beneficial ownership as of December 31, 2011, according to the Schedule 13G filed by Dimensional Fund Advisors LP on February 10, 2012. The address for Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, TX 78746.

(13) Represents beneficial ownership as of December 31, 2011, according to the Schedule 13G filed by Sterling Capital Management LLC on February 7, 2012. The address for Sterling Capital Management LLC is Two Morrocroft Centre, 4064 Colony Road, Suite 300, Charlotte, NC 28211.

(14) Represents beneficial ownership as of December 31, 2011, according to the Schedule 13G filed by Artisan Partners Holdings LP ("Artisan Holdings") on February 7, 2012. Artisan Holdings, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler (collectively, the "Artisan Entities") are each deemed to beneficially own 6,622,140 shares of Common Stock and each have shared voting power and shared dispositive power over the 6,622,140 shares. The address for the Artisan Entities is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(15) Represents beneficial ownership as of December 31, 2011, according to the Schedule 13G filed by BlackRock, Inc. on February 13, 2012. The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(16) Includes options to purchase an aggregate of 609,409 shares of Common Stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Guiding Philosophy

Our primary executive compensation goals have been to:

- offer competitive compensation to attract and retain talented executives;
- tie annual cash incentives to achievement of performance objectives that tie directly to our strategic and operational goals; and
- align executives' interests with long-term stockholder value creation.

To achieve these goals, we have historically used a "Total Rewards" approach establishing a compensation package of separate, but integrated components, including: base salary, short-term annual cash incentives, long-term compensation incentives and health and welfare benefits. This "Compensation Discussion and Analysis" describes the executive compensation programs we have implemented in recent periods in order to advance our business strategy at the time, with an emphasis on our 2011 executive compensation and business strategy.

Overview

Following our restructuring in 2007, we were primarily an internet service provider and our business strategy focused on strengthening short-term performance by maximizing cash flows through customer retention and improved operational efficiency. At the same time we explored strategic alternatives that would deliver long-term shareholder value. Our compensation programs in 2008 through 2010 reflected this business strategy and our unique business position. Specifically, we structured our short-term annual incentive plan to incentivize cash generation with the only performance measure being tied to "Adjusted EBITDA." ("Adjusted EBITDA" refers to net income before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation expense, impairment of goodwill and intangible assets, and restructuring and acquisition-related costs). Our long-term incentive programs were focused primarily on retention payments and restricted stock unit ("RSU") grants to retain executives during this transition period and reinforce the link to shareholders. We believe this executive compensation strategy was successful, demonstrated by strong cash flow performance in 2008 through 2010, our recent acquisitions of ITC^DeltaCom, One Communications and several smaller companies and the transformation of our business strategy.

The year ended December 31, 2011 was a transition year for us and we began to redesign our executive compensation programs accordingly. In 2011, our business strategy reflected our new focus on becoming a communications and IT services provider resulting from these acquisitions, while we continued to emphasize maximizing cash flows in our consumer service segment. For our 2011 executive compensation program, our 2011 short-term incentive plan added a performance objective tied to revenue together with our prior Adjusted EBITDA objective. We also instituted an annual equity award program and for 2011 50% of the awards granted contained performance-based vesting provisions tied to critical acquisition integration milestones within the business services segment.

We believe we are successfully transitioning to this new business strategy and we also continue to demonstrate strong cash-flow performance. For example, we increased our 2011 Adjusted EBITDA and Operating Cash Flow guidance in each of the third and fourth quarters of 2011 and final results exceeded the increased guidance amounts. ("Operating Cash Flow" refers to Adjusted EBITDA less cash used for purchases of property and equipment).

In 2012, we are continuing our transition and have further refined our compensation strategy in light of the changes in our business strategy. Our 2012 short-term incentive plan includes performance objectives; 50% of which continue to be tied to Adjusted EBITDA and 50% to total company revenue. The equal weight assigned to these performance targets in the 2012 plan reflect the increasing emphasis on revenue that is in keeping with the new business services strategy. Our annual equity award program now includes RSUs containing performance-based vesting provisions and stock option grants.

Executive Summary for 2011

While maintaining our guiding philosophy of competitive and business focused Total Rewards, our compensation decisions in 2011 aligned our compensation practices with our new focus on being a leading communications and IT services company. The Leadership and Compensation Committee of the Board of Directors, or the Committee, designed the compensation programs for 2011 to incent the key talent necessary to drive our performance as well as to recruit new talent consistent with our new business focus. The Committee intends for the compensation programs to provide appropriate performance incentives while maintaining accountability to stockholders.

During 2011, we completed our acquisitions of One Communications and STS Telecom, as well as four other acquisitions permitting us to grow our managed services product portfolio. We further made significant progress in 2011 by achieving synergies in our acquisitions, launching a nationwide product portfolio and developing the EarthLink Business brand. We also continued improvements in customer retention and operational efficiencies while generating significant cash. We generated $331 million in Adjusted EBITDA for 2011. In addition, we generated $229 million of Operating Cash Flow and returned to shareholders $70 million through dividends and share repurchases.

Also in 2011 we successfully implemented a capital structure strategy that provided the flexibility to support our new strategic direction and enhance shareholder value. In May 2011 we issued $300 million of 8⅞% senior notes due 2019. The proceeds of these notes provided the liquidity to purchase or redeem our approximate $255 million of 3.25% convertible senior notes which had an initial maturity date of November 15, 2011. We also entered into a $150 million revolving credit facility in May 2011.

The short-term incentive plans described on pages 26 to 28 of this Proxy Statement were designed to provide compelling incentives for management to achieve performance against plan. In 2011, the plans' performance goals were based on Adjusted EBITDA and revenue targets. Final results were a 108% blended company achievement level for the bonus plan for the first half of 2011 and a 95.4% blended company achievement level for the bonus plan for the second half of 2011. The resulting payouts to our Named Executive Officers under our short-term annual bonus plans are provided on page 28 of this Proxy Statement.

To further incent achievement of our new business strategy, in February 2011 the Committee authorized a grant of RSUs to selected employees, as described on pages 28 to 29 of this Proxy Statement. Of these RSUs 50% had performance-based vesting provisions together with service-based vesting following satisfaction of the objectives. These performance-based objectives were satisfied in 2011. Subsequent service-based vesting of the earned RSUs serves to retain key employees needed to further execute our strategy.

As detailed below, the Committee believes total direct compensation for our Named Executive Officers, both on a targeted and actual basis, was reasonable and within the range of compensation offered by comparison companies and reflected our good performance in 2011. The Committee also believes the 2011 compensation design was effective in driving performance by generating meaningful rewards for achieving business objectives that our Board of Directors believes will lead to future overall shareholder value creation.

We held our initial "say on pay" vote on our executive compensation policies at our 2011 Annual Meeting of Stockholders in May 2011. Accordingly, the results of this vote were not available when the Committee considered 2011 executive compensation matters in January and February of 2011. However, when considering 2012 executive compensation, the Committee took into account the fact that holders of approximately 80% of the shares of common stock voted on our 2011 executive compensation policies voted in favor of these policies. The Committee also sought to understand why some investors either voted unfavorably or abstained with respect to the 2011 "say on pay" proposal. The primary concerns expressed included the retention incentives used between 2008 and 2010 while our overall strategic direction was under review. The Committee believes that the retention incentives during this period were appropriate at the time and helped to incent superior operating results and to retain the management team required to develop our future strategy. However, in conjunction with our developing business strategy the Committee placed an increased emphasis on performance-based compensation in 2011 and again in 2012.

Determining Compensation

Leadership and Compensation Committee. As described on page 7 of this Proxy Statement, we have a Leadership and Compensation Committee of the Board of Directors which currently consists of Ms. Bowick (Chairperson), Mr. McGuire, Mr. Wheeler and Mr. Wisehart. The Committee operates under a written charter adopted by the Board of Directors, which is available on our Internet website, *www.earthlink.net*. This charter is reviewed annually by the Committee and was last amended in January 2012. The Board of Directors has determined that the members of the Committee are "independent directors" (within the meaning of Rule 5605(a)(2) of the Rules of NASDAQ and the independence standards of our Corporate Governance Guidelines). While the Committee's charter does not specify qualifications required for Committee members, Ms. Bowick is a former executive officer of human resources at a large technology company and is currently the compensation committee chairperson for another public company's board of directors. Mr. McGuire and Mr. Wisehart have been members of other public company boards of directors and are former chief financial officers of public companies. Mr. Wheeler has been a member of other public company boards of directors and is a managing director of a venture capital fund which has ownership positions in numerous technology companies. Mr. McGuire and Mr. Wisehart are also members of the Audit Committee, which not only permits direct continuity between these two committees but also facilitates the Committee's review of whether our compensation programs pose any material risks for the Company.

Beginning in August 2008, the Committee began working with Frederic W. Cook & Co., Inc. as its independent compensation consultant. The role of the consultant is to provide advice and counsel. In 2011, the consultant performed work at the direction and under the supervision of the Committee, and the Committee does not delegate authority to consultants or to other parties. The Committee confers with its outside consultant without management present to discuss our executive compensation programs, Chief Executive Officer compensation, and best practices in executive compensation matters. The Committee's consultant at times works directly with management on behalf of the Committee, but under direction and approval of the Committee. The Committee's consultant provides no other services to the Company.

The table below outlines the roles and responsibilities related to executive compensation:

Leadership and Compensation Committee	• Designs, evaluates and approves our executive compensation plans, policies and programs • Establishes the cash and short-term incentive compensation for our executive officers • Determines the compensation programs for the members of our Board of Directors and its committees • Reviews our sales incentive plans • Administers our equity-based compensation plans

	• Conducts a review of our management personnel and conducts management succession planning at least annually • Reviews and evaluates the goals and objectives relevant to the compensation of our Chief Executive Officer annually • Evaluates the performance of our Chief Executive Officer in light of his goals and objectives annually
Independent Board Members	• Provides final review of our Chief Executive Officer's compensation
F. W. Cook (Independent Consultant to the Committee)	• Participates in substantially all Committee meetings • Reviews materials in advance, and provides to the Committee additional information on market trends • Provides advice, research and analytical services on a variety of subjects, including compensation of our Named Executive Officers, nonemployee director compensation, employment agreements, change in control and severance plans and adoption of stock ownership guidelines as well as general executive compensation trends
Chief Executive Officer	• Proposes compensation for our other Named Executive Officers • Works with the Committee to determine the business performance targets in our bonus plans • Attends Committee meetings, except for executive sessions related to his compensation • Our Chief Executive Officer does not make recommendations to the Committee regarding his annual base salary, his equity compensation awards or other long-term incentives or his annual bonus plan target payment
Other Members of Management	• Our Chief People Officer together with the Committee's external consultant prepare materials for the Committee using market data from both broad-based and targeted national compensation surveys

In determining compensation, the Committee generally takes into account our business strategy, internal consistency, external market competitiveness in light of general economic trends, and individual and business performance.

Competitive Market Information. To ensure that our compensation programs are competitive, the Committee in 2011 compared our compensation practices to the competitive market using published proxy and survey data. For 2011, the Committee established a new comparison group to reflect the Company's shift in business strategy to an IT services and communications company resulting from its acquisition of ITC^DeltaCom Inc. and pending acquisition of One Communications. The companies included in this group are as follows:

Cincinnati Bell Inc.
Equinix Inc.
Frontier Communications Corp.
General Communication Inc.
Global Crossing Ltd.
Ibasis Inc.
Ntelos Holdings Corp.
Paetech Holding Corp.
Premiere Global Services, Inc.
Savvis, Inc.
TW Telecom Inc.
Vonage Holdings Corp.
Windstream Corp.

The Committee also continued to use established data bases as a "check and balance" for the comparison group. These databases were Equilar's Executive Insight Database of telecom companies with annual revenue of $750 million to $3 billion, the Radford Global Technology Executive Survey of companies with annual revenue of $1 billion to $3 billion, and the Mercer U.S. Telecommunications Company Survey (which was used by the Committee for the first time in 2011). The Committee reviewed these databases because they contain a sufficient number of comparator companies to provide reliable benchmarks for each of our executive positions. The Committee used data from these sources to evaluate base salary, total annual cash compensation, target annual incentive levels and total direct compensation for our Named Executive Officers. Management provided the Committee with comparisons for base salary, total annual cash compensation (base salary plus annual incentives at both target incentive levels and actual performance-based incentive levels) and total direct compensation (base salary, annual cash incentives and long-term equity incentives).

Based on the information available to the Committee for the comparison group and the established data bases prior to establishing base salaries and annual incentives for 2011, average total cash compensation for the Named Executive Officers was 95% of the market median. The average total direct compensation for the named executive officers was 86% of the median.

Executive Performance. In 2011, the Committee also took into consideration individual and overall Company operating performance to ensure executive compensation reflected past performance as well as future potential and adequately differentiates between executive officers, based on scope and complexity of the executive officer's job position, market comparisons and individual performance.

The Chief Executive Officer's performance is reviewed annually by the Committee and the Board of Directors prior to considering changes in base salary, bonus payouts and total compensation. In February 2011, the Committee and the Board of Directors reviewed the Chief Executive Officer's annual performance in light of Company performance and leadership objectives designated by the Board of Directors as essential to the role of the Company's Chief Executive Officer for 2010.

In this review the Board of Directors also established Mr. Huff's 2011 performance objectives which included:

- conducting our business in a way that is consistent with our company's mission and values;

- meeting or exceeding financial commitments we make to our shareholders;
- building and communicating our strategy to evolve EarthLink into a leading communications and IT services provider;
- successfully integrating acquisitions against goals to meet financial synergy targets and optimize assets and skill sets acquired;
- building a strong succession planning process that serves as the foundation for developing and deploying people at every level of the company to support our short and long term strategic intent; and
- developing a capital structure strategy that provides the flexibility to support our strategic direction and optimizes shareholder value.

The compensation policies with respect to our Named Executive Officers in 2011 did not differ materially between these officers, other than that our Chief Executive Officer and our President and Chief Operating Officer have employment agreements. Other than with respect to the Chief Executive Officer's individual performance objectives, our targets and compensation philosophy were consistent across all Named Executive Officers.

Elements of Executive Compensation

The elements of executive compensation in 2011 included base salary, short-term incentives, long-term incentive compensation, and benefits. In 2011, the Committee did not allocate specific weight to each of the compensation components, but its intent was to:

1) align total direct compensation (including base salary, annual cash incentives and long-term equity incentives) with our business goals; and
2) ensure that compensation was competitive with other companies of similar size operating in the technology and telecommunications sectors.

We evaluated each component of compensation in comparison to past Company practice, competitive benchmarks and Company performance goals.

Base Salaries

In February 2011, the Committee reviewed base salaries of our executive officers in relation to the market median of comparison companies and approved base salary increases. The 2011 total base salaries for our Named Executive Officer group, excluding our Chief Executive Officer, were approximately 100% of the market median described above, with individuals ranging between 85% and 111% of market median.

The following table summarizes the 2011 base salaries for our Named Executive Officers, which became effective in March 2011:

Name and Title	2011 Base Salaries
Rolla P. Huff Chairman of the Board and Chief Executive Officer	$825,000
Joseph M. Wetzel President and Chief Operating Officer	490,700
Bradley A. Ferguson Executive Vice President, Chief Financial Officer	328,000
Kevin F. Brand Executive Vice President, Consumer Products and Support	305,000
Stacie S. Hagan Executive Vice President, Chief People Officer	290,000

In setting Mr. Huff's annual base salary for 2011, the Committee took into account compensation information for chief executive officers within the comparison and survey groups referenced above, Mr. Huff's leadership in our acquisitions of ITC^DeltaCom and One Communications and resulting shift in business strategy, and Mr. Huff's and our performance during 2010. Mr. Huff's annualized base salary for 2011 was determined to be 116% of the median for the comparison group. The Committee believes this 2011 base pay is reasonable in light of our performance under Mr. Huff's leadership.

Short-Term Incentives

2011 Incentive Plans. In February 2011 when the Committee established the annual incentive goals for 2011, the One Communications and STS acquisitions were scheduled to close in the second quarter of 2011. In order to provide meaningful short-term incentives directly tied to our business, the Committee adopted two incentive plans for 2011. The performance measures and weights were the same for each plan. The objectives for the first six-month plan reflected the operating plan for the first six months of 2011. The objectives for the second six months, which were established in July, related to full year 2011 performance. The full year 2011 Adjusted EBITDA and revenue expectations took into account our transaction revenue projections for our ITC^DeltaCom, One Communications and STS acquisitions for full year 2011 performance, without an adjustment to reflect that One Communications actually had a lower than projected revenue run rate at the closing of the acquisition. In February 2012, the Committee authorized one incentive payment based on the achievements under both plans.

Summarized in the table below are the performance measures, weights, and the rationale for including the measures.

Performance Measure	Weight	Rationale for Inclusion
Adjusted EBITDA	70%	• Reflects profitability and cash generation to incent efficient operations for historic business and profitability of acquired businesses
Total Revenue	30%	• Incents growth of acquired businesses

In July 2011, the Committee reviewed our actual operating performance for the first six months of 2011 against the bonus plan goals and approved the blended achievement level of 108% of the target incentive potential. The incentive plan performance targets and achievement are summarized below:

First Six Months 2011 Incentive Plan Performance Targets and Achievement
(dollars in millions)

	50% Payout Threshold	100% Payout Target	200% Payout Maximum	Actual Performance	Achievement
Adjusted EBITDA (70%)	$126.1	$133.6	$152.1	$137.2	124.2%
Total Revenue (30%)	$473.5	$481.5	$497.5	$476.8	70.2%
Total Blended Achievement					108.0%

In February 2012, the Committee reviewed our actual operating performance for the full year 2011 against the incentive plan goals and approved the blended achievement level of 95.4% of the target incentive potential. The incentive plan performance targets and achievement are summarized below:

Full Year 2011 Incentive Plan Performance Targets and Achievement
(dollars in millions)

	50% Payout Threshold	100% Payout Target	200% Payout Maximum	Actual Performance	Achievement-based Payout
Adjusted EBITDA* (70%)	$ 309.1	$ 327.5	$ 364.3	$ 330.5	112.1%
Total Revenue (30%)	$1,311.6	$1,333.8	$1,378.1	$1,314.5	58.5%
Total Blended (Achievement)					95.4%

* Reflects certain adjustments to Adjusted EBITDA for unusual non-recurring items.

Our Named Executive Officers' target incentive opportunity as a percentage of eligible earnings is identified in the table below. Each executive officer's incentive award is the product of the overall incentive payout percentage multiplied by the individual's target incentive opportunity multiplied by the individual's eligible earnings for 2011. Given the competitive market position of the compensation of our Named Executive Officers, the Committee determined to hold target incentive opportunities as a percentage of eligible earnings flat for 2011 for each of the Named Executive Officers, other than Ms. Hagan whose target incentive opportunity was increased to reflect the impact of her role in our organizational transition resulting from acquisitions and new strategic direction.

2011 Incentive Payments. In light of our performance against the Adjusted EBITDA and revenue targets under our 2011 incentive plans, and taking into account the individual performance of each executive to ensure there were no cases of under-performance in terms of achievement of key 2011 corporate priorities (which were the same as Mr. Huff's 2011 performance objectives described above), the Committee approved the incentive payments earned under the 2011 incentive plans for the following Named Executive Officers with incentive payments being paid in cash in February 2012. Included in the incentive payment for Mr. Ferguson is a $38,000 discretionary award in light of his significant contribution to our closing and integrating six acquisitions in 2011.

Name	2011 Target Incentive Opportunity	2011 Annual Incentive Plan Payment
Rolla P. Huff	100%	$814,100
Joseph M. Wetzel	80%	387,263
Bradley A. Ferguson	60%	231,395
Kevin F. Brand	55%	165,922
Stacie S. Hagan	55%	155,452

Long-Term Incentive Compensation

Our long-term incentive compensation plan for our executive officers historically has been based on our equity incentive plans. These plans promote ownership of Common Stock, which, in turn, provides a common interest between our stockholders and our executive officers. The Committee's current policy regarding the timing of equity grants provides that generally the Committee will consider a long-term incentive compensation program each year. The Committee will also consider periodic special grants and will consider grants of RSUs or stock options to a newly-hired or newly-promoted executive officer. The Committee may permit variance from this policy in its reasonable discretion. Grants made in 2011 were consistent with the Committee's general equity grant policy.

The Committee's objectives for its 2011 long-term incentive compensation program were to utilize a mix of performance-based and service-based RSUs to drive retention of the leadership team and achievement of goals tied to our acquisitions and to increase the equity stake (vested and unvested) of our leadership team to align performance with creating shareholder value.

After considering the factors above and a competitive market review of total compensation, in February 2011 the Committee granted 2011 long-term incentive compensation equity awards to the Named Executive Officers as set forth below:

Name	Number of RSUs Granted
Rolla P. Huff	257,143
Joseph M. Wetzel	90,000
Bradley A. Ferguson	48,750
Kevin F. Brand	45,250
Stacie S. Hagan	45,000

Of these RSUs, 50% are performance-based on successful completion of certain Company performance objectives related to the successful integration of acquisitions on established dates during 2011 and 2012, and 50% vest one-third each year on the anniversary of the grant date (assuming continued employment). Performance of the following three objectives must be achieved for the award to be "earned." One-third of the performance-based award was to be earned with successful completion of each objective.

Objective 1: Align sales and marketing organizations to defined customer segments, target verticals, and integrated product portfolio by December 31, 2011.

Objective 2: Demonstrate organizational alignment via integrated compensation structure, consistent job levels and titles, company-wide approach to succession planning, and integrated benefits offering by April 1, 2012.

Objective 3: Selected VOIP product and platform in place and operational for all new sales as of December 31, 2011.

Failure to achieve an objective forfeits the respective portion of the award. Full vesting occurs on the third anniversary of the grant date (assuming continued employment). Objectives 1 and 3 were achieved by December 31, 2011. Objective 2 was also achieved in 2011. The RSU award provides for accelerated vesting of earned restricted stock units under certain circumstances after a change in control or position elimination.

Benefits and Other Compensation

We provide the Chief Executive Officer and his direct reports financial and tax planning services of up to an aggregate of $10,000 per year per person and annual executive physicals up to $2,000 per year per person. In addition, in 2011 we provided our executive officers with the same benefit package available to all of our salaried employees. This package includes:

- Health and dental insurance (portion of costs);
- Basic life insurance;
- Long-term disability insurance; and
- Participation in our 401(k) plan, including Company matching.

Relocation benefits are also reimbursed under a corporate policy when they occur.

We previously compensated Mr. Huff and Mr. Wetzel for temporary living expenses. In light of our expanded national footprint following our acquisitions of ITC^DeltaCom, One Communications, STS Telecom and other companies outside of Atlanta, we have contracted for fractional ownership in corporate aircraft that are available for business travel by Messrs. Huff and Wetzel pursuant to our use of corporate jet policy. We also terminated their temporary living expense arrangement and established a per diem policy for time spent in Atlanta.

Employment Agreements

We have had employment agreements with Mr. Huff and Mr. Wetzel since they commenced employment with us in 2007. In October 2011, the Committee approved amendments and restatements of these agreements. The Committee's primary purpose for the amendment and restatement for Mr. Huff was to provide for a term of December 31, 2012 and a nonrenewal provision pursuant to which the agreement may be terminated by either us or Mr. Huff on 90 days notice prior to December 31, 2012 or any subsequent term. The amended and restated agreement provides that our providing a notice of nonrenewal would permit Mr. Huff to terminate the agreement for "good reason."

The Committee's primary purpose for the amendment and restatement for Mr. Wetzel was to provide for term and nonrenewal provisions, which are the same as in Mr. Huff's amended and restated agreement. Additionally, the Wetzel employment agreement eliminates Mr. Wetzel's right to receive a "single trigger" payment upon a "non-public change in control event;" provided that in order to comply with Section 409A of the Internal Revenue Code, the termination of this right does not become effective until 12 months from the date of the Wetzel employment agreement.

See "Employment Agreements with our Chief Executive Officer and our President and Chief Operating Officer" on pages 37 to 38 of this Proxy Statement for a description of the amended and restated employment agreements.

Change in Control and Severance Payments

Our executive officers are eligible for benefits and payments if employment terminates if there is a change in control or due to position elimination. We believe that we should provide reasonable severance benefits to employees in the event their positions are eliminated. With respect to our Named Executive Officers, these severance benefits should reflect the fact that it may be difficult for executives to find comparable employment within a short period of time. Such arrangements also should disentangle us from the former executive as soon as practicable.

We have a Change-In-Control Accelerated Vesting and Severance Plan, or CIC Plan, which provides our Named Executive Officers other than Mr. Huff and Mr. Wetzel with change in control protection as described below. We provide Messrs. Huff and Wetzel with change-in-control protections under their employment agreements as described below. We believe that by providing our Named Executive Officers with this change in control protection, we allow our senior management to focus on running our company to maximize long-term stockholder value and mitigate the necessity for management's attention to be diverted toward finding new employment in the event a change in control occurs. We also believe our arrangement facilitates the recruitment of talented executives through the provision of guaranteed protection in the event we are acquired after accepting an employment offer.

Compensation Recoupment Policy

The Committee has adopted a Compensation Recoupment Policy as an additional means for the Committee to manage our risk profile. The policy provides that in the event the Board of Directors determines that a significant restatement of our financial results or other Company metrics for any of the three prior fiscal years is required and such restatement is the result of fraud or willful misconduct, the Board has the authority to obtain reimbursement from our executive officers and any employees responsible for the fraud or willful misconduct resulting in the restatement if such individuals would have received less compensation had the results or metrics been properly calculated. In connection with the adoption of this policy, the Committee included in the 2011 annual incentive plan a "clawback" provision that would require a participant to reimburse incentive compensation to us to the extent required by the Compensation Recoupment Policy.

Stock Ownership Guidelines

In October 2010, the Committee recommended and our Board of Directors adopted Common Stock Ownership and Retention Guidelines for our directors and our Chief Executive Officer. In October 2011, the Committee expanded these guidelines to include all of our executive officers. Our Board of Directors believes that these individuals should own and hold Common Stock to emphasize the link between the directors and the executive officers and the long-term interests of stockholders and to communicate to investors, market analysts and the public that these individuals are tied directly to our long-term success through personal capital investment in our Common Stock. The guidelines require that each director own a minimum number of shares of our Common Stock having a fair market value equal to or exceeding three times the annual cash retainer for directors. The guidelines require that the Chief Executive Officer own a minimum number of shares of our Common Stock having a fair market value equal to or exceeding four times the Chief Executive Officer's base salary, our President three times his base salary, and our other executive officers two times their base salaries. "Fair market value" as of any measurement date is calculated as the average of the closing Common Stock price on NASDAQ for the trading days in the 30-calendar-day period immediately prior to such date. Until such time as the director or executive officer reaches his or her stock ownership guideline, such individual will be required to hold 50% of the net shares of Common Stock received upon lapse of the restrictions on restricted stock units and upon exercise of stock options. The Committee will review these stock ownership guidelines periodically and, if changes are deemed appropriate, submit such recommended changes to the Board of Directors for consideration and approval.

Also, we amended our Insider Trading Policy in January 2012 to expressly prohibit our officers from engaging in hedging transactions. Previously the Policy had "discouraged" hedging transactions and required pre-clearance from our General Counsel before entering into a hedging transaction. None of our officers had engaged in a hedging transaction.

Limitations on Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, a portion of annual compensation payable to any of our Chief Executive Officer and three other highest paid executive officers (other than our Chief Financial Officer) generally would not be deductible by us for federal income tax purposes to the extent such officer's overall compensation exceeds $1,000,000 for the year. Qualifying performance-based incentive compensation (including performance-based compensation awards under our 2006 and 2011 Equity and Cash Incentive Plans), however, would be excluded for purposes of determining if the executive's compensation exceeded the $1,000,000 cap. The Committee addresses this issue when considering compensation arrangements for our executive officers. However, the Committee still believes that it is important that it have the flexibility to offer compensation that may not be deductible because of the Section 162(m) cap if deemed necessary to attract and retain qualified executive officers. In this regard certain of the compensation paid to Mr. Huff and Mr. Wetzel for 2011 will be non-deductible. In approving this compensation, the Committee considered that the Company has accumulated large net operating loss carry forwards to offset or reduce our future income tax obligations and, therefore, the deduction limitations imposed by Section 162(m) would not impact our financial results at this time.

Leadership and Compensation Committee Report

The Leadership and Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management and, based on such review and discussion, the Leadership and Compensation Committee recommends that it be included in this Proxy Statement.

Submitted by: Leadership and Compensation Committee
Susan D. Bowick (Chairperson)
Garry K. McGuire
Thomas E. Wheeler
M. Wayne Wisehart

The Leadership and Compensation Committee Report does not constitute solicitation material and shall not be deemed filed or incorporated by reference into any of our other filings and/or the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

Leadership and Compensation Committee Interlocks and Insider Participation

The Leadership and Compensation Committee currently consists of Ms. Bowick, Mr. McGuire, Mr. Wheeler and Mr. Wisehart. No member of the Leadership and Compensation Committee was an employee of EarthLink during the last fiscal year or an officer of EarthLink in any prior period. There are no Leadership and Compensation Committee interlocks between us and other entities involving our executive officers and members of the Board of Directors who serve as an executive officer or board member of such other entities.

Certain Relationships and Related Transactions

Our Board of Directors has adopted a written policy that generally provides that we may enter into a related party transaction only if the Audit Committee shall approve or ratify such transaction in accordance with the guidelines set forth in the policy and if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party; the transaction is approved by the disinterested members of the Board of Directors; or the transaction involves compensation approved by our Leadership and Compensation Committee.

Our Audit Committee Charter provides that the Audit Committee shall approve in advance all transactions between us and any of our affiliates as well as all "related party" transactions required to be disclosed by applicable SEC disclosure rules. For 2011, there were no transactions that were required to be approved by the Audit Committee. In addition, management routinely notifies the Audit Committee of any proposed transaction between us and a company where a member of our Board of Directors serves as an outside director of that company even if this notification is not required by the Audit Committee Charter.

Executive Officer Compensation

Summary Compensation Table

The following table presents certain information required by the SEC relating to various forms of compensation awarded to, earned by or paid during the years set forth below to persons who served as our Chief Executive Officer and our Chief Financial Officer in 2011 and the three other most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, serving at December 31, 2011. Such executive officers collectively are referred to as the "Named Executive Officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total(3) ($)
Rolla P. Huff	2011	$805,288	$ —	$2,160,001	$ —	$ 814,100	$ —	$284,760(7)	$4,064,149
Chairman of the Board	2010	800,000	1,100,000(5)	1,194,293	—	1,361,600	—	155,850(7)	4,611,743
and Chief Executive Officer	2009	830,769	1,100,000(6)	140,199	—	1,661,538	—	141,423(7)	3,873,929
Joseph M. Wetzel	2011	478,848	—	756,000	—	387,263	—	148,310(8)	1,770,421
President and Chief	2010	454,577	415,000(5)	567,340	—	618,952	—	97,475(8)	2,153,344
Operating Officer	2009	432,000	415,000(6)	47,611	—	561,000	—	83,620(8)	1,539,231
Bradley A. Ferguson	2011	318,923	38,000	409,500	—	193,395	—	77,111(9)	1,036,929
Executive Vice President,	2010	308,462	100,000(5)	277,692	—	315,001	—	32,585(9)	1,033,740
Chief Financial Officer	2009	278,846	100,000(6)	470,400	—	278,846	—	54,526(9)	1,182,618
Kevin F. Brand(4)	2011	298,365	—	380,100	—	165,922	—	54,855(10)	899,242
Executive Vice President,	2010	296,538	90,000(5)	220,183	—	277,589	—	21,391(10)	905,701
Consumer Products and Support									
Stacie S. Hagan(4)	2011	279,808	—	378,000	—	155,452	—	82,634(11)	895,894
Executive Vice President,	2009	270,000	130,000(6)	22,801	—	270,000	—	69,024(11)	761,824
Chief People Officer									

(1) Compensation for stock awards and option awards represents the aggregate grant date fair value of the award, computed based on the number of awards granted and the fair value of the award on the date of grant. Assumptions used in the calculation of these award amounts are included in Note 11 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated by reference into this Proxy Statement.

(2) Non-equity incentive plan compensation for 2011 represents bonuses earned in 2011 under our 2011 Annual Bonus Plans. For 2011, our bonus plan payouts under those plans for the Named Executive Officers were a blended 108% of target for the bonus plan for the first six months of 2011 and 95.4% of target for the bonus plan for the second six months of 2011. The 2011 Annual Bonus Plan payments were made in cash in February 2012.

Non-equity incentive plan compensation for 2010 represents bonuses earned in 2010 under our 2010 Annual Bonus Plan. For 2010, our bonus plan payouts under this plan were 170.2% of target for the Named Executive Officers. The 2010 Annual Bonus Plan payments were made in cash in February 2011.

Non-equity incentive plan compensation for 2009 represents bonuses earned in 2009 under our 2009 Annual Bonus Plan. For 2009, our bonus plan payouts under this plan were 200% of target for the Named Executive Officers. The 2009 Annual Bonus Plan payments were made in cash in February 2010.

(3) Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2011 is as follows: Mr. Huff, 40%; Mr. Wetzel, 49%, Mr. Ferguson 53%, Mr. Brand 52%, and Ms. Hagan, 49%.

Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2010 is as follows: Mr. Huff, 71%; Mr. Wetzel, 69%; Mr. Ferguson, 70% and Mr. Brand, 73%.

Salary, bonus and non-equity incentive plan compensation as a percentage of total compensation for each of our Named Executive Officers for 2009 is as follows: Mr. Huff, 93%; Mr. Wetzel, 91%; Mr. Ferguson, 56%, and Ms. Hagan, 87%.

(4) Mr. Brand became a Named Executive Officer in 2010. Summary compensation information for Mr. Brand is only required for 2010 and 2011. Ms. Hagan became a Named Executive Officer in 2009 and again in 2011. Summary compensation information for Ms. Hagan is only required for 2009 and 2011.

(5) Includes bonuses earned in 2010 under our 2009-2010 Retention Incentive Plan. In either December 2010 or January 2011, we made the following 2009-2010 Retention Incentive Plan payments: Mr. Huff, $1,100,000; Mr. Wetzel, $415,000; Mr. Ferguson, $100,000; and Mr. Brand, $90,000.

(6) Includes bonuses earned in 2009 under our 2009-2010 Retention Incentive Plan. In January 2010, we made the following 2009-2010 Retention Incentive Plan payments: Mr. Huff, $1,100,000; Mr. Wetzel, $415,000; Mr. Ferguson, $100,000 and Ms. Hagan, $130,000.

(7) For 2011, other compensation consists of $10,000 of financial planning services, $7,350 in matching contributions made to Mr. Huff's account under our 401(k) Plan and $267,410 in dividend-like payments made on stock awards. For 2010, other compensation consists of $72,000 for temporary living expenses, $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Huff's account under our 401(k) Plan and $70,500 in dividend-like payments made on stock awards. For 2009, other compensation consists of $72,000 for temporary living expenses, $10,000 of financial planning services, $52,073 for a one-time payment resulting from the termination of our sabbatical and paid time off policies, and $7,350 in matching contributions made to Mr. Huff's account under our 401(k) Plan.

(8) For 2011, other compensation consists of $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan and $134,960 in dividend-like payments made on stock awards. For 2010, other compensation consists of $48,000 for temporary living expenses, $6,000 of financial planning services, $7,350 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan and $36,125 in dividend-like payments made on stock awards. For 2009, other compensation consists of $48,000 for temporary living expenses, $6,730 of financial planning services, $21,540 for a one-time payment resulting from the termination of our sabbatical and paid time off policies, and $7,350 in matching contributions made to Mr. Wetzel's account under our 401(k) Plan.

(9) For 2011, other compensation consists of $2,250 of financial planning services, $7,350 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan, $67,511 in dividend-like payments made on stock awards. For 2010, other compensation consists of $1,750 of financial planning services, $7,350 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan, $23,485 in dividend-like payments made on stock awards. For 2009, other compensation consists of $48,778 for a one-time payment resulting from the termination of our of our sabbatical and paid time off policies, $5,442 in matching contributions made to Mr. Ferguson's account under our 401(k) Plan and $306 in dividend-like payments made on stock awards.

(10) For 2011, other compensation consists of $7,350 in matching contributions made to Mr. Brand's account under our 401(k) Plan and $47,505 in dividend-like payments made on stock awards. For 2010, other compensation consists of $7,350 in matching contributions made to Mr. Brand's account under our 401(k) Plan and $14,041 in dividend-like payments made on stock awards.

(11) For 2011, other compensation consists of $1,730 of financial planning services, $7,350 in matching contributions made to Ms. Hagan's account under our 401(k) Plan and $73,554 in dividend-like payments made on stock awards. For 2009, other compensation consists of $60,749 for a one-time payment resulting from the termination of our sabbatical and paid time off policies, $7,350 in matching contributions made to Ms. Hagan's account under our 401(k) Plan, $750 of financial planning services and $175 in dividend-like payments made on stock awards.

Grants of Plan-Based Awards

The following table presents information regarding grants of plan-based awards to the Named Executive Officers during the year ended December 31, 2011.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)($) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(#) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock of Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(2) ($)
Rolla P. Huff	N/A	$402,644	$805,288	$1,610,576	—	—	—	—	—	$—	$ —
	2/7/2011(3)	—	—	—	—	—	—	257,143	—	—	8.40
Joseph M. Wetzel	N/A	191,539	383,078	766,157	—	—	—	—	—	—	—
	2/7/2011(3)	—	—	—	—	—	—	90,000	—	—	8.40
Bradley A. Ferguson	N/A	95,677	191,354	382,708	—	—	—	—	—	—	—
	2/7/2011(3)	—	—	—	—	—	—	48,750	—	—	8.40
Kevin F. Brand	N/A	82,050	164,101	328,202	—	—	—	—	—	—	—
	2/7/2011(3)	—	—	—	—	—	—	45,250	—	—	8.40
Stacie S. Hagan	N/A	76,947	153,894	307,789	—	—	—	—	—	—	—
	2/7/2011(3)	—	—	—	—	—	—	45,000	—	—	8.40

(1) Estimated future payouts under non-equity incentive plan awards represents bonuses earned under our 2011 Annual Bonus Plans. For 2011, our bonus plan payouts for our Named Executive Officers under those plans were a blended 108% of target for the bonus plan for the first six months of 2011 and 95.4% of target for the bonus plan for the second six months of 2011. The following amounts were earned in 2011 under the 2011 Annual Bonus Plans: Mr. Huff, $814,100; Mr. Wetzel, $387,263; Mr. Ferguson, $193,395; Mr. Brand, $165,922 and Ms. Hagan $155,452. Mr. Ferguson also received a $38,000 discretionary award in light of his significant contribution to our closing and integrating six acquisitions in 2011.

(2) The grant date fair value for stock awards was based on the closing price of the underlying shares on the date of grant.

(3) In February 2011, we granted restricted stock units to our Named Executive officers. Of these RSUs, 50% are performance-based with full vesting on the third anniversary of the grant date (assuming continued employment) upon successful completion of the performance objectives, and 50% vest one-third each year on the anniversary of the grant date (assuming continued employment).

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning the number and value of unexercised options, restricted stock units and incentive plan awards for the Named Executive Officers outstanding as of the end of the year ended December 31, 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Units That Have Not Vested	Value of Units That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Units That Have Not Vested
Rolla P. Huff	250,000	—	—	$ 7.31	6/25/2017	128,572(1)	$ 828,004	128,571(6)	$ 827,997
Joseph M. Wetzel	56,251	—	—	6.86	8/27/2017	45,000(2)	289,800	45,000(6)	289,800
Bradley A. Ferguson	20,000	—	—	9.64	1/24/2012	44,375(3)	285,775	24,375(6)	156,975
	1	—	—	5.56	12/19/2012				
	8,750	—	—	9.01	7/21/2014				
	10,000	—	—	9.51	5/4/2015				
	10,000	—	—	10.36	9/12/2015				
	3,281	—	—	6.90	10/24/2016				
Kevin F. Brand	30,000	—	—	9.64	1/24/2012	22,625(4)	145,705	22,625(6)	145,705
	18,000	—	—	9.01	7/21/2014				
	20,000	—	—	9.51	5/4/2015				
	8,000	—	—	10.36	9/12/2015				
Stacie S. Hagan	5,000	—	—	10.59	1/3/2015	22,500(5)	144,900	22,500(6)	144,900
	10,000	—	—	9.51	5/4/2015				
	7,000	—	—	10.36	9/12/2015				
	1,875	—	—	6.90	10/24/2016				
	7,813	—	—	7.64	5/1/2017				

(1) Mr. Huff's restricted stock units vest as follows: 42,858 on February 7, 2012, 42,857 on February 7, 2013 and 42,857 on February 2014.

(2) Mr. Wetzel's restricted stock units vest as follows: 15,000 on each of February 7, 2012, February 7, 2013 and February 7, 2014.

(3) Mr. Ferguson's restricted stock units vest as follows: (a) 8,125 on each of February 7, 2012, February 7, 2013 and February 7, 2014; and (b) 20,000 on July 27, 2012.

(4) Mr. Brand's restricted stock units vest as follows: 7,542 on February 7, 2012, 7,542 on February 7, 2013 and 7,541 on February 2014.

(5) Ms. Hagan's restricted stock units will vest as follows: 7,500 on each of February 7, 2012, February 7, 2013 and February 7, 2014.

(6) In February 2012, the Leadership and Compensation Committee approved the satisfaction of the performance objectives for these restricted stock units. The restricted stock units will vest on February 7, 2014.

Option Exercises and Stock Vested

The following table presents information concerning the exercise of stock options and the vesting of restricted stock units for the Named Executive Officers during the year ended December 31, 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Rolla P. Huff	—	$ —	366,840	$2,858,144
Joseph M. Wetzel	—	—	183,005	1,423,529
Bradley A. Ferguson	—	—	89,646	688,159
Kevin F. Brand	—	—	65,816	511,215
Stacie S. Hagan	—	—	92,966	741,483

(1) The value realized on vesting for stock awards represents the number of shares acquired on vesting multiplied by the closing price of our Common Stock on the vesting date.

Employment Agreements with our Chief Executive Officer and our President and Chief Operating Officer

Chief Executive Officer. Our employment agreement with Mr. Huff (which was most recently amended and restated on October 19, 2011) has a term which expires on December 31, 2012 and may be terminated on 90 days notice prior to the end of the initial term or any subsequent term. If not terminated prior to the end of a term, the employment agreement renews for an additional year. However, upon a "change in control," the term automatically extends until 24 months following the change in control. Our providing a notice of nonrenewal would permit Mr. Huff to terminate the employment agreement for "good reason." The employment agreement also incorporates into one document all benefits that Mr. Huff would receive upon termination of employment, including upon a change in control, and, as a result, Mr. Huff no longer participates in our CIC Plan. The employment agreement provides for a minimum annual base salary of $825,000 per year and a target bonus opportunity of 100% of his eligible earnings, which will be paid if the bonus criteria, as set by the Leadership and Compensation Committee, for the applicable annual period, are met.

In addition, if Mr. Huff is terminated for any reason other than for "cause" (as defined in the employment agreement), or Mr. Huff terminates his employment for "good reason" (as defined in the employment agreement), Mr. Huff will receive an amount equal to (i) 200% of the sum of his base salary and his target bonus payment for the year in which the termination occurs less (ii) the amount of his non-compete payment (which is the sum of his base salary and annual target bonus for the year in which the termination of employment occurs). This amount would be payable in a lump sum. Mr. Huff also would receive the non-compete payment. The employment agreement also contains provisions for the treatment of outstanding equity awards that are substantially similar to the provisions in the CIC Plan described below. The employment agreement provides that the Company's no longer being a reporting company with the SEC as a result of a "non-public change in control event" (as defined in the employment agreement) would be deemed to result in a significant diminution of Mr. Huff's position, authority, duties or responsibilities with respect to his ability to terminate his employment for "good reason." If Mr. Huff terminates employment on death or a total disability (as defined in the employment agreement), he will receive an amount equal to his base salary in a lump sum and his target bonus payment for the year in which he dies or is disabled in accordance with the bonus plan.

The employment agreement restricts Mr. Huff from competing, directly or indirectly, with us or soliciting certain of our employees and officers during the term of the employment agreement and for a period of 18 months following his termination of employment.

President and Chief Operating Officer. Our employment agreement with Mr. Wetzel (which was most recently amended and restated on October 19, 2011) has a term which expires on December 31, 2012 and may be terminated on 90 days notice prior to the end of the initial term or any subsequent term. If not terminated prior to the end of a term, the employment agreement renews for an additional year. However, upon a "change in control," the term automatically extends until 24 months following the change in control. Our providing a notice of nonrenewal would permit Mr. Wetzel to terminate the employment agreement for "good reason." The employment agreement also incorporates into one document all benefits that Mr. Wetzel would receive upon termination of employment, including upon a change in control, and, as a result, Mr. Wetzel no longer participates in the CIC Plan. The amended and restated employment agreement eliminates Mr. Wetzel's right to receive a "single trigger" payment upon a "non-public change in control event;" provided that in order to comply with Section 409A of the Internal Revenue Code, the elimination of this right does not become effective until 12 months from the date of the amended and restated agreement. The amended and restated employment agreement changes the amount of the severance payment upon termination of the agreement by the Company (other than for "cause") or by Mr. Wetzel for "good reason" to 150% of Mr. Wetzel's salary and target bonus (less a non-compete payment which is 66⅔% of the sum of his base salary and annual target bonus for the year in which the termination of employment occurs) and extends the noncompetition period following termination of employment to 18 months. Mr. Wetzel also would receive the non-compete payment. The employment agreement also contains provisions for the treatment of outstanding equity awards that are substantially similar to the provisions in the CIC Plan described below. The employment agreement provides for a minimum annual base salary of $490,700 per year and a target bonus opportunity of 80% of his eligible earnings, which will be paid if the bonus criteria, as set by the Committee, for the applicable annual period, are met.

The employment agreement restricts Mr. Wetzel from competing, directly or indirectly, with us or soliciting certain of our employees and officers during the term of the employment agreement and for a period of 18 months following his termination of employment.

Potential Payments upon Termination or Change in Control

Change-In-Control Payments

Our CIC Plan provides change in control protection as described below. We amended and restated the CIC Plan effective October 18, 2011. As described below, the amended and restated CIC Plan maintains a "double trigger" for the payment of benefits under the CIC Plan as well as the levels of benefits payable; extends the period following a Change in Control during which termination of employment will trigger the payment of benefits to 24 months; and adds a 12 month noncompetition requirement for executive officers and a related payment if an executive officer's employment is terminated under circumstances set forth in the CIC Plan.

The CIC Plan creates two different benefit categories based on the employee's position with EarthLink, one for our executive officers and one for other plan participants. All of our executive officers participate in the CIC Plan other than Messrs. Huff and Wetzel who receive change in control benefits under their employment agreements as described above in "Employment Agreements with our Chief Executive Officer and our President and Chief Operating Officer."

If at any time within 24 months after a Change in Control occurs, (i) the employment of an executive officer is terminated by EarthLink for any reason other than Cause (as defined in the CIC Plan), disability or death or (ii) an executive officer voluntarily terminates his employment for Good Reason (as defined in the CIC Plan), the executive officer is entitled to receive the following benefits: (a) a lump sum payment equal to 150% of the sum of the executive officer's salary plus bonus target less the amount of a non-compete payment (which is 66⅔% of the sum of the executive officer's base salary and annual target bonus); (b) the non-compete payment and (c) payment of all amounts payable with respect to the executive officer's elected COBRA coverage (including for spouse and dependents) for 18 months from termination.

The CIC Plan also provides for equity award accelerated vesting benefits. If an executive officer's stock options are assumed or continued after a Change in Control, all outstanding stock options granted on or before the Change in Control will vest and be exercisable in full, if not already fully vested, on termination of the employee's employment for any reason after the Change in Control occurs; however, if his or her stock options are not assumed or continued after the Change in Control, all outstanding stock options will vest and be exercisable in full contemporaneously with the Change in Control, if not already fully vested. If an executive officer's restricted stock units are assumed or continued after a Change in Control, generally all outstanding restricted stock units granted on or before the Change in Control will vest and be earned and payable in full, if not already fully vested, on termination of the employee's employment for any reason after the Change in Control occurs; however, if his or her restricted stock units are not assumed or continued after the Change in Control, generally all outstanding restricted stock units will vest and be earned and payable in full contemporaneously with the Change in Control, if not already fully vested.

We have the right to amend the CIC Plan from time to time and may terminate it at any time; provided, however, that for a certain period of time before a Change in Control (as described in the CIC Plan) or after a Change in Control in EarthLink occurs, (i) no amendment may be made that diminishes any employee's rights following such Change in Control and (ii) the CIC Plan may not be terminated.

For purposes of the CIC Plan, "Change in Control" generally means a transaction pursuant to which any person acquires more than 50% of the voting power of EarthLink or any merger, reorganization or similar event where the owners of the voting stock of EarthLink before the event do not own voting stock representing at least 50% of the voting power of EarthLink or our successor after the event.

Based upon a hypothetical Change in Control and subsequent termination date of December 31, 2011, the benefits for Mr. Huff and Mr. Wetzel under their employment agreements and our other Named Executive Officers under the CIC Plan at such date would be as follows:

Name	Severance	Non-Compete	Stock Options(1)	Restricted Stock Units(2)	COBRA Coverage	Pro-Rata Bonus(3)	Total
Rolla P. Huff	$1,650,000	$1,650,000	$ —	$1,656,001	$27,211	$825,000	$5,808,212
Joseph M. Wetzel ...	736,021	588,869	—	579,600	—	392,560	2,297,050
Bradley A. Ferguson .	437,316	349,884	—	442,750	26,650	196,800	1,453,400
Kevin F. Brand	393,943	315,182	—	291,410	27,372	167,750	1,195,657
Stacie Hagan	374,568	299,682	—	289,800	18,133	159,500	1,141,683

(1) The amount of benefit for stock options represents the number of in-the-money options outstanding multiplied by the difference between the exercise price and the closing price per share of our Common Stock on December 31, 2011, or $6.44 per share. As of December 31, 2011, there were no such options outstanding for our named Executive Officers.

(2) The amount of benefit for restricted stock units represents the number of outstanding restricted stock units multiplied by the closing price of our Common Stock on December 31, 2011, or $6.44 per share.

(3) The bonus amounts represent the aggregate target bonus under the 2011 Annual Bonus Plan.

Executives' Position Elimination and Severance Plan

During 2011 we had an Executives' Position Elimination and Severance Plan that provided severance benefits to employees, including executive officers, in the event their positions were eliminated. No benefits were provided to executive officers under this plan in 2011.

On October 18, 2011 we adopted the EarthLink, Inc. Severance Plan to be effective January 1, 2012. The Severance Plan is a single plan which replaces all current severance plans in which employees of the Company and its subsidiaries participated. The Severance Plan provides for graduated levels of severance for Company executive officers and other Company employee levels. Eligible executive officers are entitled to the following severance pay and benefits under our Severance Plan: (i) 12 months base salary paid in lump sum, (ii) an amount equal to 12 months of the employer portion of any premium (and the COBRA administrative fee) for coverage of those employees participating in our medical, dental and vision plans, (iii) 12 months, or up to $20,000, of executive-level outplacement services and (iv) for employees given notice that their positions are being eliminated after the first quarter of any calendar year, the pro-rata bonus, if any, otherwise payable under our executive bonus plans. Payments may be delayed to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Based upon a hypothetical termination date of December 31, 2011, the benefits for Mr. Huff and Mr. Wetzel under their employment agreements and our other Named Executive Officers under the Severance Plan at such date would be as follows:

Name	Severance	Non-Compete	Restricted Stock Units(1)	COBRA Coverage	Pro-Rata Bonus(2)	Outplacement Services	Total
Rolla P. Huff	$1,650,000	$1,650,000	$1,656,001	$27,211	$825,000	$ —	$5,808,212
Joseph M. Wetzel . . .	736,021	588,869	96,600	—	392,560	—	1,814,050
Bradley A. Ferguson . .	328,000	—	—	13,265	196,800	20,000	558,065
Kevin F. Brand	305,000	—	—	13,274	167,750	20,000	506,024
Stacie Hagan	290,000	—	—	8,597	159,500	20,000	478,097

(1) The amount of benefit for restricted stock units represents the number of outstanding restricted stock units multiplied by the closing price of our Common Stock on December 31, 2011, or $6.44 per share.

(2) The bonus amounts represent the aggregate target bonus under the 2011 Annual Bonus Plans.

AUDIT COMMITTEE

Pursuant to SEC rules for proxy statements, the Audit Committee of the Board of Directors has prepared the following Audit Committee Report. The Audit Committee intends that this report clearly describe our current audit program, including the underlying philosophy and activities of the Audit Committee.

Audit Committee Report

The primary function of the Audit Committee of the Board of Directors is to assist the Board of Directors in fulfilling its oversight responsibilities by overseeing: (a) the accounting and financial reporting processes of the Company; (b) the integrity of our financial reports provided by us to any governmental body or the public; (c) our systems of internal auditing and controls; (d) our finance, auditing, accounting, legal and financial reporting compliance as established by us; and (e) maintenance of an effective and efficient audit of our annual financial statements by a qualified and independent auditor. The Audit Committee operates under a written charter. The charter is available on our website as described earlier in this Proxy Statement. The Audit Committee also determined that the charter adequately and effectively defines the duties and responsibilities of the Audit Committee. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, our policies, procedures and practices at all levels. The Audit Committee is accountable and responsible to the full Board of Directors. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor our and our SEC reporting subsidiary, ITC^DeltaCom's, financial reporting process and internal control systems;
- Review and appraise the audit efforts of our independent registered public accounting firm and internal auditors; and
- Provide open channels of communication among our independent registered public accounting firm, financial and senior management, the internal auditors and the Board of Directors.

Composition and Qualifications of Audit Committee

The Audit Committee presently consists of Mr. Wisehart (Chairperson), Ms. Fuller, Mr. Koretz and Mr. McGuire. Each member of the Audit Committee is independent, financially literate and is free from any relationship that, in the judgment of the Board of Directors, would interfere with the exercise of independent judgment as a member of the Audit Committee. The Board of Directors has determined that Messrs. McGuire and Wisehart are audit committee financial experts, as defined by SEC regulations. The Audit Committee is, and will continue to be, composed of members that meet the independence, knowledge and experience requirements of NASDAQ as set forth in the NASDAQ Listing Rules for NASDAQ-listed companies.

Election and Meetings

The Board of Directors annually elects the members of the Audit Committee to serve for a term of one year or other length of term, in the discretion of the Board of Directors, and shall otherwise serve until their successors are duly elected and qualified. Each member of the Audit Committee serves at the pleasure and discretion of the Board of Directors and may be replaced or removed by the Board of Directors at any time and from time to time in its discretion. At the time of each annual election of the Audit Committee members, or at other times in the discretion of the Audit Committee or the Board of Directors, the Audit Committee designates one member of the Audit Committee to be its Chairperson; in the absence of such designation, the Board of Directors designates the Chairperson.

The Audit Committee meets at least quarterly. The Audit Committee met 10 times during 2011. The Audit Committee meets at least annually with representatives from our executive management and independent registered public accounting firm in separate sessions to discuss any matters that the Audit

Committee or either of these groups believes should be discussed. In addition, the Audit Committee or its Chairperson meets with representatives of the independent registered public accounting firm and our management at least quarterly to review our quarterly financial statements consistent with the provisions of Statement of Auditing Standards No. 114 (Codification of Statements on Auditing Standards, AU Sect. 380).

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee performed the following during the year ended December 31, 2011:

Documents/Reports Review

1. Reviewed and discussed our annual financial statements, management's report on internal control over financial reporting and all certifications, reports, opinions or reviews rendered by our independent registered public accounting firm.

2. Discussed with our financial management and representatives of the independent registered public accounting firm, prior to filing with the SEC, audited and unaudited financial statements and certain other disclosures to be included in our and ITC^DeltaCom's Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and other reports that contain financial information. Management has represented to the Audit Committee that our financial statements were prepared in accordance with U.S. generally accepted accounting principles.

3. Prepared the Audit Committee Report included in our annual proxy statement.

Independent Registered Public Accounting Firm

4. Recommended to the Board of Directors the selection of Ernst & Young LLP as our independent registered public accounting firm for 2011. The Audit Committee evaluates the performance of the independent registered public accounting firm. The Audit Committee has discussed with representatives of the independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 114 (Codification of Statements on Auditing Standards, AU Sect. 380), regulations promulgated by the SEC and the Public Company Accounting Oversight Board. These discussions included the scope of the independent registered public accounting firm's responsibilities; significant accounting adjustments; any disagreements with management; the quality, not just the acceptability, of accounting principles; reasonableness of significant judgments; and the clarity of disclosures in the financial statements. In addition, the Audit Committee has received the written disclosures and the letter from Ernst & Young LLP relating to the independence of that firm as required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence), and has discussed with Ernst & Young LLP that firm's independence with respect to us.

5. Approved all fees and other compensation paid to Ernst & Young LLP. Monitored compliance with pre-approval policies and procedures, and otherwise pre-approved all non-audit engagements of Ernst & Young LLP.

6. Periodically consulted with representatives of the independent registered public accounting firm out of the presence of our management regarding internal controls and the fullness and accuracy of our financial statements.

Financial Reporting Process

7. Reviewed the integrity of our financial reporting process, both internal and external, in consultation with representatives of the independent registered public accounting firm and our internal financial and accounting personnel.

8. Considered any significant judgments made in management's preparation of our financial statements and management's view of each as to the appropriateness of such judgments.

9. Considered the independent registered public accounting firm's judgments about the quality and appropriateness of our accounting principles as applied to its financial reporting.

10. Reviewed the description of critical accounting policies in our and ITC^DeltaCom's Annual Reports on Form 10-K.

Internal Controls; Legal Compliance/Risk Management; General

11. Approved management's engagement of a third-party consulting firm to support our internal audit function.

12. Discussed with management, the internal auditors, the third-party consulting firm and the independent registered public accounting firm the quality and adequacy of our internal controls and internal audit functions, organization, responsibilities, budget and staffing.

13. Reviewed, with our internal and outside legal counsel, legal compliance matters, including corporate securities trading policies, and legal matters that could have a significant impact on our financial statements.

14. Oversaw the receipt of internal complaints with respect to ethical and accounting matters.

15. Reviewed and discussed with management, our major financial and operating risks and exposures and the steps management has taken to monitor and control such risks and exposures, including our risk assessment and risk management policies.

Section 404 of the Sarbanes-Oxley Act of 2002

16. Reviewed the report of management regarding the effectiveness of our internal control over financial reporting contained in our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC, as well as Ernst & Young LLP's Report of Independent Registered Public Accounting Firm included in our Annual Report on Form 10-K related to its audit of the effectiveness of internal control over financial reporting. During the year ended December 31, 2011, management updated the documentation and performed testing and evaluation of our internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. In this regard, the Audit Committee received periodic updates provided by management, the internal auditors, the third-party consulting firm and the independent registered public accounting firm at each regularly scheduled Audit Committee meeting.

17. Approved the engagement of Ernst & Young LLP to perform financial due diligence in connection with potential business combination transactions.

Based on the Audit Committee's discussions with management and Ernst & Young LLP and the Audit Committee's review of the representation of management and report of Ernst & Young LLP to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements and management's report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2011 and to include the audited consolidated financial statements in ITC^DeltaCom's Annual Report on Form 10-K for the year ended December 31, 2011.

Submitted by: Audit Committee
M. Wayne Wisehart (Chairperson)
Marce Fuller
David A. Koretz
Garry K. McGuire

The Audit Committee Report does not constitute solicitation material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this report by reference therein.

PROPOSAL 2

NON-BINDING ADVISORY RESOLUTION TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

The compensation of our named executive officers is described in the Compensation Discussion and Analysis, the compensation tables and the accompany narrative on pages 20 to 31 of this Proxy Statement.

Our primary goals with respect to executive compensation have been to offer competitive compensation to attract and retain the most talented executives, to tie annual cash incentives to achievement of performance objectives that tie directly to our strategic and operational goals, and to align executives' interests with long-term stockholder value creation. To achieve these goals, we have used a "Total Rewards" approach establishing a compensation package of separate, but integrated components, including: base salary, short-term annual cash incentives, long-term incentive compensation, retention incentives and health and welfare benefits. The Leadership and Compensation Committee of the Board of Directors generally takes into account our business strategy, internal consistency, external market competitiveness in light of general economic trends and individual and business performance.

While maintaining our guiding philosophy of competitive and affordable Total Rewards, our compensation decisions in 2011 continued to align our compensation practices both with our new focus on being a leading communications and IT services company as well as with our position in the highly competitive Internet access industry. The Leadership and Compensation Committee of the Board of Directors, or the Committee, designed the compensation programs for 2011 both to retain the key talent necessary to drive our performance as well as to recruit new talent consistent with our new business focus. The Committee intends for the compensation programs to provide appropriate incentives while maintaining accountability to stockholders.

As detailed in the Compensation Discussion and Analysis, based on its review of the total compensation of our named executive officers for fiscal year 2011, the Leadership and Compensation Committee believes total compensation for each of the Named Executive Officers, both on a targeted and actual basis, was reasonable and within the range of compensation offered by comparison companies and reflects our strong financial performance in 2011 as well as our significant progress in integrating acquisitions and in implementing our new business strategy. The Leadership and Compensation Committee also believes the 2011 compensation design was effective in driving performance by generating meaningful rewards for achieving business objectives.

The Compensation Discussion and Analysis section of this Proxy Statement and the accompanying tables and narrative provide a comprehensive review of our named executive officer compensation objectives, program and rationale. We urge you to read this disclosure before voting on this proposal.

For the reasons stated above, we are requesting your non-binding approval of the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of our named executive officers, as disclosed in the Proxy Statement for the 2012 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2011 Summary Compensation Table and the other related tables and accompanying narrative set forth on pages 20 to 31 of the Proxy Statement."

Your vote on this proposal will be non-binding on us and the Board, and it will not be construed as overruling a decision by us or the Board. Your vote will not create or imply any change to our fiduciary duties or create or imply any additional fiduciary duties for us or the Board. However, the Leadership and Compensation Committee values the opinions that our stockholders express in their votes and will consider the outcome of the vote when making future executive compensation decisions as it deems appropriate.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NON-BINDING ADVISORY RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed the firm of Ernst & Young LLP, independent registered public accounting firm, to audit and report on our financial statements for the year ending December 31, 2012. We have engaged Ernst & Young LLP as our independent registered public accounting firm since July 2000. We expect that a representative of Ernst & Young LLP will be present at the 2012 Annual Meeting of Stockholders to answer questions of stockholders and will have the opportunity, if desired, to make a statement.

In connection with the audits of the 2010 and 2011 financial statements, we entered into engagement agreements with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for us. Those agreements are subject to alternative dispute resolution procedures.

For the years ended December 31, 2010 and 2011, Ernst & Young LLP billed us the fees set forth below, including expenses, in connection with services rendered by that firm to us.

	Year Ended December 31,	
	2010	2011
Audit fees	$1,486,000	$3,525,992
Audit-related fees	—	—
Tax fees	—	—
All other fees	440,850	624,700
Total	$1,926,850	$4,150,692

Audit fees include fees for services rendered for the audit of our annual financial statements and the reviews of the interim financial statements included in quarterly reports. Audit fees also include fees associated with rendering an opinion on our management report on internal control over financial reporting as of December 31, 2011 in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. This category also includes fees for review of documents filed with the SEC. Additionally, Audit fees include services rendered for the audit of ITC^DeltaCom, Inc.'s annual financial statements.

All other fees primarily included performing services related to our offering of $300 million of 8.875% Senior Notes in 2011 and performing financial due diligence in connection with our acquisitions of ITC^DeltaCom, One Communications and other business transactions considered in 2010.

The Audit Committee of the Board of Directors has considered whether the provision of services described above under "Audit-related fees" and "Other fees" is compatible with maintaining the independence of Ernst & Young LLP, and has concluded that it is compatible.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is that all audit and non-audit services provided by its independent registered public accounting firm shall either be approved before the independent registered public accounting firm is engaged for the particular services or shall be rendered pursuant to pre-approval procedures established by the Audit Committee. These services may include audit services and permissible audit-related services, tax services and other services. Pre-approval spending limits for audit services are established on an annual basis, detailed as to the particular service or category of services to be performed and implemented by our financial officers. Pre-approval spending limits for permissible non-audit services are established on a quarterly basis, detailed as to the particular service or category of services to be performed and implemented by our financial officers. Any audit or non-audit service fees that may be incurred by us during a quarter that fall outside the limits pre-approved by the Audit Committee for a particular service or category of services must be reviewed and approved by the Chairperson of the Audit Committee prior to the performance of services. On a quarterly basis, the Audit Committee reviews and itemizes all fees paid to its independent registered public accounting firm in the prior quarter (including fees approved by the Chairperson of the Audit Committee between regularly scheduled meetings and fees approved by our financial officers pursuant to the pre-approval policies described above) and further reviews and itemizes all fees expected to be paid in the upcoming quarter. The Audit Committee may revise its pre-approval spending limits and policies at any time. None of the fees paid to the independent registered public accounting firm were approved by the Audit Committee after the services were rendered pursuant to the "*de minimis*" exception established by the SEC for the provision of non-audit services.

THE AUDIT COMMITTEE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2012.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required but is being presented as a matter of good corporate practice. Notwithstanding stockholder ratification of the appointment of the independent registered public accounting firm, the Audit Committee, in its discretion, may direct the appointment of a new independent registered public accounting firm if the Audit Committee believes that such a change would be in our best interests and the best interests of our stockholders. If the stockholders do not ratify the appointment, the Audit Committee will reconsider the appointment.

OTHER MATTERS

The Board of Directors knows of no other matters to be brought before the 2012 Annual Meeting of Stockholders. However, if any other matters are properly brought before the 2012 Annual Meeting of Stockholders, the persons appointed in the accompanying proxy intend to vote the shares represented thereby in accordance with their best judgment.

SOLICITATION OF PROXIES

The cost of the solicitation of proxies on behalf of EarthLink will be borne by us. In addition, our directors, officers and other employees may, without additional compensation except reimbursement for actual expenses, solicit proxies by mail, in person or by telecommunication. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials to, and obtaining instructions relating to such materials from, beneficial owners.

STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

In order for proposals of stockholders to be considered for inclusion in the proxy materials for the 2013 Annual Meeting of Stockholders pursuant to Rule 14a-8 under the Exchange Act, such proposals must be received by us at our executive offices at 1375 Peachtree Street, Atlanta, GA 30309, Attention: Corporate Secretary, on or prior to November 20, 2012.

Stockholders may bring other business before the annual meeting only in accordance with the provisions of our Amended and Restated Bylaws, which require, among other things, that notice be given to us no later than 90 days prior to the meeting. The 2013 Annual Meeting of Stockholders is scheduled for May 7, 2013. Management may use its discretionary authority to vote against any such proposals. For information regarding the requirement for submitting recommendations for director nominees, see "Corporate Governance Matters—Identifying and Evaluating Nominees" on pages 8-9 of this Proxy Statement.

ANNUAL REPORT ON FORM 10-K

We will provide without charge to each stockholder, on the written request of any such person, a copy of our Annual Report on Form 10-K for the year ended December 31, 2011, including the financial statements. Requests should be directed to EarthLink, Inc., 1375 Peachtree Street, Atlanta, Georgia 30309, Attention: Vice President—Investor Relations. Our Annual Report on Form 10-K also may be accessed through our website at *www.earthlink.net*. A list of exhibits to the Annual Report on Form 10-K will be included in the copy of the Annual Report on Form 10-K. Any of the exhibits may be obtained at the SEC's website, *www.sec.gov*, or by written request to the Vice President—Investor Relations.

BENEFICIAL OWNERS

Unless we have received contrary instructions, we may send a single copy of our proxy materials to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as "householding," reduces the volume of duplicate information received at your household and helps to reduce our expenses.

If you would like to receive your own set of our annual disclosure documents this year or in future years, follow the instructions described below. Similarly, if you share an address with another stockholder and together both of you would like to receive only a single set of our annual disclosure documents, follow these instructions.

If your shares are registered in your own name, please contact us at our executive offices at 1375 Peachtree Street, Atlanta, Georgia 30309, Attention: Vice President—Investor Relations, to inform us of your request. If a bank, broker or other nominee holds your shares, please contact your bank, broker or other nominee directly.

By order of the Board of Directors,

Rolla P. Huff
Chairman of the Board and Chief Executive Officer

Atlanta, Georgia
March 20, 2012

2011 Annual Report to Stockholders

EarthLink

Dear Fellow EarthLink Shareholders:

Since EarthLink was founded in 1994, our company's mission has been to securely connect people to the power of the web. In the five years that I have been CEO of this company, we have reshaped our business model and evolved our strategy to capitalize on the rapidly growing need for business customers all over the country to securely connect to and capitalize on emerging cloud technology by virtualizing their business models and variabilizing their cost structures.

We believe this opportunity puts EarthLink squarely on a path towards long-term strategic relevance and profitable growth. While we continue to pride ourselves on operational excellence and financial discipline, we are leveraging our recently-acquired capabilities to re-emerge as a company that can profitably grow in the triple-digit billion-dollar IT services market.

In the fourth quarter of 2010 and during the course of 2011, we made a series of strategic acquisitions that provided EarthLink with the critical assets, revenue scale and competencies to execute on our transformation. Today, EarthLink is a leading IT services and solutions provider. With our approximately 29,000 mile fiber network, nationwide MPLS private network, our distributed cloud footprint, four enterprise-class data centers and suite of IT services, EarthLink is a trusted partner for business customers and IT professionals, providing secure customized solutions.

We believe that the mid-size business segment is an underserved market and presents a tremendous opportunity for EarthLink. For the most part, these companies are dealing with understaffed IT organizations that struggle to keep pace with the fast-moving technology advancements required to remain competitive. Across all industries, most mid-size companies lack the personnel and financial resources to manage on their own the increasing complexity of moving their business models to e-commerce and the web.

Our virtualization, cloud computing and managed IT services are vital to helping customers utilize technology to achieve strategic business objectives and ensure IT security and compliance. In virtualizing their business models, we also allow businesses to variabilize their cost structure, providing our customers another competitive advantage.

EarthLink has more than 150,000 business customer relationships today, including nearly 3,000 IT deployments across the retail, financial, healthcare and government vertical industries. We are one of the few VMware vCloud enterprise service provider partners, meaning our cloud services are built on proven and fully compatible technologies upon which enterprises can depend. We also have a Security Operations Center staffed by a team of IT security engineers who offer a robust set of security assessments and audits to address customers growing concerns over data security.

EarthLink's solutions bring together managed IT services and ubiquitous IP connectivity, and we believe this combination provides a true competitive advantage. Our ubiquitous network footprint differentiates EarthLink from regional providers. EarthLink now has four data centers on our fiber network, allowing us to expand our ability to deliver a suite of cloud services. These are fault tolerant, high availability, enterprise-class data centers that allow us to provide uptime guarantees that are so important to customers.

Having our data center footprint integrated with our ubiquitous MPLS platform and high capacity national backbone allows us to offer a broad range of network and cloud-based security services, application services and virtualization services. We also provide tiered network support and monitoring, remote technical management and support across a wide range of networking and operating system platforms, all within our fully redundant data centers.

As our company has progressed through this transformation to an IT services provider, we have discovered a tremendous amount of value and equity in the EarthLink brand. EarthLink is a name that businesspeople have trusted for many years. EarthLink comes to the table as a recognized brand that can simplify the complex for companies, especially in the mid-market where trust in their provider is critical to customers.

The people of EarthLink have invested an enormous amount of effort into both—and simultaneously—integrating and transforming our company. We have made significant progress over the past year in combining companies, developing new products and bringing them to market.

Through this transformation, EarthLink has retained our strong balance sheet and meaningful cash flow. Our capital structure is solid and our leverage ratios remain comparatively low. We have been both patient and opportunistic over the past five years and believe that has resulted in establishing EarthLink as a company that can compete in the future and provide our shareholders meaningful upside potential.

EarthLink is no longer a company grounded in old technology or a declining business model. We have re-emerged as a company aspiring to participate in the exponentially growing need for businesses to securely leveraging the power of the cloud.

As a fellow shareholder, thank you again for your ongoing support of our strategy and your continued confidence in our company.

Rolla P. Huff
Chairman and Chief Executive Officer
EarthLink, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-15605

EARTHLINK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**58-2511877**
(State of incorporation)	(I.R.S. Employer Identification No.)

1375 Peachtree St., Atlanta, Georgia 30309
(Address of principal executive offices, including zip code)

(404) 815-0770
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the of the Exchange Act (Check One):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's outstanding common stock held by non-affiliates of the registrant on June 30, 2011 was $819.9 million. As of January 31, 2012, 106,219,847 shares of common stock were outstanding.

Portions of the Proxy Statement to be filed with the Securities and Exchange Commission and to be used in connection with the Annual Meeting of Stockholders to be held on May 1, 2012 are incorporated by reference in Part III of this Form 10-K.

EARTHLINK, INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2011

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this report. EarthLink, Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although EarthLink, Inc. believes that its expectations are based on reasonable assumptions, it can give no assurance that its targets and goals will be achieved. Important factors that could cause actual results to differ from estimates or projections contained in the forward-looking statements are described under "Risk Factors" in Item 1A of Part I and under "Safe Harbor Statement" in Item 7 of Part II.

PART I

Item 1. Business.

Overview

EarthLink, Inc. ("EarthLink" or the "Company"), together with its consolidated subsidiaries, is a leading network, communications and IT services provider to business and residential customers in the United States. We operate two reportable segments, Business Services and Consumer Services. Our Business Services segment provides a broad range of data, voice, managed IT and equipment services to business customers. Our Consumer Services segment provides nationwide Internet access and related value-added services to residential customers. We operate an extensive network including approximately 28,800 route miles of fiber, 90 metro fiber rings and four enterprise-class data centers and provide IP access services to customers across more than 90 percent of the United States.

We were incorporated in 1999 as a Delaware corporation and EarthLink, Inc. was formed in February 2000 as a result of the merger of EarthLink Network, Inc. and MindSpring Enterprises, Inc. Our corporate offices are located at 1375 Peachtree St., Atlanta, Georgia 30309, and our telephone number at that location is (404) 815-0770. Our website address is www.earthlink.net.

Highlights

Acquisitions. During late 2010 and early 2011, we entered into two transactions that transformed our business from being primarily an Internet services provider ("ISP") to residential customers into a network and communications provider for business customers. In December 2010, we completed the acquisition of ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern U.S. In April 2011, we completed the acquisition of One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the Northeast, Mid-Atlantic and Upper Midwest. Through these acquisitions we acquired a substantial network infrastructure, which enabled us to broaden our range of products and services in our Business Services segment. We now offer a robust suite of business services, including data and voice, and have more scale in the markets we serve. During 2011, we rebranded our retail Business Services as EarthLink Business™ and our wholesale Business Services as EarthLink Carrier.

During 2011, we also entered into other strategic transactions in order to complement our business services and expand our managed services portfolio. In March 2011, we acquired Saturn Telecommunication Services Inc. and affiliates ("STS Telecom"), a privately-held company that operates a sophisticated Voice-over-Internet Protocol ("VoIP") platform that we have leveraged on a nationwide basis as part of our Business Services offerings. In May 2011, we acquired Logical Solutions.net, Inc. ("Logical Solutions"), a privately-held company that provides a suite of cloud computing and hosted network and security services. In July 2011, we acquired Business Vitals, LLC., a privately-held company that provides national managed IT security and professional services. In September 2011, we acquired the xDefenders assets of Synergy Global Solutions, Inc., a managed IT security provider. In December 2011, we acquired an IT Solutions Center and application service from Synergy Global Solutions, Inc. We believe these transactions will further establish EarthLink as a leading network, communications and IT services provider.

Debt securities and credit facility. In May 2011, we issued $300.0 million aggregate principal amount of 8⅞% senior notes due 2019. We also entered into a $150.0 million senior secured revolving credit facility. No amounts were outstanding under the senior secured revolving credit facility as of December 31, 2011. In November 2011, we redeemed or repurchased all of our outstanding $255.8 million convertible senior notes due November 15, 2026. The new debt securities and credit facility were entered into in anticipation of the redemption of our convertible senior notes and opportunities to grow our business, including potential future strategic transactions.

Results of operations. We generated revenues of $1.3 billion during the year ended December 31, 2011, an increase from $0.6 billion during the year ended December 31, 2010, primarily due to the inclusion of revenues from our acquired businesses. Net income was $34.6 million during the year ended December 31, 2011, a decrease from $81.5 million during the year ended December 31, 2010, and Adjusted EBITDA (a non-GAAP measure, see Non-GAAP Financial Measures in "Management's Discussion and Analysis" in Item 7 of Part II) was $330.7 million during the year ended December 31, 2011, an increase from $219.1 million during the year ended December 31, 2010. The increase in Adjusted EBITDA was primarily due to inclusion of Adjusted EBITDA generated from our acquired businesses. The decrease in net income was primarily due to depreciation and amortization expense resulting from property and equipment and intangible assets obtained in our acquisitions and an increase in interest expense resulting from acquired and new debt securities.

Business Strategy

Since December 2010, we have significantly expanded our business and revenues through acquisitions, including two large integrated communication services providers and several new product and service capabilities. In December 2011, we launched a nationwide suite of business voice, data and Internet solutions. In addition to leveraging our regional fiber network and nationwide network reach to provide a broad range of communications services, we are deploying a wide array of cloud, managed security and IT support services. Our strategy for growth is for EarthLink to serve as an IT services company for businesses with IT and network security needs. We want our business to be more than a traditional telecommunications company. We believe we are positioning EarthLink to be a trusted managed communications and IT services partner. The key elements of our business strategy are as follows:

Offer a complete package of managed communications and IT services. We provide a nationwide suite of business voice, data and Internet solutions using a blend of access technologies to meet our customer's specific needs. We recently expanded our IT services capabilities, including hosted VoIP, virtual computing and managed IT and cloud security. We are focused on continuing to broaden our suite of products and services to offer a complete package of network connectivity and IT services and to design and implement solutions to address the evolving business and infrastructure needs of our customers.

Add new customer relationships. We are focused on adding new customers through new and existing channels, leveraging distribution channels and positioning our business to take advantage of important trends in the markets for our products and services. We believe we have a unique, comprehensive solution to offer business customers. We are upgrading and evolving our go to market strategy. This includes investment to improve the quality of our sales force, investment in alternative sales motions, both inside sales and through partner relationships, and investment in the EarthLink brand. We recently restructured our sales and account management around customer size and complexity. We believe this model aligns our customer facing organizations around customer needs, complexity and spend, and provides more geographic presence.

Leverage our existing customer relationships. We are focused on leveraging our existing customer relationships, favorable brand image and experience in providing IP communication and managed services, in order to profitably grow our business services revenue. We believe that upselling our new suite of products and services to existing customers is an important opportunity for revenue growth and customer retention. This includes selling managed security and IT services to our existing network connectivity customers, as well as selling network connectively to existing managed security and IT services customers. In addition, certain of our business service revenues have been declining due to competitive pressures in the industry, and we expect revenues from certain aspects of these businesses to continue to decline. We are focused on managing this decline by executing on opportunities to leverage these customer relationships by proposing our new technology platform.

Provide a superior customer experience. We are committed to providing high-quality customer service and continuing to monitor customer satisfaction in all facets of our business. We believe focusing on the customer relationship increases loyalty and reduces churn. We believe that our customizable communications portfolio, blend of access technologies for connectivity and new portfolio of cloud, managed security and IT services are key differentiators that can help us build long-term customer relationships. With our recently launched nationwide service, we also launched myLink™, a new, secure customer portal, which provides customers with a centralized tool for 24/7 self-service applications, reporting and management features. We are focused on creating a customer-focused organization that will provide a consistent nationwide approach to offering and supporting EarthLink products and services.

Successfully integrate acquisitions. We are focused on successfully integrating our acquisitions in order to realize synergies and cost benefits and increase the scale and scope of our product offerings. This includes the integration of operating support systems, networks, sales forces, marketing channels, product offerings and personnel. To date, we have consolidated and integrated network operations centers, sales platforms and certain billing platforms, as well as launched a nationwide product portfolio. We are currently involved in the integration of additional billing platforms, financial systems and other operating support systems. We believe that our competitive positioning with current and existing customers will be strengthened by our ability to continue to successfully integrate recent and other potential acquisitions, especially integrating our new IT services capabilities.

Selectively pursue potential strategic acquisitions. In addition to our recent acquisitions, we will continue to selectively evaluate and consider other potential strategic transactions that we believe will complement and grow our business. Our acquisition strategy may include investments or acquisitions of new product and services capabilities, data centers, network assets or business customers to achieve greater national scale.

Challenges and Risks

The primary challenges we face in executing our business strategy are successfully transitioning from a traditional communications provider to a managed IT services provider, providing products and services that meet changing customer needs on a timely and cost effective basis, responding to competitive and economic pressures, managing the rate of decline in certain revenue streams, successfully integrating our acquisitions to achieve expected synergies and cost savings, implementing operating efficiencies and adapting to regulatory changes and initiatives. Our future success for growth depends on the timing and market acceptance of our new products and services, our ability to market our services in a cost-effective manner to new customers, our ability to differentiate our services from those of our competitors, our ability to maintain and expand our sales to existing customers, our ability to strengthen awareness of our brand, our ability to ensure effective training and product knowledge of our sales force and the reliability and quality of our services. The factors we believe are instrumental to the achievement of our business strategy may be subject to competitive, regulatory and other events and circumstances that are beyond our control. For a complete list of all risks and uncertainties inherent in our business, please refer to the detailed cautionary statements and risk factors included under "Risk Factors" in Item 1A of Part I and under "Safe Harbor Statement" in Item 7 of Part II.

Business Services Segment

Our Business Services segment provides a broad range of data, voice, managed IT and equipment services to businesses, enterprise organizations and communications carriers. We provide our services to retail customers and to wholesale customers. Our retail customers range from large enterprises with many locations, to small and medium-sized multi-site businesses, to business customers with one site. Our wholesale customers consist primarily of telecommunications carriers and network resellers. We derived approximately 71% of our revenues during the year ended December 31, 2011 from our Business Services segment, up from 26% during the year ended December 31, 2010. We expect this percentage to increase as we seek to grow our Business Services segment revenue and as our Consumer Segment revenues continue to decline. Revenues primarily consist of monthly recurring fees, installation fees, termination fees, usage fees and equipment sales.

Services

Data Services

We offer a broad range of data and Internet services to business customers, including high-speed Internet access, dedicated Internet access and MultiProtocol Label Switching ("MPLS") services. We offer a full range of access types, including DSL, T-1 and DS3 lines, Ethernet and wireless broadband, at speeds ranging from 1.5Mbps to over 100Mbps. All connectivity is provided over our facilities-based nationwide network and is monitored 24/7 to keep customer information secure. Our high-speed services also includes enhanced features such as online faxing, email, POP services, web hosting, firewall and Virtual Private Networks ("VPN"), among others.

Voice Services

We offer a broad range of voice services to business customers, including local, domestic and international switched access, dedicated long distance services, hosted IP private branch exchange ("PBX") solutions and access trunks for customers that own and operate switching equipment on their own premises. We offer a full range of access types, including traditional voice lines, T1 and Ethernet. We also provide enhanced services to our customers by offering a number of calling features.

We also provide mobile data and voice services using the networks of nationwide wireless services providers. Our mobile services provide nationwide mobile access to voice, e-mail, text and Internet connectivity. Our customers can select cell phones and personal digital assistants, or PDAs, from leading manufacturers and use our hosted e-mail exchange services to integrate office-based e-mail, calendar and contacts programs with the mobile devices.

Managed IT Services

We offer cloud, managed security and IT support services. Our enterprise-class data centers are all on-net and linked. We also provide consulting services for security of network and hosting environments, virtualization and disaster recovery, among others. We have the following managed IT services capabilities:

- *Cloud services.* We provide cloud hosting and dedicated server services to customers using servers located in our data center facilities. With our network of data centers we can ensure the availability of specific data or a customer's entire infrastructure. One key offering from our virtualization services portfolio is our VMware vCloud Powered Cloud services for disaster recovery and hosted server environments. This service is highly scalable and offered on a managed or unmanaged basis.

- *Managed security services.* We provide 24/7 monitoring and management of security appliances, software and network-based controls, and incident response. Our managed security services include network and cloud security, endpoint and device security, compliance and enhanced monitoring and business continuity and disaster recovery. We provide virtualized security services using industry-standard virtualization technology in our data centers to reduce the need for our clients to pay for dedicated security equipment.
- *IT support services.* We provide 24/7 IT support services. Our IT solution center has a help desk and remote care platform, with more than support specialists and engineers.

Wholesale Services

We provide voice and data services to other communications carriers and to larger-scale providers of network capacity. Revenues from these services are generated from sales to other communications companies, including incumbent local exchange carriers ("ILECs"), competitive local exchange carriers ("CLECs"), wireless service providers, cable companies, ISPs and others. We offer broadband transport services, including private line services, Ethernet private line services and wavelength services, that allow other communications providers to transport the traffic of their end-user or wholesale customers across our local and intercity network; local communications services to ISPs and local dial tone communications services to service providers; nationwide live and automated operator and directory assistance services; and dedicated Internet access services through our IP network and our direct connectivity to the IP networks of ISPs.

Other Services

Equipment. We sell, install and perform on-site maintenance of customer premise equipment, such as telephones and PBX, in all of the markets in which we offer communications services.

Web hosting. We also lease server space and provide web hosting services that enable customers to build and maintain an effective online presence. Features include domain names, storage, mailboxes, software tools to build websites, e-commerce applications and 24/7 customer support. Revenues primarily consist of fees charged to customers for web hosting packages and domain registration fees.

Sales and Distribution

During 2011, we integrated the sales organizations of our acquired companies, including ITC^DeltaCom, One Communications and STS Telecom, with our existing Business Services sales organization, which included New Edge Networks, Inc. ("New Edge"). Our current marketing strategy is to create brand awareness for our new nationwide suite of services, including our new portfolio of cloud, managed security and IT support services. During 2011, we also restructured our sales and account management around customer size and complexity. Our Premier Services Group focuses on accounts and prospects that represent less than $10,000 per month in recurring revenue and our Advanced Services Group focuses on accounts with over $10,000 per month in recurring revenue opportunity. We believe this model aligns our customer facing organizations around customer needs, complexity and spend, and provides more geographic presence of management allowing for better and quicker decision making.

We market our retail Business Services through direct sales channels and independent sales channels. Our direct sales force is composed of sales personnel and technical consultants. We supplement our direct sales force with our independent channel partners, who leverage their business relationships with the customer and act as sales agents for us. The channel partners include value-added resellers, local area network consultants and other telecommunications and IT consultants to businesses. Our authorized dealers and agents receive commissions based on services sold, usage volume and customer retention.

We market our wholesale Business Services through a dedicated direct sales force. We generally enter into master service agreements with our wholesale services customers that have terms ranging from one to five years.

Customer Service and Retention

We believe that our customizable communications portfolio, blend of access technologies for connectivity and new portfolio of cloud and managed IT services are key differentiators that can help us build long-term customer relationships. We believe that offering a bundled package of communications and IT services to our business customers increases retention rates and limits customer churn. Additionally, with our revised sales structure, we have more distinct sales and support roles that we believe will improve customer retention. With our recently launched nationwide service, we also launched myLink™, a new, secure customer portal, which provides customers with a centralized tool for self-service applications, reporting and management features 24/7. We are also seeking to improve customer response times through internal training programs and integrated billing, support and sales systems. We reinforce our strategy through compensation programs that reward our sales and account management staff based on customer retention and revenue growth.

Network Infrastructure

We provide our communications services primarily through a nationwide MPLS network, a fiber optic network and switching and colocation facilities. We have four enterprise-class data centers on our fiber network. We have integrated our data center footprint with our MPLS connectivity platform and high capacity national backbone, allowing us to expand our ability to deliver a suite of cloud services to the market.

Nationwide MPLS Network. Our nationwide MPLS network is comprised of a mix of ATM and IP switches in locations across the U.S. We lease network access facilities from other providers in order to connect customers to our services. We have interconnection agreements with all major local exchange carriers to lease unbundled network elements, as well as commercial services agreements with national communications companies, CLECs, and cable and wireless service providers to provide last mile access to our customers and connectivity onto our network.

Fiber Optic Network. As of December 31, 2011, our advanced fiber optic network consisted of 28,804 route miles (including 3,945 marketed and managed route miles) covering 25 states and 90 metro fiber rings. The network was built or acquired through direct construction and long-term dark fiber leases or indefeasible rights-of-use agreements.

Switching and Colocation Facilities. The network design, together with interconnection agreements with the incumbent local telephone companies, such as AT&T and Verizon, enables us to be a provider of local and long distance telephone services nationwide. Switches are the primary electronic components that connect customers to our network and transmit data and voice communications over our network. All of our switches are capable of handling both data and local and long distance voice traffic.

We have colocated communications equipment within the central offices of ILECs in various markets in the United States. Colocation enables us to provide remote facilities-based local and long distance services in markets where we do not have switches, by using our switches in other locations as hosts. To provide these remote services, we use our fiber optic network and leased facilities to connect our remote equipment to our switches when it is economically and operationally advantageous for us to do so. Colocation also provides us efficient access to last mile facilities to connect to customers.

Backbone. Our network backbone enables us to offer high-quality wavelength, Ethernet, SONET, Internet access and virtual private networking services. The packet-switching portion of our network backbone is based upon Internet Protocol, which is a broadly deployed standards-based protocol that allows for the exchange of data between computer networks. The network infrastructure is built on our Wavelength Division Multiplexing, or WDM, platform and core routers.

Competition

The communications industry is highly competitive, and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, an evolving regulatory environment and the emergence of new technologies. We compete directly or indirectly with ILECs, such as AT&T, CenturyLink, Inc. and Verizon Communications Inc.; CLECs, such as Level 3 Communications Inc., MegaPath, Inc., Windstream Corporation and XO Holdings Inc.; interexchange carriers, such as Sprint Nextel Corporation; wireless and satellite service providers; cable service providers/multiple system operators (MSOs), such as Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable; and stand-alone VoIP providers. We experience significant pricing and product competition from AT&T and other incumbents that are the dominant providers of telecommunications services in our markets. We have reduced, and may be required to further reduce, some or all of the prices we charge for our retail local, long distance and data services.

The managed IT services industry is also highly competitive. These markets are fragmented and evolving. Competitors range in size from small, local independent firms to very large telecommunications companies, hardware manufacturers and system integrators. We compete directly or indirectly with telecommunications companies such as AT&T, Verizon Communications Inc. and Level 3 Communications Inc.; system integrators such as IBM, Hewlett-Packard, Accenture and CSC; managed hosting and cloud providers such as Equinix, Inc., Internap Network Services Corporation, Rackspace Hosting, Inc., Terremark Worldwide, Inc. and Web.com Group, Inc.; and managed security companies such as Perimeter eSecurity and Secure Works.

Competition could adversely impact us in several ways, including (i) the loss of customers and resulting revenue, (ii) the possibility of customers reducing their usage of our services or shifting to less profitable services, (iii) reduced traffic on our networks, (iv) our need to expend substantial time or money on new capital improvement projects, (v) our need to lower prices or increase marketing expenses to remain competitive, and (vi) our inability to diversify by successfully offering new products or services.

We believe the primary competitive factors in the communications and managed services industries include price, availability, reliability of service, network security, variety of service offerings, quality of service and reputation of the service provider. While we believe our business services compete favorably based on some of these factors, we are at a competitive disadvantage with respect to certain of our competitors. Many of our current and potential competitors have greater market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours; own larger and more diverse networks; are subject to less regulation; or have substantially stronger brand names. In addition, industry consolidation has resulted in larger competitors that have greater economies of scale. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, to increase prices that we pay for wholesale inputs to our services and to devote greater resources to the marketing and sale of their products and services.

Consumer Services Segment

Our Consumer Services segment provides nationwide Internet access and related value-added services to individual customers. We derived approximately 29% of our revenues during the year ended December 31, 2011 from our Consumer Services segment, down from 74% of our revenues during the year ended December 31, 2010. The decrease was primarily due to revenue generated from our acquisitions, which are included in our Business Services segment. We expect this percentage to decrease as we seek to grow our Business Services segment revenue and as the market for consumer Internet access continues to mature.

Services

Broadband Access. We offer high-speed, or broadband, access that provides customers a high speed Internet connection and a wide variety of content and features, including email, a customizable start page, antivirus and firewall protection, and technical and customer support. We provide high-speed access services primarily via cable, and to a lesser extent via DSL, and offer different speeds of service. Availability for these services depends on the cable or telephone service provider. We also provide Internet-based phone service that enables customers to make and receive phone calls with a telephone in any location where our broadband Internet access is available, and provide a high-speed Internet access and home phone service bundle using the last mile of traditional telephone copper wiring in 12 markets in the U.S. However, we do not currently market either of these IP-based phone services. Broadband access revenues primarily consist of fees charged for high-speed access services.

Narrowband Access. We offer dial-up, or narrowband, access that provides customers with Internet access and a wide variety of content and features, including email, a customizable start page, antivirus and firewall protection, acceleration tools and technical and customer support. We also offer value-priced dial-up access through our PeoplePC™ Online offering that provides customers with Internet access at comparatively lower prices. Narrowband access revenues primarily consist of fees charged to customers for dial-up Internet access.

Value-Added Services. We offer ancillary services sold as add-on features to our Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting, among others. We offer free and fee-based value-added services to both subscribers and non-subscribers. We also generate advertising revenues by leveraging the value of our customer base and user traffic; through paid placements for searches, powered by the Google™ search engine; from fees generated through revenue sharing arrangements with online partners whose products and services can be accessed through our web properties; from commissions received from partners for the sale of partners' services to our subscribers; and from sales of advertising on our various web properties.

Sales and Distribution

In response to changes in our business and industry, we engage in limited sales and marketing for our Consumer Segment services. Our marketing efforts are currently focused on retaining customers and adding customers through alliances and partnerships that generate an acceptable rate of return. We offer our products and services primarily through direct customer contact through our call centers, search engine marketing, affinity marketing partners, resellers and marketing alliances such as our relationship with Time Warner Cable.

Customer Service and Retention

We believe that quality customer service and technical support increase customer satisfaction, which reduces churn. We also believe that satisfied and more tenured customers provide cost benefits, including reduced contact center support costs and reduced bad debt expense. We provide award-winning customer service, invest in loyalty and retention efforts and continually monitor customer satisfaction for our services. Our customer support is available by chat and phone as well as through help sites and Internet guide files on our web sites. We have been recognized historically by customer service and marketing organizations for ranking high in customer satisfaction for our dial-up and high-speed Internet services.

Network Infrastructure

We provide subscribers with Internet access primarily through third-party network service providers. Our principal provider for narrowband services is Level 3 Communications, Inc. ("Level 3"). Our agreement with Level 3 expires in December 2012. We are currently in contract negotiations to extend the term through December 2013. We also have agreements with certain regional and local narrowband providers.

We have agreements with Time Warner Cable that allow us to provide broadband services over Time Warner Cable's and Bright House Networks' cable network in substantially all their markets and with Comcast that allow us to provide broadband services over Comcast's cable network in certain Comcast markets. We have agreements with AT&T, CenturyLink (formerly Qwest Communications Corporation) and Megapath (formerly Covad Communications Company) that allow us to provide DSL services. We also use Verizon Internet Services, Inc. to provide DSL services and are currently in negotiation to renew contract, which expired in March 2011. We rely on Megapath's line-powered voice access to provide our VoIP bundle home phone service. The following summarizes the contract expiration dates for our largest providers of broadband access:

Broadband Network Provider	Contract Expiration
CenturyLink	November 2012
Comcast Corporation	December 2012
Megapath	December 2012
AT&T Corp.	February 2013
Time Warner Cable	November 2013

We maintain a leased backbone consisting of a networked loop of connections between multiple cities and our technology centers. We maintain data centers to provide service availability and connectivity.

Competition

We operate in the Internet access industry, which is extremely competitive. We compete directly or indirectly with national communications companies and local exchange carriers, such as AT&T, CenturyLink, Verizon and Windstream; cable companies providing broadband access, including Charter Communications, Inc., Comcast, Cox Communications, Inc. and Time Warner Cable; local and regional ISPs; established online services companies, such as AOL and the Microsoft Network; free or value-priced ISPs, such as United Online, Inc. which provides service under the brands Juno and NetZero; wireless Internet service providers; content companies and email providers, such as Google and Yahoo!; and satellite and fixed wireless service providers. Competitors for our consumer VoIP services also include companies that offer VoIP services as their primary business, such as Vonage, and competitors for our advertising services also include content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites and various other companies that facilitate Internet advertising. Competition in the market for Internet access services is likely to continue to increase. Competition could adversely impact us in several ways, including: decrease pricing of our services; increase churn of our existing customers; increase operating costs; or decrease the number of subscribers we are able to add.

We believe the primary competitive factors in the Internet access industry are price, speed, features, coverage area and quality of service. While we believe our Internet access services compete favorably based on some of these factors when compared to some Internet access providers, we are at a competitive disadvantage relative to some or all of these factors with respect to other of our competitors. Current and potential competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Our dial-up Internet access services do not compete favorably with broadband services with respect to speed, and dial-up Internet access services no longer have a significant, if any, price advantage over certain broadband services. Most of the largest providers of broadband services, such as cable and telecommunications companies, control their own networks and offer a wider variety of services than we offer, including voice, data and video services. Their ability to bundle services and to offer broadband services at prices below the price that we can profitably offer comparable services puts us at a competitive disadvantage. In addition, our only significant access to offer broadband services over cable is through our agreement with Time Warner. Telecommunications companies are also marketing their broadband services over fiber, which provides higher speeds than DSL at very competitive prices. We do not have a resale or wholesale agreements for these fiber solutions, which puts us at a competitive disadvantage.

We experience pricing pressures for certain of our consumer access services, particularly our consumer broadband services, due to competition, volume-based pricing and other factors. Some providers, including AT&T, have reduced and may continue to reduce the retail price of their Internet access services to maintain or increase their market share, which could cause us to reduce, or prevent us from raising, our prices. We may encounter further market pressures to: migrate existing customers to lower-priced service offerings; restructure service offerings to offer more value; reduce prices; and respond to particular short-term, market-specific situations, such as special introductory pricing or new product or service offerings. Any of the above could adversely affect our revenues and profitability.

Regulatory Environment

Our services are subject to varying degrees of federal, state and local regulation and, in light of our recent acquisitions and the growth of our Business Services segment, will be more affected by regulation than in the past. Federal, state and local regulations governing our services are the subject of ongoing judicial proceedings, rulemakings and legislative initiatives that could change the manner in which our industry operates and affect our business.

Overview

Through our wholly-owned subsidiaries, we hold numerous federal and state regulatory authorizations. The Federal Communications Commission ("FCC") exercises jurisdiction over telecommunications common carriers to the extent that they provide, originate or terminate interstate or international communications or as otherwise required by federal law. The FCC also establishes rules and has other authority over some issues related to local telephone competition. State regulatory commissions, commonly referred to as public utility commissions ("PUCs"), generally retain jurisdiction over telecommunications carriers to the extent that they provide, originate or terminate intrastate communications. PUCs also have authority to review and approve interconnection agreements between incumbent telephone carriers and competitive carriers such as us, and to conduct arbitration of disputes arising in the negotiation of such agreements. Local governments may require us to obtain licenses, permits or franchises to use the public rights-of-way necessary to install and operate our network. Our operations are also subject to various consumer, environmental, building, safety, health and other governmental laws and regulations.

The regulatory environment relating to our Business Services segment continues to evolve. Bills intended to amend the Communications Act of 1934, as amended by the Telecommunications Act of 1996 ("Communications Act") are introduced in Congress from time to time and their effect on us and the communications industry cannot always be predicted. Proposed legislation, if enacted, could have a significant effect on our business, particularly if the legislation impairs our ability to interconnect with incumbent carrier networks, lease portions of other carriers' networks or resell their services at reasonable prices, or lease elements of networks of the ILECs under acceptable rates, terms and conditions. We cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon us specifically. We are also subject to a variety of local regulations in each of the geographic markets in which we operate.

Federal Regulation

Several of our operating subsidiaries are classified as non-dominant carriers by the FCC and, as a result, the prices, terms and conditions of our interstate and international services are subject to relatively limited FCC regulation. Like all common carriers, we are subject to the general requirement that our charges, practices and classifications for communications services must be "just and reasonable," and that we refrain from engaging in any "unjust or unreasonable discrimination" with respect to our charges, practices or classifications. The FCC must grant its approval before any change in control of any carrier providing interstate or international services, or of any entity controlling such a carrier, and before the assignment of any authorizations held by such a carrier. We have the operating authority required by the FCC to conduct our long distance business as it is currently conducted. As a non-dominant carrier, we may install and operate additional facilities for the transmission of domestic interstate communications without prior FCC authorization, except to the extent that radio licenses are required. The following discussion summarizes some specific areas of federal regulation that directly or indirectly affect our business.

Local Competition. The Communications Act preempts state and local laws to the extent that they prevent competition in the provisioning of any telecommunications service. The Communications Act imposes a variety of duties on local carriers, including competitive carriers such as us, to promote competition in the provisioning of local telephone services. These duties include requirements for local carriers to:

- interconnect with other telecommunications carriers;
- establish compensation arrangements for the completion of telecommunications service calls originated by customers of other carriers on a reciprocal basis;
- permit the resale of their services;
- permit users to retain their telephone numbers when changing carriers; and
- provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

Incumbent carriers are subject to additional duties. These duties include obligations of incumbent carriers to:

- offer interconnection at any feasible point in their networks on a non-discriminatory basis;
- offer colocation of competitors' equipment at their premises on a non-discriminatory basis;
- make available some of their network facilities, features and capabilities, referred to as Unbundled Network Elements, or UNEs, on non-discriminatory, cost-based terms; and
- offer wholesale versions of their retail services for resale at discounted rates.

Collectively, these requirements recognize that local telephone service competition is dependent upon cost-based and non-discriminatory interconnection with, and use of, some elements of incumbent carrier networks and facilities under specified circumstances. Failure to achieve and maintain such arrangements could have a material adverse effect on our ability to provide competitive local telephone services.

Over the past decade, decisions of federal courts and the FCC have narrowed significantly the scope of the facilities that incumbent telephone companies must make available as UNEs to competitive carriers such as us at rates based on the Total Element Long Run Incremental Cost, or TELRIC, standard. Incumbent carriers must offer access to their copper loops and subloops, but must offer access to certain higher-capacity DS1 and DS3 transmission facilities only in wire center serving areas with relatively few business lines and colocated competitive carriers, as defined by detailed FCC regulations. In general, incumbent companies are not required to offer UNEs at TELRIC-based rates for fiber loops, DS1 and DS3 transmission facilities in relatively large wire centers or wire centers deemed to already be "competitive" based on FCC standards, optical speed transmission facilities or dark fiber. Further, incumbent companies no longer are required to provide local switching as a UNE, which means that we cannot rely on the Unbundled Network Element-Platform, or UNE-P, to provide local services to customers at TELRIC-based rates. In some circumstances, AT&T, Verizon and other incumbent carriers are making available some of these facilities and services, either as lightly regulated special access services or under unregulated "commercial agreements," at significantly higher rates.

Interconnection Agreements. Under the Communications Act, incumbent carriers are required to negotiate in good faith with competitive carriers such as us interconnection, colocation, reciprocal compensation for local traffic and access to UNEs. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to "adopt" in their entirety agreements reached between the incumbent carrier and another carrier during the initial term of that agreement.

An interconnection agreement typically has a term of three years, although the parties may mutually agree to extend or amend such agreements. We operate under interconnection agreements with AT&T, CenturyLink, Fairpoint Communications, Frontier Communications, Verizon and Windstream. Our retail operating companies each maintain interconnection agreements with the incumbent in each state and for each service territory within which we purchase UNEs. We expect, but cannot assure, that each new interconnection agreement to which we are or will be a party will provide us with the ability to provide service in each respective state on a reasonable commercial basis. Many of our interconnection agreements provide either that a party is entitled to demand renegotiation of the entire agreement or particular provisions thereof based on intervening changes in law resulting from ongoing legal and regulatory activity, or as a result of an immediately effective change in law, in which case the agreement will be resolved pursuant to a dispute resolution process if the parties do not agree upon the impact of a change in law. The initial terms of many of our interconnection agreements with AT&T, Fairpoint and Verizon have expired; however, each of our expired agreements contains an "evergreen" provision that allows the agreement to continue in effect until terminated. In addition, new agreements could result in less favorable rates, terms and conditions than our prior agreements.

If we cannot negotiate new interconnection agreements or renew our existing interconnection agreements in each state on acceptable terms, we may invoke our ability to seek binding arbitration before state regulatory agencies. The arbitration process, which is conducted on a state-by-state basis, can be costly and time-consuming, and the results of arbitration may be unfavorable to us. If we are not able to renegotiate or enter into interconnection agreements on acceptable terms, or if we are subject to unfavorable arbitration decisions, our cost of doing business could increase and our ability to compete could be impeded. Moreover, our interconnection agreements and traffic exchange with companies other than ILECs (such as wireless and VoIP providers and other competitive carriers) are not subject to the statutory arbitration mechanism, making it potentially more difficult to reach any agreement on terms that we view as acceptable.

The mergers of BellSouth, SBC and AT&T and of MCI and Verizon have significantly affected the availability of acceptable interconnection agreements that competitive carriers such as us can adopt without incurring the expense of lengthy negotiation and arbitration with an incumbent carrier in each state. Before their respective mergers, AT&T and MCI dedicated significant internal and external resources to negotiate and arbitrate interconnection agreements that many competitive carriers adopted or used as model agreements. These resources and the resulting model agreements are no longer available as a result of consolidation among carriers, and it is likely that competitive carriers such as us will be required to invest more resources than in the past to secure acceptable interconnection agreements.

Internet Protocol-Enabled Services. The FCC has held that cable modem services offered by cable companies and broadband Internet services offered by ILECs should be classified as "information services" and not telecommunications services subject to regulation under Title II of the Communications Act. The FCC's policy has also been to classify narrowband Internet access services as "information services," which are not subject to traditional telecommunications services regulation, such as licensing or pricing regulation. Any change to these rules that would apply per-minute carrier access charges to dial-up Internet access traffic could significantly impact our costs for this service.

The current regulatory environment for VoIP services remains unclear, as the decision whether VoIP is an "information service" or "telecommunications service" is still pending. The FCC is considering clarifications and changes to the regulatory status of services and applications using IP, including VoIP offerings. The FCC has issued a series of rulings in connection with the regulatory treatment of interconnected VoIP service, but many of the rulings have been narrowly tailored and others have addressed only discrete issues. In March 2004, the FCC issued a notice of proposed rulemaking seeking comment on how it might categorize various types of IP-based services, for example, by distinguishing IP services that interconnect to the public switched telephone network, or PSTN, or classifying those that are used as a true substitute for traditional telephone service. Although the FCC has yet to reach a conclusion on many of the key issues presented in this proceeding, it has issued a series of orders holding that VoIP services that interconnect with the PSTN are to be subject to a number of regulatory requirements, including rules relating to Universal Service Fund ("USF") contributions, Customer Proprietary Network Information rules, the provisioning of network access to authorized law enforcement personnel, local number portability, E-911 and others. The FCC also held that state utility regulatory commissions may not impose pricing and entry regulations on "nomadic" interconnected VoIP services such as that offered by Vonage, concluding that Vonage's VoIP application, and others like it, are interstate services subject only to federal regulation. Reviewing courts have affirmed these FCC decisions. Broader questions on the regulatory status of VoIP remain to be resolved. We cannot predict how these matters will be resolved or the impact of these matters on companies with which we compete or interconnect.

In November 2011, the FCC adopted intercarrier compensation rules under which all traffic, including VoIP-PSTN traffic, ultimately will be subject to a bill-and-keep framework. Effective as of December 29, 2011, default rates for toll VoIP-PSTN traffic will be equal to interstate access rates applicable to non-VoIP traffic both in terms of rate level and rate structure; default rates for other VoIP-PSTN traffic will be reciprocal compensation rates. In addition, VoIP-PSTN traffic will be subject to the same phase-down of access rates as will be applied to traditional voice traffic, discussed further below. We expect these new rules to result in a loss of revenues and could potentially increase our volume of carrier disputes. In addition, because the new rules regarding payment obligations for VoIP traffic are prospective only and do not address any intercarrier compensation payment obligations for VoIP traffic for any prior periods, we cannot predict how existing disputes regarding treatment of this traffic for prior periods will be resolved. The FCC also issued a Further Notice of Proposed Rulemaking which asks for further input on many of the issues involved, including IP to IP interconnection. While the FCC states an "expectation that parties will negotiate in good faith" toward IP to IP interconnection agreements, questions are asked regarding under what legal framework these interconnection arrangements should proceed, which creates some potential uncertainty regarding whether these arrangements will be economic.

Intercarrier Compensation. The FCC regulates the access rates charged by local carriers to interexchange carriers for the origination and termination of long distance traffic. These access rates make up a significant portion of the cost of providing long distance service. The FCC has adopted policy changes that over time are reducing carriers' access rates. Under the FCC's November 2011 order, a uniform bill-and-keep framework for both intrastate and interstate access traffic will be the ultimate end state for all telecommunications traffic exchanged with a local exchange carrier. The reforms required by the FCC's new rules will be phased in over a multi-year transition. Specifically, effective December 29, 2011, the following rates were capped: (1) all interstate access rate elements and reciprocal compensation rates;

(2) for price cap carriers and CLECs operating in their areas, all intrastate access rates; and (3) for rate-of-return carriers and CLECs operating in their areas, terminating access rates only. In addition, competitive carriers must reduce their intrastate tariffed access charges by July 2013 to those no greater than the incumbent carriers with which they compete, as is currently required with CLEC's interstate access charges. From 2013 through 2018, further reductions in both intrastate and interstate access charges and reciprocal compensation rates are required, with an ultimate end state of bill-and-keep for all charges. These new rules significantly alter the manner in which all carriers, including carriers such as us that use different service platforms such as wireless and VoIP, are compensated for the origination and termination of telecommunications traffic and the rates that we pay for these services. We expect these new rules to result in a loss of revenues and could potentially increase our volume of carrier disputes. Also, it is possible that the new rules will be subject to appeals and requests for stay by numerous parties, further delaying implementation.

Special Access. Special access is a service offered by incumbent local telephone companies that consists of dedicated transmission facilities or private lines used by wireline and wireless telecommunications carriers, Internet-based service providers and large enterprise end-users. We rely on the purchase of special access services for "last mile" access to many of our customers' locations. As a result, the price of special access services must be available at rates that allow us to price our retail offerings to meet our gross margin expectations while remaining competitively priced in the retail market. Incremental increases in the prices of special access services will exert pressure on our gross margins. Since special access services are not subject to the unbundling requirements of the Communications Act, the prices for special access services have not been directly affected by the FCC's modification of network unbundling rules. To the extent, however, that the availability of UNE digital T1 lines may have served as a restraint on the prices charged for special access services, we could face increased prices for special access services given the limited alternative means of last mile access in some larger central offices resulting from application of the current unbundling rules.

In 1999, the FCC adopted rules that enable incumbent carriers to obtain pricing flexibility for their interstate special access services in various metropolitan areas depending on the level of competition present in an area. We purchase interstate special access services from incumbent carriers in many metropolitan areas where pricing flexibility has been granted. Depending on the degree of pricing flexibility for which the incumbent carrier qualifies in particular areas, the incumbent carrier may be entitled to impose contracts with minimum revenue commitments and bundles of purportedly discounted and non-discounted services that, in effect, enable the carrier to charge substantially greater prices for special access services in those areas, while making it more difficult for competitive carriers to offer substitute services. In some cases, the FCC has granted petitions by the incumbent carriers for forbearance from any regulation of some special access services.

As a result of the mergers of BellSouth, SBC and AT&T and of MCI and Verizon, the number of providers of competitive access services has diminished. The FCC and the Department of Justice placed conditions on the AT&T and Verizon mergers to constrain the ability of AT&T and Verizon to raise prices on their wholesale special access and equivalent retail services. These regulatory pricing constraints have now expired. AT&T and Verizon are free to realign charges for special access services with current commercial rates. Because a substantial portion of our services are generated through the use of special access lines purchased from AT&T and Verizon, a significant increase in the price for special access could substantially increase our cost of services.

The FCC currently is considering whether and how to reform its special access rules. We rely to a considerable extent on interstate special access services purchased from the incumbent carriers in order to connect to our customers. We cannot predict when the FCC will issue a decision regarding special access prices or how any such decision will affect our business. A significant increase in the price for special access could materially increase our cost of services. Additional pricing flexibility for special access services offered by the incumbent carriers could place us at a competitive disadvantage, both as a purchaser of access and as a vendor of access to other carriers or end-user customers.

Universal Service. The Communications Act and the FCC's rules provide for a federal USF, which is intended to subsidize communications services in rural and high-cost areas, services for low-income consumers, and services for schools, libraries and rural health care providers. Currently, the FCC assesses all telecommunications providers, including us, a percentage of interstate revenues received from retail customers. Providers are permitted to pass through a specified percentage of their USF contribution assessment to their customers in a manner consistent with FCC billing regulations.

In November 2008, the FCC proposed to base USF assessments on the number of telephone numbers that a telecommunications carrier actively provides to residential customers and a "connections-based" contribution methodology for business customers, rather than on a percentage of collected interstate revenues. The objective behind the proposal is to capture USF revenues from the expanding number of new service providers using different technologies to offer communications services. In February 2011, the FCC issued another notice of proposed rulemaking to consider whether to limit the number of recipients of USF proceeds in a specified geographic region and whether to select these recipients through a "reverse auction" process, in which the company willing to serve the region using the least amount of USF proceeds would be selected as the proceeds recipient. Separately, various states maintain, or are in the process of implementing, their own universal service programs, and the rules governing these state programs are also subject to changes. It is difficult to predict how those changes might affect the telecommunications industry or us.

In addition, in November 2011, the FCC expanded the USF to include broadband services as part of a "Connect America Fund." The new fund also includes a Mobility Fund, making mobile broadband an independent universal service objective. Further, FCC reform of the USF contribution methodology is expected to be addressed in 2012. The application and effect of these changes, and similar state requirements, on the telecommunications industry generally and on certain of our business activities cannot be predicted.

National Broadband Plan. As part of the American Recovery and Reinvestment Act of 2009, Congress directed the FCC, in coordination with the National Telecommunications and Information Administration, to develop a national broadband plan to ensure that Americans have access to broadband capability and to establish benchmarks in service of that goal. The FCC delivered its plan to Congress on March 16, 2010. The plan outlines at a high level the FCC's policies concerning middle-mile transport, intercarrier compensation, the USF, pole attachments, rights-of-way, spectrum allocation and broadband adoption.

The plan contains numerous recommendations for future actions by the FCC and Congress to further the goal of nationwide broadband access. We anticipate that the FCC will propose rule changes consistent with the plan and will seek additional comments before any final rules are adopted. The development of the FCC's plan may lead to changes in the legal and regulatory environment in which we operate. We cannot predict the nature and extent of the impact which the outcome of these proceedings will have on us or our operations.

Customer Proprietary Network Information and Privacy. The Communications Act and the FCC's rules require carriers to implement measures to prevent the unauthorized disclosure of Customer Proprietary Network Information, or CPNI. CPNI includes information related to the quantity, technological configuration, type, destination and the amount of use of a communications service. CPNI rules include restrictions on telecommunications carriers and providers of interconnected VoIP service. We must file a verified certification of compliance by March 1 of each year that affirms the existence of training and other sales and marketing processes designed to prevent improper use and unauthorized release of CPNI. An inadvertent violation of these and related CPNI requirements by us could subject our company to significant fines or other regulatory penalties.

Additional measures to protect CPNI and consumer privacy are proposed from time to time, and both Congress and the FCC currently are considering such additional measures. These developments appear to be part of a broader trend to protect consumer information as it continues increasingly to be transmitted in electronic formats. We cannot predict whether additional requirements governing CPNI or other consumer data will be enacted, or whether such additional requirements will affect our ability to market or provide our services to current and future customers.

Network Management and Internet Neutrality. In August 2005, the FCC adopted a policy statement that outlined four principles intended to preserve and promote the open and interconnected nature of the public Internet. The FCC, the Administration and Congress have expressed interest in imposing these so-called "net neutrality" requirements on broadband Internet access providers, which address whether, and the extent to which, owners of network infrastructure should be permitted to engage in network management practices that prioritize data packets on their networks through commercial arrangements or based on other preferences. The FCC in 2005 adopted a policy statement expressing its view that consumers are entitled to access lawful Internet content and to run applications and use services of their choice, subject to the needs of law enforcement and reasonable network management. In an August 2008 decision, the FCC characterized these net neutrality principles as binding and enforceable and stated that network operators have the burden to prove that their network management techniques are reasonable. In that order, which was overturned by a court decision in April 2010, the FCC imposed sanctions on a broadband Internet access provider for managing its network by blocking or degrading some Internet transmissions and applications in a way that the FCC found to be unreasonably discriminatory. In December 2010, the FCC issued new rules to govern network management practices and prohibit unreasonable discrimination in the transmission of Internet traffic. These rules have not taken effect and are currently being challenged in court. It is not possible to determine what specific broadband network management techniques or related business arrangements may be deemed reasonable or unreasonable in the future. We cannot predict how any future legislative, regulatory or judicial decisions relating to net neutrality might affect our ability to manage our broadband network or develop new products or services.

Forbearance. The Communications Act provides the FCC with the authority to not enforce, or "forbear" from enforcing, statutory requirements and regulations if certain public interest factors are satisfied. If the FCC were to forbear from enforcing regulations that have been established to enable competing broadband Internet access and VoIP, our business could be adversely affected. In December 2005, the FCC granted, in part, a petition for forbearance filed by CenturyLink (formerly Qwest) seeking relief from specified dominant carrier regulations, including some unbundling obligations related to high capacity loops and transport, in those portions of the Omaha metropolitan statistical area where facilities-based competition had allegedly increased significantly. The FCC's dominant carrier regulations require CenturyLink, in part, to offer UNEs and also serve as a check on dominant carrier pricing for other wholesale services, such as special access lines, that we seek to purchase at commercially acceptable prices. Upon being granted relief by the FCC, CenturyLink has substantially increased the prices for the network elements that we use to provide services in eight central offices in the Omaha metropolitan statistical area.

In January 2007, CenturyLink filed additional petitions for relief from dominant carrier regulation in the metropolitan statistical areas of Denver, Minneapolis-St. Paul, Phoenix and Seattle. In February 2008, Verizon re-filed petitions, which had previously been denied, for relief from dominant carrier regulation for the State of Rhode Island and Virginia Beach. In July 2008, the FCC denied the CenturyLink petitions. CenturyLink subsequently refiled a petition for forbearance for the Phoenix metropolitan statistical area only in March 2009. The FCC issued an order in June 2010 denying CenturyLink petition for Phoenix and setting forth specific thresholds and analytical frameworks that must be met for grant of such petitions. CenturyLink has since appealed the FCC decision and order and that appeal remains in the courts. If a court or the FCC upholds or grants any forbearance or similar petitions filed by incumbent carriers in the future affecting markets in which we operate, our ability to purchase wholesale network services from these carriers at cost-based prices that would allow us to achieve our target profit margins in those markets could be materially adversely affected. The grant of these petitions also would enable incumbent carriers to compete with their competitors, including us, more aggressively on price in the affected markets.

Other Federal Regulation. In addition to the specific matters listed above, we are subject to a variety of other FCC filing, reporting, record-keeping and fee payment requirements. The FCC has the authority generally to condition, modify, cancel, terminate, revoke or decline to renew licenses and operating authority for failure to comply with federal laws and the FCC's rules, regulations and policies. Fines or other penalties also may be imposed for such violations. The FCC or third parties may raise issues with regard to our compliance with applicable laws and regulations. Moreover, we are subject to additional federal regulation and compliance requirements from other government agencies such as the Federal Trade Commission, the Internal Revenue Service and the Securities and Exchange Commission.

State Regulation

We are subject to various state laws and regulations. Generally, the state PUCs require providers such as us to obtain certificates of authority from the commission before initiating service within the state. In most states, we also are required to file tariffs or price lists setting forth the terms, conditions and prices for specified services that are classified as intrastate and to update or amend our tariffs when we adjust our rates or add new products. We also are subject to various reporting and record-keeping requirements and contribute to state USF, E911 and other funds, and pay other taxes, fees and surcharges where applicable. Certificates of authority can be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for a carrier's failure to comply with state laws or rules, regulations and policies of state regulatory authorities. State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations. PUCs or third parties may raise issues with regard to our compliance with applicable laws or regulations.

We have authority to offer intrastate long distance services in all 50 U.S. states and the District of Columbia. We provide local services, where authorized, by reselling the retail local services of the incumbent carrier in a given territory and, in some established markets, using incumbent carriers' network elements and our own local switching facilities.

State PUCs have responsibility under the Communications Act to oversee relationships between incumbent carriers and their competitors with respect to such competitors' use of the incumbent carriers' network elements and wholesale local services. State PUCs arbitrate interconnection agreements between the incumbent carriers and competitive carriers such as us when one of the parties elects to have it do so. Under the Telecommunications Act, the decisions of state PUCs with regard to interconnection disputes may be appealed to federal courts. There remain important unresolved issues regarding the scope of the authority of PUCs and the extent to which the commissions will adopt policies that promote local telephone service competition.

States also regulate in part the intrastate carrier access services of carriers such as us. As an interexchange carrier ("IXC"), we are required to pay intrastate access charges to local exchange carriers when they originate or terminate our intrastate long distance traffic. As a CLEC, we charge IXCs intrastate access charges for the origination and termination services we provide to them. Under the FCC's November 2011 order, state commissions will have oversight of the intrastate access charge transition process to ensure that carriers comply with the FCC's timing and required reductions. States will continue to review intrastate switched access tariffs, as well as interconnection agreements and associated reciprocal compensation rates to ensure compliance with the FCC's intercarrier compensation framework and transition. In addition, a number of states have ordered their own gradual, multi-year intrastate access charge reductions and the extent to which these state actions are preempted by the FCC's order is unclear. States will also have responsibility for determining the network "edge" for purposes of bill-and-keep. What these proceedings may entail or to what extent requirements arising from such proceedings will affect our operations is unclear.

In addition, state legislatures are considering, and in some cases enacting, new laws that limit the authority of the state PUCs to regulate and oversee the business dealings of carriers. We could be harmed by these actions.

We will be affected by how states regulate the retail prices of the incumbent carriers with which we compete. As the degree of intrastate competition is perceived to increase, states are offering incumbent carriers increased pricing flexibility and deregulation of particular services deemed to be competitive. This flexibility and deregulation may present the incumbent carriers with an opportunity to subsidize services that compete with our services with revenues generated from their non-competitive services, thereby allowing them to offer competitive services at prices lower than most or all of their competitors. For example, AT&T has obtained authority to create affiliates that would operate on a much less regulated basis and, therefore, could provide significant competition in addition to the local services historically offered by a much more regulated AT&T. We cannot predict the extent to which these developments may affect our business.

Many states require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence by carriers of significant debt obligations. These requirements can delay and increase the cost we incur to complete various financing transactions, including future stock or debt offerings, the sale of part or all of our regulated business or the acquisition of assets and other entities to be used in our regulated business.

Local Government Authorizations and Related Rights-of-Way

We are subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect our provision of both network services and carrier services. We are required to obtain street use and construction permits and licenses or franchises to install and expand our fiber optic network using municipal rights-of-way. In some municipalities where we have installed network equipment, we are required to pay license or franchise fees based on a percentage of gross revenues or a per linear foot basis. Following the expiration of existing franchises, these fees are at risk of increasing. In many markets, incumbent carriers do not pay these franchise fees or pay fees that are substantially lower than those required to be paid by us, although the Telecommunications Act requires that, in the future, such fees be applied in a competitively neutral manner. To the extent that our competitors do not pay the same level of fees that we do, we could be at a competitive disadvantage. Termination of the existing franchise or license agreements before their expiration dates, or a failure to renew the franchise or license agreements, and a requirement that we remove the corresponding portion of our facilities or abandon the corresponding portion of our network, could harm our business. In addition, we would be adversely affected if we are unable to obtain additional authorizations for any new network construction on reasonable terms.

A number of states are considering reforming their laws and regulations governing the issuance of franchises and permits by local governmental authorities, and some states already have enacted laws authorizing some types of entities to secure a state-wide franchise. Congress also has considered from time to time, and may consider in the future, various proposals intended to reform the relationship between federal, state and local governments in connection with the franchising process. We cannot predict how these issues will be resolved, or the extent to which these developments will affect our ability to compete. Unresolved issues also exist regarding the ability of new local service providers to gain access to commercial office buildings to serve tenants. The outcome of these challenges cannot be predicted.

Other Regulation

Internet Taxation. The Internet Tax Non-Discrimination Act, which is in effect through November 2014, places a moratorium on taxes on Internet access and multiple, discriminatory taxes on electronic commerce. Certain states have enacted various taxes on Internet access and electronic commerce, and selected states' taxes are being contested on a variety of bases. If these state tax laws are not successfully contested, or if future state and federal laws imposing taxes or other regulations on Internet access and electronic commerce are adopted, our cost of providing Internet access services could be increased and our business could be adversely affected.

Consumer Protection. Federal and state governments have adopted consumer protection laws and undertaken enforcement actions to address advertising and user privacy. As part of these efforts, the Federal Trade Commission ("FTC") and some state Attorney General offices have conducted investigations into the privacy practices of companies that collect information about individuals on the Internet. The FTC and various state agencies as well as individuals have investigated and asserted claims against, or instituted inquiries into, ISPs in connection with marketing, billing, customer retention, cancellation and disclosure practices.

Proprietary Rights

Our EarthLink, EarthLink Business and PeoplePC trademarks are valuable assets to our business, and are registered trademarks in the United States. In particular, we believe the strength of these brands among existing and potential customers is important to the success of our business. Additionally, our EarthLink, EarthLink Business and PeoplePC service marks, proprietary technologies, domain names and similar intellectual property are also important to the success of our business. Although we do have several patents, we do not consider these patents important to our business. We principally rely upon trademark law as well as contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements, and we generally control access to, and distribution of, our technologies, documentation and other proprietary information. We will continue to assess appropriate occasions for seeking trademark and other intellectual property protections for those aspects of our business and technology that we believe constitute innovations providing us with a competitive advantage. From time to time, third parties have alleged that certain of our technologies infringe on their intellectual property rights. To date, none of these claims has had an adverse effect on our ability to market and sell our services.

Employees

As of December 31, 2011, we had 3,241 employees. None of our employees are represented by a labor union, and we have no collective bargaining agreements. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Available Information

We file annual reports, quarterly reports, current reports, proxy statements and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 942-8090. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including EarthLink, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet web site (http://www.earthlink.net) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as well as Section 16 reports filed on Forms 3, 4 and 5, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our Internet web site is not meant to be incorporated by reference into this Annual Report on Form 10-K.

We also provide a copy of our Annual Report on Form 10-K via mail, at no cost, upon receipt of a written request to the following address:

Investor Relations
EarthLink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

Item 1A. Risk Factors.

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Risks Related to Our Strategy

We may not be able to execute our strategy to grow our business services revenue, which could adversely impact our results of operations and cash flows.

One of our key strategies is to grow our business services revenue. Since December 2010, we have significantly expanded our business services and revenues through acquisitions, including two large regional competitive local exchange carriers and several smaller companies which added new product and service capabilities. In December 2011, we launched a nationwide suite of business voice, data and Internet solutions. In addition to leveraging our fiber network and nationwide IP reach to provide a broad range of communications services, we are deploying a wide array of cloud, managed security and IT support services. Our strategy for further growth is for EarthLink to serve as an IT services company for businesses with IT and network security needs. We are focused on growing these managed services revenues through new and existing channels, leveraging distribution channels and positioning our business to take advantage of important trends in the markets for our products and services, including the emergence of cloud computing.

There can be no assurance that our strategy will be successful. The market for managed services is relatively new and continues to evolve. While we believe our expertise, investments in infrastructure and breadth of services provides us with a strong foundation to compete, if we do not have sufficient customer demand to support our new services, our financial results may be harmed. Certain revenues of ITC^DeltaCom and One Communications have been declining and we expect the revenues from certain aspects of these businesses to continue to decline. Therefore, the inability to successfully implement our strategy to counteract these declining revenues could have an adverse impact on our business, financial condition, results of operations and cash flows.

Our success depends on the timing and market acceptance of our new products and services, our ability to market our services in a cost-effective manner to new customers, our ability to differentiate our services from those of our competitors, our ability to maintain and expand our sales to existing customers, our ability to strengthen awareness of our brand, our ability to ensure effective training and product knowledge of our sales force and the reliability and quality of our services. In addition, our managed services portfolio may create operating inefficiencies and result in service problems if we are unsuccessful in fully integrating such new services or platforms into our existing operations. If the market for these services fails to grow or grows more slowly than we currently anticipate, or if our services fail to achieve widespread customer acceptance, our business would suffer. Any of the foregoing could adversely impact our results of operations and cash flows.

We may be unsuccessful integrating acquisitions into our business, which could result in operating difficulties, losses and other adverse consequences.

We have completed two major acquisitions and several smaller acquisitions since December 2010, including our acquisitions of ITC^DeltaCom, One Communications and STS Telecom. Our management has been and continues to be involved in integrating these acquisitions into our legacy business, including integration activities related to certain billing, data warehouse, financial reporting and operating support systems. Our ability to achieve the benefits of acquisitions depends in part on the successful integration and leveraging of technology, operations, sales and marketing channels and personnel. Integration and other risks associated with acquisitions can be more pronounced for larger and more complicated transactions or if multiple transactions are integrated simultaneously. The challenges and risks involved in the integration of our acquired businesses, as well as any future businesses that we may acquire, include:

- diversion of management's attention and resources that would otherwise be available for the current operation of our business;
- failure to fully achieve expected synergies and costs savings;
- higher integration costs than anticipated;
- the impact on employee morale and the retention of employees, many of whom may have specialized knowledge about the business;
- lost revenues or opportunities as a result of our current or potential customers or strategic partners deciding to delay or forego business;
- difficulties combining product offerings and entering into new markets in which we are not experienced;
- difficulties integrating the sales organizations of acquired companies;
- the integration of departments, operating support systems, such as provisioning and billing systems, and technologies, such as network equipment;
- the need to implement and maintain uniform controls, procedures and policies throughout all of our acquired companies or the need to remediate significant control deficiencies that may exist at acquired companies; and
- potential unknown liabilities.

We may not realize anticipated synergies, cost savings, growth opportunities and operational efficiencies from our acquisitions, or the anticipated benefits may take longer or present greater cost to realize than expected. In addition, we recently connected and consolidated the networks acquired in our recent acquisitions with our existing network in order to launch a nationwide product platform. We may experience operating inefficiencies or service problems in the short term as a result of integrating these networks. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. There may be additional difficulties that arise during this integration period as a result of the risks related to back-end integration of the networks, such as problems and inefficiencies relating to certain manual processing that is required, rather than relying on automated systems. The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We may be unable to successfully identify, manage and assimilate future acquisitions, which could adversely affect our results of operations.

We expect to continue to evaluate and consider potential strategic transactions in order to grow our business, including our product portfolio. At any given time, we may be engaged in discussions or negotiations with respect to one or more of such transactions that may be material to our financial condition and results of operations. There can be no assurance that any such discussions or negotiations will result in the consummation of any transaction, or that we will identify appropriate transactions on terms acceptable to us. Future acquisitions may result in significant costs and expenses and charges to earnings, including those related to severance, employee benefit costs, retention costs for executive officers and key employees, asset impairment charges, charges from the elimination of duplicative facilities and contracts, unexpected liabilities, legal, accounting and financial advisory fees. Adverse capital markets conditions could also negatively impact our ability to make acquisitions. Additionally, future acquisitions may result in the dilutive issuances of equity securities, use of our cash resources, incurrence of debt or contingent liabilities, amortization expense related to acquired definite-lived intangible assets or the potential impairment of amounts capitalized as intangible assets, including goodwill. Any of these items could have a material adverse affect on our business, financial condition, results of operations and cash flows.

We also may experience risks relating to the challenges and costs of closing a transaction and the risk that an announced transaction may not close. Completion of certain acquisition transactions are conditioned upon, among other things, the receipt of approvals, including from the Federal Communications Commission ("FCC") and certain state public utility commissions. Failure to complete a pending transaction would prevent us from realizing the anticipated benefits. We would also remain liable for significant transaction costs, including legal and accounting fees, whether or not the transaction is completed. In addition, the market price of our common stock may reflect a market assumption as to whether the transaction will occur. Consequently, the completion of, or a failure to complete, a transaction could result in a significant change in the market price of our common stock.

If we are unable to adapt to changes in technology and customer demands, we may not remain competitive, and our revenues and operating results could suffer.

We operate in an industry characterized by changing technology, changes in customer needs and frequent new service and product introductions, particularly in the areas of VoIP, broadband services and advanced wireless offerings. Our success will depend, in part, on our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer needs on a timely and cost-effective basis. We may not be able to adapt quickly enough to changing technology, customer requirements and industry standards.

Specifically, in our Business Services segment, new technologies such as 4G, Ethernet or other alternatives to network access, could result in the development of additional products or services that compete with or displace ours, or that enable current customers to bypass use of our networks. In addition, communications customers are increasingly using wireless forms of communication, such as handheld Internet-access devices and mobile phones, which has resulted in a decline in the volume of voice traffic carried by traditional wireline communications networks. In our Consumer Services segment, new technologies such as high-speed data-over-cable-service-interface specification, or DOCSIS, technology offered by many cable broadband providers and advanced fiber-based technologies being utilized by AT&T and Verizon may adversely affect our broadband and dial-up access businesses. The increasing use of wireless communication, VoIP providers and the acceleration of the adoption of broadband due to government funding to deploy broadband to rural areas could also negatively impact our consumer business. Finally, our dial-up services are dependent on dial-up modems and an increasing number of computer manufacturers do not pre-load their new computers with dial-up modems, requiring the user to separately acquire a modem to access our services. Any of these factors could adversely affect our revenues and profitability.

The development and offering of new services in response to new technologies or consumer demands may require us to increase our capital expenditures significantly. We recently invested in network expansion, upgrades and increased capacity in order to support our nationwide launch of new products and services. We may be required to further invest or to convert our existing network to a network using more advanced technology. We may also be required to replace outdated or incompatible equipment acquired in our recent acquisitions. If we are unable successfully to install or operate new network equipment or convert our network, or if the technology choices we make prove to be incorrect, ineffective or unacceptably costly, we may not be able to compete effectively. In addition, new technologies may be protected by patents or other intellectual property laws, and, therefore, may be available only to our competitors.

Our failure to achieve operating efficiencies will adversely affect our results of operations.

We have an operating framework that includes a disciplined focus on operational efficiency. The success of our operating efficiencies and cost reductions is necessary to achieve the desired synergies we hope to achieve with the integration of our recent acquisitions. We are incurring increased costs related to our business services growth strategy. If the increased costs required to support our revenue growth turn out to be greater than anticipated, or our resulting revenues lower than expected, we may be unable to improve our results of operations and/or cash flows.

The success of our operating efficiencies and cost reductions is also necessary to align costs with trends in revenue for our Consumer Services segment. However, although we seek to align our cost structure with trends in revenue for our Consumer Services segment, we do not expect to be able to reduce our cost structure to the same extent as our declines in revenue and our cost reduction initiatives might not yield the anticipated benefits. In addition, large-scale cost reduction opportunities may be more limited in the future and in some cases, we may incur upfront costs in connection with implementing certain initiatives. If we do not recognize the anticipated benefits of our cost reduction initiatives, or do so in a timely manner, our results of operations and cash flows will decline.

Unfavorable general economic conditions could harm our business.

Unfavorable general economic conditions, including recession and disruptions to the credit and financial markets, could negatively affect our business. These conditions could adversely affect the affordability of, and customer demand for, some of our products and services and could cause customers to delay or forego purchases of our products and services. Our business customers are particularly exposed to a weak economy. Unfavorable general economic conditions could cause business customers to reduce technology spending, which could negatively impact sales of our new IT and cloud services. In addition, our business customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to us. One or more of these circumstances could cause our revenues to decline, churn to increase, allowance for doubtful accounts and write-offs of accounts receivable to increase or otherwise have a material adverse effect on our business, financial position, results of operations and cash flows.

Unfavorable general economic conditions could also negatively impact third-party vendors we rely on for services and network equipment integral to our business. If these vendors encounter financial difficulties, their ability to supply services and network equipment to us may be curtailed. If such vendors were to fail, we may not be able to replace them without disruption to, or deterioration of, our service and we may incur higher costs associated with new vendors. If we were required to purchase another manufacturer's equipment, we could incur significant initial costs to integrate the equipment into our network and to train personnel to use the new equipment. Any interruption in the services provided by our third-party vendors could adversely affect our business, financial position, results of operations and cash flows.

Risks Related to Our Business Services Segment

We face significant competition in the communications and managed IT services industry that could reduce our profitability.

The communications industry is highly competitive, and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, an evolving regulatory environment and the emergence of new technologies. We compete directly or indirectly with incumbent local exchange carriers ("ILECs"), such as AT&T, CenturyLink, Inc. and Verizon Communications Inc.; competitive telecommunications companies ("CLECs"), such as Level 3 Communications Inc., MegaPath, Inc., Windstream Corporation and XO Holdings Inc.; interexchange carriers, such as Sprint Nextel Corporation; wireless and satellite service providers; cable service providers/multiple system operators

(MSOs), such as Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable; and stand-alone VoIP providers. We experience significant pricing and product competition from AT&T and other incumbents that are the dominant providers of telecommunications services in our markets. We have reduced, and may be required to further reduce, some or all of the prices we charge for our retail local, long distance and data services.

The managed IT services industry is also highly competitive. These markets are fragmented and evolving. Competitors range in size from small, local independent firms to very large telecommunications companies, hardware manufacturers and system integrators. We compete directly or indirectly with telecommunications companies such as AT&T, Verizon Communications Inc. and Level 3 Communications Inc.; system integrators such as IBM, Hewlett-Packard, Accenture and CSC; managed hosting and cloud providers such as Equinix, Inc., Internap Network Services Corporation, Rackspace Hosting, Inc., Terremark Worldwide, Inc. and Web.com Group, Inc.; and managed security companies such as Perimeter eSecurity and Secure Works.

Competition could adversely impact us in several ways, including (i) the loss of customers and resulting revenue, (ii) the possibility of customers reducing their usage of our services or shifting to less profitable services, (iii) reduced traffic on our networks, (iv) our need to expend substantial time or money on new capital improvement projects, (v) our need to lower prices or increase marketing expenses to remain competitive, and (vi) our inability to diversify by successfully offering new products or services.

We believe the primary competitive factors in the communications and managed services industries include price, availability, reliability of service, network security, variety of service offerings, quality of service and reputation of the service provider. While we believe our business services compete favorably based on some of these factors, we are at a competitive disadvantage with respect to certain of our competitors. Many of our current and potential competitors have greater market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours; own larger and more diverse networks; are subject to less regulation; or have substantially stronger brand names. In addition, industry consolidation has resulted in larger competitors that have greater economies of scale. Consequently, these competitors may be better equipped to charge lower prices for their products and services, to provide more attractive offerings, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, to increase prices that we pay for wholesale inputs to our services and to devote greater resources to the marketing and sale of their products and services.

Decisions by the Federal Communications Commission relieving incumbent carriers of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services.

We rely in significant part on purchasing wholesale services and leasing network facilities from AT&T and other incumbent carriers. Over the past several years, the FCC has reduced or eliminated a number of regulations governing the incumbent carriers' offerings, including removal of local switching and other network elements from the list of elements that the incumbent carriers must provide on an unbundled basis at TELRIC cost-based rates, as well as the grant of broad pricing flexibility to incumbents for their special access services in many areas. If the incumbent carriers do not continue to permit us to purchase these services from them under commercial arrangements at reasonable rates, our business could be adversely affected and our cost of providing local service could increase. This can have a significant adverse impact on our operating results and cash flows. If the FCC, Congress, state legislatures or state regulatory agencies were to adopt measures further reducing the local competition-related obligations of the incumbents or allowing those carriers to increase further the rates we must pay, we could experience additional increases in operating costs that would negatively affect our operating results and cash flows.

If we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected.

To provide local telephone services, we must interconnect with and resell the services of the incumbent carriers to supplement our own network facilities, pursuant to interconnection agreements between us and the incumbent carriers. We operate under interconnection agreements with AT&T, CenturyLink, Fairpoint Communications, Frontier Communications, Verizon and Windstream. An interconnection agreement typically has a term of three years, although the parties may mutually agree to extend or amend such agreements. If we are not able to renegotiate or enter into interconnection agreements on acceptable terms, or if we are subject to unfavorable arbitration decisions, our cost of doing business could increase and our ability to compete could be impeded. Moreover, our interconnection agreements and traffic exchange with companies other than ILECs (such as wireless and VoIP providers and other competitive carriers) are not subject to the statutory arbitration mechanism, making it potentially more difficult to reach any agreement on terms that we view as acceptable. If we are unable to enter into or maintain favorable interconnection agreements in our markets, our ability to provide local services on a competitive and profitable basis may be adversely affected. Any successful effort by the incumbent carriers to deny or substantially limit our access to their network elements or wholesale services also would harm our ability to provide local telephone services.

Our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services.

We depend on other communications companies to originate and terminate a significant portion of the long distance traffic initiated by our customers. The FCC regulates the access rates charged by local carriers to interexchange carriers for the origination and termination of long distance traffic. These access rates make up a significant portion of the cost of providing long distance service. The FCC has recently adopted policy changes that over time are reducing carriers' access rates. These new rules significantly alter the manner in which all carriers, including carriers that use different service platforms such as wireless and VoIP, are compensated for the origination and termination of telecommunications traffic. These new rules also may alter the rates that we pay for our access services. We expect these new rules to result in a loss of revenues and could potentially increase our volume of carrier disputes. Our operating performance will suffer if we are not offered these access services at rates that are substantially equivalent to the costs of, and rates charged to, our competitors and that permit profitable pricing of our long distance services.

We may experience reductions in switched access and reciprocal compensation revenue.

We may experience declines in revenues for switched access and reciprocal compensation as a result of lower volume of traditional long distance voice minutes and FCC and state regulations compelling a reduction of switched access and reciprocal compensation rates. The FCC recently adopted policy changes that over time are reducing carriers' access rates. We expect these new rules to result in a loss of revenues and could potentially increase our volume of carrier disputes. In addition, the FCC currently is considering whether and how to reform its special access rules. We rely to a considerable extent on interstate special access services purchased from the incumbent carriers in order to connect to our customers. Switched access and reciprocal compensation together have been declining over time. There can be no assurance that we will be able to compensate for the reduction in intercarrier compensation revenue with other revenue sources or increased volume.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations.

To obtain and maintain rights-of-way and similar franchises and licenses needed to install, operate and maintain fiber optic cable and our other network elements, we must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. If any of these authorizations terminate or lapse, our operations could be adversely affected.

We have substantial business relationships with several large telecommunications carriers, and some of our customer agreements may not continue due to financial difficulty, acquisitions, non-renewal or other factors, which could adversely affect our wholesale revenue and results of operations.

We generate wholesale revenue from the sale of transmission capacity to other telecommunications carriers and have substantial business relationships with several large telecommunications carriers for whom we provide services. The highly competitive environment and the industry consolidation in the communications markets has challenged the financial condition and growth prospects of some of our carrier customers, and has caused such carrier customers to optimize the telecommunications capacity that they use among competing telecommunications services providers' networks, including ours. Replacing this wholesale revenue may be difficult because individual enterprise and small to medium business customers tend to place smaller service orders than our larger carrier customers. In addition, pricing pressure on services that we sell to our carrier customers may challenge our ability to grow revenue from carrier customers. As a result, if our larger carrier customers terminate the services they receive from us, our wholesale revenues and results of operations could be materially and adversely affected.

Risks Related to Our Consumer Services Segment

Our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations.

A significant number of our new consumer subscribers have been generated through our marketing alliance with Time Warner Cable and Bright House Networks and other strategic alliances. Our agreement with Time Warner Cable and Bright House Networks expires in October 2013 and there are no assurances we will be able to extend the agreement, or that we will receive the same benefits as we do today if the agreement is extended. Generally, our strategic alliances and marketing relationships are not exclusive and may have a short term. In addition, as our agreements expire or otherwise terminate we may be unable to renew or replace these agreements on comparable terms, or at all. Our inability to maintain our marketing relationships or establish new marketing relationships could result in delays and increased costs in adding paying subscribers and adversely affect our ability to add new customers, which could, in turn, have a material adverse effect on us. The number of customers we are able to add through these marketing relationships is dependent on the marketing efforts of our partners, and there is no commitment for these partners to provide us with new customers. A significant decrease in the number of gross subscriber additions generated through these relationships could adversely affect the size of our customer base and revenues.

Our consumer business is dependent on the availability of third-party network service providers.

Our consumer business depends on the capacity, affordability, reliability and security of third-party network service providers. Only a small number of providers offer the network services we require, and the majority of our network services are currently purchased from a limited number of network service providers. Our principal provider for narrowband services is Level 3. We also purchase narrowband services from certain regional and local providers. Our largest providers of broadband connectivity are AT&T, Bright House Networks, CenturyLink (formerly Qwest), Comcast, MegaPath (formerly Covad), Time Warner Cable and Verizon. Many network service providers have merged and may continue to merge, which would reduce the number of suppliers from which we could purchase network services.

We cannot be certain of renewal or non-termination of our contracts or that legislative or regulatory factors will not affect our contracts. Our results of operations could be materially adversely affected if we are unable to renew or extend contracts with our current network service providers on acceptable terms, renew or extend current contracts with our network service providers at all, acquire similar network capacity from other network providers, or otherwise maintain or extend our footprint. Additionally, each of our network service providers sells network access to some of our competitors and could choose to grant those competitors preferential network access or pricing. Many of our network service providers compete with us in the market to provide consumer Internet access. As our consumer business continues to decline, our vendors may not want to continue their relationship with us or do so at current prices. In addition, as our consumer subscribers continue to decline, our value-added partners may raise their wholesale prices or discontinue their partnering relationship with us. Such events may cause us to incur additional costs, pay increased rates for wholesale access services, increase the retail prices of our service offerings and/or discontinue providing retail access services, any of which could adversely affect our ability to compete in the market for consumer access services.

We face significant competition in the Internet industry that could reduce our profitability.

We operate in the Internet access industry, which is extremely competitive. We compete directly or indirectly with national communications companies and local exchange carriers, such as AT&T, CenturyLink, Verizon and Windstream; cable companies providing broadband access, including Charter Communications, Inc., Comcast Corporation, Cox Communications, Inc. and Time Warner Cable; local and regional ISPs; established online services companies, such as AOL and the Microsoft Network; free or value-priced ISPs, such as United Online, Inc. which provides service under the brands Juno and NetZero; wireless Internet service providers; content companies and email providers, such as Google and Yahoo!; and satellite and fixed wireless service providers. Competitors for our consumer VoIP services also include companies that offer VoIP services as their primary business, such as Vonage, and competitors for our advertising services also include content providers, large web publishers, web search engine and portal companies, Internet advertising providers, content aggregation companies, social-networking web sites, and various other companies that facilitate Internet advertising. Competition in the market for Internet access services is likely to continue to increase. Competition could adversely impact us in several ways, including: decrease pricing of our services; increase churn of our existing customers; increase operating costs; or decrease the number of subscribers we are able to add.

We believe the primary competitive factors in the Internet access industry are price, speed, features, coverage area and quality of service. While we believe our Internet access services compete favorably based on some of these factors when compared to some Internet access providers, we are at a competitive disadvantage relative to some or all of these factors with respect to other of our competitors. Current and potential competitors include many large companies that have substantially greater market presence and greater financial, technical, marketing and other resources than we have. Our dial-up Internet access services do not compete favorably with broadband services with respect to speed, and dial-up Internet access services no longer have a significant, if any, price advantage over certain broadband services. Most of the largest providers of broadband services, such as cable and telecommunications companies, control their own networks and offer a wider variety of services than we offer, including voice, data and video services. Their ability to bundle services and to offer broadband services at prices below the price that we can profitably offer comparable services puts us at a competitive disadvantage. In addition, our only significant access to offer broadband services over cable is through our agreement with Time Warner.

We experience pricing pressures for certain of our consumer access services, particularly our consumer broadband services, due to competition, volume-based pricing and other factors. Some providers, including AT&T, have reduced and may continue to reduce the retail price of their Internet access services to maintain or increase their market share, which could cause us to reduce, or prevent us from raising, our prices. We may encounter further market pressures to: migrate existing customers to lower-priced service offerings; restructure service offerings to offer more value; reduce prices; and respond to particular short-term, market-specific situations, such as special introductory pricing or new product or service offerings. Any of the above could adversely affect our revenues and profitability.

The continued decline of our consumer access subscribers, combined with the change in mix of our consumer access base from narrowband to broadband, will adversely affect our results of operations.

Our consumer access revenues consist primarily of narrowband access revenues and broadband access revenues. Our narrowband subscriber base and revenues have been declining and are expected to continue to decline due to continued maturation of the market for narrowband access and increased availability and reduced pricing of broadband access services. Our broadband subscriber base and revenues have been declining due to increased competition among broadband providers. We expect our consumer access subscriber base and revenues to continue to decline, which will adversely affect our profitability and results of operations. In addition, we have done, and expect to continue to do, targeted price increases, which could negatively impact our churn rates. Our strategy for consumer access subscribers is to engage in limited sales and marketing efforts and focus instead on retaining customers and adding customers that are more likely to produce an acceptable rate of return. If we do not maintain our relationships with current customers or acquire new customers, our revenues will decline and our profitability will be adversely affected.

Changes in the mix of our consumer access subscriber base, from narrowband access to broadband access, have also negatively affected our consumer access profitability. Our consumer broadband access services have lower gross margins due to the higher costs associated with delivering broadband services. Our ability to provide these services profitably is dependent upon cost-effectively purchasing wholesale broadband access and managing the costs associated with delivering broadband services. While we continuously evaluate cost reduction opportunities associated with the delivery of broadband access services, our overall profitability will be adversely affected if we are unable to continue to manage and reduce costs associated with the delivery of broadband services.

Potential regulation of Internet service providers could adversely affect our operations.

Our Internet access services are not currently subject to substantial regulation by the FCC or state public utilities commissions. Both Congress and the FCC are considering proposals that involve greater regulation of IP-based service providers. Depending on the content and scope of any regulations, the imposition of such regulations could have a material adverse effect on our business and the profitability of our services. Currently, narrowband Internet access is classified as an "information service" and is not subject to traditional telecommunications services regulation, such as licensing or pricing regulation. Any change to these rules that would apply per-minute carrier access charges to dial-up Internet access traffic could significantly impact our costs for this service. While Internet traffic is not subject to the FCC's carrier access charge regime, dial-up ISP bound traffic is regulated by the FCC. The FCC has established a uniform, nationwide rate for ISP-bound traffic, but these rules have been criticized by the courts and further judicial scrutiny is expected. Changes to the rules governing dial-up ISP bound traffic could impact our cost of providing this service.

The current regulatory environment for VoIP services remains unclear, as the decision whether VoIP is an "information service" or "telecommunications service" is still pending. Classifying VoIP as a telecommunications service could require us to obtain a telecommunications license, comply with numerous legacy telephone regulations, and possibly subject the VoIP traffic to inter-carrier access charges, which could result in increased costs. In addition, our E911 emergency service for our VoIP services is different in significant respects from the emergency calling services offered by traditional wireline telephone companies. Those differences may cause significant delays, or even failures, in callers' receipt of the emergency assistance they need. VoIP providers are not currently protected by legislation, so any resulting liability could be substantial.

Broadband Internet access is also currently classified as an "information service." While current policy exempts broadband access services from the USF, the Congress and FCC may consider expanding the USF to include broadband Internet access services. This change could allow broadband service providers to receive a subsidy for deploying broadband in rural and underserved areas, but it will most likely require broadband service providers to contribute to the fund as well. If broadband Internet access providers become subject to USF contribution obligations, they would likely impose a USF surcharge on end users. Such a surcharge will raise the effective cost of our broadband services to our customers, and could adversely affect customer satisfaction or our revenues and profitability.

General Risks

We may be unable to hire and retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us.

Our business depends on our ability to hire and retain key executive officers, senior management, sales, and other key personnel, many of whom have significant experience in our industry and whose expertise is required to successfully transition our business to a provider of managed IT services. There is substantial and continuous competition for highly skilled sales and IT personnel. Acquisitions and workforce reductions may affect our ability to retain or replace key personnel, harm employee morale and productivity or disrupt our business. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with us following a merger transaction. Effective succession planning is important to our long-term success. Failure to ensure effective transfer of knowledge and transitions involving key employees could hinder execution of our business strategies. Finally, the loss of any of our key executives could impair our ability to implement our acquisition integration plans, execute our business strategy or otherwise have a material adverse effect on us.

Privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services.

Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. We strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies. However, any failure or perceived failure to comply with these laws, regulations or policies may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business.

Federal and state governments have adopted consumer protection laws and undertaken enforcement actions to address advertising and user privacy. Our services and business practices, or changes to our services and business practices could subject us to investigation or enforcement actions if we fail to adequately comply with applicable consumer protection laws. Existing and future federal and state laws and regulations also may affect the manner in which we are required to protect confidential customer data and other information, which could increase the cost of our operations and our potential liability if the security of our confidential customer data is breached.

Security breaches could damage our reputation and harm our operating results.

We are subject to cyber security risks and may incur increasing costs in an effort to minimize those risks. The services we offer involve the storage and transmission of customers' proprietary information. The risk that a security breach could seriously harm our business is likely to increase as we expand our cloud and IT services footprint. Security breaches, such as unauthorized access, accidents, employee error or malfeasance, computer viruses, computer hackings or other disruptions, can occur that could compromise the security of our infrastructure, thereby exposing such information to unauthorized access by third parties. Techniques used to obtain unauthorized access to, or to sabotage systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any security breaches that occur could damage our reputation, increase our security costs, expose us to litigation and lead to the loss of existing or potential customers. If our services are perceived as not being secure, our strategy to be a leading network, communications and IT services provider may be adversely impacted.

Interruption or failure of our network and information systems and other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results.

Our success depends on our ability to provide reliable service. Our network, network operations centers, central offices, corporate headquarters and those of our third party service providers are vulnerable to damage or interruption from fires, earthquakes, hurricanes, tornados, floods and other natural disasters, terrorist attacks, power loss, capacity limitations, telecommunications failures, software and hardware defects or malfunctions, break ins, sabotage and vandalism, human error and other disruptions that are beyond our control. Some of our systems are not fully redundant, and our disaster recovery planning may not be adequate. We have experienced interruptions in service in the past due to factors such as cable damage, theft of our equipment, power outages, inclement weather and service failures of our third-party service providers. We may experience service interruptions or system failures in the future. In addition, in connection with enhancement, expansion or consolidation of our existing network, we may experience service interruptions despite our efforts to minimize the impact to customers. We may make significant capital expenditures to increase the reliability of our systems, but these capital expenditures may not achieve the results we expect. The occurrence of any disruption or system failure may result in a loss of business, increase expenses, damage our reputation for providing reliable service, subject us to additional regulatory scrutiny or expose us to litigation and possible financial losses, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Our business depends on effective business support systems and processes.

Our business relies on our data, billing and other operational and financial reporting and control systems. To effectively manage our information technology infrastructure, we will need to continue to maintain our data, billing and other operational and financial systems, procedures and controls, which can be costly. We have experienced system failures from time to time, and any interruption in the availability of our business support systems, in particular our billing systems, could result in an immediate, and possibly substantial, loss of revenues. Our ability to maintain, expand and update our information technology infrastructure in response to acquisitions, growth and changing needs is important to the continued implementation of our new service offering initiatives. We are currently integrating certain business support systems in connection with our recent acquisitions and nationwide product launch, including systems used for quoting, accepting and inputting customer orders for services; provisioning, installing and delivering services; and billing for services. This is a complicated undertaking requiring significant resources and expertise and support from third-party vendors. For example, certain manual processing, which is more time consuming and prone to error than automated processing, is required during the integration period. In addition, as our consumer business continues to decline, we are more dependent on fewer individuals to maintain our internal business systems. Our inability to maintain, expand or upgrade our technology infrastructure could have adverse consequences, which could include the delayed implementation of new service offerings, increased acquisition integration costs, service or billing interruptions and the diversion of development resources.

Government regulations could adversely affect our business or force us to change our business practices.

Our services are subject to varying degrees of federal, state and local regulation. Federal, state and local regulations governing our services are the subject of ongoing judicial proceedings, rulemakings and legislative initiatives that could change the manner in which our industry operates and affect our business.

The FCC exercises jurisdiction over telecommunications common carriers to the extent that they provide, originate or terminate interstate or international communications. The FCC also establishes rules and has other authority over some issues related to local telephone competition. State regulatory commissions retain jurisdiction over telecommunications carriers to the extent that they provide, originate or terminate intrastate communications. State commissions also have authority to review and approve interconnection agreements between incumbent telephone carriers and competitive carriers such as us, and to conduct arbitration of disputes arising in the negotiation of such agreements. Local governments may require us to obtain licenses, permits or franchises to use the public rights-of-way necessary to install and operate our network.

Bills intended to amend the Communications Act of 1934, as amended by the Telecommunications Act of 1996 ("Communications Act") are introduced in Congress from time to time and their effect on us and the communications industry cannot always be predicted. Proposed legislation, if enacted, could have a significant effect on our business, particularly if the legislation impairs our ability to interconnect with incumbent carrier networks, lease portions of other carriers' networks or resell their services at reasonable prices, or lease elements of networks of the ILECs under acceptable rates, terms and conditions. We cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon us specifically.

Failure to make proper payments for federal Universal Service Fund assessments, FCC regulatory fees or other amounts mandated by federal and state regulations; failure to maintain proper state tariffs and certifications; failure to comply with federal, state or local laws and regulations; failure to obtain and maintain required licenses, franchises and permits; imposition of burdensome license, franchise or permit requirements for us to operate in public rights-of-way; and imposition of new burdensome or adverse regulatory requirements could limit the types of services we provide or the terms on which we provide these services.

We are subject to regulatory audits in the ordinary course of business with respect to certain of these regulatory matters, including audits by the Universal Service Administrative Company on Universal Service Fund ("USF") assessments and payments. These audits can cover periods for several years prior to the date the audit is undertaken and could result in the imposition of liabilities, interest and penalties if our positions are not accepted by the auditing entity. Our financial statements contain reserves for certain of such potential liabilities which we consider reasonable. However, calculation of payments due with respect to these matters can be complex and subject to uncertainty. As a result, these audits could result in liabilities in excess of such reserves which could adversely impact our results of operations.

Our business also is subject to a variety of other U.S. laws and regulations from various entities, including the Federal Trade Commission, the Environmental Protection Agency and the Occupational Safety and Health Administration, as well as by state and local regulatory agencies, that could subject us to liabilities, claims or other remedies. Compliance with these laws and regulations is complex and may require significant costs. In addition, the regulatory framework relating to Internet and communications services is evolving and both the federal government and states from time to time pass legislation that impacts our business. It is likely that additional laws and regulations will be adopted that would affect our business. We cannot predict the impact future laws, regulatory changes or developments may have on our business, financial condition, results of operations or cash flows. The enactment of any additional laws or regulations, increased enforcement activity of existing laws and regulations, or claims by individuals could significantly impact our costs or the manner in which we conduct business, all of which could adversely impact our results of operations and cause our business to suffer.

Our business may suffer if third parties are unable to provide services or terminate their relationships with us.

Our business and financial results depend, in part, on the availability and quality of certain third-party service providers. Specifically, we rely on third parties for customer service and technical support, web hosting services and certain billing and collection services. Our Consumer Services segment relies primarily on one customer service and technical support vendor. Our contract with our primary customer service and technical support vendor ends in the second quarter of 2012. We may have to increase the price we pay or find a new supplier, which could impact our customers' experience and increase churn. We maintain only a small number of internal customer service and technical support personnel. We are not currently equipped to provide the necessary range of service and support functions in the event that our service providers become unable or unwilling to offer these services to us. Our outsourced customer support providers utilize international locations to provide us with customer service and technical support services, and as a result, our customer support providers may become subject to financial, economic, environmental and political risks beyond our or the providers' control, which could jeopardize their ability to deliver customer service and technical support services. In addition, our VoIP services, including our E911 service, depend on the proper functioning of facilities and equipment owned and operated by third parties and is, therefore, beyond our control. If one or more of our service providers does not provide us with quality services, or if our relationship with any of our third party vendors terminates and we are unable to provide those services internally or identify a replacement vendor in an orderly, cost-effective and timely manner, our business, financial position, results of operations and cash flows could suffer.

We may not be able to protect our intellectual property.

We regard our trademarks, including EarthLink, EarthLink Business and PeoplePC, as valuable assets to our business. In particular, we believe the strength of these brands among existing and potential customers is important to the success of our business. Additionally, our EarthLink, EarthLink Business and PeoplePC service marks, proprietary technologies, domain names and similar intellectual property are also important to the success of our business. We principally rely upon trademark law as well as contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors to sign confidentiality agreements, and we generally control access to, and distribution of, our technologies, documentation and other proprietary information. The efforts we have taken to protect our proprietary rights may not be sufficient or effective. Third parties may infringe or misappropriate our trademarks and similar proprietary rights. If we are unable to protect our proprietary rights from unauthorized use, our brand image may be harmed and our business may suffer. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our results of operations.

We may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future.

From time to time, third parties have alleged that we infringe on their intellectual property rights. We may be unaware of filed patent applications and of issued patents that could be related to our products and services. Some of the largest communications providers, such as AT&T, Sprint Nextel and Verizon, have substantial patent holdings. These providers have successfully asserted their claims against some communications companies, and have filed pending lawsuits against various competitive carriers. We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the patents, trademarks and other intellectual property rights of third parties. None of these claims has had an adverse effect on our ability to market and sell and support our services. Such claims, whether or not meritorious, are time-consuming and costly to resolve, and could require expensive changes in our methods of doing business, could require us to enter into costly royalty or licensing agreements, or could require us to cease conducting certain operations. Any of these events could result in increases in operating expenses or could limit or reduce the number of our service offerings.

If we, or other industry participants, are unable to successfully defend against legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects.

We are currently a party to various disputes, litigation or other legal proceedings arising from normal business activities, including consumer class action, patent litigation and legal proceedings regarding network easements, the use of rights-of-way for our network and licenses to maintain our fiber optic network. The result of any current or future disputes, litigation or other legal proceedings is inherently unpredictable. Defending against disputes, litigation or other legal proceedings may involve significant expense and diversion of management's attention and resources from other matters. Due to the inherent uncertainties of litigation, we may not prevail in these actions. In addition, our ongoing operations may subject us to litigation risks and costs in the future. Both the costs of defending lawsuits and any settlements or judgments against us could materially and adversely affect our results of operations.

We are also subject to the risks associated with the resolution of various third-party disputes, lawsuits, arbitrations and proceedings affecting our Business Services segment. The deregulation of the telecommunications industry, the implementation of the Telecommunications Act of 1996, the evolution of telecommunications infrastructure from time-division multiplexing to Internet Protocol, and the distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressures have resulted in the involvement of numerous industry participants in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to our financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, treatment of different categories of traffic (for example, traffic originated or terminated on wireless or VoIP), the jurisdiction of traffic for intercarrier compensation purposes, the wholesale services and facilities available to us, the prices we will pay for those services and facilities and the regulatory treatment of new technologies and services.

We may be required to recognize additional impairment charges on our goodwill and intangible assets, which would adversely affect our results of operations and financial position.

As of December 31, 2011, we had approximately $378.2 million of goodwill and $285.4 million of other intangible assets. We perform an impairment test of our goodwill and indefinite-lived intangible assets annually during the fourth quarter of our fiscal year or when events occur or circumstances change that would more-likely-than-not indicate that goodwill or any such assets might be impaired. We evaluate the recoverability of our definite-lived intangible assets for impairment when events occur or circumstances change that would indicate that the carrying amount of an asset may not be recoverable. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill or intangible assets may not be recoverable, include a decline in stock price and market capitalization, reduced future cash flow estimates, higher customer churn and slower growth rates in our industry. We have experienced impairment charges in the past. As we continue to assess the ongoing expected cash flows and carrying amounts of our goodwill and other intangible assets, changes in economic conditions, changes to our business strategy, changes in operating performance or other indicators of impairment could cause us to record a significant impairment charge during the period in which the impairment is determined, negatively impacting our results of operations and financial position.

We may have exposure to greater than anticipated tax liabilities and the use of our net operating losses and certain other tax attributes could be limited in the future.

As of December 31, 2011, we had approximately $494.0 million of tax net operating losses for federal income tax purposes and approximately $796.5 million of tax net operating losses for state income tax purposes, which includes federal and state net operating losses acquired in connection with our recent acquisitions. The tax net operating losses for federal income tax purposes begin to expire in 2019 and the tax net operating losses for state income tax purposes began to expire in 2011.

Our future income taxes could be adversely affected by changes in the valuation of our deferred tax assets and liabilities or by changes in tax laws, regulations, accounting principles or interpretations thereof. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

An "ownership change" that occurs during a "testing period" (as such terms are defined in Section 382 of the Internal Revenue Code of 1986, as amended) could place significant limitations, on an annual basis, on the use of such net operating losses to offset future taxable income we may generate. In general, future stock transactions and the timing of such transactions could cause an "ownership change" for income tax purposes. Such transactions may include our purchases under our share repurchase program, additional issuances of common stock by us and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control. Calculations of an "ownership change" under Section 382 are complex and to some extent are dependent on information that is not publicly available. The risk of an "ownership change" occurring could increase if additional shares are repurchased, if additional persons acquire five percent or more of our outstanding common stock in the near future and/or current five percent stockholders increase their interest. Due to this risk, we monitor our purchases of additional shares of our common stock. Since an "ownership change" also could result from a change in control of our company, with subsequent annual limitations on the use of our net operating losses, this could discourage a change in control.

Risks Related to Our Liquidity and Financial Resources

Our indebtedness could adversely affect our financial health and limit our ability to react to changes in our industry.

As of December 31, 2011, we had $624.8 million outstanding principal amount of long-term debt, which consisted of $324.8 million outstanding principal amount of ITC^DeltaCom's 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes") and $300.0 million outstanding principal amount of EarthLink's 8.875% senior notes due 2019 (the "Senior Notes"). We also have an additional $150.0 million of unutilized capacity under our senior secured revolving credit facility and we may incur significant additional indebtedness in the future. Our substantial indebtedness may:

- make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments on our indebtedness;
- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;
- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;
- require us to use a substantial portion of our cash flow from operations to make debt service payments;
- limit our flexibility to plan for, or react to, changes in our business and industry;
- place us at a competitive disadvantage compared to our less leveraged competitors; and

- increase our vulnerability to the impact of adverse economic and industry conditions.

Our ability to make payments on or to refinance our indebtedness will depend on our ability in the future to generate cash flows from operations, which is subject to all the risks of our business. We may not be able to generate sufficient cash flows from operations for us to repay our indebtedness when such indebtedness becomes due and to meet our other cash needs.

The agreements that govern the ITC^DeltaCom Notes, Senior Notes and senior secured revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit or restrict, among other things, our ability and the ability of our restricted subsidiaries to:

- incur or guarantee additional indebtedness or issue preferred stock;
- pay dividends or make other distributions to stockholders;
- purchase or redeem capital stock or subordinated indebtedness;
- make investments;
- create liens or use assets as security;
- enter into agreements restricting such restricted subsidiaries' ability to pay dividends, make loans or transfer assets to us or other restricted subsidiaries;
- engage in transactions with affiliates; and
- consolidate or merge with or into other companies or transfer all or substantially all of our or their assets.

If we breach any of these covenants, a default could result under one or more of these agreements, which may require us to repay some or all of our indebtedness.

We may require additional capital to support business growth, and this capital may not be available to us on acceptable terms, or at all.

We will require substantial capital to maintain, upgrade and enhance our network facilities and operations. We may also require additional capital to support our business growth, including the need to develop new services and products, invest in data center space to support new cloud and managed IT services, enhance our operating infrastructure and acquire complementary businesses and technologies. While we have historically been able to fund capital expenditures from cash generated by operations, the other risk factors described in this section could materially reduce cash available from operations or significantly increase our capital expenditures requirements. We may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. We may not be able to secure additional debt or equity financing on favorable terms, or at all, at the time when we need such funding. If we are unable to obtain additional capital when needed, we may not be able to pursue our growth strategy and our business could suffer. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. In addition, any debt financing that we may obtain in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Risks Related to Ownership of Our Common Stock

We may reduce, or cease payment of, quarterly cash dividends.

The payment of future quarterly dividends is discretionary and is subject to determination by our Board of Directors each quarter following its review of our financial condition, results of operations, cash requirements, investment opportunities and such other factors as are deemed relevant by our Board of Directors. Changes in our business needs, including funding for acquisitions and working capital, or a change in tax laws relating to dividends, among other factors, could cause our Board of Directors to decide to reduce, or cease the payment of, dividends in the future. In addition, the agreements governing our Senior Notes and our senior secured revolving credit facility contain restrictions on the amount of dividends we can pay. There can be no assurance that we will not decrease or discontinue quarterly cash dividends, and if we do, our stock price could be negatively impacted.

Our stock price may be volatile.

The trading price of our common stock may be subject to fluctuations in response to certain events and factors, such as our entry into business combinations or other major transactions; quarterly variations in results of operations; changes in financial estimates; changes in recommendations or reduced coverage by securities analysts; the operating and stock price performance of other companies that investors may deem comparable to us; news reports relating to trends in the markets in which we operate; market trends unrelated to our performance; and general economic conditions. A significant drop in our stock price could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect our business. Finally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted stock incentive awards.

Provisions of our third restated certificate of incorporation, amended and restated bylaws and other elements of our capital structure could limit our share price and delay a change of management.

Our third restated certificate of incorporation, amended and restated bylaws and shareholder rights plan contain provisions that could make it more difficult or even prevent a third party from acquiring us without the approval of our incumbent Board of Directors. These provisions, among other things, limit the right of stockholders to call special meetings of stockholders and authorize the Board of Directors to issue preferred stock in one or more series without any action on the part of stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and significantly impede the ability of the holders of our common stock to change management. In addition, we have adopted a rights plan, which has anti-takeover effects. The rights plan, if triggered, could cause substantial dilution to a person or group that attempts to acquire our common stock on terms not approved by the Board of Directors. These provisions and agreements that inhibit or discourage takeover attempts could reduce the market value of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease or own several facilities for corporate offices, sales offices, data centers, switch sites and other facilities across our nationwide service area. These leases have various expiration dates through 2024. We believe our facilities are suitable and adequate for our business operations.

Office space. Our corporate headquarters is in Atlanta, Georgia, where we occupy approximately 76,000 square feet under a lease that will expire in 2014. Our other main facilities for corporate offices include 53,000 square feet in Vancouver, Washington under a lease that will expire in 2012, 34,000 square feet in Anniston, Alabama under a lease that will expire in 2018, 54,000 square feet in Huntsville, Alabama under a lease that will expire in 2013, 75,000 square feet in Burlington, Massachusetts under a lease that will expire in 2019 and 65,000 square feet in Rochester, New York under a lease that will expire in 2021. We also lease multiple sales offices in locations throughout the United States. We own an administrative office in Arab, Alabama.

Data centers. We operate four data centers. We own a data center facility in Atlanta, Georgia and we lease data center facilities in Marlboro, Massachusetts, Rochester, New York and Columbia, South Carolina.

Network. We own switch sites in Anniston, Birmingham and Montgomery, Alabama and in Nashville, Tennessee. We lease space for switch sites in various cities throughout the southeastern and northeastern United States. As part of our fiber optic network, we own or lease rights-of-way, land, and point-of-presence space throughout the southeastern and northeastern United States.

Item 3. Legal Proceedings.

We are party to various disputes, litigation or other legal proceedings arising from normal business activities. The result of any current or future disputes, litigation or other legal proceedings is inherently unpredictable. Our management, however, believes that there are no disputes, litigation or other legal proceedings asserted or pending against us that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows, and believes that adequate provision for any probable and estimable losses has been made in our consolidated financial statements.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "ELNK." The following table sets forth the high and low sale prices for our common stock for the periods indicated, as reported by the NASDAQ Global Market.

	EarthLink, Inc.	
	High	**Low**
Year Ended December 31, 2010		
First Quarter	$8.78	$7.95
Second Quarter	9.35	7.96
Third Quarter	9.13	7.85
Fourth Quarter	9.29	8.51
Year Ended December 31, 2011		
First Quarter	$8.95	$7.73
Second Quarter	8.40	7.35
Third Quarter	8.18	6.52
Fourth Quarter	7.35	5.97
Year Ending December 31, 2012		
First Quarter (through January 31, 2012)	$7.23	$6.42

The last reported sale price of our common stock on the NASDAQ Global Market on January 31, 2012 was $7.21 per share.

Holders

There were approximately 1,586 holders of record of our common stock on January 31, 2012.

Dividends

Prior to 2009, we had never declared or paid cash dividends on our common stock. During 2009, we began paying quarterly cash dividends. During the years ended December 31, 2009, 2010 and 2011, cash dividends declared were $0.28 per common share, $0.62 per common share and $0.20 per common share, respectively, and total dividend payments were $30.0 million, $67.5 million and $22.9 million, respectively. We currently intend to continue to pay regular quarterly dividends on our common stock. Any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant. In addition, the agreements governing our Senior Notes and our senior secured revolving credit facility contain restrictions on the amount of dividends we can pay.

Performance Graph

The following indexed line graph indicates our total return to stockholders from December 31, 2006 to December 31, 2011, as compared to the total return for the Russell 2000 and NASDAQ Telecomm indices for the same period. The calculations in the graph assume that $100 was invested on December 31, 2006 in our common stock and each index and also assumes dividend reinvestment.



2006
2007
2008
2009
2010
2011
EarthLink, Inc.
Russell 2000 Index
NASDAQ Telecomm Index

	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
EarthLink, Inc.	$100.0	$ 99.6	$95.2	$121.0	$134.5	$103.5
Russell 2000 Index	100.0	98.4	65.2	82.9	105.2	100.8
NASDAQ Telecomm Index	100.0	109.7	62.8	93.8	98.6	87.6

Share Repurchases

The number of shares repurchased and the average price paid per share for each month in the three months ended December 31, 2011 are as follows:

2011	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Program (1)	Maximum Dollar Value that May Yet be Purchased Under the Program
	(in thousands, except average price paid per share)			
October 1 through October 31	703	$6.49	703	$102,754
November 1 through November 30	—	—	—	102,754
December 1 through December 31	622	6.15	622	98,927
Total	1,325		1,325	

(1) Since the inception of the share repurchase program ("Repurchase Program"), the Board of Directors has authorized a total of $750.0 million for the repurchase of our common stock. The Board of Directors has also approved repurchasing common stock pursuant to plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. We may repurchase our common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, and subject to market conditions and other factors. The Repurchase Program does not require EarthLink to acquire any specific number of shares and may be terminated at any time.

Item 6. Selected Financial Data.

The following selected consolidated financial data was derived from our consolidated financial statements. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2007	2008	2009	2010 (1)	2011 (1)
	(in thousands, except per share amounts)				
Statement of operations data:					
Revenues	$1,215,994	$ 955,577	$723,729	$622,212	$1,314,104
Operating costs and expenses (2)(3)	1,167,960	790,970	541,571	460,519	1,188,995
Income from operations	48,034	164,607	182,158	161,693	125,109
Income (loss) from continuing operations (4)	(64,795)	187,090	287,118	81,480	34,567
Loss from discontinued operations (5)	(80,302)	(8,506)	—	—	—
Net income (loss)	(145,097)	178,584	287,118	81,480	34,567
Basic net income (loss) per share					
Continuing operations	$ (0.53)	$ 1.71	$ 2.69	$ 0.75	$ 0.32
Discontinued operations	(0.66)	(0.08)	—	—	—
Basic net income (loss) per share	$ (1.19)	$ 1.63	$ 2.69	$ 0.75	$ 0.32
Diluted net income (loss) per share					
Continuing operations	$ (0.53)	$ 1.68	$ 2.66	$ 0.74	$ 0.32
Discontinued operations	(0.66)	(0.08)	—	—	—
Diluted net income (loss) per share	$ (1.19)	$ 1.61	$ 2.66	$ 0.74	$ 0.32
Cash dividends declared per common share	$ —	$ —	$ 0.28	$ 0.62	$ 0.20
Basic weighted average common shares outstanding	121,633	109,531	106,909	108,057	108,098
Diluted weighted average common shares outstanding	121,633	111,051	108,084	109,468	108,949
Cash flow data:					
Cash provided by operating activities	88,789	230,612	208,622	154,449	146,234
Cash provided by (used in) investing activities	13,936	107,124	(37,121)	(454,193)	141,594
Cash used in financing activities	(87,267)	(24,999)	(47,070)	(68,299)	(318,997)

	As of December 31,				
	2007	2008	2009	2010	2011
			(in thousands)		
Balance sheet data:					
Cash and cash equivalents	$ 173,827	$ 486,564	$ 610,995	$ 242,952	$ 211,783
Investments in marketable securities	114,768	47,809	84,966	320,118	29,607
Cash and marketable securities	288,595	534,373	695,961	563,070	241,390
Total assets	729,970	845,866	1,074,618	1,523,918	1,680,451
Long-term debt, including long-term portion of capital leases (6)	208,472	219,733	232,248	594,320	653,765
Total liabilities	415,452	359,391	340,594	766,050	927,307
Accumulated deficit	(1,191,390)	(1,016,833)	(729,715)	(648,235)	(613,668)
Stockholders' equity	314,518	486,475	734,024	757,868	753,144

(1) On December 8, 2010, we acquired ITC^DeltaCom, a provider of integrated communications services to customers in the southeastern U.S. On April 1, 2011, we acquired One Communications, a privately-held integrated telecommunications solutions provider serving customers in the Northeast, Mid-Atlantic and Upper Midwest The results of operations of ITC^DeltaCom and One Communications have been included in our consolidated financial statements since the acquisition date. The comparison of selected financial data is affected by these acquisitions and, to a lesser extent, by other smaller acquisitions completed during the year ended December 31, 2011.

(2) Operating costs and expenses for the years ended December 31, 2008, 2009 and 2010 include non-cash impairment charges of $78.7 million, $24.1 million and $1.7 million, respectively, related to goodwill and certain intangible assets of New Edge in our Business Services segment. During 2008 and 2009, we concluded the carrying value of these assets were impaired in conjunction with our annual tests of goodwill and intangible assets deemed to have indefinite lives. During 2010, we decided to re-brand the New Edge name as EarthLink Business and wrote off our New Edge trade name.

(3) Operating costs and expenses for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 include restructuring and acquisition-related costs of $65.4 million, $9.1 million, $5.6 million, $22.4 million and $32.1 million, respectively.

(4) During the years ended December 31, 2008 and 2009, we recorded income tax benefits in the Statement of Operations of approximately $56.1 million and $198.8 million, respectively, from releases of our valuation allowance related to deferred tax assets. These deferred tax assets related primarily to net operating loss carryforwards which we determined we will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in the future.

(5) In November 2007, management concluded that the municipal wireless broadband operations were no longer consistent with our strategic direction and our Board of Directors authorized management to pursue the divestiture of our municipal wireless broadband assets. As a result of that decision, we classified the municipal wireless broadband assets as held for sale and presented the municipal wireless broadband operations as discontinued operations for all periods presented.

(6) Includes the carrying amount of ITC^DeltaCom's 10.5% senior secured notes due on April 1, 2016, EarthLink's 8⅞% Senior Notes due 2019, and EarthLink's convertible senior notes due November 15, 2026. In December 2010, we assumed the ITC^DeltaCom Notes in our acquisition of ITC^DeltaCom. In May 2011, we issued $300.0 million aggregate principal amount of 8⅞% Senior Notes due 2019. In November 2011, we redeemed our convertible senior notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Safe Harbor Statement

The Management's Discussion and Analysis and other portions of this Annual Report on Form 10-K include "forward-looking" statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described. Although we believe that the expectations expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. With respect to such forward-looking statements, we seek the protections afforded by the Private Securities Litigation Reform Act of 1995. These risks include, without limitation (1) that we may not be able to execute our strategy to grow our business services revenue, which could adversely impact our results of operations and cash flows; (2) that we may be unsuccessful integrating acquisitions into our business, which could result in operating difficulties, losses and other adverse consequences; (3) that we may be unable to successfully identify, manage and assimilate future acquisitions, which could adversely affect our results of operations; (4) that if we are unable to adapt to changes in technology and customer demands, we may not remain competitive, and our revenues and operating results could suffer; (5) that our failure to achieve operating efficiencies will adversely affect our results of operations; (6) that unfavorable general economic conditions could harm our business; (7) that we face significant competition in the communications and managed IT services industry that could reduce our profitability; (8) that decisions by the Federal Communications Commission relieving incumbent carriers of certain regulatory requirements, and possible further deregulation in the future, may restrict our ability to provide services and may increase the costs we incur to provide these services; (9) that if we are unable to interconnect with AT&T, Verizon and other incumbent carriers on acceptable terms, our ability to offer competitively priced local telephone services will be adversely affected; (10) that our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services; (11) that we may experience reductions in switched access and reciprocal compensation revenue; (12) that failure to obtain and maintain necessary permits and rights-of-way could interfere with our network infrastructure and operations; (13) that our rights to use the fiber that makes up our network may be affected by the financial health of, or disputes with, our fiber providers; (14) that we have substantial business relationships with several large telecommunications carriers, and some of our customer agreements may not continue due to financial difficulty, acquisitions, non-renewal or other factors, which could adversely affect our revenue and results of operations; (15) that our commercial and alliance arrangements may not be renewed or may not generate expected benefits, which could adversely affect our results of operations; (16) that our consumer business is dependent on the availability of third-party network service providers; (17) that we face significant competition in the Internet industry that could reduce our profitability; (18) that the continued decline of our consumer access subscribers, combined with the change in mix of our consumer access base from narrowband to broadband, will adversely affect our results of operations; (19) that potential regulation of Internet service providers could adversely affect our operations; (20) that we may be unable to hire and retain sufficient qualified personnel, and the loss of any of our key executive officers could adversely affect us; (21) that privacy concerns relating to our business could damage our reputation and deter current and potential users from using our services; (22) that security breaches could damage our reputation and harm our operating results; (23) that interruption or failure of our network and information systems and other technologies could impair our ability to provide our services, which could damage our reputation and harm our operating results; (24) that our business depends on effective business support systems and processes; (25) that government regulations could adversely affect our business or force us to change our business practices; (26) that our business may suffer if third parties are unable to provide services or terminate their relationships with us; (27) that we may not be able to protect our intellectual property; (28) that we may be accused of infringing upon the intellectual property rights of third parties, which is costly to defend and could limit our ability to use certain technologies in the future; (29) that if we, or other industry participants, are unable to successfully defend against legal actions, we could face substantial liabilities or suffer harm to our financial and operational prospects; (30) that we may be required to recognize additional impairment charges on our goodwill and intangible assets, which would adversely affect our results of operations and financial position; (31) that we may have exposure to greater than anticipated tax liabilities and the use of our net operating losses and certain other tax attributes could be limited in the future; (32) that our indebtedness could adversely affect our financial health and limit our ability to react to changes in our industry; (33) that we may require additional capital to support business growth, and this capital may not be available to us on acceptable terms, or at all; (34) that we may reduce, or cease payment of, quarterly cash dividends; (35) that our stock price may be volatile; and (36) that provisions of our third restated certificate of incorporation, amended and restated bylaws and other elements of our capital structure could limit our share price and delay a change of management. These risks and uncertainties are described in greater detail in Item 1A of Part I, "Risk Factors."

Overview

EarthLink, Inc. ("EarthLink" or the "Company"), together with its consolidated subsidiaries, is a leading network, communications and IT services provider to business and residential customers in the United States. We operate two reportable segments, Business Services and Consumer Services. Our Business Services segment provides a broad range of data, voice, managed IT and equipment services to business customers. Our Consumer Services segment provides nationwide Internet access and related value-added services to residential customers. We operate an extensive network including approximately 28,800 route miles of fiber, 90 metro fiber rings and four enterprise-class data centers that provide IP coverage across more than 90 percent of the United States.

Highlights

Acquisitions. During late 2010 and early 2011, we entered into two transactions that transformed our business from being primarily an Internet services provider ("ISP") to residential customers into a network and communications provider for business customers. In December 2010, we completed the acquisition of ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern U.S. In April 2011, we completed the acquisition of One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the Northeast, Mid-Atlantic and Upper Midwest. Through these acquisitions we acquired substantial fiber assets, which enabled us to broaden our range of products and services in our Business Services segment. We now offer a robust suite of business services, including data and voice, and have more scale in the markets we serve. During 2011, we rebranded our retail Business Services as EarthLink Business™ and our wholesale Business Services as EarthLink Carrier.

During 2011, we also entered into other strategic transactions in order to complement our business services and expand our managed services portfolio. In March 2011, we acquired Saturn Telecommunication Services Inc. and affiliates ("STS Telecom"), a privately-held company that operates a sophisticated Voice-over-Internet Protocol ("VoIP") platform that we have leveraged on a nationwide basis as part of our Business Services offerings. In May 2011, we acquired Logical Solutions.net, Inc. ("Logical Solutions"), a privately-held company that provides a suite of cloud computing and hosted network and security services. In July 2011, we acquired Business Vitals, LLC., a privately-held company that provides national managed IT security and professional services. In September 2011, we acquired the xDefenders assets of Synergy Global Solutions, Inc., a managed IT security provider. Finally, in December 2011, we acquired an IT Solutions Center and application service from Synergy Global Solutions, Inc. We believe these transactions will further establish EarthLink as a leading network, communications and IT services provider.

Debt securities and credit facility. In May 2011, we issued $300.0 million aggregate principal amount of 8⅞% senior notes due 2019. We also entered into a $150.0 million senior secured revolving credit facility. No amounts were outstanding under the senior secured revolving credit facility as of December 31, 2011. In November 2011, we redeemed or repurchased all of our outstanding $255.8 million convertible senior notes due November 15, 2026. The new debt securities and credit facility were entered into in anticipation of the redemption of our convertible senior notes and opportunities to grow our business, including potential future strategic transactions.

Results of operations. We generated revenues of $1.3 billion during the year ended December 31, 2011, an increase from $0.6 billion during the year ended December 31, 2010, primarily due to the inclusion of revenues from our acquired businesses. Net income was $34.6 million during the year ended December 31, 2011, a decrease from $81.5 million during the year ended December 31, 2010, and Adjusted EBITDA (a non-GAAP measure, see Non-GAAP Financial Measures in "Management's Discussion and Analysis" in Item 7 of Part II) was $330.7 million during the year ended December 31, 2011, an increase from $219.1 million during the year ended December 31, 2010. The increase in Adjusted EBITDA was primarily due to inclusion of Adjusted EBITDA generated from our acquired businesses. The decrease in net income was primarily due to depreciation and amortization expense resulting from property and equipment and intangible assets obtained in our acquisitions and an increase in interest expense resulting from acquired and new debt securities.

Business Strategy

Since December 2010, we have significantly expanded our business and revenues through acquisitions, including two large integrated communication services providers and several new product and service capabilities. In December 2011, we launched a nationwide suite of business voice, data and Internet solutions. In addition to leveraging our regional fiber network and nationwide network reach to provide a broad range of communications services, we are deploying a wide array of cloud, managed security and IT support services. Our strategy for growth is for EarthLink to serve as an IT services company for businesses with IT and network security needs. We want our business to be more than a traditional telecommunications company. We believe we are positioning EarthLink to be a trusted managed communications and IT services partner. The key elements of our business strategy are as follows:

Offer a complete package of managed communications and IT services. We provide a nationwide suite of business voice, data and Internet solutions using a blend of access technologies to meet our customer's specific needs. We recently expanded our IT services capabilities, including hosted VoIP, virtual computing and managed IT and cloud security. We are focused on continuing to broaden our suite of products and services to offer a complete package of network connectivity and IT services and to design and implement solutions to address the evolving business and infrastructure needs of our customers.

Add new customer relationships. We are focused on adding new customers through new and existing channels, leveraging distribution channels and positioning our business to take advantage of important trends in the markets for our products and services. We believe we have a unique, comprehensive solution to offer business customers. We are upgrading and evolving our go to market strategy. This includes investment to improve the quality of our sales force, investment in alternative sales motions, both inside sales and through partner relationships, and investment in the EarthLink brand. We recently restructured our sales and account management around customer size and complexity. We believe this model aligns our customer facing organizations around customer needs, complexity and spend, and provides more geographic presence.

Leverage our existing customer relationships. We are focused on leveraging our existing customer relationships, favorable brand image and experience in providing IP communication and managed services, in order to profitably grow our business services revenue. We believe that upselling our new suite of products and services to existing customers is an important opportunity for revenue growth and customer retention. This includes selling managed security and IT services to our existing network connectivity customers, as well as selling network connectively to existing managed security and IT services customers. In addition, certain of our business service revenues have been declining due to competitive pressures in the industry, and we expect revenues from certain aspects of these businesses to continue to decline. We are focused on managing this decline by executing on opportunities to leverage these customer relationships by proposing our new technology platform.

Provide a superior customer experience. We are committed to providing high-quality customer service and continuing to monitor customer satisfaction in all facets of our business. We believe focusing on the customer relationship increases loyalty and reduces churn. We believe that our customizable communications portfolio, blend of access technologies for connectivity and new portfolio of cloud, managed security and IT services are key differentiators that can help us build long-term customer relationships. With our recently launched nationwide service, we also launched myLink™, a new, secure customer portal, which provides customers with a centralized tool for 24/7 self-service applications, reporting and management features. We are focused on creating a customer-focused organization that will provide a consistent nationwide approach to offering and supporting EarthLink products and services.

Successfully integrate acquisitions. We are focused on successfully integrating our acquisitions in order to realize synergies and cost benefits and increase the scale and scope of our product offerings. This includes the integration of operating support systems, networks, sales forces, marketing channels, product offerings and personnel. To date, we have consolidated and integrated network operations centers, sales platforms and certain billing platforms, as well as launched a nationwide product portfolio. We are currently involved in the integration of additional billing platforms, financial systems and other operating support systems. We believe that our competitive positioning with current and existing customers will be strengthened by our ability to continue to successfully integrate recent and other potential acquisitions, especially integrating our new IT services capabilities.

Selectively pursue potential strategic acquisitions. In addition to our recent acquisitions, we will continue to selectively evaluate and consider other potential strategic transactions that we believe will complement and grow our business. Our acquisition strategy may include investments or acquisitions of new product and services capabilities, data centers, network assets or business customers to achieve greater national scale.

Challenges and Risks

The primary challenges we face in executing our business strategy are successfully transitioning from a traditional communications provider to a managed IT services provider, providing products and services that meet changing customer needs on a timely and cost effective basis, responding to competitive and economic pressures, managing the rate of decline in certain revenue streams, successfully integrating our acquisitions to achieve expected synergies and cost savings, implementing operating efficiencies and adapting to regulatory changes and initiatives. Our future success for growth depends on the timing and market acceptance of our new products and services, our ability to market our services in a cost-effective manner to new customers, our ability to differentiate our services from those of our competitors, our ability to maintain and expand our sales to existing customers, our ability to strengthen awareness of our brand, our ability to ensure effective training and product knowledge of our sales force and the reliability and quality of our services. The factors we believe are instrumental to the achievement of our business strategy may be subject to competitive, regulatory and other events and circumstances that are beyond our control. For a complete list of all risks and uncertainties inherent in our business, please refer to the detailed cautionary statements and risk factors included under "Risk Factors" in Item 1A of Part I and under "Safe Harbor Statement" in Item 7 of Part II.

Revenue Sources

Business Services. Our Business Services segment earns revenue by providing a broad range of data, voice, managed IT and equipment services to businesses, enterprise organizations and communications carriers. We present our Business Services revenue in the following three categories: (1) retail services, which includes data, voice and managed IT services provided to businesses and enterprise organizations; (2) wholesale services, which includes the sale of transmission capacity to other telecommunications carriers; and (3) other services, which includes the sale of customer premises equipment and web hosting. Our managed IT services, which are included within our retail services, include cloud computing, data centers, virtualization, security, applications, premises-based solutions, managed solutions and support services. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; equipment fees; and termination fees.

Consumer Services. Our Consumer Services segment earns revenue by providing nationwide Internet access and related value-added services to residential customers. We present our Consumer Services in two categories: (1) access services, which includes narrowband access services and broadband access services; and (2) value-added services, which includes revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting; search revenues; and advertising revenues. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment.

Trends in our Business

Our financial results are impacted by several significant trends, which are described below. We expect that these will continue to affect our results of operations, cash flows and financial position.

Business Services. We operate in the communications industry. The communications industry is highly competitive, and we expect this competition to intensify. These markets are rapidly changing due to industry consolidation, an evolving regulatory environment and the emergence of new technologies. The industry for cloud, managed security and IT support services is relatively new and continues to evolve. Merger and acquisition transactions have created more significant competitors for us and have reduced the number of vendors from which we may purchase network elements we leverage to operate our business. Certain of our business service revenues have been declining due to competitive pressures in the industry, and we expect revenues from certain aspects of these businesses to continue to decline. In addition, we expect revenues to be adversely impacted as a result of new rules recently adopted by the FCC regarding intercarrier compensation.

Our business customers are particularly exposed to a weak economy. We believe that the financial and economic pressures faced by our business customers in this environment of diminished consumer spending, corporate downsizing and tightened credit have had, and may continue to have, an adverse effect on our results of operations, including longer sales cycles and increased customer demands for price reductions in connection with contract renewals.

To combat trends in our business services revenue, we are focused on building long-term customer relationships. We believe that our customizable communications portfolio, blend of access technologies for connectivity and new portfolio of cloud, managed security and IT services are key differentiators that can help us build long-term customer relationships. We seek to grow our business services revenue by selling new services to our existing customer base, including our new cloud, managed security and IT support services, and generating sales to new customers. However, we have and may continue to experience pressure on revenue and operating expenses for our business services as a result of competition or current economic conditions.

Consumer Services. We operate in the Internet access services market, which is characterized by intense competition, changing technology, changes in customer needs and new service and product introductions. Our narrowband subscriber base and revenues have been declining and are expected to continue to decline due to the continued maturation of the market for narrowband access. Consumers continue to migrate from dial-up to broadband access. Technologies such as high-speed data-over-cable-service-interface specification, or DOCSIS, technology offered by many cable broadband providers and advanced fiber-based technologies being utilized by AT&T and Verizon may adversely affect our broadband and dial-up access businesses. The increasing use of wireless communication, VoIP providers and the acceleration of the adoption of broadband due to government funding to deploy broadband to rural areas could also negatively impact our consumer business. Our dial-up services are dependent on dial-up modems and an increasing number of computer manufacturers do not pre-load their new computers with dial-up modems, requiring the user to separately acquire a modem to access our services. Additionally, our consumer access services are discretionary and dependent upon levels of consumer spending. Unfavorable economic conditions could cause customers to slow spending in the future, which could adversely affect our revenues and churn.

Consistent with trends in the Internet access industry, the mix of our consumer access subscriber base has been shifting from narrowband access to broadband access customers. Consumer broadband access revenues have lower gross margins than narrowband revenues due to the costs associated with delivering broadband services. This change in mix has negatively affected our profitability and we expect this trend to continue as broadband subscribers continue to become a greater proportion of our consumer access subscriber base.

To combat trends in our consumer revenues, we are focused on customer retention and operational efficiency. As a result, we have realized benefits from a subscriber base that is longer tenured, such as reduced support costs and lower bad debt expense. We expect this trend to continue. However, we may not be able to continue to reduce our cost structure to the same extent as the declines in revenue and our cost reduction initiatives might not yield the anticipated benefits. In addition, we have done, and expect to continue to do, targeted price increases, which could negatively impact our churn rates.

Consolidated Results of Operations

The following comparison of statement of operations data is affected by our acquisition of ITC^DeltaCom on December 8, 2010 and our acquisition of One Communications on April 1, 2011. The results of operations of ITC^DeltaCom and One Communications are included in our operating results beginning on the respective acquisition dates. Due to these acquisitions, direct comparisons of our results of operations for the years ended December 31, 2010 and 2011 with the prior years are less meaningful than usual since most of the significant year over year variances are caused by the acquisitions. The following comparison of statement of operations data is also affected, to a lesser extent, by our other acquisitions completed during 2011.

The following table sets forth statement of operations data for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
		(in thousands)	
Revenues	$723,729	$ 622,212	$1,314,104
Operating costs and expenses:			
Cost of revenues (exclusive of depreciation and amortization shown separately below)	265,668	234,633	590,486
Selling, general and administrative (exclusive of of depreciation and amotization shown separately below)	222,181	178,417	406,358
Depreciation and amortization	23,962	23,390	160,083
Impairment of goodwill and intangible assets	24,145	1,711	—
Restructuring and acquisition-related costs	5,615	22,368	32,068
Total operating costs and expenses	541,571	460,519	1,188,995
Income from operations	182,158	161,693	125,109
Interest expense and other, net	(21,125)	(23,409)	(70,640)
Income before income taxes	161,033	138,284	54,469
Income tax benefit (provision)	126,085	(56,804)	(19,902)
Net income	$287,118	$ 81,480	$ 34,567

Revenues

The following table presents revenues by groups of similar services and by segment for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,			2010 vs. 2009		2011 vs. 2010	
	2009	2010	2011	$ Change	% Change	$ Change	% Change
				(dollars in thousands)			
Business Services							
Retail services	$ 69,845	$ 88,739	$ 760,158	$ 18,894	27%	$671,419	757%
Wholesale services	40,047	36,792	136,224	(3,255)	−8%	99,432	270%
Other	38,425	35,233	41,877	(3,192)	−8%	6,644	19%
Total revenues	148,317	160,764	938,259	12,447	8%	777,495	484%
Consumer Services							
Access services	503,769	403,174	323,998	(100,595)	−20%	(79,176)	−20%
Value-added services	71,643	58,274	51,847	(13,369)	−19%	(6,427)	−11%
Total revenues	575,412	461,448	375,845	(113,964)	−20%	(85,603)	−19%
Total revenues	$723,729	$622,212	$1,314,104	$(101,517)	−14%	$691,892	111%

Business Services

The increase in Business Services revenues from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to the inclusion of $26.6 million of ITC^DeltaCom revenues for the period December 8, 2010 through December 31, 2010. This was partially offset by a decrease in revenues for certain legacy products due to subscriber churn and due to competitive pressures, which decreased the rate at which new customers were added and increased promotions and retention incentives necessary to attract and retain customers.

The increase in Business Services revenue from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to $785.4 million of revenues generated from our acquired businesses, including ITC^DeltaCom, One Communications and STS Telecom. This was partially offset by a decrease in revenues for certain legacy products, including web hosting and lower-end, single site broadband services.

We expect Business Services segment revenues to increase in 2012 due to the inclusion of a full year of One Communications revenue, and as we seek to grow our business services revenues. However, Business Services segment revenues may be adversely impacted by competition, regulatory changes, shifting patterns of use, convergence of technology and general economic conditions. We expect revenues to be adversely impacted as a result of new rules recently adopted by the FCC regarding intercarrier compensation. To combat competitive pressures, we continue to emphasize our customizable communications portfolio, blend of access technologies for connectivity and new portfolio of cloud, managed security and IT services.

Consumer Services

Access services. The decreases in consumer access revenues over the past two years were due to decreases in average consumer access subscribers, which were 2.3 million, 1.8 million and 1.5 million during the years ended December 31, 2009, 2010 and 2011, respectively. Narrowband access comprised a larger portion of the average consumer access subscriber decreases as our consumer access subscriber base continues to shift towards broadband subscribers. Average narrowband subscribers were approximately 63%, 59% and 56% of average consumer access subscribers during the years ended December 31, 2009, 2010 and 2011, respectively. The decreases in average consumer access subscribers resulted from reduced sales and marketing activities, the continued maturation of and competition in the market for narrowband Internet access and competitive pressures in the industry. To combat revenue declines, we continue to focus on the retention of customers and on marketing channels that we believe will produce an acceptable rate of return. Our monthly consumer subscriber churn rates were 3.6%, 3.0% and 2.6% during the years ended December 31, 2009, 2010 and 2011, respectively, which moderated the decline in average consumer subscribers. Churn rates decreased due to the increased tenure of our consumer subscriber base.

We expect our consumer access and service subscriber base and revenues to continue to decrease due to limited sales and marketing activities, competitive pressures in the industry and the continued maturation of the market for narrowband Internet access. We expect the rate of churn and revenue decline to continue to decelerate as our customer base becomes longer tenured. However, this trend could change due to competitive pressures or other factors. Consistent with trends in the Internet access industry, we expect the mix of our consumer access subscriber base to continue to shift from narrowband access to broadband access customers.

Value-added services revenues. The decreases in value-added services revenues over the past two years were due primarily to a decrease in search revenues and a decrease in subscribers for certain ancillary services, including security, home networking, Internet call waiting and email by phone services. The decreases resulted from the decline in total average consumer subscribers. Partially offsetting these decreases was an increase in revenue for premium email only.

Cost of revenues

	Year Ended December 31,			2010 vs. 2009		2011 vs. 2010	
	2009	2010	2011	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Business Services	$ 82,420	$ 90,677	$473,004	$ 8,257	10%	$382,327	422%
Consumer Services	183,248	143,956	117,482	(39,292)	−21%	(26,474)	−18%
Total cost of revenues	$265,668	$234,633	$590,486	$(31,035)	−12%	$355,853	152%

Business Services

Cost of revenues for our Business Services segment primarily consists of the cost of connecting customers to our networks via leased facilities; the costs of leasing components of our network facilities; costs paid to third-party providers for interconnect access and transport services; and the cost of equipment sold to customers.

The increase in Business Services cost of revenues from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to the inclusion of $13.0 million of ITC^DeltaCom's cost of revenues for the period December 8, 2010 through December 31, 2010. Also contributing was an increase in cost of revenues as the product mix of our legacy business services has shifted from legacy wholesale products to IP-based network services.

The increase in Business Services cost of revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to $388.7 million of cost of revenues generated from our acquired businesses, including ITC^DeltaCom, One Communications and STS Telecom. Partially offsetting this was a decrease in cost of revenues resulting from network cost efficiencies and a decline in certain legacy products, including web hosting and lower-end, single site broadband services.

Consumer Services

Cost of revenues for our Consumer Services segment primarily consists of telecommunications fees and network operations costs incurred to provide our Internet access services; fees paid to suppliers of our value-added services; fees paid to content providers for information provided on our online properties; and the cost of equipment sold to customers for use with our services. Our principal provider for narrowband services is Level 3 Communications, Inc. We also purchase lesser amounts of narrowband services from certain regional and local providers. Our principal providers of broadband connectivity are AT&T Inc., Bright House Networks, CenturyLink, Inc. (formerly Qwest Communications Corporation), Comcast Corporation, Megapath (formerly Covad Communications Group, Inc.), Time Warner Cable and Verizon Communications, Inc. Cost of revenues for our Consumer Services segment also include sales incentives, which include the cost of promotional products and services provided to potential and new subscribers, including free modems and other hardware and free Internet access on a trial basis.

The decreases in Consumer Services cost of revenues over the past two years were primarily due to the decline in average consumer services subscribers. Also contributing to the decrease from the year ended December 31, 2009 to the year ended December 31, 2010 was a decline in average consumer cost of revenue per subscriber resulting from contract renegotiations with network service providers and internal network cost management efforts.

We expect Consumer Services segment cost of revenues to continue to decrease as a result of declines in average consumer subscribers. Consistent with trends in the Internet access industry, we expect the mix of our consumer access subscriber base to continue to shift from narrowband access to broadband access customers, which will negatively affect our Consumer Services segment cost of revenues due to the higher costs associated with delivering broadband services.

Selling, general and administrative

	Year Ended December 31,			2010 vs. 2009		2011 vs. 2010	
	2009	2010	2011	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Selling, general and administrative expenses	$222,181	$178,417	$406,358	$(43,764)	−20%	$227,941	128%

Selling, general and administrative expenses consist of expenses related to sales and marketing, customer service, network operations, information technology, regulatory, billing and collections, corporate administration, legal and accounting. Such costs include salaries and related employee costs (including stock-based compensation), outsourced labor, professional fees, bad debt, payment processing, property taxes, travel, insurance, rent, advertising and other administrative expenses.

The decrease in selling, general and administrative expenses from the year ended December 31, 2009 to the year ended December 31, 2010 consisted primarily of decreases in personnel-related costs, outsourced labor, advertising expense, bad debt and payment processing fees and legal and professional fees. These decreases resulted from reduced headcount, continued cost reduction initiatives, reduced discretionary sales and marketing spend, and benefits as our overall subscriber base has decreased and become longer tenured. These decreases were partially offset by the inclusion of $10.3 million of ITC^DeltaCom's selling, general and administrative expenses for the period December 8, 2010 through December 31, 2010. Selling, general and administrative expenses decreased from 31% of revenues during the year ended December 31, 2009 to 29% of revenues during year ended December 31, 2010.

The increase in selling, general and administrative expenses from the year ended December 31, 2010 to the year ended December 31, 2011 was due to $252.3 million of selling, general and administrative expenses from our acquired businesses, including ITC^DeltaCom, One Communications and STS Telecom, which are included in our Business Services segment. Partially offsetting this was a decrease in selling, general and administrative expenses in our Consumer Services segment consisting of decreases in personnel-related costs, outsourced labor, advertising expense, bad debt and payment processing fees. The decreases primarily resulted from continued benefits as our overall consumer subscriber base has decreased and become longer tenured. Longer tenured customers have a lower frequency of non-payment and require less customer service and technical support.

We expect that selling, general and administrative expenses will increase in 2012 due to the inclusion of a full year of One Communications selling, general and administrative expenses, and as we seek to grow our business services revenue. However, we expect to realize cost synergies as we integrate our acquisitions. We will continue to seek operating efficiencies, such as consolidating operations and integrating systems.

Depreciation and amortization

	Year Ended December 31,			2010 vs. 2009		2011 vs. 2010	
	2009	2010	2011	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Depreciation expense	$ 16,213	$17,645	$100,864	$1,432	9%	$ 83,219	472%
Amortization expense	7,749	5,745	59,219	(2,004)	−26%	53,474	931%
Total	$ 23,962	$23,390	$160,083	$ (572)	−2%	$136,693	584%

Depreciation and amortization includes depreciation of property and equipment and amortization of definite-lived intangible assets acquired in purchases of businesses and purchases of customer bases from other companies. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the various asset classes. Definite-lived intangible assets, which primarily consist of subscriber bases and customer relationships, acquired software and technology, trade names and other assets, are amortized on a straight-line basis over their estimated useful lives, which range from three to six years.

The increase in depreciation expense from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily attributable to depreciation expense resulting from property and equipment obtained in the acquisition of ITC^DeltaCom. The decrease in amortization expense from the year ended December 31, 2009 to the year ended December 31, 2010 was due to certain identifiable definite-lived intangible assets becoming fully amortized over the past year, which was partially offset by the inclusion of amortization of acquired ITC^DeltaCom intangible assets for the period December 8, 2010 through December 31, 2010.

The increase in depreciation expense from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily attributable to expense resulting from property and equipment obtained in the acquisitions of ITC^DeltaCom on December 8, 2010, One Communications on April 1, 2011 and STS Telecom on March 2, 2011. Also contributing to the increase in depreciation expense was an increase in capital expenditures from our acquired businesses, including customer acquisition costs and costs to maintain and enhance our network. The increase amortization expense from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily attributable to expense resulting from definite-lived intangible assets obtained in the acquisitions of ITC^DeltaCom on December 8, 2010, One Communications on April 1, 2011 and STS Telecom on March 2, 2011.

We expect that depreciation and amortization expense will increase in 2012 compared to the prior year due to the inclusion of a full year of One Communications depreciation and amortization expense, and as we expect to make additional capital investments for customer acquisition costs and costs to maintain and enhance our network. Depreciation and amortization expense may also increase as a result of potential strategic acquisitions.

Impairment of goodwill and intangible assets

During the years ended December 31, 2009 and 2010, we recorded non-cash impairment charges for goodwill and intangible assets of $24.1 million and $1.7 million, respectively. We test goodwill and indefinite-lived intangible assets for impairment annually or when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill. After completing our annual impairment test during the fourth quarter of 2009, we concluded that goodwill and certain intangible assets recorded as a result of the New Edge acquisition were impaired and recorded a non-cash impairment charge related to the New Edge reporting unit of $23.9 million for goodwill. As a result, there is no remaining carrying value related to New Edge goodwill. The primary factor contributing to the impairment charge was continued sales pressure in the small and medium-sized business market due to the economy, which adversely impacted our long-range financial outlook. The annual impairment tests during the fourth quarters of 2010 and 2011 indicated that the fair value of our reporting units exceeded their carrying values. As a result, we concluded that our remaining goodwill was not impaired and did not record a goodwill impairment charge during the years ended December 31, 2010 and 2011.

Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. We had identified three reporting units for evaluating goodwill for the 2009 and 2010 annual impairment tests, which were Consumer Services, New Edge and Web Hosting. We identified seven reporting units for evaluating goodwill for the 2011 annual impairment test, which were Consumer Services, New Edge, ITC^DeltaCom, One Communications, STS Telecom, Managed Services and Web Hosting. The Consumer Services reportable segment was one reporting unit, while the Business Services reportable segment consisted of the remaining reporting units. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results.

Upon completion of the first step of the impairment test during the year ended December 31, 2009, we determined that the carrying value of our New Edge reporting unit exceeded its estimated fair value. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that included the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts were estimated by using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit.

Because indicators of impairment existed for the New Edge reporting unit, we performed the second step of the test. We determined the implied fair value of goodwill in the same manner used to recognize goodwill in a business combination. To determine the implied value of goodwill, we allocated fair values to the assets and liabilities of the New Edge reporting unit. We calculated the implied fair value of goodwill as the excess of the fair value of the New Edge reporting unit over the amounts assigned to its assets and liabilities. We determined the $23.9 million impairment loss during the year ended December 31, 2009 as the amount by which the carrying value of goodwill exceeded the implied fair value of the goodwill.

Indefinite-lived intangible assets. The impairment test for our indefinite-lived intangible assets, which consist of trade names, involves a comparison of the estimated fair value of the intangible asset with its carrying value. We determined the fair value of our trade names using the royalty savings method, in which the fair value of the asset was calculated based on the present value of the royalty stream that we are saving by owning the asset. Given the economic environment and other factors noted above, we decreased our estimates for revenues associated with our New Edge trade name. As a result, we recorded a non-cash impairment charge related to our New Edge trade name of $0.2 million during the year ended December 31, 2009.

In November of 2010, we decided to re-brand the New Edge Networks name as EarthLink Business. We recorded a non-cash impairment charge of $1.7 million during the year ended December 31, 2010 to write-down our New Edge trade name. As a result, there is no remaining carrying value related to the New Edge trade name.

Restructuring and acquisition-related costs

Restructuring and acquisition-related costs consisted of the following during the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
		(in thousands)	
2007 Restructuring Plan	$5,743	$ 1,121	$ 278
Legacy Restructuring Plans	(128)	294	—
Total facility exit and restructuring costs	5,615	1,415	278
Acquisition-related costs	—	20,953	31,790
Restructuring and acquisition-related costs	$5,615	$22,368	$32,068

2007 Restructuring Plan. In August 2007, we adopted a restructuring plan to reduce costs and improve the efficiency of our operations ("the 2007 Plan"). The 2007 Plan was the result of a comprehensive review of operations within and across our functions and businesses. Under the 2007 Plan, we reduced our workforce by approximately 900 employees, consolidated our office facilities in Atlanta, Georgia and Pasadena, California and closed office facilities in Orlando, Florida; Knoxville, Tennessee; Harrisburg, Pennsylvania and San Francisco, California. The 2007 Plan was primarily implemented during the latter half of 2007 and during 2008. However, there have been and may continue to be changes in estimates to amounts previously recorded.

As a result of the 2007 Plan, we recorded facility exit and restructuring costs of $5.7 million, $1.1 million and $0.3 million during the years ended December 31, 2009, 2010 and 2011, respectively. These costs were primarily the result of changes to sublease estimates in our exited facilities and additional costs for lease terminations. Such costs have been classified as restructuring and acquisition-related costs in the Consolidated Statements of Operations.

We expect to incur future cash outflows for real estate obligations through 2014. The following table reconciles the beginning and ending liability balances associated with the 2007 Plan as of December 31,

2011, including changes during the period attributable to costs incurred and charged to expense and costs paid or otherwise settled:

	Facilities	Assets	Total
	(in thousands)		
	$13,613	—	$13,613
Accruals	355	(77)	278
Payments	(6,697)	77	(6,620)
Non-cash charges	161	—	161
	$ 7,432	$—	$ 7,432

Legacy Restructuring Plans. During the years ended December 31, 2003, 2004 and 2005, we executed a series of plans to restructure and streamline our contact center operations and outsource certain internal functions (collectively referred to as "Legacy Plans"). The Legacy Plans included facility exit costs, personnel-related costs and asset disposals. We periodically evaluate and adjust our estimates for facility exit and restructuring costs based on currently-available information. During the year ended December 31, 2009, we recorded a reduction of $0.1 million to facility exit and restructuring costs and during the year ended December 31, 2010, we recorded $0.3 million of facility exit and restructuring costs as a result of changes in estimates for Legacy Plans. All costs related to the Legacy Plans have been paid or otherwise settled.

Acquisition-Related Costs. Acquisition-related costs consist of external costs directly related to EarthLink's acquisitions, including transaction related costs, such as advisory, legal, accounting, valuation and other professional fees; employee severance and retention costs; costs to settle stock-based awards attributable to postcombination service in connection with the ITC^DeltaCom acquisition; facility-related costs, such as lease termination and asset impairments; and integration-related costs, such as system conversion, rebranding costs and integration related consulting and employee costs. Acquisition-related costs are expensed in the period in which the costs are incurred and the services are received and are included in restructuring and acquisition-related costs in the Consolidated Statement of Operations. Acquisition-related costs consisted of the following during the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Transaction-related costs	$ —	$10,164	$ 5,756
Severance and retention costs	—	5,047	16,460
Costs to settle postcombination stock awards	—	5,742	—
Facility-related costs	—	—	5,530
Integration-related costs	—	—	4,044
Total acquisition-related costs	$ —	$20,953	$31,790

We expect to incur additional integration costs related to our recent acquisitions. Once the businesses are integrated, we expect to realize cost synergies from the combined businesses. However, we expect to incur upfront costs to gain these synergies. Such costs may include severance and employee benefits, the elimination of duplicate facilities and contracts and costs to develop common operating platforms.

Interest expense and other, net

Interest expense and other, net, is comprised of interest expense incurred on our debt and capital leases, amortization of debt issuance costs, debt premiums, and debt discounts; interest earned on our cash, cash equivalents and marketable securities; and other miscellaneous income and expense items. The following table presents our interest expense and other, net, during the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,			2010 vs. 2009		2011 vs. 2010	
	2009	2010	2011	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Interest expense	$(26,245)	$(29,692)	$(74,949)	$(3,447)	13%	$(45,257)	152%
Interest income	5,860	5,390	4,678	(470)	−8%	(712)	−13%
Other, net	(740)	893	(369)	1,633	−221%	(1,262)	−141%
Total	$(21,125)	$(23,409)	$(70,640)	(2,284)	11%	(47,231)	202%

The increase in interest expense and other, net, from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to the inclusion of ITC^DeltaCom interest expense. In connection with the ITC^DeltaCom acquisition in December 2010, we assumed $325.0 million aggregate principal amount of ITC^DeltaCom's 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes"). Also contributing to the increase was an increase in interest expense resulting from an increase in accretion of the debt discount relating to our convertible senior notes due 2026 (the "Convertible Notes") and a decrease in interest earned on our cash, cash equivalents and marketable securities, despite an increase in our average cash and marketable securities balance, due to lower investment yields.

The increase in interest expense and other, net, from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to the inclusion of ITC^DeltaCom interest expense for a full year in 2011 and the issuance of new debt in May 2011. In May 2011, we issued $300.0 million aggregate principal amount of 8⅞% Senior Notes due 2019 (the "Senior Notes"). Partially offsetting the increase was a reduction in interest expense due to the redemption and repayment of our outstanding $255.8 million principal amount of Convertible Notes in November 2011.

We expect interest expense and other, net, to decrease in 2012 compared to the prior year as a result of the redemption and repayment of our Convertible Notes.

Income tax benefit (provision)

The following table presents the components of the income tax benefit (provision) during the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Current provision	$ (9,287)	$ (7,268)	$ (3,777)
Deferred benefit (provision)	135,372	(49,536)	(16,125)
Income tax benefit (provision)	$126,085	$(56,804)	$(19,902)

The income tax benefit during year ended December 31, 2009 consisted primarily of a benefit of $198.8 million resulting from the release of a portion of our valuation allowance against our deferred tax assets, primarily related to net operating loss carryforwards. During the year ended December 31, 2009, we determined we will more-likely-than-not be able to utilize these deferred tax assets due to the generation of sufficient taxable income in the future. Offsetting this benefit was an income tax provision of $72.6 million, consisting of $9.3 million state income and federal and state alternative minimum tax ("AMT") amounts payable and $63.3 million for non-cash deferred tax provisions associated with the utilization of net operating loss carryforwards. During the years ended December 31, 2010 and 2011, the current provisions were due to state income and federal and state AMT amounts payable due to the net operating loss carryforward limitations associated with the AMT calculation and the non-cash deferred tax provisions were due primarily to the utilization of net operating loss carryforwards.

As of December 31, 2011, we maintained a valuation allowance of $39.9 million against our unrealized deferred tax assets, which include net operating loss carryforwards. Of this amount, $31.6 million relates to net operating losses generated by the tax benefits of certain stock compensation arrangements. Upon utilization of these net operating losses, the valuation allowance will be removed as an adjustment to additional paid-in-capital. Approximately $7.9 million relates to net operating losses in certain jurisdictions where we believe it is not more-likely-than-not to be recognized in future periods. In addition, a valuation allowance of $0.4 million was established in 2010 relating to stock compensation deferred tax assets.

To the extent we report income in future periods, we intend to use our net operating loss carryforwards, to the extent available, to offset taxable income and reduce cash outflows for income taxes. Our ability to use our federal and state net operating loss carryforwards and federal and state tax credit carryforwards may be subject to restrictions attributable to equity transactions in the future resulting from changes in ownership as defined under the Internal Revenue Code.

Stock-Based Compensation

We measure stock-based compensation cost for all stock awards at fair value on the date of grant and recognition of compensation over the requisite service period for awards expected to vest. The fair value of our stock options is estimated using the Black-Scholes valuation model, and the fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. For performance-based awards, we recognize expense over the requisite service period, net of estimated forfeitures, using the accelerated attribution method when it is probable that the performance measure will be achieved. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from management's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Stock-based compensation expense was $13.2 million, $10.0 million and $13.5 million during the years ended December 31, 2009, 2010 and 2011, respectively. Stock-based compensation expense is classified within selling, general and administrative expenses, which is the same operating expense line item as cash compensation paid to employees.

Segment Results of Operations

We operate two reportable segments, Business Services and Consumer Services. We present our segment information along the same lines that our chief executive reviews our operating results in assessing performance and allocating resources. Our Business Services segment earns revenue by providing a broad range of data, voice, managed IT and equipment services to businesses, enterprise organizations and communications carriers. Our Consumer Services segment provides nationwide Internet access and related value-added services to residential customers.

We evaluate the performance of our operating segments based on segment income from operations. Segment income from operations includes revenues from external customers, related cost of revenues and operating expenses directly attributable to the segment, which include expenses over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, operations expenses, product development expenses, certain technology and facilities expenses, billing operations and provisions for doubtful accounts. Segment income from operations excludes other income and expense items and certain expenses over which segment managers do not have discretionary control. Costs excluded from segment income from operations include various corporate expenses (consisting of certain costs such as corporate management, human resources, finance and legal), depreciation and amortization, impairment of goodwill and intangible assets, restructuring and acquisition-related costs and stock-based compensation expense, as they are not considered in the measurement of segment performance.

Business Services Segment

Business Services Operating Metrics

We utilize certain non-financial and operating measures to assess our financial performance. The following table sets forth subscriber and operating data for the years ended December 31, 2009, 2010 and 2011:

	December 31, 2009	December 31, 2010	December 31, 2011
Legacy EarthLink Business Metrics (a)			
Narrowband access subscribers	8,000	7,000	5,000
Broadband access subscribers	54,000	53,000	51,000
Web hosting accounts	75,000	66,000	58,000
EarthLink Business Metrics			
Total fiber optic route miles (b)	—	16,504	28,804
Colocations	—	294	1,415
Voice and data switches	—	20	56

(a) Legacy EarthLink business metrics consist of metrics related to services in EarthLink's Business Services segment prior to our recent acquisitions.

(b) As of December 31, 2010, includes 12,559 route miles owned or obtained through indefeasible rights to use (IRU) and 3,945 marketed and managed route miles. As of December 31, 2011, includes 24,859 route miles owned or obtained through indefeasible rights to use (IRU) and 3,945 marketed and managed route miles.

Business Services Operating Results

The following table sets forth operating results for our Business Services segment for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,			2010 vs. 2009		2011 vs. 2010	
	2009	2010	2011	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Segment revenues	$148,317	$160,764	$938,259	$12,447	8%	$777,495	484%
Segment operating income	25,648	19,991	166,126	(5,657)	−22%	146,135	731%

The increase in Business Services revenues from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to the inclusion of ITC^DeltaCom revenues for the period December 8, 2010 through December 31, 2010. The increase in Business Services revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to the inclusion of a full year of ITC^DeltaCom revenues, and the inclusion of revenues from our other acquired businesses including One Communications and STS Telecom. This was partially offset by a decrease in revenues for certain legacy products, including web hosting and lower-end, single site broadband services.

The decrease in Business Services segment operating income from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to the inclusion of ITC^DeltaCom results of operations for the period December 8, 2010 through December 31, 2010. The increase in Business Services segment operating income from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to the inclusion of segment operating income from our acquired businesses.

Consumer Services Segment

Consumer Services Operating Metrics

We utilize certain non-financial and operating measures to assess our financial performance. Terms such as churn and average revenue per user ("ARPU") are terms commonly used in our industry. The following table sets forth subscriber and operating data for the years ended December 31, 2009, 2010 and 2011:

	December 31, 2009	December 31, 2010	December 31, 2011
Consumer Subscriber Detail (a)			
Narrowband access subscribers	1,225,000	932,000	741,000
Broadband access subscribers	804,000	704,000	609,000
Subscribers at end of year	2,029,000	1,636,000	1,350,000

	Year Ended December 31,		
	2009	2010	2011
Consumer Subscriber Activity			
Subscribers at beginning of year	2,643,000	2,029,000	1,636,000
Gross organic subscriber additions	399,000	265,000	184,000
Adjustment (b)	(7,000)	—	—
Churn	(1,006,000)	(658,000)	(470,000)
Subscribers at end of year	2,029,000	1,636,000	1,350,000
Consumer Metrics			
Average subscribers (c)	2,310,000	1,817,000	1,484,000
ARPU (d)	$ 20.76	$ 21.16	$ 21.10
Churn rate (e)	3.6%	3.0%	2.6%

(a) Subscriber counts do not include nonpaying customers. Customers receiving service under promotional programs that include periods of free service at inception are not included in subscriber counts until they become paying customers.

(b) During the year ended December 31, 2009, we removed approximately 7,000 satellite subscribers from our broadband subscriber count and total subscriber count as a result of our sale of these subscriber accounts.

(c) Average subscribers or accounts is calculated by averaging the ending monthly subscribers or accounts for the thirteen months preceding and including the end of the year.

(d) ARPU represents the average monthly revenue per user (subscriber). ARPU is computed by dividing average monthly revenue for the year by the average number of subscribers for the year. Average monthly revenue used to calculate ARPU includes recurring service revenue as well as nonrecurring revenues associated with equipment and other one-time charges associated with initiating or discontinuing services.

(e) Churn rate is used to measure the rate at which subscribers discontinue service on a voluntary or involuntary basis. Churn rate is computed by dividing the average monthly number of subscribers that discontinued service during the year by the average subscribers for the year. Churn rate for the year ended December 31, 2009 excludes the impact of the adjustments noted in (b) above.

Consumer Services Operating Results

The following table sets forth operating results for our Consumer Services segment for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,			2010 vs. 2009		2011 vs. 2010	
	2009	2010	2011	$ Change	% Change	$ Change	% Change
	(dollars in thousands)						
Segment revenues	$575,412	$461,448	$375,845	$(113,964)	−20%	$(85,603)	−19%
Segment operating income	269,589	229,832	187,551	(39,757)	−15%	(42,281)	−18%

The decrease in Consumer Services revenues and operating income over the past two years were primarily due to a decrease in average consumer subscribers resulting from continued maturation of the market for Internet access and competitive pressures in the industry. The decrease in revenue was partially offset by a decrease in operating expenses as our consumer subscriber base has decreased and become longer tenured. Our longer tenured customers require less customer service and technical support and have a lower frequency of non-payment.

Liquidity and Capital Resources

The following table sets forth summarized cash flow data for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,			Change	
	2009	2010	2011	2010 vs 2009	2011 vs 2010
	(in thousands)				
Net cash provided by operating activities	$208,622	$ 154,449	$ 146,234	$ (54,173)	$ (8,215)
Net cash (used in) provided by investing activities	(37,121)	(454,193)	141,594	(417,072)	595,787
Net cash used in financing activities	(47,070)	(68,299)	(318,997)	(21,229)	(250,698)
Net increase (decrease) in cash and cash equivalents	$124,431	$(368,043)	$ (31,169)	$(492,474)	$ 336,874

Operating activities

The decrease in cash provided by operating activities from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to a decrease in revenues as our overall consumer subscriber base has decreased. Also contributing to the decrease in cash provided by operating activities was cash used for certain one-time payments relating to our acquisition of ITC^DeltaCom, including severance and related benefits, investment advisory and other professional fees, and cash used for certain legal settlements and certain state and local tax audits. However, this decrease was partially offset by reduced sales and marketing spending, reduced telecommunication costs and reduced customer support and bad debt expense as our overall consumer subscriber base decreased and became longer tenured, and reduced back-office support costs.

The decrease in cash provided by operating activities from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to an increase in interest payments, cash used to settle liabilities assumed in our acquisition of One Communications and cash used for other liabilities associated with our acquisitions, including severance and retention costs, transaction costs and other integration-related costs. These outlays were partially offset by additional cash provided by operations of our acquired companies.

Investing activities

The increase in cash used in investing activities from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to our acquisition of ITC^DeltaCom. We used $192.3 million of net cash for the acquisition of ITC^DeltaCom and $9.1 million of cash paid to settle stock-based awards in connection with the acquisition. During the year ended December 31, 2010, we used $229.5 million of purchases of investments in marketable securities, net of sales and maturities, as we invested some of our excess cash in longer-term marketable securities. We also incurred a $10.9 million increase in capital expenditures (which includes incremental capital spending for ITC^DeltaCom). Proceeds received from investments in other companies decreased by $6.8 million. During the year ended December 31, 2009, we sold 2.2 million of our Sprint Nextel shares for net proceeds of $8.2 million and received $0.2 million in cash distributions from one of our investments. During the year ended December 31, 2009, we received $1.6 million of proceeds from the sale of certain investments.

The increase in cash flows from investing activities from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to a change in cash associated with investments in marketable securities. During the year ended December 31, 2010, we used cash of $229.5 million for purchases of investments in marketable securities, net of sales and maturities, as we invested some of our excess cash in longer term marketable securities. During the year ended December 31, 2011, we received cash of $290.1 million for sales and maturities of investments in marketable securities, net of purchases, as we converted our investments to cash equivalents during the year. Also contributing to the change in cash flows from investing activities was a decrease in cash used for acquisitions, net of cash acquired. During the year ended December 31, 2011, we used $43.1 million of net cash for acquisitions, which was primarily due to our acquisitions of One Communications and STS Telecom. The overall increase in cash flows from investing activities was offset by an increase in capital expenditures, primarily due to the inclusion of capital expenditures of our acquired companies, network and technology center related projects and customer acquisition costs. We continue to focus on investment in our technology infrastructure to support our long-term strategic plans.

Financing activities

The increase in net cash used in financing activities from the year ended December 31, 2009 to the year ended December 31, 2010 was primarily due to a $37.5 million increase in dividend payments, offset by a $21.5 million decrease cash used to repurchase common stock. We began paying dividends during the third quarter of 2009. The increase in dividend payments during the year ended December 31, 2010 was primarily due to having a full year of dividend payments. During the year ended December 31, 2009, we used $22.3 million to repurchase 3.6 million shares of our common stock and during the year ended December 31, 2010, we used $0.9 million to repurchase 0.1 million shares of our common stock.

The increase in net cash used in financing activities from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to a $250.3 million net change in cash associated with our debt obligations and a $46.1 million increase in cash used to repurchase common stock, partially offset by a $44.6 million decrease in dividend payments. During the year ended December 31, 2010, we used $0.9 million to repurchase 0.1 million shares of our common stock and during the year ended December 31, 2011, we used $47.0 million to repurchase 6.5 million shares of our common stock. Dividend payments decreased to $22.9 million during the year ended December 31, 2011 as we reduced the amount of our quarterly dividend from $0.16 per share to $0.05 per share in the beginning of 2011.

In May 2011, we issued $300.0 million aggregate principal amount of 8⅞% Senior Notes due 2019 at an issue price of 96.555% and received net proceeds of $280.2 million after transaction fees. We also paid transaction fees of $1.9 million related to our senior secured revolving credit facility entered into in May 2011.

In connection with the One Communications acquisition in April 2011, we repaid $266.5 million of One Communications debt. In November 2011, we redeemed and repaid our outstanding $255.8 million principal amount of Convertible Notes. In addition, under the indenture for the ITC^DeltaCom Notes, following the consummation of the acquisition of ITC^DeltaCom, ITC^DeltaCom was required to offer to repurchase any or all of the ITC^DeltaCom Notes at 101% of their principal amount. The tender window was open from December 20, 2010 through January 18, 2011. As a result, approximately $0.2 million outstanding principal amount of the ITC^DeltaCom Notes was repurchased in January 2011. Also during the year ended December 31, 2011, we repaid $3.0 million of debt assumed in the STS Telecom acquisition.

Future Uses of Cash and Funding Sources

Future Uses of cash

Our primary future cash requirements relate to outstanding indebtedness, capital expenditures, investments in our business services segment, acquisition-related costs and dividends. In addition, we may use cash in the future to make strategic acquisitions or repurchase common stock or debt.

Debt and interest. We expect to use cash to service our outstanding indebtedness. In connection with our acquisition of ITC^DeltaCom, we assumed ITC^DeltaCom's outstanding $324.8 million aggregate principal amount of 10.5% senior secured notes due on April 1, 2016. We also issued $300.0 million aggregate principal amount of Senior Notes in May 2011 and entered into a $150.0 million revolving credit facility. As a result, we expect to use cash for incremental interest payments. We also may use cash to redeem the ITC^DeltaCom Notes in accordance with the terms of the related indenture or to purchase them in the open market.

Capital expenditures. We expect to incur capital expenditures of approximately $115.0 million to $135.0 million during the year ending December 31, 2012. We believe that to remain competitive with much larger communications companies, we will require significant additional capital expenditures to enhance and operate our fiber network. We may also make capital expenditures to upgrade acquired network or other assets. We plan on making capital expenditures relating to acquiring new customers, to further enhance our customers' experience and growth opportunities and to maintain and upgrade our network and technology infrastructure. The actual amount of capital expenditures may fluctuate due to a number of factors which are difficult to predict and could change significantly over time. Additionally, technological advances may require us to make capital expenditures to develop or acquire new equipment or technology in order to replace aging or obsolete equipment.

Investments in business services segment. One of our key strategies is to grow our business services revenue. In addition to leveraging our fiber network and nationwide IP reach to provide a broad range of communications services, we are deploying a wide array of cloud, managed security and IT support services. We expect to invest cash in sales and marketing efforts for our business services. We also expect to invest cash to build out data center space across our nationwide footprint to support our cloud, managed security and IT support services.

Acquisition-related costs. We expect to continue to use cash for one-time costs related to our acquisitions, including severance and retention costs and integration-related costs. There are a number of systems that continue to be integrated, including management information, sales, billing and human resources. We expect to incur expenses in connection with integrating the businesses, policies, procedures, operations, technologies and financial and other operating support systems of our acquisitions to common platforms.

Dividends. During the years ended December 31, 2009, 2010 and 2011, cash dividends declared were $0.28, $0.62 and $0.20 per common share, respectively. We currently intend to continue to pay regular quarterly dividends on our common stock. However, any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant.

Other. We may use cash to invest in or acquire other companies, to repurchase common stock or to repurchase or redeem debt. We expect to continue to evaluate and consider potential strategic transactions that we believe may complement or grow our business. Although we continue to consider and evaluate potential strategic transactions, there can be no assurance that we will be able to consummate any such transaction.

Our cash requirements depend on numerous factors, including costs required to integrate our acquisitions, costs required to repurchase debt, the size and types of future acquisitions in which we may engage, the costs required to maintain our network infrastructure, the pricing of our access services and the level of resources used for our sales and marketing activities, among others. In addition, our use of cash in connection with acquisitions may limit other potential uses of our cash, including stock repurchases, debt repayments or repurchases and dividend payments.

Future sources of cash

Our principal sources of liquidity are our cash, cash equivalents and marketable securities, as well as the cash flow we generate from our operations. During the years ended December 31, 2009, 2010 and 2011, we generated $208.6 million, $154.4 million and $148.1 million in cash from operations, respectively. As of December 31, 2011, we had $211.8 million in cash and cash equivalents and $29.6 million in marketable securities. Our cash, cash equivalents and marketable securities are subject to general credit, liquidity, market, and interest rate risks, which may be exacerbated by unfavorable economic conditions.

Another source of liquidity is our revolving credit facility. In May 2011, we entered into a credit agreement providing for a senior secured revolving credit facility with aggregate revolving commitments of $150.0 million. The senior secured revolving credit facility terminates in May 2015, and at that time all amounts outstanding thereunder shall be due and payable in full. As of December 31, 2011, no amounts had been drawn or were outstanding under the senior secured revolving credit facility.

Our available cash and cash equivalents, together with our results of operations, are expected to be sufficient to meet our operating expenses, service outstanding indebtedness, capital requirements and investment and other obligations for the next 12 months. However, to increase available liquidity or to fund acquisitions or other strategic activities, we may seek additional financing. We have no commitments for any additional financing and have no lines of credit or similar sources of financing, other than the $150.0 million credit facility we entered into in May 2011. We cannot be sure that we can obtain additional financing on favorable terms, if at all, through the issuance of equity securities or the incurrence of additional debt. Additional equity financing may dilute our stockholders, and debt financing, if available, may restrict our ability to repurchase common stock or debt, declare and pay dividends and raise future capital. If we are unable to obtain additional needed financing, it may prohibit us from making acquisitions, capital expenditures and/or investments, which could materially and adversely affect our business.

Contractual Obligations and Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

		Payment Due by Period			
	Total	2012	2013–2014	2015–2016	After 5 Years
			(in thousands)		
Long-term debt (1)	$ 624,800	$ —	$ —	$324,800	$300,000
Interest payments on long-term debt (2)	339,895	61,292	122,583	96,114	59,906
Purchase commitments (3)	186,351	77,285	83,078	15,102	10,886
Operating leases (4)	186,697	35,975	57,460	32,471	60,791
Capital leases (5)	32,671	3,790	6,621	7,509	14,751
Total (6)	$1,370,414	$178,342	$269,742	$475,996	$446,334

(1) Long-term debt includes principal payments on outstanding debt obligations. Long-term debt excludes unamortized discounts and premiums. As of December 31, 2011, we had $624.8 million aggregate principal amount of debt outstanding, consisting of $300.0 million of 8⅞% Senior Notes due 2019 and $324.8 million of ITC^DeltaCom's 10.5% senior secured notes due on April 1, 2016.

(2) Interest payments on long-term debt includes interest due on outstanding debt through maturity and commitment fees and borrowing costs under our senior secured revolving credit facility.

(3) Purchase commitments represent non-cancellable contractual obligations for services and equipment; minimum commitments under network access agreements with several carriers; and non-cancelable contractual obligations for certain advertising spending.

(4) These amounts represent base rent payments under non-cancellable operating leases for facilities and equipment that expire in various years through 2016, as well as an allocation for operating expenses. Not included in these amounts is expected sublease income of $2.7 million, $1.9 million and $1.3 million during the years ended December 31, 2012, 2013 and 2014, respectively.

(5) Represents remaining payments under capital leases, including interest, substantially all of which were assumed from our acquisition of One Communications.

(6) The table does not include our reserve for uncertain tax positions, which as of December 31, 2011 total $10.4 million, as the specific timing of any cash payments relating to this obligation cannot be projected with reasonable certainty.

Debt Covenants

Under the indentures governing our debt agreements, acceleration on principal payments would occur upon payment default or violation of debt covenants. We were in compliance with all covenants under our debt agreements as of December 31, 2011.

Off-Balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Share Repurchase Program

The Board of Directors has authorized a total of $750.0 million to repurchase our common stock under our share repurchase program. As of December 31, 2011, we had utilized approximately $651.1 million pursuant to the authorizations and had $98.9 million available under the current authorization. We may repurchase our common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, and subject to market conditions and other factors. The share repurchase program does not require us to acquire any specific number of shares and may be terminated by the Board of Directors at any time.

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), management uses certain "non-GAAP financial measures" within the meaning of the SEC Regulation G, to clarify and enhance understanding of past performance and prospects for the future. Generally, a non-GAAP financial measure is a numerical measure of a company's operating performance, financial position or cash flows that excludes or includes amounts that are included in or excluded from the most directly comparable measure calculated and presented in accordance with GAAP. Set forth below is a discussion of the presentation and use of Adjusted EBITDA and Operating Cash Flow, the non-GAAP financial measures used by management.

Adjusted EBITDA is defined as net income before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation, impairment of goodwill and intangible assets, and restructuring and acquisition-related costs. Operating Cash Flow is defined as net income before interest expense and other, net, income taxes, depreciation and amortization, stock-based compensation, impairment of goodwill and intangible assets, and restructuring and acquisition-related costs, less cash used for purchases of property and equipment.

These non-GAAP financial measures are commonly used in the industry and are presented because management believes they provide relevant and useful information to investors. Management uses these non-GAAP financial measures to evaluate the performance of its business and to assess its ability to fund capital expenditures, fund growth, service debt and determine bonuses. Management believes that excluding the effects of certain non-cash and non-operating items enables investors to better understand and analyze the current period's results and provides a better measure of comparability.

There are limitations to using these non-GAAP financial measures. Adjusted EBITDA and Operating Cash Flow are not indicative of cash provided or used by operating activities and may differ from comparable information provided by other companies. Adjusted EBITDA and Operating Cash Flow should not be considered in isolation, as an alternative to, or more meaningful than measures of financial performance determined in accordance with U.S. GAAP.

The following table presents a reconciliation of Adjusted EBITDA to the most closely related financial measure reported under GAAP for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Net income	$ 287,118	$ 81,480	$ 34,567
Interest expense and other, net	21,125	23,409	70,640
Income tax benefit (provision)	(126,085)	56,804	19,902
Depreciation and amortization	23,962	23,390	160,083
Stock-based compensation expense	13,231	9,959	13,466
Impairment of goodwill and intangible assets	24,145	1,711	—
Restructuring and acquisition-related costs	5,615	22,368	32,068
Adjusted EBITDA	$ 249,111	$219,121	$330,726

The following table presents a reconciliation of Operating Cash Flow to the most closely related financial measure reported under GAAP for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
		(in thousands)	
Net income	$ 287,118	$ 81,480	$ 34,567
Interest expense and other, net	21,125	23,409	70,640
Income tax benefit (provision)	(126,085)	56,804	19,902
Depreciation and amortization	23,962	23,390	160,083
Stock-based compensation expense	13,231	9,959	13,466
Impairment of goodwill and intangible assets	24,145	1,711	—
Restructuring and acquisition-related costs	5,615	22,368	32,068
Purchases of property and equipment	(13,119)	(24,025)	(101,967)
Operating Cash Flow	$ 235,992	$195,096	$ 228,759

Critical Accounting Policies and Estimates

Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition and results of operations and which require complex management judgments, uncertainties and/or estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period; however, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of the critical accounting policies and estimates with the Audit Committee of the Board of Directors. Information regarding our other accounting policies is included in the Notes to our Consolidated Financial Statements.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. We offer certain services that are provided by third-party vendors. When we are the primary obligor in a transaction, have latitude in establishing prices, are the party determining the service specifications or have several but not all of these indicators, we record the revenue and cost of revenue on a gross basis. If we are not the primary obligor and/or a third-party vendor has latitude in establishing prices, we record revenue associated with the related subscribers on a net basis, netting the cost of revenue associated with the service against the gross amount billed the customer and recording the net amount as revenue. The determination of whether we meet many of the attributes for gross and net revenue recognition is judgmental in nature and is based on an evaluation of the terms of each arrangement. A change in the determination of gross versus net revenue recognition would have an impact on the gross amounts of revenues and cost of revenues we recognize and the gross profit margin percentages in the period in which such determination is made and in subsequent periods; however, such a change in determination of revenue recognition would not affect net income.

Receivable reserves

Sales credit reserves

We make estimates for potential future sales credits to be issued related to billing errors, service interruptions and customer disputes, which are recorded as a reduction in revenue. We analyze historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating our credit reserve requirements. We reserve known billing errors and service interruptions as incurred. We review customer disputes and reserve against those we believe to be valid claims. We also estimate a sales credit reserve related to unknown billing errors and disputes based on historical credit activity. The determination of the general sales credit and customer dispute credit reserve requirements involves significant estimation and judgment.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. In assessing the adequacy of the allowance for doubtful accounts, management considers a number of factors, including the aging of the accounts receivable balances, historical collection experience, a specific customer's ability to meet its financial obligations to us and the general economic environment. If the financial condition of EarthLink's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Due to the current economic climate, the competitive environment in the telecommunications sector and the volatility of the financial strength of particular customer segments including our wholesale customers, the collectability of receivables and creditworthiness of customers may become more difficult and unpredictable. Changes in the financial viability of significant customers and a worsening of economic conditions may require changes to our estimate of the recoverability of the receivables. The determination of our allowance for doubtful accounts reserve requirements involves significant estimation and judgment.

Cost of Revenues

Cost of revenues includes direct expenses associated with providing services to our customers and the cost of equipment sold. These costs include the cost of leasing facilities from incumbent local exchange carriers and other telecommunications providers that provide us with access connections to our customers, to some components of our network facilities, and between our various facilities. In addition, we use other carriers to provide services where we do not have facilities. We use a number of different carriers to terminate our long distance calls. These costs are expensed as incurred. Some of these expenses are billed in advance and some expenses are billed in arrears. Accordingly, we are required to accrue for expected expenses irrespective of whether these expenses have been billed. We use internal management information to support these required accruals.

Experience indicates that the invoices that are received from other telecommunications providers are often subject to significant billing disputes. We typically accrue for all invoiced amounts unless there are contractual, tariff or operational data that clearly indicate support for the billing dispute. Experience also has shown that these disputes can require a significant amount of time to resolve given the complexities and regulatory issues surrounding the vendor relationships. We maintain reserves for any anticipated exposure associated with these billing disputes. We believe our reserves are adequate. The reserves are reviewed on a monthly basis, but are subject to changes in estimates and management judgment as new information becomes available. In view of the length of time it historically has required to resolve these disputes, disputes may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods.

Income taxes

Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. We establish reserves for tax-related uncertainties if it is more-likely-than-not that additional taxes will be due. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

We recognize deferred tax assets and liabilities using tax rates in effect for the years in which temporary differences are expected to reverse, including net operating loss carryforwards. Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. We consider the probability of future taxable income and our historical profitability, among other factors, in assessing the amount of the valuation allowance. Significant judgment is involved in this determination, including projections of future taxable income. Changes in these estimates and assumptions could materially affect the amount or timing of valuation allowance releases.

We continue to maintain a valuation allowance of $39.9 million against certain deferred tax assets. Of this amount, $31.6 million relates to net operating losses generated by the tax benefits of stock-based compensation. The valuation allowance will be removed upon utilization of these net operating losses by us as an adjustment to additional paid-in-capital. A valuation allowance of $7.9 million relates to net operating losses in certain jurisdictions where we believe it is not more-likely-than-not to be realized in future periods. In addition, a valuation allowance of $0.4 million was established in 2010 relating to stock compensation deferred tax assets. Adjustments could be required in the future if we estimate that the amount of deferred tax assets that we are more-likely-than-not able to realize is more or less than the net amount we have recorded. Any decrease in the valuation allowance could have the effect of increasing stockholders' equity and/or decreasing the income tax provision in the statement of operations.

Recoverability of noncurrent assets

Goodwill

We test goodwill for impairment at least annually. We perform an impairment test of our goodwill annually during the fourth quarter of our fiscal year or when events and circumstances indicate goodwill might be impaired. Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. During the fourth quarter of 2011, we adopted new guidance for goodwill testing that allows us to first assess the qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.

The first step of the impairment test involves comparing the estimated fair value of our reporting units with the reporting unit's carrying amount, including goodwill. We estimate the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each identified reporting unit.

If we determine that the carrying value of a reporting unit exceeds its estimated fair value, we perform a second step. The implied fair value of goodwill is determined in the same manner as utilized to recognize goodwill in a business combination. The implied fair value of goodwill is measured as the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities. Any impairment loss is measured by the amount the carrying value of goodwill exceeded the implied fair value of the goodwill.

Application of the goodwill impairment test requires judgment, including performing the qualitative assessment, the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger impairment or impact the amount of the impairment.

Long-lived assets

For noncurrent assets such as property and equipment and definite-lived intangible assets, we perform tests of impairment when certain events or changes in circumstances indicate that the carrying amount may not be recoverable. Our tests involve critical estimates reflecting management's best assumptions and estimates related to, among other factors, subscriber additions, churn, prices, marketing spending, operating costs and capital spending. Significant judgment is involved in estimating these factors, and they include inherent uncertainties. Management periodically evaluates and updates the estimates based on the conditions that influence these factors. The variability of these factors depends on a number of conditions, including uncertainty about future events, and thus our accounting estimates may change from period to period. If other assumptions and estimates had been used in the current period, the balances for noncurrent assets could have been materially impacted. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

Business Combinations

We recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to our consolidated statements of operations.

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, obligations assumed and pre-acquisition contingencies. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets include, but are not limited to, future expected cash flows from customer contracts and acquired developed technologies, the acquired company's brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date and we reevaluate these items quarterly with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period and we continue to collect information in order to determine their estimated values. Subsequent to the measurement period or our final determination of the uncertain tax positions estimated value or tax related valuation allowances, changes to these uncertain tax positions and tax related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Fair value measurements

As of December 31, 2010 and 2011, we held certain assets that are required to be measured at fair value on a recurring basis. These included our cash equivalents and marketable securities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as observable inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

We classify certain marketable securities, including government and agency securities, corporate debt securities, commercial paper and certificates of deposit, within Level 2 because these securities are valued based on quoted prices in markets that are less active, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Determining the fair values of these marketable securities requires judgment. If other assumptions and estimates had been used, the fair value of our marketable securities could have been materially impacted.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance related to fair value measurements. This guidance was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In June 2011, the FASB issued authoritative guidance related to comprehensive income. This guidance was issued to increase the prominence of items reported in other comprehensive income and requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued authoritative guidance which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In September 2011, the FASB issued authoritative guidance related to goodwill testing. This guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more-likely-than-not that its fair value is less than its carrying amount. This guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. We adopted this new guidance in the fourth quarter of 2011. The adoption did not have a material impact on our consolidated financial statements.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk.

We are exposed to interest rate risk with respect to our outstanding indebtedness. As of December 31, 2010 and 2011, we had approximately $594.3 million and $637.1 million, respectively, of long-term debt outstanding (excluding capital lease obligations), all of which bear interest at fixed rates. The fair value of our outstanding indebtedness may be adversely impacted due to a rise in interest rates. In general, securities with longer maturities are subject to greater interest rate risk than those with shorter maturities. The following table presents the fair value of our outstanding indebtedness, excluding capital lease obligations, as of December 31, 2010 and 2011:

	As of December 31, 2010		As of December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
ITC^DeltaCom senior notes	$351,251	$352,625	$346,856	$320,578
EarthLink convertible senior notes	243,069	300,281	—	—
EarthLink senior notes	—	—	290,221	284,700
Total debt, excluding capital leases	$594,320	$652,906	$637,077	$605,278

We are also exposed to interest rate risk with respect to our investments in marketable securities. A change in prevailing interest rates may cause the fair value of our investments to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of its investment may decline. To minimize this risk, we have historically held many investments until maturity, and as a result, we receive interest and principal amounts pursuant to the underlying agreements. To further mitigate risk, we have historically maintained our portfolio of investments in a variety of securities, including government agency and notes, corporate debt securities, commercial paper and certificates of deposit, all of which bear a minimum short-term rating of A1/P1 or a minimum long-term rating of A/A2. As of December 31, 2010 and 2011, net unrealized losses in these investments were not material. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

Item 8. Financial Statements And Supplementary Data.

EARTHLINK, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of EarthLink, Inc.

We have audited the accompanying consolidated balance sheets of EarthLink, Inc. as of December 31, 2010 and 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of EarthLink, Inc. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EarthLink, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 24, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and
Stockholders of EarthLink, Inc.

We have audited EarthLink, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EarthLink, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EarthLink, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2010 and 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011 of EarthLink, Inc. and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 24, 2012

EARTHLINK, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2010	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 242,952	$ 211,783
Marketable securities	307,814	28,606
Restricted cash	2,270	1,781
Accounts receivable, net of allowance of $1,182 and $7,323 as of December 31, 2010 and 2011, respectively	60,216	114,757
Prepaid expenses	12,161	13,163
Deferred income taxes, net	45,661	38,437
Other current assets	14,802	23,530
Total current assets	685,876	432,057
Long-term marketable securities	12,304	1,001
Property and equipment, net	241,111	389,549
Deferred income taxes, net	189,037	172,376
Goodwill	259,046	378,235
Other intangible assets, net	135,364	285,361
Other long-term assets	1,240	21,872
Total assets	$1,523,978	$1,680,451
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 17,272	$ 15,972
Accrued payroll and related expenses	18,402	28,410
Accrued interest	8,622	11,955
Other accrued liabilities	67,007	116,396
Deferred revenue	40,921	68,182
Current portion of long-term debt and capital lease obligations	243,069	1,655
Total current liabilities	395,293	242,570
Long-term debt and capital lease obligations	351,251	653,765
Other long-term liabilities	19,566	30,972
Total liabilities	766,110	927,307
Commitments and contingencies (See Note 14)		
Stockholders' equity:		
Convertible preferred stock, $0.01 par value, 100,000 shares authorized, 0 shares issued and outstanding as of December 31, 2010 and 2011	—	—
Common stock, $0.01 par value, 300,000 shares authorized, 191,825 and 196,202 shares issued as of December 31, 2010 and 2011, respectively, and 108,382 and 106,193 shares outstanding as of December 31, 2010 and 2011, respectively	1,918	1,962
Additional paid-in capital	2,061,555	2,071,298
Accumulated deficit	(648,235)	(613,668)
Treasury stock, at cost, 83,443 and 90,009 shares as of December 31, 2010 and 2011, respectively	(657,611)	(706,434)
Accumulated other comprehensive income (loss)	241	(14)
Total stockholders' equity	757,868	753,144
Total liabilities and stockholders' equity	$1,523,978	$1,680,451

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2009	2010	2011
	(in thousands, except per share data)		
Revenues	$723,729	$622,212	$1,314,104
Operating costs and expenses:			
Cost of revenues (exclusive of depreciation and amortization shown separately below)	265,668	234,633	590,486
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	222,181	178,417	406,358
Depreciation and amortization	23,962	23,390	160,083
Impairment of goodwill and intangible assets	24,145	1,711	—
Restructuring and acquisition-related costs	5,615	22,368	32,068
Total operating costs and expenses	541,571	460,519	1,188,995
Income from operations	182,158	161,693	125,109
Interest expense and other, net	(21,125)	(23,409)	(70,640)
Income before income taxes	161,033	138,284	54,469
Income tax benefit (provision)	126,085	(56,804)	(19,902)
Net income	$287,118	$ 81,480	$ 34,567
Net income per share			
Basic	$ 2.69	$ 0.75	$ 0.32
Diluted	$ 2.66	$ 0.74	$ 0.32
Weighted average common shares outstanding			
Basic	106,909	108,057	108,098
Diluted	108,084	109,468	108,949
Dividends declared per common share	$ 0.28	$ 0.62	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income
	Shares	Amount			Shares	Amount			
					(in thousands)				
Balance as of December 31, 2008	188,264	$1,883	$2,135,887	$(1,016,833)	(79,748)	$(634,420)	$ (42)	$486,475	
Issuance of common stock pursuant to exercise of stock options and vesting of restricted stock units	2,208	22	5,054	—	—	—	—	5,076	
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(5,450)	—	—	—	—	(5,450)	
Dividends paid on shares outstanding and restricted stock units	—	—	(30,006)	—	—	—	—	(30,006)	
Dividends payable on restricted stock units	—	—	(616)	—	—	—	—	(616)	
Stock-based compensation expense	—	—	13,231	—	—	—	—	13,231	
Repurchase of common stock	—	—	—	—	(3,592)	(22,340)	—	(22,340)	
Unrealized holding gains on certain investments, net of tax	—	—	—	—	—	—	536	536	$ 536
Net income	—	—	—	287,118	—	—	—	287,118	287,118
Total comprehensive income									$287,654
Balance as of December 31, 2009	190,472	1,905	2,118,100	(729,715)	(83,340)	(656,760)	494	734,024	
Issuance of common stock pursuant to exercise of stock options and vesting of restricted stock units	1,353	13	2,738	—	—	—	—	2,751	
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(3,535)	—	—	—	—	(3,535)	
Dividends paid on shares outstanding and restricted stock units	—	—	(67,474)	—	—	—	—	(67,474)	
Dividends payable on restricted stock units	—	—	(514)	—	—	—	—	(514)	
Stock-based compensation expense	—	—	9,919	—	—	—	—	9,919	
Restricted stock units assumed and converted	—	—	2,275	—	—	—	—	2,275	
Debt redemption	—	—	(176)	—	—	—	—	(176)	
Change in deferred tax asset	—	—	222	—	—	—	—	222	
Repurchase of common stock	—	—	—	—	(103)	(851)	—	(851)	
Unrealized holding losses on certain investments, net of tax	—	—	—	—	—	—	(253)	(253)	$ (253)
Net income	—	—	—	81,480	—	—	—	81,480	81,480
Total comprehensive income									$ 81,227
Balance as of December 31, 2010	191,825	1,918	2,061,555	(648,235)	(83,443)	(657,611)	241	757,868	
Issuance of common stock pursuant to exercise of stock options and vesting of restricted stock units	1,379	14	605	—	—	—	—	619	
Tax withholdings related to net share settlements of restricted stock units and stock options	—	—	(5,572)	—	—	—	—	(5,572)	
Dividends paid on shares outstanding and restricted stock units	—	—	(22,913)	—	—	—	—	(22,913)	
Dividends payable on restricted stock units	—	—	702	—	—	—	—	702	
Stock-based compensation expense	—	—	13,497	—	—	—	—	13,497	
Issuance of common stock in connection with acquisition of One Communications	2,998	30	23,568	—	—	—	—	23,598	
Return of One Communications escrow shares	—	—	—	—	(233)	(1,834)	—	(1,834)	
Change in deferred tax asset	—	—	(144)	—	—	—	—	(144)	
Repurchase of common stock	—	—	—	—	(6,333)	(46,989)	—	(46,989)	
Unrealized holding losses on certain investments, net of tax	—	—	—	—	—	—	(255)	(255)	$ (255)
Net income	—	—	—	34,567	—	—	—	34,567	34,567
Total comprehensive income									$ 34,312
Balance as of December 31, 2011	196,202	$1,962	$2,071,298	$ (613,668)	(90,009)	$(706,434)	$ (14)	$753,144	

The accompanying notes are an integral part of these consolidated financial statements.

EARTHLINK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 287,118	$ 81,480	$ 34,567
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	23,962	23,390	160,083
Impairment of goodwill and intangible assets	24,145	1,711	—
Non-cash income taxes	(135,359)	49,536	16,125
Stock-based compensation	13,231	9,959	13,466
Amortization of debt discount, premium and issuance costs	13,644	14,294	11,136
Gain on conversion and repayment of debt	—	(172)	(2,449)
Other operating activities	1,666	153	2,868
Decrease (increase) in accounts receivable, net	10,009	16	(4,045)
Decrease (increase) in prepaid expenses and other assets	8,193	1,490	(17,502)
Decrease in accounts payable and accrued and other liabilities	(29,839)	(25,175)	(78,795)
(Decrease) increase in deferred revenue	(8,148)	(2,233)	10,780
Net cash provided by operating activities	208,622	154,449	146,234
Cash flows from investing activities:			
Purchase of businesses, net of cash acquired	—	(192,252)	(43,095)
Purchases of property and equipment	(13,119)	(24,025)	(101,967)
Purchases of marketable securities	(56,702)	(362,127)	(29,621)
Sales and maturities of marketable securities	24,259	132,592	319,729
Payments to settle precombination stock awards	—	(9,062)	—
Proceeds received from investments in other companies	8,441	1,618	—
Other investing activities	—	(937)	(3,452)
Net cash (used in) provided by investing activities	(37,121)	(454,193)	141,594
Cash flows from financing activities:			
Proceeds from issuance of debt, net of issue costs	—	—	278,256
Repayment of debt and capital lease obligations	(36)	(35)	(528,550)
Repurchases of common stock	(22,340)	(851)	(46,989)
Payment of dividends	(30,006)	(67,474)	(22,913)
Proceeds from exercises of stock options	5,312	2,829	619
Other financing activities	—	(2,768)	580
Net cash used in financing activities	(47,070)	(68,299)	(318,997)
Net increase (decrease) in cash and cash equivalents	124,431	(368,043)	(31,169)
Cash and cash equivalents, beginning of year	486,564	610,995	242,952
Cash and cash equivalents, end of year	$ 610,995	$ 242,952	$ 211,783

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business

EarthLink, Inc. ("EarthLink" or the "Company"), together with its consolidated subsidiaries, is a leading network, communications and IT services provider to business and residential customers in the United States. The Company operates two reportable segments, Business Services and Consumer Services. The Company's Business Services segment provides a broad range of data, voice, managed IT and equipment services to businesses, enterprise organizations and communications carriers. The Company's Consumer Services segment provides nationwide Internet access and related value-added services to residential customers. The Company operates an extensive network including 28,000 route fiber miles, 90 metro fiber rings and four secure data centers that provide IP coverage across more than 90 percent of the United States. For further information concerning the Company's business segments, see Note 17, "Segment Information."

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of EarthLink and all wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying footnotes. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including, but not limited to, those related to the allowance for doubtful accounts; revenue reserves for billings to other carriers; expected results of disputed vendor charges for cost of services; the use, recoverability, and/or realizability of certain assets, including deferred tax assets; useful lives of intangible assets and property and equipment; the fair values of assets acquired and liabilities assumed in acquisitions of businesses, including acquired intangible assets; facility exit and restructuring liabilities; fair values of investments; stock-based compensation expense; unrecognized tax benefits; contingent liabilities; and long-lived asset impairments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable.

Business Combinations

The Company accounts for business combinations by recognizing all of the assets acquired and liabilities assumed at the acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to the Company's Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less at the date of acquisition. Cash equivalents are stated at amortized cost, which approximates fair value.

Restricted Cash

The Company classifies any cash or investments that collateralize outstanding letters of credit or certain operating or performance obligations of the Company as restricted cash. Restricted cash is classified as current in the Consolidated Balance Sheets according to the duration of the restriction and the purpose for which the restriction exists.

Marketable Securities

Marketable securities consist of investments with original maturities greater than three months at the date of acquisition. Marketable securities with maturities less than one year from the balance sheet date are classified as short-term marketable securities. Marketable securities with maturities greater than one year from the balance sheet date are classified as long-term marketable securities. Available-for-sale securities are carried at fair value, with any unrealized gains and losses, net of tax, included in accumulated other comprehensive income as a separate component of stockholders' equity and in total comprehensive income. Amounts reclassified out of accumulated other comprehensive income into earnings are determined on a specific identification basis. Realized gains and losses on marketable securities are included in interest expense and other, net, in the Consolidated Statements of Operations and are determined on a specific identification basis.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. In assessing the adequacy of the allowance for doubtful accounts, management considers a number of factors, including the aging of the accounts receivable balances, historical collection experience, a specific customer's ability to meet its financial obligations to the Company and the general economic environment. If the financial condition of EarthLink's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Allowances for doubtful accounts are recorded as a selling, general and administrative expense in the Consolidated Statements of Operations.

The Company's allowance for doubtful accounts was $1.2 million and $7.3 million as of December 31, 2010 and 2011, respectively. The Company recorded bad debt expense of $6.2 million, $3.6 million and $9.9 million during the years ended December 31, 2009, 2010 and 2011, respectively. The Company's write-offs of uncollectible accounts were $8.5 million, $4.1 million and $3.8 million during the years ended December 31, 2009, 2010 and 2011, respectively.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or market value, using the first-in, first-out method. Inventories are included in other current assets in the Consolidated Balance Sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Property and equipment acquired in connection with business combinations are recorded at acquisition date fair value. The costs of additions, replacements and substantial improvements are capitalized, while the costs for maintenance and repairs are charged to operating expense as incurred. Upon retirements or sales, the original cost and related accumulated depreciation are removed from the respective accounts, and any gains and losses are included in interest expense and other, net, or as facility exit and restructuring costs in the Consolidated Statements of Operations, as appropriate. Upon impairment, the Company accelerates depreciation of the asset and such cost is included in operating expenses.

Depreciation expense is determined using the straight-line method over the estimated useful lives of the various asset classes. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful life or the remaining term of the lease. When leases are extended, the remaining useful lives of leasehold improvements are increased as appropriate, but not for a period in excess of the remaining lease term. The estimated useful lives of property and equipment are as follows:

Buildings	15–30 years
Communications and fiber optic network	10–20 years
Computer equipment and software	2–5 years
Office and other equipment	2–5 years
Customer acquisition costs	31–36 months
Leasehold improvements	Shorter of estimated useful life or lease term

The Company capitalizes costs directly related to the design, deployment and expansion of its network and operating support systems, including employee-related costs. The Company also capitalizes customer installation and acquisition costs related to its Business Services customers to the extent they are recoverable. Customer installation costs represent nonrecurring fees paid to other telecommunications carriers for services performed by the carriers when the Company orders facilities in connection with new customers acquired by the Company. Customer acquisition costs include internal personnel costs directly associated with the provisioning of new customer orders. Such customer acquisition costs represent incremental direct costs incurred by the Company that would not have been incurred absent a new customer contract. Customer installation and acquisition costs are amortized over the actual weighted average initial contract terms of contracts initiated each month, assuming a customer churn factor.

Equity Investments in Other Companies

Investments in other companies were accounted for under the cost method of accounting because the Company did not have the ability to exercise significant influence over the companies' operations. Under the cost method of accounting, investments in private companies were carried at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings. For cost method investments in public companies that have readily determinable fair values, the Company classified its investments as available for sale and, accordingly, recorded these investments at their fair values with unrealized gains and losses included as a separate component of stockholders' equity and in total comprehensive income. Upon sale or liquidation, realized gains and losses were included in interest expense and other, net, in the Consolidated Statements of Operations. Amounts reclassified out of accumulated other comprehensive income into earnings were determined on a specific identification basis.

Goodwill and Other Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for under the purchase method of accounting. Purchased intangible assets consist primarily of subscriber bases and customer relationships, acquired software and technology, trade names and other assets acquired in conjunction with the purchases of businesses and subscriber bases from other companies. When management determines material intangible assets are acquired in conjunction with the purchase of a company, the Company determines the fair values of the identifiable intangible assets by taking into account management's own analysis and an independent third party valuation specialist's appraisal. Intangible assets determined to have definite lives are amortized over their estimated useful lives. Subscriber bases acquired directly are valued at cost plus assumed service liabilities, which approximates fair value at the time of purchase.

The Company does not amortize goodwill and intangible assets deemed to have indefinite lives. The Company tests its goodwill and indefinite-lived intangible assets annually during the fourth quarter of its fiscal year or when events and circumstances indicate that those assets might have an other than temporary impairment. Impairment testing of goodwill is required at the reporting unit level (operating segment or one level below operating segment) and involves a two-step process. The first step of the impairment test involves comparing the estimated fair values of the Company's reporting units with the reporting units' carrying amounts, including goodwill. The Company estimates the fair value of the reporting unit using discounted expected future cash flows. If the carrying amount of the reporting unit exceeds its fair value, a second step is performed to compare the carrying amount of goodwill to the implied fair value of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to the excess. Impairment testing of intangible assets deemed to have indefinite lives is performed by comparing the carrying value of the asset to the fair value. If the carrying amount of an indefinite-lived intangible asset exceeds the fair value, an impairment loss is recognized equal to the excess.

Long-Lived Assets

The Company evaluates the recoverability of long-lived assets, including property and equipment and purchased definite-lived intangible assets, for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss, if any, based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

The Company categorizes leases at their inception as either operating or capital leases depending on certain criteria. Certain of the Company's operating lease agreements include scheduled rent escalations or rent holiday over the term of the lease. The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as deferred rent and included in other liabilities in the Consolidated Balance Sheets. Incentives granted under certain leases are treated as a reduction of the Company's rent expense on a straight-line basis over the term of the related lease agreement. Leasehold improvements funded by the lessor under operating leases are recorded as leasehold improvements and deferred rent.

Asset Retirement Obligations

The Company has asset retirement obligations associated with certain assets within leased facilities that the Company is contractually obligated to retire upon termination of the associated lease agreement and the return of facilities to pre-lease condition. The fair value of the obligation is also capitalized as property and equipment and amortized over the estimated useful life of the associated asset. The Company's asset retirement obligations were $2.1 million and $4.3 million as of December 31, 2010 and 2011, respectively, and are included in other long-term liabilities in the Consolidated Balance Sheets.

Revenue Recognition

General. EarthLink recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. EarthLink's customers generally pay in advance for their services, and revenue is recognized ratably over the service period. Advance payments from customers for invoiced services that have not yet been performed are recorded as deferred revenue in the Consolidated Balance Sheets.

The Company's Business Services segment earns revenue by providing a broad range of data, voice, managed IT and equipment services to businesses, enterprise organizations and communications carriers. The Company presents its Business Services revenue into the following three categories: (1) retail services, which includes data, voice and managed IT services provided to businesses and enterprise organizations; (2) wholesale services, which includes the sale of transmission capacity to other telecommunications carriers; and (3) other services, which includes the sale of customer premises equipment and web hosting. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; equipment fees; and termination fees.

The Company's Consumer Services segment earns revenue by providing nationwide Internet access and related value-added services. The Company presents its Consumer Services revenue into the following two categories: (1) access services, which includes narrowband and broadband Internet access services and (2) value-added services, which includes revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting; search revenues; and advertising revenues. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment.

Multiple element arrangements. Revenues may be part of multiple element arrangements, such as equipment sold with data and voices services. For multiple element arrangements, the Company separates deliverables into units of accounting and recognizes revenue for each unit of accounting based on evidence of each unit's relative selling price to the total arrangement consideration, assuming all other revenue recognition criteria have been met. Each deliverable is considered a separate unit of accounting if the delivered item has stand-alone value to the customer. The Company uses a hierarchy to determine the selling price to be used for allocating revenue to deliverables: 1) the price the Company sells the same unit for when the Company sells it separately; 2) the price another vendor would sell a generally interchangeable item; or 3) the Company's best estimate of the stand-alone price.

Gross versus net revenue recognition. The Company offers certain services that are provided by third-party vendors. When the Company is the primary obligor in a transaction, has latitude in establishing prices, is the party determining the service specifications or has several but not all of these indicators, the

Company records the revenue on a gross basis. If the Company is not the primary obligor and/or a third-party vendor has latitude in establishing prices, the Company records revenue associated with the related subscribers on a net basis, netting the cost of revenue associated with the service against the gross amount billed the customer and recording the net amount as revenue.

Activation and installation. When the Company receives service activation and installation fee revenues in advance of the provision of services, the Company defers the service activation and installation fee revenues and amortizes them over the actual weighted average initial contract terms of contracts initiated each month, assuming a customer churn factor. The costs associated with such activation and installation activities are deferred and recognized as operating expense over the same period to the extent they are recoverable based on future revenues.

Sales credit reserves. The Company makes estimates for potential future sales credits to be issued in respect of earned revenues, related to billing errors, service interruptions and customer disputes which are recorded as a reduction in revenue. The Company analyzes historical credit activity and changes in customer demands related to current billing and service interruptions when evaluating its credit reserve requirements. The Company reserves known billing errors and service interruptions as incurred. The Company reviews customer disputes and reserves against those we believe to be valid claims. The Company also estimates a sales credit reserve related to unknown billing errors and disputes based on historical credit activity.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company currently records all taxes billed to its customers and remitted to governmental authorities, including Universal Service Fund contributions and sales, use and excise taxes, on a net basis in the Consolidated Statements of Operations.

Cost of Revenues

Cost of revenues includes costs directly associated with providing services to the Company's customers. Cost of revenues does not include depreciation and amortization expense.

Cost of revenues for the Company's Business Services segment primarily consists of the cost of connecting customers to the Company's networks via leased facilities; the costs of leasing components of its network facilities; costs paid to third-party providers for interconnect access and transport services; and the costs of equipment sold to customers for use with the Company's services. The Company utilizes other carriers to provide services where the Company does not have facilities. The Company utilizes a number of different carriers to terminate its long distance calls outside of its network. These costs are expensed as incurred. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company's service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results. Experience also has shown that these disputes can require a significant amount of time to resolve given the complexities and regulatory issues affecting the vendor relationships. The Company maintains reserves for any anticipated exposure associated with these billing disputes. The reserves are reviewed on a monthly basis, but are subject to changes in estimates and management judgment as new information becomes available. Given the length of time the Company has historically required to resolve these disputes, disputes may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods. The Company believes its reserves are adequate.

Cost of revenues for the Company's Consumer Services segment primarily consists of telecommunications fees and network operations costs incurred to provide the Company's Internet access services; fees paid to content providers for information provided on the Company's online properties; and the cost of equipment sold to customers for use with the Company's services. Consumer Services cost of revenues also includes sales incentives, which include the cost of promotional products and services provided to potential and new subscribers, including free modems and other hardware and free Internet access on a trial basis.

Selling, General and Administrative Expense

The Company's selling, general and administrative expenses consist of expenses related to sales and marketing, customer service, network operations, information technology, regulatory, billing and collections, corporate administration, and legal and accounting. Such costs include salaries and related employee costs (including stock-based compensation), outsourced labor, professional fees, property taxes, travel, insurance, rent, advertising and other administrative expenses.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expense in the Consolidated Statements of Operations. Advertising expenses were $13.8 million, $12.4 million and $8.6 million during the years ended December 31, 2009, 2010 and 2011, respectively.

Stock-Based Compensation

As of December 31, 2011, EarthLink had various stock-based compensation plans, which are more fully described in Note 11, "Stock-Based Compensation." The Company measures compensation cost for all stock awards at fair value on the date of grant and recognizes compensation expense over the requisite service period for awards expected to vest. The Company estimates the fair value of stock options using the Black-Scholes valuation model, and determines the fair value of restricted stock units based on the quoted closing price of EarthLink's common stock on the date of grant. Such value is recognized as expense over the requisite service period, net of estimated forfeitures, using the straight-line attribution method. For performance-based awards, the Company recognizes expense over the requisite service period, net of estimated forfeitures, using the accelerated attribution method when it is probable that the performance measure will be achieved. The estimate of awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class and historical employee attrition rates. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

Restructuring and Acquisition-Related Costs

The Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred. Facility exit and restructuring liabilities include estimates for, among other things, severance payments and amounts due under lease obligations, net of estimated sublease income, if any. Key variables in determining lease estimates include operating expenses due under lease arrangements, the timing and amounts of sublease rental payments, tenant improvement costs and brokerage and other related costs. The Company periodically evaluates and, if necessary, adjusts its estimates based on currently-available information. Such adjustments are classified as restructuring and acquisition-related costs in the Consolidated Statements of Operations.

Acquisition-related costs are expensed in the period in which the costs are incurred and the services are received. Acquisition-related costs consist of external costs directly related to EarthLink's acquisitions, including transaction-related costs, such as advisory, legal, accounting, valuation and other professional fees; employee severance and retention costs; facility-related costs, such as lease termination and asset impairments; costs to settle stock-based awards attributable to postcombination service in connection with the ITC^DeltaCom acquisition; and integration-related costs, such as system conversion, rebranding costs and integration related consulting and employee costs.

Post-Employment Benefits

Post-employment benefits primarily consist of the Company's severance plans. When the Company has either a formal severance plan or a history of consistently providing severance benefits representing a substantive plan, the Company recognizes severance costs when they are both probable and reasonably estimable.

Interest Expense and Other, Net

Interest expense and other, net, is comprised of interest expense incurred on the Company's debt and capital leases, amortization of debt issuance costs, debt premiums and debt discounts; interest earned on the Company's cash, cash equivalents and marketable securities; and other miscellaneous income and expense items, including gain (loss) on investments and gain (loss) on sale and disposal of property and equipment. The following table presents the Company's interest expense and other, net, during the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
		(in thousands)	
Interest expense	$(26,245)	$(29,692)	$(74,949)
Interest income	5,860	5,390	4,678
Other, net	(740)	893	(369)
Interest expense and other, net	$(21,125)	$(23,409)	$(70,640)

Contingencies

The Company accrues for contingent obligations, including estimated legal costs, when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, the Company reassesses its position and makes appropriate adjustments to the consolidated financial statements.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial reporting and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which the temporary differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of net deferred tax assets if it is more-likely-than-not that those assets will not be realized. EarthLink considers many factors when assessing the likelihood of future realization, including the Company's recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, prudent and feasible tax planning strategies that are available, the carryforward periods available to the Company for tax reporting purposes and other relevant factors.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax benefit (provision) in the Consolidated Statements of Operations.

Earnings per Share

The Company presents a dual presentation of basic and diluted earnings per share. Basic earnings per share represents net income divided by the weighted average number of common shares outstanding during the reported period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock, including stock options, restricted stock units and convertible debt (collectively "Common Stock Equivalents"), were exercised or converted into common stock. The dilutive effect of outstanding stock options, restricted stock units and convertible debt is reflected in diluted earnings per share by application of the treasury stock method. In applying the treasury stock method for stock-based compensation arrangements, the assumed proceeds are computed as the sum of the amount the employee must pay upon exercise, the amount of compensation cost attributed to future services and not yet recognized and the amount of excess tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the awards.

The following table sets forth the computation for basic and diluted net income per share for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands, except per share data)		
Numerator			
Net income	$287,118	$ 81,480	$ 34,567
Denominator			
Basic weighted average common shares outstanding	106,909	108,057	108,098
Dilutive effect of Common Stock Equivalents	1,175	1,411	851
Diluted weighted average common shares outstanding	108,084	109,468	108,949
Basic net income per share	$ 2.69	$ 0.75	$ 0.32
Diluted net income per share	$ 2.66	$ 0.74	$ 0.32

During the years ended December 31, 2009, 2010 and 2011, approximately 4.9 million, 2.6 million and 1.9 million, respectively, stock options and restricted stock units were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive. Anti-dilutive securities could be dilutive in future periods. The shares that underlie the Company's convertible senior notes were also excluded from the calculation of diluted earnings per share during the year ended December 31, 2009 because their effect would have been anti-dilutive. The convertible senior notes were redeemed and repaid during the year ended December 31, 2011, so their effect will not be dilutive in future periods.

Comprehensive Income

Comprehensive income as presented in the Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2009, 2010 and 2011includes unrealized gains and losses, net of tax, on certain investments classified as available-for-sale, which are excluded from the Consolidated Statements of Operations.

Certain Risks and Concentrations

Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. In addition, credit risk for the Company's cash equivalents and marketable securities may be exacerbated by unfavorable economic conditions. If financial markets experience prolonged periods of decline, the value or liquidity of the Company's cash equivalents and marketable securities could decline and result in an other-than-temporary decline in fair value, which could adversely affect the Company's financial position, results of operations and cash flows. The Company's investment policy limits investments to investment grade instruments.

Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the U.S. Credit risk with respect to trade receivables is limited because a large number of geographically diverse customers make up the customer base. Additionally, the Company maintains allowances for potential credit losses. As of December 31, 2010, one company accounted for approximately 10% of gross accounts receivable. As of December 31, 2011, no company accounted for more than 10% of gross accounts receivable.

Regulatory Risk. The Company is subject to certain regulations and requirements of the Federal Communications Commission (the "FCC") and various state public service commissions. Please refer to "Regulatory Environment" in the Business section of this Annual Report on Form 10-K for a discussion of the regulatory risks to which the Company is subject.

Supply Risk. The Company's business depends on the capacity, affordability, reliability and security of third-party network service providers. Only a small number of providers offer the network services the Company requires, and the majority of its network services are currently purchased from a limited number of network service providers. Although management believes that alternate network providers could be found in a timely manner, any disruption of these services could have a material adverse effect on the Company's financial position, results of operations and cash flows.

The Company also relies on the reliability, capacity and effectiveness of its outsourced customer service and technical support providers. The Company's Consumer Services segment relies primarily on one customer service and technical support vendor. The Company's contract with its primary Consumer Services segment customer service and technical support vendor ends in the second quarter of 2012. The customer service and technical support service providers may become subject to financial, economic, environmental and political risks, system failures or other services interruptions beyond the Company's or the providers' control which could jeopardize their ability to deliver services. Although management believes that alternate contact center service providers could be found in a timely manner, any disruption of these services could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, cash equivalents, trade receivables and trade payables approximate their fair values because of their nature and respective durations. The Company's short- and long-term investments in marketable securities consist of available-for-sale securities that are carried at fair value.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued authoritative guidance related to fair value measurements. This guidance was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In June 2011, the FASB issued authoritative guidance related to comprehensive income. This guidance was issued to increase the prominence of items reported in other comprehensive income and requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued authoritative guidance which deferred the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income while the FASB further deliberates this aspect of the proposal. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

In September 2011, the FASB issued authoritative guidance related to goodwill impairment testing. This guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more-likely-than-not that its fair value is less than its carrying amount. This guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company adopted this new guidance in the fourth quarter of 2011. The adoption did not have a material impact on its consolidated financial statements.

3. Acquisitions

Acquisition of ITC^DeltaCom

On December 8, 2010, EarthLink acquired ITC^DeltaCom, Inc. ("ITC^DeltaCom"), a provider of integrated communications services to customers in the southeastern U.S., at a price of $3.00 per share. EarthLink acquired 100% of ITC^DeltaCom in a merger transaction with ITC^DeltaCom surviving as a wholly-owned subsidiary of EarthLink. The primary reason for the acquisition was to enable the Company to transform its business from an Internet services provider ("ISP") to residential customers into a network and communications provider for business customers, by combining its existing business services with ITC^DeltaCom's integrated communications business. EarthLink has included the financial results of ITC^DeltaCom in its consolidated financial statements from the date of the acquisition.

The following table summarizes the fair value of consideration transferred to acquire ITC^DeltaCom (in thousands):

Acquisition of approximately 83.8 million shares of outstanding common stock of ITC^DeltaCom at $3.00 per share in cash	$251,489
Estimated fair value of retricted stock units assumed and converted	2,275
Total estimated consideration	$253,764

In connection with the merger, each ITC^DeltaCom stock option was cancelled in exchange for cash equal to the difference between the merger consideration and the exercise price, and certain ITC^DeltaCom restricted stock units were cancelled in exchange for cash equal to the merger consideration. Cash paid to settle stock-based awards attributable to precombination service was recorded as goodwill, and cash paid to settle stock-based awards attributable to postcombination service was recorded as operating expense in the postcombination statement of operations. A total of $14.8 million was paid to settle stock options and restricted stock units, of which $9.1 million was recorded as a liability assumed and $5.7 million was recorded as operating expense in the postcombination statement of operations.

Also in connection with the merger, certain ITC^DeltaCom restricted stock units were assumed and converted into EarthLink restricted stock units, determined by multiplying the number of shares of common stock subject to the ITC^DeltaCom restricted stock units by conversion ratio set forth in the merger agreement. Approximately 1.8 million ITC^DeltaCom restricted stock units were converted into 0.6 million EarthLink restricted stock units based on a conversion ratio of 0.33, which was calculated as the merger consideration of $3.00 divided by the average EarthLink stock price for 20 consecutive trading days ending on (and including) the second trading day immediately prior to the closing date. The fair value of the stock-based awards was determined based on the fair value of the underlying shares. The fair value of restricted stock units assumed and converted attributable to precombination services was included in the total consideration transferred, while the fair value of restricted stock units assumed and converted attributable to postcombination services will be recorded as operating expenses in the postcombination statement of operations on a straight-line basis over the remaining service periods. The total fair value of restricted stock units assumed and converted was $5.3 million, of which $2.3 million was included in the total consideration transferred and $3.0 million is being recorded as operating expense in the Consolidated Statement of Operations on a straight-line basis over the remaining service periods.

The Company allocated the total estimated consideration to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over those fair values was recorded as goodwill. The following table summarizes the amounts of identified assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Acquired Assets:	
Cash and cash equivalents	$ 59,237
Property and equipment	200,546
Goodwill	170,126
Intangible assets	131,200
Deferred tax assets, net	85,295
Other assets	59,532
Total assets	705,936
Assumed Liabilities:	
Senior secured notes due 2016	(351,520)
Deferred revenue	(17,905)
Other liabilities	(82,747)
Total liabilities	(452,172)
Total consideration	$ 253,764

Other assets includes a fair value of $39.7 million assigned to accounts receivable which had a gross contractual value of $43.4 million as of December 8, 2010. The $3.7 million difference represents the Company's best estimate of the contractual cash flows that will not be collected.

Goodwill arising from the acquisition is attributable to the assembled workforce and expected synergies and economies of scale from combining the operations of EarthLink and ITC^DeltaCom. All of the goodwill was assigned to the Company's Business Services segment. The goodwill recognized is not expected to be deductible for income tax purposes.

During the year ended December 31, 2011, the Company recorded a $3.2 million increase to goodwill from adjustments in the fair value of assets and liabilities assumed that were not deemed material to retrospectively adjust provisional amounts recorded at the acquisition date. The measurement period for the ITC^DeltaCom acquisition is closed.

The following table summarizes the components of intangible assets acquired in connection with the ITC^DeltaCom acquisition (in thousands):

	Fair Value	Useful Life
Customer relationships	$117,600	5 – 6 years
Developed technology	9,900	6 years
Trade name	3,700	3 years
Total intangible assets	$131,200	

In connection with the acquisition, EarthLink assumed ITC^DeltaCom's outstanding $325.0 million aggregate principal amount of 10.5% senior secured notes due 2016 (the "ITC^DeltaCom Notes"). The ITC^DeltaCom Notes were recorded at acquisition date fair value, which was based on publicly-quoted market prices. The resulting debt premium of $26.3 million is being amortized over the remaining life of the ITC^DeltaCom Notes. Under the related indenture, following the consummation of the merger, ITC^DeltaCom was required to offer to repurchase any or all of the ITC^DeltaCom Notes at 101% of their principal amount. The tender window was open from December 20, 1010 through January 18, 2011. As a result, approximately $0.2 million outstanding principal amount of the ITC^DeltaCom Notes was repurchased in January 2011. The remaining ITC^DeltaCom Notes remain outstanding as obligations of ITC^DeltaCom and its subsidiaries following the merger.

One Communications

On April 1, 2011, EarthLink completed its acquisition of One Communications Corp. ("One Communications"), a privately-held integrated telecommunications solutions provider serving customers in the Northeast, Mid-Atlantic and Upper Midwest. EarthLink acquired 100% of One Communications in a merger transaction with One Communications surviving as a wholly-owned subsidiary of EarthLink. One Communications stockholders had the right to elect to receive the net merger consideration in the form of cash or EarthLink common stock. The primary reason for the acquisition was to further transform the Company into a network and communications provider for business customers by expanding its IP network footprint. EarthLink also believes the acquisition will provide strategic benefits because One Communications has a large established customer base that generates cash. EarthLink has included the financial results of One Communications in its consolidated financial statements from the date of the acquisition. EarthLink's Consolidated Statement of Operations for the year ended December 31, 2011 included $358.0 million of One Communications' revenue and $16.8 million of One Communications' net loss.

Pursuant to the terms of the merger agreement, the aggregate merger consideration for One Communications was $370.0 million, which included assumption and repayment of debt and other liabilities and certain working capital and other adjustments. Included in the aggregate merger consideration was $13.5 million (combination of cash and approximately 0.8 million shares of common stock) deposited into an escrow account to secure potential post-closing adjustments to the aggregate consideration relating to working capital and other similar adjustments. In addition, EarthLink deposited $7.5 million (combination of cash and approximately 0.5 million shares of common stock) into an escrow account to fund certain post-closing employment-related obligations of the Company on the terms provided in the escrow agreement. This was accounted for separately from the purchase price allocation. EarthLink issued a total of 3.0 million shares in connection with the One Communications acquisition, which consisted of the 1.3 million shares deposited in escrow and 1.7 million shares issued to One Communications shareholders. During the year ended December 31, 2011, $3.5 million (including 0.2 million shares) that was used to fund certain post-closing employment-related obligations was returned from escrow.

The resulting fair value of consideration transferred was $39.9 million, which consisted of $20.0 million in cash paid to acquire the outstanding common stock of One Communications and $19.9 million for the issuance of EarthLink common stock. The assets acquired and liabilities assumed of One Communications were recognized at their acquisition date fair values. The purchase price allocation is subject to change as the Company obtains additional information during the measurement period about the facts and circumstances that existed as of the acquisition date. The primary areas of the preliminary purchase price allocation that are not yet finalized relate to working capital adjustments, income and non-income based taxes and residual goodwill.

The following is a preliminary allocation of the consideration transferred based on currently available information (in thousands):

Acquired Assets:	
Cash and cash equivalents	$ 11,304
Property and equipment	144,538
Goodwill	86,465
Intangible assets	185,850
Other assets	67,941
Total assets	496,098
Assumed Liabilities:	
Debt	(266,275)
Deferred revenue	(11,379)
Deferred tax liability, net	(755)
Other liabilities	(177,762)
Total liabilities	(456,171)
Total consideration	$ 39,927

Included in other assets is accounts receivable with an estimate of fair value of $49.9 million and a gross contractual value of $59.2 million. The difference represents the Company's best estimate of the contractual cash flows that will not be collected.

Goodwill arising from the acquisition is attributable to the assembled workforce and expected synergies and economies of scale from combining the operations of EarthLink and One Communications.

All of the goodwill will be assigned to the Company's Business Services segment. The goodwill is not expected to be deductible for income tax purposes.

The following table summarizes the components of intangible assets acquired in connection with the One Communications acquisition (in thousands):

	Fair Value	Useful Life
Customer relationships	$168,600	5 Years
Developed technology	12,000	3 Years
Trade name	3,900	3 Years
Other	1,350	5 Years
Total intangible assets	$185,850	

Saturn Telecommunication Services Inc.

On March 2, 2011, EarthLink acquired Saturn Telecommunication Services Inc. and affiliates ("STS Telecom"), a privately-held provider of IP communication and information technology services to small and medium-sized businesses primarily in Florida. STS Telecom operates a sophisticated Voice-over-Internet Protocal ("VoIP") platform. The primary reason for the acquisition was for the Company to leverage STS Telecom's expertise in managed hosted VoIP on a nationwide basis as part of its VoIP offerings and to gain its customer base and cash flows.

The total consideration transferred was $22.9 million, which consisted of cash paid to acquire the outstanding equity interests of STS Telecom. In allocating the purchase price based on estimated fair values, EarthLink recorded approximately $21.4 million of goodwill, $17.9 million of identifiable intangible assets, $2.8 million of tangible assets and $19.2 million of net liabilities assumed. The allocation of the consideration transferred was based upon a preliminary valuation and the Company's estimates and assumptions are subject to change. The primary areas of the purchase price allocation that are not yet finalized relate to income and non-income based taxes and residual goodwill. EarthLink has included the financial results of STS Telecom in its consolidated financial statements from the date of acquisition. Pro forma financial information for STS Telecom has not been presented, as the effects were not material to the Company's consolidated financial statements.

Other

During the year ended December 31, 2011, EarthLink acquired certain other companies and purchased certain assets to expand its services and products offerings for a total of $13.0 million of cash consideration and $1.2 million of debt repayment. These acquisitions were not significant individually or in the aggregate. Purchased identifiable intangible assets related to these acquisitions was $5.2 million and residual goodwill was $8.1 million. The allocation of the consideration transferred was based upon a preliminary valuation and the Company's estimates and assumptions are subject to change. EarthLink has included the financial results of these companies in its consolidated financial statements from the date of acquisition. Pro forma financial information has not been presented, as the effects were not material to the Company's consolidated financial statements.

Pro Forma Financial Information

The following unaudited pro forma revenue and earnings assumes the acquisitions of ITC^DeltaCom and One Communications occurred on January 1, 2010:

	Year Ended December 31,	
	2010	2011
	(in thousands)	
Total revenues	$1,599,462	$1,447,767
Net income (loss)	(70,173)	53,244

4. Restructuring and Acquisition-Related Costs

Restructuring and acquisition-related costs consisted of the following during the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
2007 Restructuring Plan	$5,743	$ 1,121	$ 278
Legacy Restructuring Plans	(128)	294	—
Total facility exit and restructuring costs	5,615	1,415	278
Acquisition-related costs	—	20,953	31,790
Restructuring and acquisition-related costs	$5,615	$22,368	$32,068

2007 Restructuring Plan

In August 2007, EarthLink adopted a restructuring plan (the "2007 Plan") to reduce costs and improve the efficiency of the Company's operations. The 2007 Plan was the result of a comprehensive review of operations within and across the Company's functions and businesses. Under the 2007 Plan, the Company reduced its workforce by approximately 900 employees, closed office facilities in Orlando, Florida; Knoxville, Tennessee; Harrisburg, Pennsylvania and San Francisco, California and consolidated its office facilities in Atlanta, Georgia and Pasadena, California. The 2007 Plan was primarily implemented during the latter half of 2007 and during the year ended December 31, 2008. However, there have been and may continue to be changes in estimates to amounts previously recorded.

The following table summarizes facility exit and restructuring costs during the years ended December 31, 2009, 2010 and 2011 and the cumulative costs incurred to date as a result of the 2007 Plan. Facility exit and restructuring costs during the years ended December 31, 2009, 2010 and 2011 were primarily the result of changes to sublease estimates in the Company's exited facilities and additional costs for lease terminations. Such costs have been classified as restructuring and acquisition-related costs in the Consolidated Statements of Operations.

	Year Ended December 31, 2009	2010	2011	Cumulative Costs Incurred To Date
	(in thousands)			
Severance and personnel-related costs	$ —	$ —	$ —	$30,764
Lease termination and facilities-related costs	5,697	1,012	355	24,088
Non-cash asset impairments	46	109	(77)	24,824
Other associated costs	—	—	—	1,131
	$5,743	$1,121	$278	$80,807

The following table summarizes activity for the liability balances associated with the 2007 Plan for the years ended December 31, 2009, 2010 and 2011, including changes during the years attributable to costs incurred and charged to expense and costs paid or otherwise settled:

	Facilities	Asset Impairments	Total
	(in thousands)		
Balance as of December 31, 2008	$16,694	$ —	$16,694
Accruals	5,697	46	5,743
Payments	(5,442)	—	(5,442)
Non-cash charges	489	(46)	443
Balance as of December 31, 2009	17,438	—	17,438
Accruals	1,012	109	1,121
Payments	(5,205)	—	(5,205)
Non-cash charges	368	(109)	259
Balance as of December 31, 2010	13,613	—	13,613
Accruals	355	(77)	278
Payments	(6,697)	77	(6,620)
Non-cash charges	161	—	161
Balance as of December 31, 2011	$ 7,432	$ —	$ 7,432

Facility exit and restructuring liabilities due within one year of the balance sheet date are classified as other accrued liabilities and facility exit and restructuring liabilities due after one year are classified as other long-term liabilities in the Consolidated Balance Sheets. Of the unpaid balance as of December 31, 2010 and 2011, approximately $4.7 million and $3.1 million, respectively, was classified as other accrued liabilities and approximately $8.9 million and $4.3 million, respectively, was classified as other long-term liabilities.

Legacy Restructuring Plans

During the years ended December 31, 2003, 2004 and 2005, EarthLink executed a series of plans to restructure and streamline its contact center operations and outsource certain internal functions (collectively referred to as "Legacy Plans"). The Legacy Plans included facility exit costs, personnel-related costs and asset disposals. EarthLink periodically evaluates and adjusts its estimates for facility exit and restructuring costs based on currently-available information. Such adjustments are included as restructuring and acquisition-related costs in the Consolidated Statements of Operations. During the year ended December 31, 2009, EarthLink recorded a reduction of $ $0.1 million and during the year ended December 31 2010, EarthLink recorded $0.3 million of facility exit and restructuring costs as a result of changes in estimates for Legacy Plans. As of December 31, 2011, all costs related to Legacy Plans had been paid or otherwise settled.

Acquisition-Related Costs

Acquisition-related costs consist of external costs directly related to EarthLink's acquisitions, including transaction related costs, such as advisory, legal, accounting, valuation and other professional fees; employee severance and retention costs; costs to settle stock-based awards attributable to postcombination service in connection with the ITC^DeltaCom acquisition; facility-related costs, such as lease termination and asset impairments; and integration-related costs, such as system conversion, rebranding costs and integration related consulting and employee costs. Acquisition-related costs are expensed in the period in which the costs are incurred and the services are received and are included in restructuring and acquisition-related costs in the Consolidated Statement of Operations. Acquisition-related costs consisted of the following during the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Transaction-related costs	$—	$10,164	$ 5,756
Severance and retention costs	—	5,047	16,460
Costs to settle postcombination stock awards	—	5,742	—
Facility-related costs	—	—	5,530
Integration-related costs	—	—	4,044
Total acquisition-related costs	$—	$20,953	$31,790

5. Investments

Marketable Securities

The Company's marketable securities consisted of the following as of December 31, 2010 and 2011:

	As of December 31,	
	2010	2011
	(in thousands)	
Government and agency securities	$ 284,441	$ 11,304
Corporate debt securities	21,011	11,057
Commercial paper	14,666	4,246
Certificates of deposit	—	3,000
Total marketable securities	320,118	29,607
Less: classified as current	(307,814)	(28,606)
Total long-term marketable securities	$ 12,304	$ 1,001

The following tables summarize gross unrealized gains and losses as of December 31, 2010 and 2011 on the Company's marketable securities designated as available-for-sale:

	As of December 31, 2010			
	Amortized Cost	Gross Unrealized Losses	Gross Unrealized Gains	Estimated Fair Value
	(in thousands)			
Government and agency notes	$284,087	$(1)	$355	$284,441
Corporate debt securities	20,980	(7)	38	21,011
Commercial paper	14,658	—	8	14,666
	$319,725	$(8)	$401	$320,118

	As of December 31, 2011			
	Amortized Cost	Gross Unrealized Losses	Gross Unrealized Gains	Estimated Fair Value
	(in thousands)			
Government and agency notes	$11,306	$ (2)	$—	$11,304
Corporate debt securities	11,069	(12)	—	11,057
Commercial paper	4,246	—	—	4,246
Certificates of deposit	3,000	—	—	3,000
	$29,621	$(14)	$—	$29,607

Investments in marketable securities primarily consist of government and agency notes, which included U.S. treasury securities and government-sponsored debt securities, corporate debt securities, commercial paper and certificates of deposit, all of which bear a minimum short-term rating of A1/P1 or a minimum long-term rating of A/A2. During year ended December 31, 2011, the Company sold certain investments in marketable securities and recognized a realized gain of $0.4 million, which was included in interest expense and other, net, in the Condensed Consolidated Statement of Operations.

Equity Investments in Other Companies

During the year ended December 31, 2009, EarthLink sold 2.2 million of Sprint Nextel shares for net proceeds of $8.2 million and recognized a $7.6 million gain resulting from the receipt of Sprint Nextel shares and the subsequent sale, which is included in interest expense and other, net, in the Consolidated Statement of Operations. During the year ended December 31, 2010, EarthLink sold 0.2 million of the Sprint Nextel shares for net proceeds of $1.0 million and recognized a gain of $0.1 million. During the year ended December 31, 2010, the Company sold its remaining equity investments in other companies. As a result, equity investments in other companies were reduced to zero as of December 31, 2010.

6. Property and Equipment

Property and equipment consisted of the following as of December 31, 2010 and 2011:

	As of December 31, 2010	As of December 31, 2011
	(in thousands)	
Communciations and fiber optic networks	$ 232,723	$ 354,997
Computer equipment and software	88,377	172,178
Office and other equipment	10,742	18,041
Land and buildings	42,807	42,869
Leasehold improvements	53,784	34,847
Work in progress	7,258	30,179
	435,691	653,111
Less accumulated depreciation	(194,580)	(263,562)
	$ 241,111	$ 389,549

Depreciation expense, which includes depreciation expense associated with property under capital leases, was $16.2 million, $17.6 million and $100.9 million for the years ended December 31, 2009, 2010 and 2011, respectively.

During the year ended December 31, 2011, the Company wrote-down and retired abandoned and disposed property and equipment that had a cost basis of $48.0 million and accumulated depreciation of $42.0 million.

7. Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by operating segment during the year ended December 31, 2011 were as follows:

	Consumer Services Segment	Business Services Segment	Total
		(in thousands)	
Goodwill	$88,920	$258,004	$346,924
Accumulated impairment loss	—	(87,878)	(87,878)
Balance as of December 31, 2010	88,920	170,126	259,046
Goodwill acquired during year		115,953	115,953
Goodwill adjustments	—	3,236	3,236
Goodwill	88,920	377,193	466,113
Accumulated impairment loss	—	(87,878)	(87,878)
Balance as of December 31, 2011	$88,920	$289,315	$378,235

Goodwill acquired during the period resulted from EarthLink's acquisitions of One Communications, STS Telecom and certain other companies, which are more fully described in Note 3, "Acquisitions." Goodwill adjustments during the period resulted from adjustments in the fair value of assets and liabilities assumed in the acquisition of ITC^DeltaCom that were not deemed material to retrospectively adjust provisional amounts recorded at the acquisition date.

Other Intangible Assets

The gross carrying value and accumulated amortization by major intangible asset category as of December 31, 2010 and 2011 were as follows:

	As of December 31, 2010			As of December 31, 2011		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
			(in thousands)			
Customer relationships	$192,414	$(71,067)	$121,347	$381,958	$(121,755)	$260,203
Developed technology and software	10,611	(821)	9,790	24,311	(6,279)	18,032
Trade names	5,221	(994)	4,227	9,121	(3,507)	5,614
Other	—	—	—	1,800	(288)	1,512
	$208,246	$(72,882)	$135,364	$417,190	$(131,829)	$285,361

The Company's identifiable intangible assets consist of customer relationships, developed technology and software, trade names and other assets acquired in conjunction with the purchases of businesses and subscriber bases from other companies that are not deemed to have indefinite lives. The gross carrying value of identifiable intangible assets as of December 31, 2011 includes $168.6 million of customer relationships, $12.0 million of developed technology, $3.9 million of trade name assets and $1.4 million of other assets resulting from the One Communications acquisition and includes $15.7 million of customer relationships, $1.7 million of developed technology and $0.5 million of other intangible assets resulting from the STS Telecom acquisition.

Definite-lived intangible assets are amortized over their estimated useful lives. The Company's customer relationships are being amortized using the straight-line method to match the estimated cash flow generated by such assets, and the developed technology and trade names are being amortized using the straight-line method because a pattern to which the expected benefits will be consumed or otherwise used up could not be reliably determined. As of December 31, 2011, the weighted average amortization periods were 5.2 years for customer relationships, 4.1 years for developed technology and software, 3.3 years for trade names and 4.4 years for other identifiable intangible assets.

Amortization of intangible assets, which is included in depreciation and amortization in the Consolidated Statements of Operations, for the years ended December 31, 2009, 2010 and 2011 was as follows:

	Year Ended December 31,		
	2009	2010	2011
		(in thousands)	
Amortization expense	$7,749	$5,745	$59,219

Based on the current amount of definite-lived intangible assets, the Company expects to record amortization expense of approximately $68.7 million, $67.0 million, $61.4 million, $59.0 million, $28.2 million and $1.0 million during the years ending December 31, 2012, 2013, 2014, 2015, and 2016 and thereafter, respectively. Actual amortization expense to be reported in future periods could differ materially from these estimates as a result of acquisitions, changes in useful lives and other relevant factors.

During the year ended December 31, 2011, the Company removed fully amortized intangible assets that had a gross carrying value and accumulated amortization of $10.1 million.

Impairment of Goodwill and Intangible Assets

During the years ended December 31, 2009 and 2010, the Company recorded non-cash impairment charges of $24.1 million and $1.7 million, respectively, which are included in impairment of goodwill and intangible assets in the Consolidated Statements of Operations.

After completing its annual impairment test during the fourth quarter of 2009, the Company concluded that goodwill and certain intangible assets recorded as a result of its April 2006 New Edge acquisition were impaired and recorded non-cash impairment charges related to the New Edge reporting unit of $23.9 million for goodwill and $0.2 million for the indefinite-lived trade name. As a result, there is no remaining carrying value related to New Edge goodwill. The primary factor contributing to the impairment charge was continued sales pressure in the small and medium-sized business market due to the economy, which adversely impacted the Company's long-range financial outlook.

The annual impairment test during the fourth quarters of 2010 and 2011 indicated that the fair value of the Company's reporting units exceeded their carrying values. As a result, the Company concluded that its remaining goodwill was not impaired and did not record a goodwill impairment charge during the years ended December 31, 2010 and 2011.

Goodwill. Impairment testing of goodwill is required at the reporting unit level and involves a two-step process. The Company had identified three reporting units for evaluating goodwill for the 2009 and 2010 annual impairment tests, which were Consumer Services, New Edge and Web Hosting. The Company identified seven reporting units for evaluating goodwill for the 2011 annual impairment test, which were Consumer Services, New Edge, ITC^DeltaCom, One Communications, STS Telecom, Managed Services and Web Hosting. The Consumer Services reportable segment was one reporting unit, while the Business Services reportable segment consisted of the remaining reporting units. Each of these reporting units constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results.

Upon completion of the first step during the year ended December 31, 2009, the Company determined that the carrying value of its New Edge reporting unit exceeded its estimated fair value. The first step of the annual impairment test involves comparing the estimated fair value of the Company's reporting units with the reporting units' carrying amounts, including goodwill. The Company estimated the fair values of its reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method. In certain years, the Company also took into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management for planning purposes. Cash flows beyond the discrete forecasts were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit.

Because indicators of impairment existed for the New Edge reporting unit, the Company performed the second step of the test. The implied fair value of goodwill was determined in the same manner as utilized to estimate the amount of goodwill recognized in a business combination. To determine the implied value of goodwill, fair values were allocated to the assets and liabilities of the New Edge reporting unit. The implied fair value of goodwill was measured as the excess of the fair value of the New Edge reporting unit over the amounts assigned to its assets and liabilities. The impairment loss of $23.9 million during the year ended December 31, 2009 was measured as the amount the carrying value of goodwill exceeded the implied fair value of the goodwill. The Company did not record any impairment charges for goodwill during the years ended December 31, 2010 and 2011.

Indefinite-lived intangible assets. The impairment test for the Company's indefinite-lived intangible assets, which consist of trade names, involves a comparison of the estimated fair value of the intangible asset with its carrying value. The Company determined the fair values of its trade names using the royalty savings method, in which the fair value of the asset was calculated based on the present value of the royalty stream that the Company saves by owning the asset. Given the economic environment and other factors noted above, the Company decreased its estimates for revenues associated with its New Edge trade name. As a result, the Company recorded a non-cash impairment charge of $0.2 million during the year ended December 31 2009, related to its New Edge trade name.

In November 2010, the Company decided to re-brand the New Edge name as EarthLink Business. The Company recorded a non-cash impairment charge of $1.7 million during the year ended December 31, 2010 to write-down its New Edge trade name. As a result, there is no remaining carrying value related to the New Edge trade name.

Definite-lived intangible assets. The Company did not record any impairment charges for its definite-lived intangible assets during the years ended December 31, 2009, 2010 and 2011.

8. Other Accrued Liabilities

Other accrued liabilities consisted of the following as of December 31, 2010 and 2011:

	As of December 31,	
	2010	2011
	(in thousands)	
Accrued communications costs	$14,845	$ 30,720
Accrued taxes and surcharges	18,117	30,683
Facility exit and restructuring liabilities	4,749	3,639
Deposits and due to customers	4,651	10,217
Other	24,645	41,137
	$67,007	$116,396

9. Long-Term Debt and Capital Lease Obligations

The Company's long-term debt and capital lease obligations consisted of the following as of December 31, 2010 and 2011:

	As of December 31,	
	2010	2011
	(in thousands)	
ITC^DeltaCom senior secured notes due April 2016	$ 325,000	$324,800
Unamortized premium on ITC^DeltaCom senior secured notes due April 2016	26,251	22,056
EarthLink senior notes due May 2019	—	300,000
Unamortized discount on EarthLink senior notes due May 2019	—	(9,779)
EarthLink convertible senior notes due November 2026	255,791	—
Unamortized discount on EarthLink convertible senior notes due November 2026	(12,722)	—
Capital lease obligations	—	18,343
Carrying value of debt and capital lease obligations	594,320	655,420
Less current portion of debt and capital lease obligations	(243,069)	(1,655)
Long-term debt and capital lease obligations	$ 351,251	$653,765

ITC^DeltaCom Senior Secured Notes due April 2016

General. In connection with the acquisition of ITC^DeltaCom, EarthLink assumed ITC^DeltaCom's outstanding $325.0 million aggregate principal amount of 10.5% senior secured notes due on April 1, 2016 (the "ITC^DeltaCom Notes"). The ITC^DeltaCom Notes were not repaid or guaranteed by EarthLink. The ITC^DeltaCom Notes were recorded at acquisition date fair value, which was based on publicly-quoted market prices. The resulting debt premium of $26.3 million is being amortized over the remaining life of the ITC^DeltaCom Notes.

Under the indenture for the ITC^DeltaCom Notes, following the consummation of the acquisition, ITC^DeltaCom was required to offer to repurchase any or all of the ITC^DeltaCom Notes at 101% of their principal amount. The tender window was open from December 20, 2010 through January 18, 2011. As a result, approximately $0.2 million outstanding principal amount of the ITC^DeltaCom Notes was repurchased in January 2011. The remaining ITC^DeltaCom Notes remain outstanding as obligations of ITC^DeltaCom and its subsidiaries.

The ITC^DeltaCom Notes accrue interest at a rate of 10.5% per year. Interest on the ITC^DeltaCom Notes is payable semi-annually in cash in arrears on April 1 and October 1 of each year. The ITC^DeltaCom Notes will mature on April 1, 2016.

Redemption. ITC^DeltaCom may redeem some or all of the ITC^DeltaCom Notes, at any time before April 1, 2013, at a redemption price equal to 100% of their principal amount plus a "make-whole" premium. ITC^DeltaCom may redeem some or all of the ITC^DeltaCom Notes at any time on or after April 1, 2013, at specified redemption prices declining from 105.250% to 100% of their principal amount. In addition, before April 1, 2013, ITC^DeltaCom may redeem up to 35% of the aggregate principal amount of the ITC^DeltaCom Notes at a redemption price equal to 110.5% of their principal amount with the net proceeds of certain equity offerings. During any 12-month period before April 1, 2013,

ITC^DeltaCom may redeem up to 10% of the aggregate principal amount of the ITC^DeltaCom Notes at a redemption price equal to 103% of their principal amount.

If (1) ITC^DeltaCom sells certain of its assets and does not either (a) apply the net sale proceeds to repay indebtedness under the ITC^DeltaCom Notes, or other indebtedness secured on a first-priority basis or (b) reinvest the net sale proceeds in its business, or (2) ITC^DeltaCom experiences a change of control, ITC^DeltaCom may be required to offer to purchase ITC^DeltaCom Notes from holders at 100% of their principal amount, in the case of a sale of assets, or 101% of their principal amount, in the case of a change of control. ITC^DeltaCom would be required to pay accrued and unpaid interest, if any, on the ITC^DeltaCom Notes redeemed or purchased in each of the foregoing events of redemption or purchase.

Ranking and guaranty. The ITC^DeltaCom Notes are ITC^DeltaCom's general senior obligations and rank equally in right of payment with any future senior indebtedness. The ITC^DeltaCom Notes are secured on a first-priority basis, along with any future pari passu secured obligations, subject to specified exceptions and permitted liens, by substantially all of the assets of ITC^DeltaCom and its subsidiaries that are deemed to be restricted subsidiaries under the indenture governing the ITC^DeltaCom Notes. Currently all of ITC^DeltaCom's subsidiaries are deemed to be restricted subsidiaries under the indenture.

The ITC^DeltaCom Notes are guaranteed on a senior secured basis by each of ITC^DeltaCom's restricted subsidiaries on the initial issue date of the ITC^DeltaCom Notes and will be guaranteed on a senior secured basis by each future domestic restricted subsidiary, other than certain excluded subsidiaries, and by any foreign restricted subsidiary that guarantees any indebtedness of ITC^DeltaCom or any domestic restricted subsidiary. The guarantees are the subsidiary guarantors' general senior obligations and rank equally in right of payment with all of the subsidiary guarantors' existing and future senior indebtedness.

Covenants. The indenture governing the ITC^DeltaCom Notes contains covenants that, among other things, limit ITC^DeltaCom's ability, and the ability of ITC^DeltaCom's restricted subsidiaries, to incur additional indebtedness, create liens, pay dividends on, redeem or repurchase ITC^DeltaCom's capital stock, make investments or repay subordinated indebtedness, engage in sale-leaseback transactions, enter into transactions with affiliates, sell assets, create restrictions on dividends and other payments to ITC^DeltaCom from its subsidiaries, issue or sell stock of subsidiaries, and engage in mergers and consolidations. All of the covenants are subject to a number of important qualifications and exceptions under the indenture. As of December 31, 2010 and 2011, ITC^DeltaCom was in compliance with all of its financial covenants.

EarthLink Senior Notes due May 2019

General. In May 2011, the Company completed a private placement of $300.0 million aggregate principal amount of 8⅞% Senior Notes due 2019 (the "Senior Notes"). The Senior Notes were issued at 96.555% of their principal amount, resulting in gross proceeds of approximately $289.7 million and net proceeds of $280.2 million after deducting transaction fees of $9.5 million. In September 2011, in accordance with the registration rights granted to the original purchasers of the Senior Notes, the Company completed an exchange offer of the privately placed Senior Notes for new 8⅞% Senior Notes due 2019 registered with the SEC with substantially identical terms to the original Senior Notes.

The Senior Notes accrue interest at a rate of 8⅞% per year, payable on May 15 and November 15 of each year, commencing on November 15, 2011. The Senior Notes will mature on May 15, 2019.

Redemption. The Company may redeem the Senior Notes, in whole or in part, (i) from May 15, 2015 until May 15, 2016 at a price equal to 104.438% of the principal amount of the Senior Notes redeemed; (ii) from May 15, 2016 until May 15, 2017 at a price equal to 102.219% of the principal amount of the Senior Notes redeemed; and (iii) from May 15, 2017 at a price equal to 100% of the principal amount of the Senior Notes redeemed, in each case plus accrued and unpaid interest. Prior to May 15, 2015, the Company may also redeem the Senior Notes, in whole or in part, at a price equal to 100% of the aggregate principal amount of the Senior Notes to be redeemed plus a make-whole premium and accrued and unpaid interest. In addition, prior to May 15, 2014, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of certain equity offerings at a price equal to 108.875% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest.

Ranking and guaranty. The Senior Notes and the related guarantees of certain of the Company's wholly-owned subsidiaries (the "Guarantors") are the Company's and the Guarantors' unsecured senior obligations and rank equally with all of the Company's and the Guarantors' other senior indebtedness.

Covenants. The indenture governing the Senior Notes includes covenants which, subject to certain exceptions, limit the ability of the Company and its Restricted Subsidiaries (as defined in the indenture) to, among other things, incur additional indebtedness, make certain types of restricted payments, incur liens on assets of the Company or the Restricted Subsidiaries, engage in asset sales and enter into transactions with affiliates. Upon a change of control (as defined in the indenture), the Company may be required to make an offer to repurchase the Notes at 101% of their principal amount, plus accrued and unpaid interest. The indenture governing the Senior Notes also contains customary events of default. As of December 31, 2011, the Company was in compliance with these covenants.

EarthLink Convertible Senior Notes due November 2026

General. In November 2006, the Company issued $258.8 million aggregate principal amount of convertible senior notes due November 15, 2026 (the "Convertible Notes") in a registered offering. In November 2011, the Company redeemed its outstanding Convertible Notes pursuant to the indenture, dated November 17, 2006 (the "Indenture"). Additionally, the Company purchased Convertible Notes which had been put to the Company pursuant to the option purchase terms of the Indenture. The total amount paid by the Company in connection with the redemption and purchase of the Convertible Notes was $259.9 million, which included principal and accrued interest. Upon the redemption and purchase of all of the outstanding Convertible Notes, the Indenture was satisfied and discharged as of November 15, 2011. In connection with the redemption, the Company recognized a $2.4 million gain due to the reversal of deferred interest expense, which is included in interest expense and other, net, in the Consolidated Statement of Operations.

The Convertible Notes bore interest at 3.25% per year on the principal amount of the Convertible Notes until November 15, 2011, and 3.50% interest per year on the principal amount of the Convertible Notes thereafter, payable semi-annually in May and November of each year. The Convertible Notes ranked as senior unsecured obligations of the Company.

Redemption. The Company had the option to redeem the Convertible Notes, in whole or in part, for cash, on or after November 15, 2011, provided that the Company had made at least ten semi-annual interest payments. On October 14, 2011, the Company issued a notice of redemption to redeem all of the Company's outstanding Convertible Notes.

Conversion. The Convertible Notes were payable with cash and, if applicable, were convertible into shares of the Company's common stock. The initial conversion rate was 109.6491 shares per $1,000 principal amount of Convertible Notes (which represented an initial conversion price of approximately $9.12 per share). As a result of the Company's cash dividend payments, the conversion rate had been adjusted and was 123.5033 shares per $1,000 principal amount of Convertible Notes (which represents a conversion price of approximately $8.10 per share), subject to further adjustment. Upon conversion, a holder would have received cash up to the principal amount of the Convertible Notes and, at the Company's option, cash, shares of the Company's common stock or a combination of cash and shares of common stock for the remainder, if any, of the conversion obligation.

Under the terms of the indenture governing the Convertible Notes, the Company's payment of cash dividends while the Convertible Notes were outstanding required an adjustment to the conversion rate for the Convertible Notes. In addition, as a result of the adjustment, the Convertible Notes could be surrendered for conversion for a period of time between each dividend declaration date and the record date, as defined in the indenture, for the consideration provided for in the indenture. During the year ended December 31, 2010, $3.0 million principal amount of Convertible Notes were surrendered for conversion for cash payment of $2.8 million, resulting in a gain on conversion of debt of $0.2 million. Such gain is included in interest expense and other, net, in the Consolidated Statement of Operations.

Accounting. The Company accounted for the liability and equity components of the Convertible Notes separately. The Company accreted the debt discount related to the equity component to non-cash interest expense over the estimated five-year life of the Convertible Notes, which represented the first redemption date of November 2011.

The principal amount, unamortized discount and net carrying amount of the debt and equity components as of December 31, 2010 and 2011 are presented below:

	As of December 31,	
	2010	2011
	(in thousands)	
Principal amount	$255,791	$—
Unamortized discount	(12,722)	—
Net carrying amount	$243,069	$—
Carrying amount of the equity component	$ 61,847	$—

The following table presents the associated interest cost related to the Convertible Notes during the years ended December 31, 2009, 2010 and 2011, which consists of both the contractual interest coupon and amortization of the discount on the liability component:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Contractual interest recognized	$ 8,410	$ 8,301	$ 7,274
Discount amortization	12,516	13,477	12,722
Effective interest rate	9.5%	9.5%	9.5%

Classification. On November 15, 2011, holders of the Convertible Notes had the right under the governing indenture to require the Company to repurchase the Convertible Notes. As a result, the

Company classified the Convertible Notes as a current liability in the Consolidated Balance Sheets as of December 31, 2010.

Revolving Credit Facility

General. On May 20, 2011, the Company entered into a credit agreement (the "Credit Agreement") providing for a senior secured revolving credit facility with aggregate revolving commitments of $150.0 million. Also on May 20, 2011, EarthLink terminated its $30.0 million revolving credit facility entered into on March 18, 2011. The senior secured revolving credit facility terminates on May 20, 2015, and all amounts outstanding thereunder shall be due and payable in full. The Company paid $1.9 million of transaction fees related to the new senior secured revolving credit facility, which are being amortized to interest expense over the life of the credit facility. Commitment fees and borrowing costs under this facility vary and are based the Company's most recent Consolidated Leverage Ratio (as defined in the Credit Agreement). As of December 31, 2011, the Company's Commitment Fee was 0.375% and the Company's borrowing cost was LIBOR plus 2.50% for LIBOR Rate Loans and the Base Rate plus 1.50% for Base Rate Loans. No amounts were outstanding under the senior secured revolving credit facility as of December 31, 2011. However, $2.0 million of letters of credit were outstanding under the facility as of December 31, 2011.

Prepayment. The Company may prepay the senior secured revolving credit facility in whole or in part at any time without premium or penalty, subject to reimbursement of the lenders' breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The Company may irrevocably reduce or terminate the unutilized portion of the senior secured revolving credit facility at any time without penalty.

Covenants. The Credit Agreement contains representations and warranties, covenants, and events of default with respect to the Company and its subsidiaries that are customarily applicable to senior secured credit facilities. However, such covenants will not apply to ITC^DeltaCom and its subsidiaries until the earlier of (i) the repayment or refinancing in full of the ITC^DeltaCom Notes or (ii) the date ITC^DeltaCom and its U.S. subsidiaries become guarantors of the senior secured revolving credit facility. ITC^DeltaCom is not currently a guarantor under the senior secured revolving credit facility. The negative covenants contained in the Credit Agreement include restrictions on the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens on assets, engage in certain mergers, acquisitions or divestitures, pay dividends or make other distributions, voluntarily prepay certain other indebtedness (including certain prepayments of the Company's existing notes and the ITC^DeltaCom Notes), enter into transactions with affiliates, make investments, and change the nature of their businesses, and amend the terms of certain other indebtedness (including the Company's existing notes and the ITC^DeltaCom Notes), in each case subject to certain exceptions set forth in the Credit Agreement.

Additionally, the Credit Agreement requires the Company to maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio (as defined in the Credit Agreement). As of December 31, 2011, the Company was in compliance with these financial covenants.

Capital Lease Obligations

The Company maintains capital leases relating to indefeasible right-to-use agreements, vehicles and equipment. Substantially all of these capital leases were assumed by the Company through its acquisition of One Communications. Depreciation expense related to assets under capital leases is included in depreciation and amortization expense in the Consolidated Statements of Operations. The future minimum payments due under the leases are as follows (in thousands):

Year Ending December 31,	
2012	$ 3,790
2013	3,378
2014	3,243
2015	3,123
2016	4,386
Thereafter	14,752
Total minimum lease payments	$ 32,672
Less amounts representing interest	(14,329)
Total capital lease obligations	$ 18,343

10. Shareholders' Equity

Shareholder Rights Plan

During 2002, the Board of Directors adopted a shareholder rights plan (the "Rights Plan"). In connection with the Rights Plan, the Board of Directors also declared a dividend of one right for each outstanding share of EarthLink's common stock for stockholders of record at the close of business on August 5, 2002.

Each right entitles the holder to purchase one one-thousandth (1/1000) of a share (a "Unit") of EarthLink's Series D Junior Preferred Stock at a price of $60.00 per Unit upon certain events. Generally, in the event a person or entity acquires, or initiates a tender offer to acquire, at least 15% of EarthLink's then outstanding common stock, the rights will become exercisable for common stock having a value equal to two times the exercise price of the right, or effectively at one-half of EarthLink's then-current stock price. The rights are redeemable under certain circumstances at $0.01 per right and will expire, unless earlier redeemed, on August 6, 2012.

Share Repurchases

Since the inception of the Company's share repurchase program, the Board of Directors has authorized a total of $750.0 million for the repurchase of EarthLink's common stock. As of December 31, 2011, the Company had $98.9 million available under the current authorizations. The Company may repurchase its common stock from time to time in compliance with the Securities and Exchange Commission's regulations and other legal requirements, including through the use of derivative transactions, and subject to market conditions and other factors. The share repurchase program does not require the Company to acquire any specific number of shares and may be terminated by the Board of Directors at any time.

The following table summarizes share repurchases during the years ended December 31, 2009, 2010 and 2011 pursuant to the share repurchase program, which have been recorded as treasury stock:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Number of shares repurchased	3,592	103	6,333
Aggregate purchase price	$22,340	$851	$46,989

Also during the year ended December 31, 2011, 0.2 million shares valued at $1.8 million were returned from the One Communications escrow fund and recorded as treasury stock.

Dividends

In 2009, the Company began declaring and paying cash dividends on its common stock. During the years ended December 31, 2009, 2010 and 2011, cash dividends declared were $0.28 per common share, $0.62 per common share and $0.20 per common share, respectively, and total dividend payments were $30.0 million, $67.5 million and $22.9 million, respectively. The Company currently intends to pay regular quarterly dividends on its common stock. The Company also pays cash dividend amounts on each outstanding restricted stock unit to be paid at the time the restricted stock unit vests. Cash dividend amounts are forfeited if the restricted stock units do not vest. Any decision to declare future dividends will be made at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, financial condition, cash requirements, investment opportunities and other factors the Board of Directors may deem relevant. In addition, the agreements governing the Company's Senior Notes and senior secured revolving credit facility contain restrictions on the amount of dividends the Company can pay.

11. Stock-Based Compensation

Stock-based compensation expense was $13.2 million, $10.0 million and $13.5 million during the years ended December 31, 2009, 2010 and 2011, respectively. The Company has classified stock-based compensation expense within selling, general and administrative expense, the same operating expense line item as cash compensation paid to employees.

Stock Incentive Plans

The Company has granted options and restricted stock units to employees and non-employee directors to purchase the Company's common stock under various stock incentive plans. Under the plans, employees and non-employee directors are eligible to receive awards of various forms of equity-based incentive compensation, including stock options, restricted stock, restricted stock units, phantom share units and performance awards, among others. The plans are administered by the Board of Directors or the Leadership and Compensation Committee of the Board of Directors, which determine the terms of the awards granted. Stock options are generally granted with an exercise price equal to the closing market value of EarthLink, Inc. common stock on the date of grant, have a term of ten years or less, and vest over terms of four years from the date of grant. Restricted stock units are granted with various vesting terms that range from one to three years from the date of grant. The Company's various stock incentive plans provide for the issuance of a maximum of 23.5 million shares, of which approximately 22.5 million shares were still available for grant as of December 31, 2011. Upon exercise of stock options or vesting of restricted stock units, the Company will issue authorized but unissued common stock.

In connection with the acquisition of ITC^DeltaCom, the Company assumed certain restricted stock units granted under ITC^DeltaCom's stock plans. These restricted stock units generally retained all of the rights, terms and conditions of the respective plans under which they were originally granted. As of December 31, 2011, 0.3 million restricted stock units were outstanding under these plans.

Options Outstanding

The following table summarizes information concerning stock option activity as of and for year ended December 31, 2011:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(shares and dollars in thousands)			
Outstanding as of December 31, 2010	2,436	$ 9.41		
Granted	—	—		
Exercised	(87)	6.90		
Forfeited and expired	(474)	11.55		
Outstanding as of December 31, 2011	1,875	8.97	3.4	$40
Vested and expected to vest as of December 31, 2011	1,867	$ 8.98	3.4	$40
Exercisable as of December 31, 2011	1,867	$ 8.98	3.4	$40

The Company did not grant any stock options during the years ended December 31, 2009, 2010 and 2011. The aggregate intrinsic value amounts in the table above represent the closing price of the Company's common stock on December 31, 2011 in excess of the exercise price, multiplied by the number of stock options outstanding or exercisable, when the closing price is greater than the exercise price. This represents the amount that would have been received by the stock option holders if they had all exercised their stock options on December 31, 2011. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was $2.5 million, $1.0 million and $0.1 million, respectively. The intrinsic value of stock options exercised represents the difference between the market value of Company's common stock at the time of exercise and the exercise price, multiplied by the number of stock options exercised.

The following table summarizes the status of the Company's stock options as of December 31, 2011:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	(in thousands)			(in thousands)	
$ 5.10 to $ 6.90	160	3.9	$ 6.49	160	$ 6.49
6.91 to 7.31	329	5.5	7.26	322	7.26
7.32 to 8.90	123	3.8	7.91	123	7.91
8.91 to 9.01	269	2.7	9.01	269	9.01
9.02 to 9.51	315	4.0	9.47	314	9.47
9.52 to 9.89	215	0.2	9.65	215	9.65
10.36 to 10.36	321	3.6	10.36	321	10.36
10.37 to 16.82	143	2.9	11.24	143	11.24
$ 5.10 to $16.82	1,875	3.4	$ 8.97	1,867	$ 8.98

Restricted Stock Units

The following table summarizes the Company's restricted stock units as of and for the year ended December 31, 2011:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested as of December 31, 2010	2,357	$8.01
Granted	2,467	8.22
Vested	(2,013)	7.94
Forfeited	(205)	8.29
Nonvested as of December 31, 2011	2,606	8.25

The fair value of restricted stock units is determined based on the closing price of EarthLink's common stock on the grant date. The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2009, 2010 and 2011 was $7.39, $8.46 and $8.22, respectively. As of December 31, 2011, there was $11.9 million of total unrecognized compensation cost related to nonvested restricted stock units. That cost is expected to be recognized over a weighted-average period of 2.7 years. The total fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 was $15.4 million, $10.8 million and $15.6 million, respectively, which represents the closing price of the Company's common stock on the vesting date multiplied by the number of restricted stock units that vested.

12. Profit Sharing Plans

The Company sponsors the EarthLink, Inc. 401(k) Plan ("Plan"), which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company makes a matching contribution of 50% of the first 6% of base compensation that a participant contributes to the Plan. The Company's matching contributions vest over four years from the participant's date of hire. The Company contributed $1.2 million, $0.9 million and $3.2 million during the years ended December 31, 2009, 2010 and 2011, respectively.

13. Income Taxes

The current and deferred income tax benefit (provision) for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Current			
Federal	$ (4,103)	$ (3,026)	$ (1,491)
State	(5,184)	(4,242)	(2,286)
Total current	(9,287)	(7,268)	(3,777)
Deferred			
Federal	124,357	(46,909)	(17,889)
State	11,015	(2,627)	1,764
Total deferred	135,372	(49,536)	(16,125)
Income tax benefit (provision)	$126,085	$(56,804)	$(19,902)

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company's effective tax rate for financial statement purposes for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Federal income tax provision at statutory rate	$(56,362)	$(48,362)	$(19,132)
State income taxes, net of federal benefit	(5,757)	(5,357)	(1,955)
Nondeductible expenses	(269)	(2,671)	(220)
Goodwill and intangible asset impairment	(8,362)	—	—
Net change to valuation allowance	198,767	351	370
Change in state tax rate	—	(657)	(185)
Uncertain tax positions	—	—	1,220
Other	(1,932)	(108)	—
Income tax benefit (provision)	$126,085	$(56,804)	$(19,902)

Deferred tax assets and liabilities include the following as of December 31, 2010 and 2011:

	As of December 31, 2010	As of December 31, 2011
	(in thousands)	
Current deferred tax assets:		
Accrued liabilities and reserves	$ 7,746	$ 11,062
Net operating loss carryforwards	42,669	29,810
Other	5,025	8,775
Valuation allowance	(6,549)	(5,947)
Current deferred tax liabilities:		
Accrued liabilities and reserves	—	(268)
Other	(3,230)	(4,995)
Total net current deferred tax assets	45,661	38,437
Non-current deferred tax assets:		
Net operating loss carryforwards	$163,824	$166,531
Accrued liabilities and reserves	2,490	5,965
Subscriber base and other intangible assets	53,071	53,525
Valuation allowance	(32,650)	(33,985)
Other	75,835	57,662
Non-current deferred tax liabilities:		
Subscriber base and other intangible assets	(54,393)	(62,721)
Accrued liabilities and reserves	—	(1,236)
Indefinite lived intangible assets	(1,385)	(1,644)
Other	(17,755)	(11,721)
Total net non-current deferred tax asset	189,037	172,376
Net deferred tax asset	$234,698	$210,813

Valuation allowance. During the year ended December 31, 2009, the Company released $199.0 million of its valuation allowance related to its deferred tax assets. Of the valuation allowance release, $198.8 million was recorded as an income tax benefit in the Consolidated Statement of Operations and $0.2 million related to temporary differences and was recorded to accumulated other comprehensive income on the Consolidated Balance Sheet. These deferred tax assets relate primarily to operating loss carry forwards ("NOLs") which the Company determined it will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in the future.

During the year ended December 31, 2010, the Company released $0.5 million of its valuation allowance related to its deferred tax assets. This valuation allowance release was a combination of an increase in valuation allowance of $0.4 million relating to stock compensation deferred tax assets, and a decrease in valuation allowance of $0.9 million relating to NOLs, which the Company determined it will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in certain jurisdictions in the future.

During the year ended December 31, 2011, the Company released $0.4 million of its valuation allowance related to its deferred tax assets, primarily relating to NOLs which the Company determined it will more-likely-than-not be able to utilize due to the generation of sufficient taxable income in certain jurisdictions in the future.

The Company maintains a valuation allowance of $39.9 million against certain deferred tax assets. Of this amount, $31.6 million relates to net operating losses generated by the tax benefits of stock-based compensation. The valuation allowance will be removed upon utilization of these net operating losses by the Company as an adjustment to additional paid-in-capital. A valuation allowance of $7.9 million relates to net operating losses in certain jurisdictions where the Company believes they are not more-likely-than-not to be realized in future periods. In addition, a valuation allowance of $0.4 million was established in 2010 relating to stock compensation deferred tax assets.

Deferred tax assets and NOLs. As a result of the acquisition of ITC^DeltaCom, EarthLink increased its net deferred tax assets by $87.6 million. Included in this amount is $127.7 million of deferred tax assets relating to federal and state net operating losses. These amounts also include a valuation allowance of $6.7 million for certain jurisdictions. As a result of the acquisition of One Communications, EarthLink recorded net deferred tax assets of $3.6 million. Included in these amounts are $16.8 million of deferred tax assets relating to federal and state net operating losses. As a result of the acquisition of STS Telecom and other acquisitions, EarthLink recorded net deferred tax liabilities of $6.6 million and $0.6 million, respectively. All amounts were recorded under acquisition accounting.

As of December 31, 2010 and 2011, the Company had NOLs for federal income tax purposes totaling approximately $515.9 million and $494.0 million, respectively, which begin to expire in 2019. Of these federal NOLs approximately $399.5 million were limited under Internal Revenue Code Section 382 in 2010 and $406.3 million were limited in 2011. As of December 31, 2010 and 2011, the Company had NOLs for state income tax purposes totaling approximately $776.6 million and $796.5 million, respectively, which started to expire in 2011. The increase in the amount of net operating losses for 2011 is due to both adjustments of net operating losses from the ITC^DeltaCom acquisition that were recorded under acquisition accounting, along with the inclusion of net operating losses from the One Communications acquisition. Under the Tax Reform Act of 1986, the Company's ability to use its federal and state NOLs and federal and state tax credit carry forwards to reduce future taxable income and future taxes, respectively, is subject to restrictions attributable to equity transactions that have resulted in a change of ownership as defined in Internal Revenue Code Section 382. As a result, the NOL amounts as of December 31, 2011 reflect the restriction on the Company's ability to use its acquired federal and state NOLs; however, the Company continues to evaluate potential changes to the Section 382 limitations associated with acquired federal and state NOLs. The utilization of these NOLs could be further restricted in future periods which could result in significant amounts of these NOLs expiring prior to benefiting the Company.

Future transactions and the timing of such transactions could cause an ownership change under Section 382 of the Internal Revenue Code. Such transactions may include our share repurchase program, additional issuances of common stock by us, and acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or may accumulate in the future five percent or more of our outstanding stock. Many of these transactions are beyond our control.

As of December 31, 2010 and 2011, the Company had alternative minimum tax credits of approximately $13.3 million and $14.8 million, respectively. These credits do not have an expiration date.

Uncertain tax positions. The Company has identified its federal tax return and its state tax returns in California, Florida, Georgia, Illinois, New York and Pennsylvania as material tax jurisdictions, for purposes of calculating its uncertain tax positions. Periods extending back to 1994 are still subject to examination for all material jurisdictions. The Company believes that its income tax filing positions and deductions through the year ended December 31, 2011 will not result in a material adverse effect on the Company's financial condition, results of operations or cash flow. The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense. As of December 31, 2011, $0.6 million of interest and $1.1 million of penalties have been recorded.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2010 and 2011 is as follows:

	Year Ended December 31, 2010	Year Ended December 31, 2011
	(in thousands)	
Balance as of January 1	$ 1,315	$18,367
Additions for tax positions of prior years	185	192
Additions for tax positions of prior years from current year acquisition	17,630	7,812
Lapses for tax positions of prior years	(763)	(1,811)
Balance as of December 31	$18,367	$24,560

As part of its acquisition of ITC^DeltaCom, $17.6 million of uncertain tax positions were identified. Of this amount, $16.3 million would reduce net operating losses if assessed and $1.3 million would result in tax on income.

Of the total uncertain tax positions, $17.6 million and $6.0 million respectively, relate to uncertain tax positions due to the acquisitions of ITC^DeltaCom and One Communications Corp. Within the next twelve months, it is reasonably possible that approximately $1.3 million of the total uncertain tax positions recorded will reverse, primarily due to the expiration of statutes of limitation in various jurisdictions. $8.6 million would impact the effective rate once settled.

14. Commitments and Contingencies

Leases

The Company leases certain of its facilities under various non-cancelable operating leases. The facility leases generally require the Company to pay operating costs, including property taxes, insurance and maintenance, and generally contain annual escalation provisions as well as renewal options. Total rent expense (including operating expenses) during the years ended December 31, 2009, 2010 and 2011 for all operating leases, excluding rent and operating expenses associated with facilities exited as part of the Company's restructuring plans, was $4.5 million, $4.5 million and $13.7 million, respectively.

Minimum lease commitments (including estimated operating expenses) under non-cancelable leases, including commitments associated with facilities exited as part of the Company's restructuring plans, as of December 31, 2011 are as follows:

Year Ending December 31,	Operating Leases
	(in thousands)
2012	$ 35,975
2013	31,506
2014	25,954
2015	17,116
2016	15,355
Thereafter	60,791
Total minimum lease payments, including estimated operating expenses	186,697
Less aggregate contracted sublease income	(5,880)
	$180,817

Purchase commitments

The Company has entered into agreements with vendors to purchase certain telecommunications services and equipment under non-cancelable agreements. The Company also has minimum commitments under network access agreements with several carriers and obligations for certain advertising spending under non-cancelable agreements. The following table summarizes commitments under these agreements as of December 31, 2011 (in thousands):

Year Ending December 31,	
2012	$ 77,285
2013	56,829
2014	26,250
2015	10,998
2016	4,103
Thereafter	10,886
Total	$186,351

Legal proceedings

The Company is party to various legal proceedings and other disputes arising from normal business activities. The result of any current or future disputes, litigation or other legal proceedings is inherently unpredictable. The Company's management, however, believes that there are no disputes, litigation or other legal proceedings asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows, and believes that adequate provision for any probable and estimable losses has been made in the Company's condensed consolidated financial statements.

Regulation

The Company's services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company's industry generally or upon the Company specifically.

Other

The Company is periodically involved in disputes related to its billings to other carriers for access to its network. The Company does not recognize revenue related to such matters until the period that it is reliably assured of the collection of these claims. In the event that a claim is made related to revenues previously recognized, the Company assesses the validity of the claim and adjusts the amount of revenue being recognized to the extent that the claim adjustment is considered probable and estimable.

The Company periodically disputes network access charges that it is assessed by other companies with which the Company interconnects. The Company maintains adequate reserves for anticipated exposure associated with these billing disputes. The reserves are reviewed on a monthly basis, but are subject to changes in estimates and management judgment as new information becomes available. In view of the length of time historically required to resolve these disputes, they may be resolved or require adjustment in future periods and relate to costs invoiced, accrued or paid in prior periods.

15. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as observable inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets measured at fair value on a recurring basis

As of December 31, 2010 and 2011, the Company held certain assets that are required to be measured at fair value on a recurring basis. These included the Company's cash equivalents and marketable securities. The following tables present the Company's assets that are measured at fair value on a recurring basis as of December 31, 2010 and 2011:

Description	Carrying Value	Fair Value	Fair Value Measurements as of December 31, 2010 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in thousands)		
Cash equivalents	$184,054	$184,054	$184,054	$ —	$ —
Government and agency securities	284,441	284,441	—	284,441	—
Corporate debt securities	21,011	21,011	—	21,011	—
Commercial paper	14,666	14,666	—	14,666	—
Total	$504,172	$504,172	$184,054	$320,118	$ —

Description	Carrying Value	Fair Value	Fair Value Measurements as of December 31, 2011 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in thousands)		
Cash equivalents	$105,297	$105,297	$105,297	$ —	$ —
Government and agency securities	11,304	11,304	—	11,304	—
Corporate debt securities	11,057	11,057	—	11,057	—
Commercial paper	4,246	4,246	—	4,246	—
Certificates of deposit	3,000	3,000	—	3,000	—
Total	$134,904	$134,904	$105,297	$29,607	$ —

As of December 31, 2010 and 2011, the Company classified its cash equivalents within Level 1 because these securities were valued based on quoted market prices in active markets. The Company classified its government and agency securities, corporate debt securities, commercial paper and certificates of deposit within Level 2 because these securities were valued based on quoted prices in markets that are less active, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's government and agency securities, corporate debt securities and commercial paper as of December 31, 2010 have been reclassified from the prior year presentation to reflect these securities within Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis

Disclosures are required for certain assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Such measurements of fair value relate primarily to long-lived asset impairments. The Company recorded a non-cash impairment charge of $1.7 million during the year ended December 31, 2010 to write-down its New Edge trade name. There were no material long-lived asset impairments during the years ended December 31, 2009 and 2011.

Fair value of debt

The estimated fair value of the Company's Convertible Notes, Senior Notes and ITC^DeltaCom Notes were determined based on Level 1 input using quoted prices in active markets. The following table presents the fair value of the Company's debt, excluding capital leases, as of December 31, 2010 and 2011:

	As of December 31, 2010		As of December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
ITC^DeltaCom senior notes	$351,251	$352,625	$346,856	$320,578
EarthLink convertible senior notes	243,069	300,281	—	—
EarthLink senior notes	—	—	290,221	284,700
Total debt, excluding capital leases	$594,320	$652,906	$637,077	$605,278

16. Supplemental Disclosure of Cash Flow Information

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Additional cash flow information			
Cash paid during the year for interest	$10,422	$10,825	$59,170
Cash paid during the year for income taxes	4,261	4,750	4,375
Noncash investing activity			
Fair value of restricted stock units assumed in connection with acquisition	$ —	$ 2,275	$ —

17. Segment Information

The Company reports segment information along the same lines that its chief executive officer reviews its operating results in assessing performance and allocating resources. The Company operates two reportable segments, Business Services and Consumer Services. The Company's Business Services segment provides a comprehensive suite of communications and technology services, including voice, data, managed network services, cloud hosting and equipment services, to businesses, enterprise organizations and communications carriers. The Company's Consumer Services segment provides nationwide Internet access and related value-added services to residential customers. The results of ITC^DeltaCom, One Communications and STS Telecom are included in the Company's Business Services segment.

The Company evaluates performance of its segments based on segment income from operations. Segment income from operations includes revenues from external customers, related cost of revenues and operating expenses directly attributable to the segment, which include costs over which segment managers have direct discretionary control, such as advertising and marketing programs, customer support expenses, operations expenses, product development expenses, certain technology and facilities expenses, billing operations and provisions for doubtful accounts. Segment income from operations excludes other income and expense items and certain expenses over which segment managers do not have discretionary control. Costs excluded from segment income from operations include various corporate expenses (consisting of certain costs such as corporate management, human resources, finance and legal), depreciation and amortization, impairment of goodwill and intangible assets, restructuring and acquisition-related costs, and stock-based compensation expense, as they are not considered in the measurement of segment performance.

Information on the Company's reportable segments and a reconciliation to consolidated income from operations for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Business Services			
Revenues	$148,317	$160,764	$ 938,259
Cost of revenues (excluding depreciation and amortization)	82,420	90,677	473,004
Gross margin	65,897	70,087	465,255
Direct segment operating expenses	40,249	50,096	299,129
Segment operating income	$ 25,648	$ 19,991	$ 166,126
Consumer Services			
Revenues	$575,412	$461,448	$ 375,845
Cost of revenues (excluding depreciation and amortization)	183,248	143,956	117,482
Gross margin	392,164	317,492	258,363
Direct segment operating expenses	122,575	87,660	70,812
Segment operating income	$269,589	$229,832	$ 187,551
Consolidated			
Revenues	$723,729	$622,212	$1,314,104
Cost of revenues (excluding depreciation and amortization)	265,668	234,633	590,486
Gross margin	458,061	387,579	723,618
Direct segment operating expenses	162,824	137,756	369,941
Segment operating income	295,237	249,823	353,677
Stock-based compensation expense	13,231	9,959	13,466
Impairment of goodwill and intangible assets	24,145	1,711	—
Depreciation amd amortization	23,962	23,390	160,083
Restructuring and acquisition-related costs	5,615	22,368	32,068
Other operating expenses	46,126	30,702	22,951
Income from operations	$182,158	$161,693	$ 125,109

The Company manages its working capital on a consolidated basis and does not allocate long-lived assets to segments. In addition, segment assets are not reported to, or used by, the chief operating decision maker and therefore, total segment assets have not been disclosed.

The Company has not provided information about geographic segments because substantially all of the Company's revenues, results of operations and identifiable assets are in the United States.

Information on revenues by groups of similar services and by segment for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year Ended December 31,		
	2009	2010	2011
	(in thousands)		
Business Services			
Retail services	$ 69,845	$ 88,739	$ 760,158
Wholesale services	40,047	36,792	136,224
Other	38,425	35,233	41,877
Total revenues	148,317	160,764	938,259
Consumer Services			
Access services	503,769	403,174	323,998
Value-added services	71,643	58,274	51,847
Total revenues	575,412	461,448	375,845
Total Revenues	$723,729	$622,212	$1,314,104

The Company's Business Services segment earns revenue by providing a broad range of data, voice, managed IT and equipment services to businesses, enterprise organizations and communications carriers. The Company presents its Business Services revenue in the following three categories: (1) retail services, which includes data, voice and managed IT services provided to businesses and enterprise organizations; (2) wholesale services, which includes the sale of transmission capacity to other telecommunications carriers; and (3) other services, which includes the sale of customer premises equipment and web hosting. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; equipment fees and termination fees.

The Company's Consumer Services segment earns revenue by providing nationwide Internet access and related value-added services. The Company presents its Consumer Services revenue in the following two categories: (1) access services, which includes include narrowband and broadband Internet access services and (2) value-added services, which includes revenues from ancillary services sold as add-on features to EarthLink's Internet access services, such as security products, premium email only, home networking, email storage and Internet call waiting; search revenues; and advertising revenues. Revenues generally consist of recurring monthly charges for such services; usage fees; installation fees; termination fees; and fees for equipment.

18. Condensed Consolidating Financial Information

In May 2011, the Company completed a private placement of $300.0 million aggregate principal amount of 8⅞% Senior Notes Due 2019 (the "Original Senior Notes"). The Original Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of the Company's existing and future domestic subsidiaries, other than (i) ITC^DeltaCom, Inc. and its subsidiaries and (ii) certain other excluded subsidiaries (the "Guarantor Subsidiaries"). ITC^DeltaCom, Inc. and its subsidiaries are not guarantors of the Original Senior Notes (the "Non-Guarantor Subsidiaries"). All of the Guarantor Subsidiaries are 100% owned by the Company.

In August 2011, pursuant to the Registration Rights Agreement, the Company registered an identical series of notes (the "Exchange Senior Notes") with the SEC and exchanged those registered Exchange Senior Notes for the Original Senior Notes. The Exchange Senior Notes are guaranteed by the Guarantor Subsidiaries. In connection with the registration of the Exchange Senior Notes and related guarantees, the Company is required to provide the financial information set forth under Rule 3-10 of Regulation S-X, "Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered" ("Rule 3-10"). The accompanying condensed consolidating financial information has been prepared and presented pursuant to Rule 3-10. The column labeled Parent Company represents EarthLink's stand-alone results and its investment in all of its subsidiaries accounted for using the equity method. The Guarantor Subsidiaries and the Non-Guarantor Subsidiaries are presented in separate columns and represent all the applicable subsidiaries on a combined basis. Intercompany eliminations are shown in a separate column.

The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and is not intended to present the operating results of those legal entities on a stand-alone basis.

The condensed consolidating financial information is presented in the following tables (in thousands):

Condensed Consolidating Balance Sheet
As of December 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 148,363	$ 28,490	$ 34,930	$ —	$ 211,783
Marketable securities	28,606	—	—	—	28,606
Restricted cash	—	—	1,781	—	1,781
Accounts receivable, net	12,622	58,284	43,851	—	114,757
Prepaid expenses	3,974	3,046	6,143	—	13,163
Deferred income taxes, net	7,286	15,247	15,904	—	38,437
Due from affiliates	178,705	16,783	2,919	(198,407)	—
Other current assets	8,393	10,103	5,034	—	23,530
Total current assets	387,949	131,953	110,562	(198,407)	432,057
Long-term marketable securities	1,001	—	—	—	1,001
Property and equipment, net	21,622	154,489	213,438	—	389,549
Deferred income taxes, net	31,841	69,207	71,328	—	172,376
Goodwill	88,920	94,554	194,761	—	378,235
Purchased intangible assets, net	304	163,942	121,115	—	285,361
Investment in subsidiaries	791,437	—	—	(791,437)	—
Other long-term assets	11,888	9,902	82	—	21,872
Total assets	$1,334,962	$ 624,047	$711,286	$(989,844)	$1,680,451
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 7,741	$ 3,551	$ 4,680	$ —	$ 15,972
Accrued payroll and related expenses	9,691	10,565	8,154	—	28,410
Accrued interest	3,329	—	8,626	—	11,955
Other accrued liabilities	17,243	70,098	29,055	—	116,396
Deferred revenue	16,249	26,523	25,410	—	68,182
Due to affiliates	12,684	183,717	2,006	(198,407)	—
Current portion of debt and capital lease obligations	20	1,216	419		1,655
Total current liabilities	66,957	295,670	78,350	(198,407)	242,570
Long-term debt and capital lease obligations	290,221	16,180	347,364	—	653,765
Other long-term liabilities	8,633	15,294	7,045	—	30,972
Total liabilities	365,811	327,144	432,759	(198,407)	927,307
Stockholders' equity:					
Common stock	1,962	—	—	—	1,962
Additional paid-in capital	2,066,623	500,596	295,516	(791,437)	2,071,298
Accumulated deficit	(392,986)	(203,693)	(16,989)	—	(613,668)
Treasury stock, at cost	(706,434)	—	—	—	(706,434)
Accumulated other comprehensive loss	(14)	—	—	—	(14)
Total stockholders' equity	969,151	296,903	278,527	(791,437)	753,144
Total liabilities and stockholders' equity	$1,334,962	$ 624,047	$711,286	$(989,844)	$1,680,451

Condensed Consolidating Balance Sheet
As of December 31, 2010

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 197,615	$ 1,752	$ 43,585	$ —	$ 242,952
Marketable securities	307,814	—	—	—	307,814
Restricted cash	—	—	2,270	—	2,270
Accounts receivable, net	15,012	4,962	40,242	—	60,216
Prepaid expenses	2,341	1,326	8,494	—	12,161
Deferred income taxes, net	44,270	1,345	46	—	45,661
Due from affiliates	163,036	35,754	1,292	(200,082)	—
Other current assets	6,610	3,962	4,230	—	14,802
Total current assets	736,698	49,101	100,159	(200,082)	685,876
Long-term marketable securities	12,304	—	—	—	12,304
Property and equipment, net	21,244	12,879	206,988	—	241,111
Deferred income taxes, net	39,425	60,152	89,460	—	189,037
Purchased intangible assets, net	960	4,754	129,650	—	135,364
Goodwill	88,920	—	170,126	—	259,046
Investment in subsidiaries	391,650	—	—	(391,650)	—
Other long-term assets	1,070	—	170	—	1,240
Total assets	$1,292,271	$ 126,886	$696,553	$(591,732)	$1,523,978
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Accounts payable	$ 4,959	$ 579	$ 11,734	$ —	$ 17,272
Accrued payroll and related expenses	13,109	1,240	4,053	—	18,402
Accrued interest	—	—	8,622	—	8,622
Other accrued liabilities	24,627	4,535	37,845	—	67,007
Deferred revenue	19,704	1,373	19,844	—	40,921
Due to affiliates	37,046	163,036	—	(200,082)	—
Current portion of debt and capital lease obligations	243,069	—	—	—	243,069
Total current liabilities	342,514	170,763	82,098	(200,082)	395,293
Long-term debt and capital lease obligations	—	—	351,251	—	351,251
Other long-term liabilities	10,839	793	7,934	—	19,566
Total liabilities	353,353	171,556	441,283	(200,082)	766,110
Stockholders' equity (deficit):					
Common stock	1,918	—	—	—	1,918
Additional paid-in capital	2,061,555	130,161	261,489	(391,650)	2,061,555
Accumulated deficit	(467,185)	(174,831)	(6,219)	—	(648,235)
Treasury stock, at cost	(657,611)	—	—	—	(657,611)
Accumulated other comprehensive income	241	—	—	—	241
Total stockholders' equity (deficit)	938,918	(44,670)	255,270	(391,650)	757,868
Total liabilities and stockholders' equity (deficit)	$1,292,271	$ 126,886	$696,553	$(591,732)	$1,523,978

Condensed Consolidating Statement of Operations
Year Ended December 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$402,229	$464,867	$449,714	$(2,706)	$1,314,104
Operating costs and expenses:					
Cost of revenues (exclusive of depreciation and amortization shown separately below)	123,306	250,486	219,400	(2,706)	590,486
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	104,367	163,226	138,765	—	406,358
Depreciation and amortization	9,767	78,657	71,659	—	160,083
Restructuring and acquisition-related costs	10,309	16,487	5,272	—	32,068
Total operating costs and expenses	247,749	508,856	435,096	(2,706)	1,188,995
Income (loss) from operations	154,480	(43,989)	14,618	—	125,109
Interest expense and other, net	(32,922)	(6,836)	(30,882)	—	(70,640)
Income (loss) before income taxes	121,558	(50,825)	(16,264)	—	54,469
Income tax (provision) benefit	(47,359)	21,963	5,494	—	(19,902)
Net income (loss)	$ 74,199	$(28,862)	$(10,770)	$ —	$ 34,567

Condensed Consolidating Statement of Operations
Year Ended December 31, 2010

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$494,450	$101,510	$ 26,603	$(351)	$622,212
Operating costs and expenses:					
Cost of revenues (exclusive of depreciation and amortization shown separately below)	151,404	70,606	12,974	(351)	234,633
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	130,288	37,869	10,260	—	178,417
Depreciation and amortization	11,319	7,186	4,885	—	23,390
Impairment of goodwill and intangible assets	—	1,711	—	—	1,711
Restructuring and acquisition-related costs	15,603	—	6,765	—	22,368
Total operating costs and expenses	308,614	117,372	34,884	(351)	460,519
Income (loss) from operations	185,836	(15,862)	(8,281)	—	161,693
Interest expense and other, net	(17,299)	(4,021)	(2,089)	—	(23,409)
Income (loss) before income taxes	168,537	(19,883)	(10,370)	—	138,284
Income tax (provision) benefit	(68,041)	7,086	4,151	—	(56,804)
Net income (loss)	$100,496	$(12,797)	$ (6,219)	$ —	$ 81,480

Condensed Consolidating Statement of Operations
Year Ended December 31, 2009

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$616,236	$107,959	$ —	$(466)	$723,729
Operating costs and expenses:					
Cost of revenues (exclusive of depreciation and amortization shown separately below)	193,154	72,980	—	(466)	265,668
Selling, general and administrative (exclusive of depreciation and amortization shown separately below)	185,359	36,822	—	—	222,181
Depreciation and amortization	15,554	8,408	—	—	23,962
Impairment of goodwill and intangible assets	—	24,145	—	—	24,145
Restructuring and acquisition-related costs	5,615	—	—	—	5,615
Total operating costs and expenses	399,682	142,355	—	(466)	541,571
Income (loss) from operations	216,554	(34,396)	—	—	182,158
Interest expense and other, net	(17,399)	(3,726)	—	—	(21,125)
Income (loss) before income taxes	199,155	(38,122)	—	—	161,033
Income tax benefit	86,927	39,158	—	—	126,085
Net income	$286,082	$ 1,036	$ —	$ —	$287,118

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2011

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 129,515	$ (20,440)	$ 37,159	$ —	$ 146,234
Cash flows from investing activities:					
Purchase of business, net of cash acquired	(20,236)	—	(22,859)	—	(43,095)
Purchases of property and equipment	(9,341)	(42,815)	(49,811)	—	(101,967)
Purchases of marketable securities	(29,621)	—	—	—	(29,621)
Sales and maturities of marketable securities	319,729	—	—	—	319,729
Payment for investment in subsidiary	(30,000)	—	—	30,000	—
Other	(600)	(3,412)	560	—	(3,452)
Net cash provided by (used in) investing activities	229,931	(46,227)	(72,110)	30,000	141,594
Cash flows from financing activities:					
Proceeds from issuance of debt, net of issuance costs	278,256	—	—	—	278,256
Repayment of debt and capital lease obligations	(257,063)	(267,837)	(3,650)	—	(528,550)
Repurchases of common stock	(46,989)	—	—	—	(46,989)
Payment of dividends	(22,913)	—	—	—	(22,913)
Proceeds from exercises of stock options	619	—	—	—	619
Proceeds from parent	—	—	30,000	(30,000)	—
Change in due to/from affiliates, net	(360,608)	360,608	—	—	—
Other	—	634	(54)	—	580
Net cash (used in) provided by financing activities	(408,698)	93,405	26,296	(30,000)	(318,997)
Net (decrease) increase in cash and cash equivalents	(49,252)	26,738	(8,655)	—	(31,169)
Cash and cash equivalents, beginning of year	197,615	1,752	43,585	—	242,952
Cash and cash equivalents, end of year	$ 148,363	$ 28,490	$ 34,930	$ —	$ 211,783

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2010

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$ 167,691	$ (8,104)	$ (5,138)	$ —	$ 154,449
Cash flows from investing activities:					
Purchase of business, net of cash acquired	(251,489)	—	59,237	—	(192,252)
Purchases of property and equipment	(6,447)	(7,063)	(10,515)	—	(24,025)
Purchases of investments in marketable securities	(362,127)	—	—	—	(362,127)
Sales and maturities of investments in marketable securities	132,592	—	—	—	132,592
Payments to settle precombination stock awards	—	—	(9,062)	—	(9,062)
Proceeds received from investments in other companies	1,618	—	—	—	1,618
Payment for investment in subsidiary stock	(10,000)	—	—	10,000	—
Other	—	—	(937)	—	(937)
Net cash (used in) provided by investing activities	(495,853)	(7,063)	38,723	10,000	(454,193)
Cash flows from financing activities:					
Principal payments under capital lease obligations	(35)	—	—	—	(35)
Repurchases of common stock	(851)	—	—	—	(851)
Payment of dividends	(67,474)	—	—	—	(67,474)
Proceeds from exercises of stock options	2,829	—	—	—	2,829
Proceeds from issuance of stock subscription	—	—	10,000	(10,000)	—
Change in due to/from affiliates, net	(15,676)	15,676	—	—	—
Other financing activities	(2,768)	—	—	—	(2,768)
Net cash (used in) provided by financing activities	(83,975)	15,676	10,000	(10,000)	(68,299)
Net (decrease) increase in cash and cash equivalents	(412,137)	509	43,585	—	(368,043)
Cash and cash equivalents, beginning of year	609,752	1,243	—	—	610,995
Cash and cash equivalents, end of year	$ 197,615	$ 1,752	$ 43,585	$ —	$ 242,952

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2009

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities	$233,829	$(25,207)	$ —	$ —	$208,622
Cash flows from investing activities:					
Purchases of property and equipment	(8,274)	(4,845)	—	—	(13,119)
Purchases of investments in marketable securities	(56,702)	—	—	—	(56,702)
Sales and maturities of investments in marketable securities	24,259	—	—	—	24,259
Proceeds received from investments in other companies	8,441	—	—	—	8,441
Net cash used in investing activities	(32,276)	(4,845)	—	—	(37,121)
Cash flows from financing activities:					
Principal payments under capital lease obligations	(36)	—	—	—	(36)
Repurchases of common stock	(22,340)	—	—	—	(22,340)
Payment of dividends	(30,006)	—	—	—	(30,006)
Proceeds from exercises of stock options	5,312	—	—	—	5,312
Change in due to/from affilites	(30,078)	30,078	—	—	—
Net cash (used in) provided by financing activities	(77,148)	30,078	—	—	(47,070)
Net increase in cash and cash equivalents	124,405	26	—	—	124,431
Cash and cash equivalents, beginning of year	485,347	1,217	—	—	486,564
Cash and cash equivalents, end of year	$609,752	$ 1,243	$ —	$ —	$610,995

19. Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly consolidated financial data for the eight quarters in the period ended December 31, 2011. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited consolidated financial statements and includes all material adjustments (consisting of normal recurring accruals and adjustments) necessary to present fairly the quarterly unaudited financial information. The operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended (1)							
	Mar. 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
	(unaudited) (in thousands, except per share data)							
Revenues	$157,258	$153,007	$145,158	$166,789	$243,018	$363,559	$357,290	$350,237
Cost of revenues	58,880	56,128	55,025	64,600	103,723	164,357	161,327	161,079
Operating costs and expenses (2)	49,965	46,328	48,143	81,450	99,345	169,934	164,360	164,870
Income from operations	48,413	50,551	41,990	20,739	39,950	29,268	31,603	24,288
Interest expense and other, net	(4,874)	(5,329)	(5,466)	(7,740)	(12,960)	(19,076)	(22,161)	(16,443)
Income before income taxes	43,539	45,222	36,524	12,999	26,990	10,192	9,442	7,845
Income tax provision	(16,792)	(17,182)	(15,139)	(7,691)	(10,627)	(3,644)	(1,937)	(3,694)
Net income	$ 26,747	$ 28,040	$ 21,385	$ 5,308	$ 16,363	$ 6,548	$ 7,505	$ 4,151
Net income per share (3):								
Basic	$ 0.25	$ 0.26	$ 0.20	$ 0.05	$ 0.15	$ 0.06	$ 0.07	$ 0.04
Diluted	$ 0.25	$ 0.26	$ 0.20	$ 0.05	$ 0.15	$ 0.06	$ 0.07	$ 0.04
Weighted average common shares outstanding								
Basic	107,623	108,053	108,220	108,320	108,403	109,593	107,794	106,650
Diluted	108,478	108,888	109,473	111,317	109,626	110,490	108,523	107,202

(1) On December 8, 2010, the Company acquired ITC^DeltaCom. The results of operations of ITC^DeltaCom have been included in the Company's consolidated financial statements since the acquisition date. On April 1, 2011, the Company acquired One Communications. The results of operations of One Communications have been included in the Company's consolidated financial statements since the acquisition date.

(2) Operating costs and expenses for the quarter ended December 31, 2010 includes a $1.7 million impairment to write off the Company's New Edge trade name, as a result of a decision to re-brand the New Edge name as EarthLink Business.

(3) The quarterly net income per share amounts will not necessarily add to the net income per share computed for the year because of the method used in calculating per share data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by our independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

There was no information required to be disclosed in a report on Form 8-K during the three months ended December 31, 2011 covered by this Annual Report on Form 10-K that was not reported.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item will be set forth under the captions "Proposal 1—Election of Directors—Nominees Standing for Election," "Executive Officers," "Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement for our 2012 Annual Meeting of Stockholders ("Proxy Statement") or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Item 11. Executive Compensation.

Information relating to compensation of our directors and executive officers will be set forth under the captions "Corporate Governance-Director Compensation" and "Executive Compensation" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference, except for the information set forth under the caption "Executive Compensation—Leadership and Compensation Committee Report," which specifically is not so incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Security Ownership of Certain Beneficial Owners and Management

Information regarding security ownership of certain beneficial owners and management of our voting securities will be set forth under the caption "Beneficial Ownership of Common Stock" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2011 concerning the shares of our common stock which are authorized for issuance under our equity compensation plans:

Plan Category	Number of Securities to Be Issued on Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Stockholders	3,995,639 (1)	$ 9.00 (2)	22,475,997 (3)
Equity Compensation Plans Not Approved By Stockholders (4)	486,222	$ 9.48 (2)	
Total	4,481,861		

(1) Includes 1,701,920 shares of Common Stock issuable upon exercise of outstanding stock options and 2,293,719 shares of Common Stock issuable upon vesting of outstanding restricted stock units.

(2) The weighted-average exercise price does not take into account the restricted stock units described in footnotes (1) or (4) because the restricted stock units do not have an exercise price upon vesting.

(3) This number includes shares available by plan as follows:

Plan	Securities Available for Future Issuance
EarthLink, Inc. 2011 Equity and Cash Incentive Plan	22,175,500
EarthLink, Inc. Equity Plan for Non-Employee Directors	300,497
	22,475,997

(4) Pursuant to our merger agreement with ITC^DeltaCom in 2010, we were required to assume certain ITC^DeltaCom restricted stock units that had been issued to ITC^DeltaCom employees under the ITC^DeltaCom Amended and Restated Stock Incentive Plan and to convert these restricted stock units into EarthLink restricted stock units. The number of EarthLink restricted stock units was determined by multiplying the number of shares of common stock subject to the ITC^DeltaCom restricted stock units by the conversion ratio set forth in the merger agreement. As a result, approximately 1.8 million ITC^DeltaCom restricted stock units were converted into 587,672 EarthLink restricted stock units. The assumption of the ITC^DeltaCom Amended and Restated Stock Incentive Plan by us qualified under the exception for plans or arrangements involving a merger or acquisition to the shareholder approval requirement of NASDAQ Listing Rule 5635(c). As of December 31, 2011, 319,322 of these restricted stock units were outstanding.

Pursuant to our merger agreement with New Edge Holding Company in 2006, we were required to grant options to purchase up to 657,000 shares of our Common Stock to New Edge employees. These options were "inducement grants" to new employees in connection with our acquisition of New Edge that qualified under the "inducement grant exception" to the shareholder approval requirement of NASDAQ Listing Rule 5635(c). In connection with the closing, the Leadership and Compensation Committee approved the EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company. The Leadership and Compensation Committee then granted options to purchase 657,000 shares of our Common Stock to these New Edge employees in accordance with this plan. As of December 31, 2011, 173,515 of these options were outstanding. The options have an exercise price equal to the last reported price of $9.48 per share and vested 25 percent after 12 months and 6.25 percent each quarter thereafter and are fully vested. The options have a term of 10 years.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and transactions between EarthLink and certain of our affiliates is set forth under the caption "Executive Compensation—Leadership and Compensation Committee Interlocks and Insider Participation" and "Executive Compensation—Certain Relationships and Related Transactions" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Information regarding director independence is set forth under the caption "Corporate Governance—Director Independence" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information regarding our principal accounting fees and services is set forth under the caption "Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement referred to in Item 10 above or in a subsequent amendment to this Annual Report on Form 10-K. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this Annual Report on Form 10-K

(1) Financial Statements

1. Reports of Independent Registered Public Accounting Firm
2. Consolidated Balance Sheets as of December 31, 2010 and 2011
3. Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011
4. Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2009, 2010 and 2011
5. Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011
6. Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

The Financial Statement Schedule(s) described in Regulation S-X are omitted from this Annual Report on Form 10-K because they are either not required under the related instructions or are inapplicable.

(3) Listing of Exhibits

2.1— Agreement and Plan of Merger, dated as of October 1, 2010, by and among EarthLink, Inc., Egypt Merger Corp. and ITC^DeltaCom, Inc. (incorporated by reference to Exhibit 2.1 of EarthLink, Inc.'s Report on Form 8-K dated October 1, 2010—File No. 001-15605).

2.2— Agreement and Plan of Merger, dated as of December 20, 2010, by and among EarthLink, Inc., Egypt Acquisition Corp., One Communications Corp. and Kenneth D. Peterson, Jr. as Stockholder Representative (incorporated by reference to Exhibit 2.1 of EarthLink, Inc.'s Report on Form 8-K dated December 20, 2010—File No. 001-15605).

3.1— Second Restated Certificate of Incorporation of EarthLink, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-8 of EarthLink, Inc. dated May 3, 2011—File No. 333-173889).

3.2— Fourth Amended and Restated Bylaws of EarthLink, Inc. (incorporated by reference to Exhibit 3.1 to EarthLink, Inc.'s Report on Form 8-K dated February 14, 2012—File No. 001-15605).

4.1— Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-8 of EarthLink, Inc. dated February 10, 2000—File No. 333-30024).

4.2— Rights Agreement, dated as of August 6, 2002, between EarthLink, Inc. and American Stock Transfer and Trust Co. (incorporated by reference to Exhibit 4.1 to EarthLink, Inc.'s Report on Form 8-K dated August 6, 2002—File No. 001-15605).

4.3— Indenture, dated as of April 9, 2010, among ITC^DeltaCom, Inc., the Guarantors parties thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of Global Note thereunder (incorporated by reference to Exhibit 4.1 to the ITC^DeltaCom, Inc.'s Report on Form 8-K dated April 9, 2010—File No. 000-23253).

4.4— Indenture, dated May 17, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of EarthLink, Inc.'s Current Report on Form 8-K dated May 17, 2011—File No. 001-15605).

4.5— Registration Rights Agreement, dated May 17, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Securities Inc., as representative to the initial purchasers listed on Schedule 1 of the Purchase Agreement (incorporated by reference to Exhibit 4.2 of EarthLink, Inc.'s Current Report on Form 8-K dated May 17, 2011—File No. 001-15605).

4.6— First Supplemental Indenture, dated June 7, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4 of EarthLink, Inc. dated June 17, 2011—File No. 333-174950).

4.7— Second Supplemental Indenture, Supplementing the Indenture Dated as of May 17, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2011—File No. 001-15605).

10.1#— 1995 Stock Option Plan (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Registration Statement on Form S-8 dated February 10, 2000—File No. 333-30024).

10.2#— EarthLink, Inc. Stock Incentive Plan, as amended (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Post Effective Amendment to Registration Statement on Form S-8 dated February 2, 2004—File No. 333-39456).

10.3#— EarthLink, Inc. Equity Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 4.4 of EarthLink, Inc.'s Post Effective Amendment to Registration Statement on Form S-8 dated February 2, 2004—File No. 333-108065).

10.4#— EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.1 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.5#— EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company (incorporated by reference to Exhibit 10.1 to EarthLink, Inc.'s Report on Form 8-K dated April 14, 2006).

10.6#— EarthLink, Inc. 2011 Equity and Cash Incentive Plan (incorporated herein by reference to Annex D to EarthLink, Inc.'s Definitive Proxy Statement on Schedule 14A (File No. 001-15605), filed March 22, 2011).

10.7#— Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.8#— Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.9#— Form of Performance Accelerated Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.10#— Form of Nonqualified Stock Option Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.5 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2005—File No. 001-15605).

10.11#— Form of Incentive Stock Option Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.2 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.12#— Form of Nonqualified Stock Option Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.3 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.13#— Form of Nonqualified Stock Option Agreement for Directors under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.4 to EarthLink, Inc.'s Report on Form 8-K dated May 5, 2006).

10.14#— Form of Restricted Stock Unit Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.50 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2007—File No. 001-15605).

10.15#— Form of Restricted Stock Unit Agreement under the EarthLink, Inc. 2006 Equity and Cash Incentive Plan (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2011—File No. 001-15605).

10.16#— Form of Restricted Stock Unit Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.19 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2009—File No. 001-15605).

10.17#— Form of Award Agreement under EarthLink, Inc. Stock Option Plan for Inducement Awards Relating to the Acquisition of New Edge Holding Company (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 dated May 5, 2006—File No. 333-133870).

10.18#— EarthLink, Inc. Board of Directors Compensation Plan, effective January 2011 (incorporated by reference to Exhibit 10.28 of EarthLink, Inc.'s Report on Form 10-K for the year ended December 31, 2010—File No. 001-15605).

10.19#— Second Amended and Restated Change-in-Control Accelerated Vesting and Severance Plan (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated October 18, 2011—File No. 001-15605).

10.20#— EarthLink, Inc. Severance Plan (incorporated by reference to Exhibit 10.2 of EarthLink, Inc.'s Report on Form 8-K dated October 18, 2011—File No. 001-15605).

10.21— Second Amended and Restated Employment Agreement between the Company and Rolla P. Huff, dated October 18, 2011 (incorporated by reference to Exhibit 10.3 of EarthLink, Inc.'s Report on Form 8-K dated October 18, 2011—File No. 001-15605).

10.22— Second Amended and Restated Employment Agreement between the Company and Joseph M. Wetzel, dated October 18, 2011 (incorporated by reference to Exhibit 10.4 of EarthLink, Inc.'s Report on Form 8-K dated October 18, 2011—File No. 001-15605).

10.23— Summary of 2011 bonus payments and 2012 salaries for executive officers (incorporated by reference to EarthLink, Inc.'s Report on Form 8-K dated February 14, 2012—File No. 001-15605).

10.24+— High-Speed Service Agreement between EarthLink, Inc. and Time Warner Cable Inc. (incorporated by reference to Exhibit 10.5 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended March 31, 2009—File No. 001-15605).

10.25+— Third Amendment, effective as of October 31, 2010, to the High-Speed Service Agreement, dated as of June 30, 2006, as amended, by and between Time Warner Cable Inc. and EarthLink, Inc. (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated December 1, 2010—File No. 001-15605).

10.26—	Security Agreement, dated as of April 9, 2010, among ITC^DeltaCom, Inc., the subsidiaries of ITC^DeltaCom, Inc. from time to time party thereto and The Bank of New York Mellon Trust Company, N,.A., as Collateral Agent for the First Lien Secured Parties referred to therein (incorporated by referent to Exhibit 4.3 to ITC^DeltaCom, Inc.'s Report on Form 8-K dated April 9, 2010—File No. 000-23253).
10.27—	Credit Agreement, dated May 20, 2011, among EarthLink, Inc., the subsidiary guarantors party thereto, Regions Bank, as administrative and collateral agent, Regions Capital Markets and Deutsche Bank Securities Inc., as Joint Lead Arrangers and Joint Book Managers, Deutsche Bank Trust Company Americas, as Syndication Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 of EarthLink, Inc.'s Report on Form 8-K dated May 20, 2011—File No. 001-15605).
10.28—	Joinder Agreement dated as of September 27, 2011 by and between Business Vitals, LLC, and Regions Bank, in its capacities as Administrative Agent and Collateral Agent under that certain Credit Agreement dated as of May 20, 2011 among EarthLink, Inc., certain other Credit Parties party thereto from time to time, the Lenders from time to time party thereto and Regions Bank, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 4.2 of EarthLink, Inc.'s Report on Form 10-Q for the quarterly period ended September 30, 2011—File No. 001-15605).
21.1*—	Subsidiaries of the Registrant.
23.1*—	Consent of Ernst & Young LLP, an independent registered public accounting firm.
24.1*—	Power of Attorney (see the Power of Attorney in the signature page hereto).
31.1*—	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*—	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*—	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*—	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

* Filed herewith.

\# Management compensatory plan or arrangement.

\+ Confidential treatment has been requested with respect to portions of this exhibit.

** Pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for the purposes of section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities and Exchanges Act of 1934, as amended, and otherwise is not subject to liability under these sections.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K.

(c) Financial Statement Schedule

The Financial Statement Schedule(s) described in Regulation S-X are omitted from this Annual Report on Form 10-K because they are either not required under the related instructions or are inapplicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EARTHLINK, INC.

By: /s/ ROLLA P. HUFF

Rolla P. Huff,
Chairman of the Board and Chief Executive Officer
Date: February 24, 2012

Each person whose signature appears below hereby constitutes and appoints Rolla P. Huff and Bradley A. Ferguson, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant and in the capacities and on the dates indicated.

Date: February 24, 2012	By: /s/ ROLLA P. HUFF Rolla P. Huff, Chairman of the Board and Chief Executive Officer (principal executive officer)
Date: February 24, 2012	By: /s/ BRADLEY A. FERGUSON Bradley A. Ferguson, Chief Financial Officer (principal financial and accounting officer)
Date: February 24, 2012	By: /s/ S. MARCE FULLER S. Marce Fuller, Lead Director
Date: February 24, 2012	By: /s/ SUSAN D. BOWICK Susan D. Bowick, Director
Date: February 24, 2012	By: /s/ DAVID A. KORETZ David A. Koretz, Director
Date: February 24, 2012	By: /s/ GARRY K. MCGUIRE Garry K. McGuire, Director
Date: February 24, 2012	By: /s/ M. WAYNE WISEHART M. Wayne Wisehart, Director

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Independent Registered Public Accounting Firm
Ernst & Young LLP, Atlanta, Georgia

Legal Counsel
Troutman Sanders LLP, Atlanta, Georgia

Annual Meeting of Stockholders
The annual meeting of stockholders of EarthLink, Inc. will be held at 4:00 p.m. Eastern Daylight Time on May 1, 2012 at our offices at 1375 Peachtree Street, Atlanta, Georgia.

Investor Contact Information
Stockholders, financial analysts, and brokers seeking information about EarthLink, Inc.'s financial affairs may contact:

EarthLink, Inc.
Investor Relations Department
1375 Peachtree St.
Level A
Atlanta, GA 30309
investorrelations@corp.earthlink.net
Voice: (404) 748-7650
Fax: (404) 287-1053

Board of Directors
Susan D. Bowick
Marce Fuller
Rolla P. Huff
David A. Koretz
Garry K. McGuire
Thomas E. Wheeler
M. Wayne Wisehart

Stock Registrar and Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Stock Exchange and Listing Information
The Common Stock of EarthLink, Inc. is traded on the Nasdaq Global Market under the symbol ELNK.

Shares Outstanding
As of January 31, 2012, there were 106,219,847 common shares outstanding.

Form 10-K Information
We will furnish additional copies of our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission (exclusive of exhibits), without charge upon written request to our Chief Financial Officer.

Forward-Looking Statements
Please refer to "Risk Factors" in Item 1A of Part I and to the section entitled "Safe Harbor Statement" in Item 7 of Part II for a discussion of important factors that could cause actual results to differ from estimates or projections in the forward-looking statements contained in this Annual Report on Form 10-K.

EarthLink®